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TABLE OF CONTENTS 2

As filed with the Securities and Exchange Commission on July 27, 2005

Registration No. 333-125524

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1 TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Texas Genco Inc.
(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or other jurisdiction of incorporation or organization)	4911 (Primary Standard Industrial Classification Code Number)	20-2886772 (I.R.S. Employer Identification Number)
12301 Kurland Drive Houston, Texas 77034 (713) 795-6000 (Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

Thad Miller, Esq.
Executive Vice President, Chief Legal Officer
Texas Genco Inc.
12301 Kurland Drive
Houston, Texas 77034
(713) 795-6000
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:
Joshua Ford Bonnie, Esq. Edward P. Tolley III, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017-3954 Tel: (212) 455-2000 Fax: (212) 455-2502	Marc D. Jaffe, Esq. Latham & Watkins LLP 885 Third Avenue New York, New York 10022-4834 Tel: (212) 906-1200 Fax: (212) 751-4864

            Approximate date of commencement of the proposed sale of the securities to the public: As soon as practicable after the Registration Statement becomes effective.

            If any of the securities being registered on this form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

            If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

            If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

            If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

            If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee

Class A Common Stock, par value $0.01 per share(2)	$600,000,000	$70,620(3)

(1)
Estimated solely for the purpose of calculating the registration fee under Rule 457(o) of the Securities Act of 1933, as amended.
(2)
Includes shares of Class A common stock that the underwriters have the option to purchase to cover over-allotments, if any.
(3)
Previously paid.

            The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated July 27, 2005.

             Shares

Texas Genco Inc.

Class A Common Stock

          This is the initial public offering of shares of Class A common stock of Texas Genco Inc. Texas Genco Inc. is offering all of the              shares to be sold in the offering.

          Immediately following this offering, stockholders that purchase shares in this offering will own       % of the equity in our business, or       % if the underwriters exercise their option to purchase additional shares in full. Our existing equityholders, consisting of investment funds affiliated with The Blackstone Group, Hellman & Friedman LLC, Kohlberg Kravis Roberts & Co. L.P. and Texas Pacific Group and certain members of our management, will beneficially own all of the remaining equity in our business and will have       % of the voting power in Texas Genco Inc., or       % if the underwriters exercise their option to purchase additional shares in full.

          We intend to use all of the net proceeds from this offering to pay special distributions to our existing equityholders.

          Prior to this offering, there has been no public market for the Class A common stock. It is currently estimated that the initial public offering price per share will be between $             and $             . Texas Genco Inc. intends to list the Class A common stock on the New York Stock Exchange or the NASDAQ National Market under the symbol "    ".

          See "Risk Factors" on page 16 to read about factors you should consider before buying shares of the Class A common stock.

          Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Texas Genco Inc.	$	$

          To the extent that the underwriters sell more than              shares of Class A common stock, the underwriters have an option to purchase up to an additional               shares from Texas Genco Inc. at the initial public offering price less the underwriting discount. We intend to use the net proceeds from any shares sold pursuant to the underwriters' option to purchase additional shares to pay an additional special distribution to our existing equityholders.

          The underwriters expect to deliver the shares against payment in New York, New York on                          , 2005.

Goldman, Sachs & Co.

Prospectus dated                          , 2005.

SUMMARY

          This summary highlights information contained elsewhere in this prospectus and does not contain all the information you should consider before investing in our securities. You should read this entire prospectus carefully, including the section entitled "Risk Factors" and the historical financial statements and the notes to those statements, before making an investment decision.

Texas Genco

          We are a wholesale electric power generation company engaged in the ownership and operation of a diverse portfolio of power plants in the state of Texas. According to the Electric Reliability Council of Texas, the independent system operator for the electric market that services 85% of the electric demand in Texas, we are the second-largest generation company within that market and the largest owner of power plants in the Houston zone of that market based on owned MW. We sell power and related products to wholesale purchasers such as retail electric providers, power trading organizations, municipal utilities, electric power co-operatives and other power generation companies.

          We currently own 48 operating generation units at nine power generation plants, including an undivided 44.0% interest in two nuclear generation units at South Texas Project Electric Generating Station. The substantial majority of our revenue and cash flow is realized from the sale of power from eight units at our three solid fuel (coal, lignite and uranium) power plants — W. A. Parish, Limestone and South Texas Project Electric Generating Station. Because generation units are generally dispatched in order of lowest cost and approximately 73% of the net generation capacity in our market is higher-cost natural gas-fired generation, we expect these eight baseload units to operate nearly 100% of the time they are available.

          Our management team has implemented a strategy of creating a stable base of operating cash flows through a combination of forward power sales, natural gas swap agreements (which have the effect of hedging our revenues), and forward solid fuel and fuel transportation purchases. As of June 30, 2005, we had economically hedged the market price risk exposure associated with approximately 78% of our available baseload capacity from 2005 through 2009 (including 71% under fixed price power contracts and 7% using natural gas swaps). These forward power sales and natural gas swap agreements, combined with additional amounts in 2010, together represent approximately $7.5 billion in total future revenue. In addition, we had contracted to purchase at future dates under fixed price contracts (with contractually-specified price adjustments) enough solid fuel to provide for approximately 78% of our expected generation from our solid-fuel baseload plants from 2005 through 2009. We believe that the stable cash flows generated by this combination of forward power sales and natural gas swap agreements and forward solid fuel and fuel transportation purchases create a strong platform for growth in our equity value, initially through reducing the level of debt in our capital structure and ultimately through additions to our generation business in Texas and expansion into other attractive markets. In addition, our portfolio of natural gas-fired units that serve the Houston market provides opportunities for us to capture additional revenues through offering capacity or similar products to retail electric providers and others, selling power at prevailing market prices during periods of peak demand and providing ancillary services in support of system reliability.

          As of June 30, 2005, the aggregate net generation capacity of our portfolio of operating assets was 10,941 MW, of which 5,222 MW represented the low marginal cost generation capacity of our solid-fuel baseload plants. For the twelve months ended March 31, 2005, giving pro forma effect to the acquisitions of our generation plants and the related financings, and to the corporate reorganization we will undertake in connection with this offering as if these transactions had occurred on April 1, 2004, we had revenues of $2,434.4 million, income before minority interest of

$             and net income of $             . See "The Formation Transactions," "Reorganization and Holding Company Structure" and "Unaudited Pro Forma Financial Information."

Our Generation Plants

          We operate a portfolio of electric power generation plants diversified across fuel sources, technology and geographic regions within the Electric Reliability Council of Texas market. Our most important plants are our low-cost and efficient solid-fuel baseload plants, which produced 81% of our total megawatt hours sold for the twelve months ended March 31, 2005 (giving pro forma effect to the acquisitions of our generation plants as if these had occurred at the beginning on the period) and generate a substantial majority of our revenues and cash flow. The following table describes our electric power generation plants and net generation capacity as of June 30, 2005.

Generation Sites	Net Generation Capacity (MW)(1)	Number of Units	Fuel Type(2)	Electric Reliability Council of Texas Zone	Dates of First Commercial Operation(3)
Solid-Fuel Baseload Units:
W. A. Parish(4)	2,464	4	PRB Coal	Houston	1977-1982
Limestone	1,629	2	Lignite/PRB Coal	North	1985-1986
South Texas Project(5)	1,129	2	Nuclear	South	1988-1989

Total Solid-Fuel Baseload	5,222	8

Operating Natural Gas-Fired Units:
Cedar Bayou	1,492	2	Natural Gas	Houston	1970-1972
T. H. Wharton	1,090	17	Natural Gas	Houston	1967-1974
W. A. Parish (natural gas)(4)	1,086	5	Natural Gas	Houston	1958-1968
San Jacinto	162	2	Natural Gas	Houston	1995
S. R. Bertron	784	6	Natural Gas	Houston	1956-1967
Greens Bayou	715	7	Natural Gas	Houston	1973-1976
P. H. Robinson(6)	390	1	Natural Gas	Houston	1967

Total Operating Natural Gas-Fired	5,719	40

Total Operating	10,941	48

Mothballed or Retired Natural Gas-Fired Units(7):
Cedar Bayou	760	1	Natural Gas	Houston	1974
T. H. Wharton	229	1	Natural Gas	Houston	1960
Webster	387	2	Natural Gas	Houston	1965-1967
Deepwater	174	1	Natural Gas	Houston	1953
H. O. Clarke	78	6	Natural Gas	Houston	1968
P. H. Robinson	1,750	3	Natural Gas	Houston	1966-1973

Total Mothballed or Retired	3,378	14

Total	14,319	62

(1)
Figures for net generation capacity are demonstrated capability based on tests performed by us and reported to the Electric Reliability Council of Texas as of June 30, 2005 except for mothballed or retired units for which figures for net generation capacity are based on the last available test from the period in which units were in operation. Actual capacity can vary depending on factors including weather conditions, operational conditions and other factors. The Electric Reliability Council of Texas requires periodic demonstration of capability, and the capacity of our generation units may vary individually and in the aggregate from time to time.

(2)
PRB coal is coal mined from the Powder River Basin, a coal-producing area in northeastern Wyoming and southeastern Montana. Such coal has low sulfur content relative to most coal from the eastern United States.

(3)
These dates represent the range of dates on which our units began commercial operation.

(4)
W. A. Parish has nine units, four of which are baseload coal-fired units and five of which are natural gas-fired units.

(5)
Net generation capacity figure represents our 44.0% undivided interest in South Texas Project Electric Generating Station.

(6)
One unit at P. H. Robinson whose operations we had proposed to suspend has been identified by the Electric Reliability Council of Texas as necessary for system reliability requirements. We have entered into a one-year reliability "must-run" contract for this unit pursuant to which the Electric Reliability Council of Texas will pay us an amount equal to our costs to activate and operate the unit plus the cost of fuel and a limited margin when the unit is operating pursuant to the contract.

(7)
In January 2005, we filed notice with the Electric Reliability Council of Texas to suspend operations for 15 natural gas-fired units at six different plant sites that are uneconomic. The Electric Reliability Council of Texas has notified us that 14 of the units are not required for system reliability. We have placed three P. H. Robinson units and a unit at Cedar Bayou into mothball status for more than 180 days, will retire a unit at T. H. Wharton and will sell the Webster, Deepwater and H. O. Clarke sites, which comprise nine units.

Recent Initiatives

          Since we signed definitive documentation in July 2004 to acquire Texas Genco Holdings, Inc. from CenterPoint Energy, Inc. our new management team has undertaken a variety of initiatives to materially enhance the value of our business, including:

  •
  executing new forward power sales and natural gas swap agreements at attractive prices that we expect will generate $5.3 billion of stable revenue through 2010;

  •
  implementing initiatives that we expect will reduce overhead costs by $75 million on an annual basis through a reduction in the workforce, the assumption of services previously provided by CenterPoint Energy, Inc. and Reliant Energy, Inc. and the suspension of operations of uneconomic natural gas-fired units;

  •
  effecting the acquisition, funded from cash on the balance sheet, of an additional 339 MW of ownership interest in South Texas Project Electric Generating Station; and

  •
  selling non-core assets.

Our Competitive Strengths

          High Quality, Low-Cost, Solid-Fuel Baseload Power Plants.    Our solid-fuel baseload power plants are well-built and well-maintained, representing 5,222 MW of net generation capacity. W. A. Parish and Limestone have a history of strong operating performance, as evidenced by their being available to operate 84.9% and 87.6% of the time, respectively, over the five years ended December 31, 2003, compared to the five-year industry average availability for coal and lignite power plants of 84.1% and 85.2%, respectively. South Texas Project Electric Generating Station is one of the newest nuclear-powered generation plants in the United States and, for the year ended December 31, 2004, was both available and operated in excess of 99% of the time. Adequate provisions exist for long-term on-site storage of spent nuclear fuel throughout the remaining life of the existing South Texas Project Electric Generating Station plant licenses. We believe we have made all investments necessary to meet applicable air emissions requirements for all of our solid-fuel baseload plants.

          Favorable Dynamics for Baseload Power Plants in Our Market.    The Electric Reliability Council of Texas market represents approximately 85% of the demand for power in Texas and is one of the nation's largest and fastest growing power markets. From 1994 through 2004, peak hourly demand in this market grew at a compound annual rate of 3.2%, compared to a compound annual rate of growth of peak hourly demand of 2.2% in the U.S. for the same period. In addition, higher marginal cost natural gas-fired power plants currently set the market price of wholesale power more than 90% of the time in our market due to the fact that electricity demand almost always exceeds supply available from solid-fuel baseload power plants. The current pricing environment allows our low-cost solid-fuel baseload power plants to earn attractive operating margins compared to natural gas-fired power plants. Furthermore, no new coal or nuclear power plant has been built in our market since 1993 and no such power plants are currently permitted or under construction.

          Experienced Management Team.    We are led by a management team with substantial experience in the energy industry and strong operating, commercial, regulatory, financial and strategic capabilities. Our Chief Executive Officer, Jack Fusco, founded Orion Power Holdings, Inc. in 1998 and, in less than five years, he and his team built Orion Power into a profitable and diversified generation company with 85 power plants representing over 5,600 MW of generation capacity across four different states. Many of Mr. Fusco's former colleagues have also joined our management team. The senior management team's interests are aligned with those of our stockholders through their ownership of a meaningful share of our business through direct cash equity investments and our employee option program.

          Significant Free Cash Flow Generation.    The current pricing environment allows us to generate significant free cash flow, and we actively seek to secure this cash flow through a combination of fixed price forward power sales and natural gas swap agreements coupled with forward solid fuel and fuel transportation arrangements. We believe that this strategy, together with our relatively low capital expenditure requirements going forward, provides us significant financial flexibility. Specifically, we believe that our strategy should allow us to generate significant and growing free cash flow to, among other things, repay indebtedness, pay dividends to stockholders and grow our generating business in Texas and expand into other attractive domestic markets.

          Cost Reduction Opportunities.    Since December 2004, we have implemented initiatives designed to reduce our costs and improve our operating performance. For example, we have decentralized and streamlined our business processes and operations, quickly assumed the roles and responsibilities associated with the majority of the acquisition transition services agreements and suspended operation of units that are uneconomic. We expect these initiatives will result in 2005 cost savings of $30 million and annual savings thereafter of $75 million.

          Strong Base for Disciplined Expansion.    Our existing portfolio of power plants and sites provides opportunities for expansion of our generating capacity. In addition, we believe that our management's experience in operating, acquiring and integrating domestic generation assets and the substantial free cash flow generation capability of our plants in Texas should allow us to expand our business in Texas and in other attractive domestic markets. Should these organic or external opportunities not emerge or not prove attractive enough to pursue, we plan to repay indebtedness and return capital to stockholders.

Our Strategy

          Our goal is to become the premier independent power producer in North America while maximizing value for our stockholders. We intend to pursue our goal by:

  •
  attracting and retaining talented, entrepreneurial employees;

  •
  improving the operating performance and lowering the operating costs of our power plants;

  •
  optimizing our asset base to match market conditions and demands;

  •
  opportunistically expanding our existing solid-fuel baseload power plants; and

  •
  evaluating and executing a disciplined growth program into other attractive domestic markets.

          In addition, we have implemented a risk management strategy to reduce our exposure to fluctuations in the market prices of power and fuel, reduce our operating risk and increase the certainty of our cash flows. The focus of this strategy is to secure gross margins for our baseload generation capacity while maintaining sufficient generation capacity reserves to mitigate plant outage risks. Our risk management strategy includes the following key attributes:

  •
  no speculative commodity trading;

  •
  targeting selling on a firm basis up to 80% of future available baseload capacity for a rolling three-year period or longer depending on market conditions and our credit capacity;

  •
  selling the remainder of our future available baseload capacity on a short-term and/or non-firm basis, so that, together with our portfolio of natural-gas fired units, we will have available substantial reserve generation capacity;

  •
  using the financial markets to hedge power price risk where appropriate, subject to the above parameters;

  •
  coordinating our forward power sales and natural gas swap agreements with our forward purchases of solid fuel and fuel transportation for comparable time periods and quantities, to the extent practicable; and

  •
  limiting future demands on our liquidity by capping, to the extent practicable, the amount of cash and letter of credit collateral provided to our counterparties.

          The following table summarizes our forward power sales and natural gas swap agreements transacted through June 30, 2005. Approximately 80% of our forward power sales and natural gas swap agreements are with investment grade rated counterparties, and we expect this percentage to increase over time as current contracts with below investment grade rated counterparties are fulfilled.

	2005	2006	2007	2008	2009	Annual Average for 2005-2009	2010
Baseload Capacity (MW)(1)	5,222	5,327	5,359	5,359	5,359	5,325	5,359
Available Baseload Capacity (MW)(2)	4,791	4,943	5,146	5,107	5,090	5,015	5,090
Forward Firm Sales Obligations (MW)(3)	3,865	3,279	3,971	3,450	1,875	3,288	100
Forward Natural Gas Swap Agreements (MW)(4)	—	527	—	344	871	348	601
Forward Non-Firm Sales Obligations (MW)(5)	602	350	200	150	—	260	—
Total Baseload Sales (MW)	4,467	4,156	4,171	3,944	2,746	3896	701
Available Baseload Capacity Sold Forward-Firm(6)	81%	77%	77%	74%	54%	73%	14%
Available Baseload Capacity Sold Forward- Non-Firm(5)	13%	7%	4%	3%	—	5%	—
Total Available Baseload Capacity Sold Forward	93%	84%	81%	77%	54%	78%	14%
Weighted Average Forward Price ($ per MWh)(6)	43	44	38	40	46	42	49
Total Revenue Sold Forward ($ in millions)(3)(4)(6)	1,688	1,603	1,391	1,401	1,106	1,434	303

(1)
Baseload Capacity (MW) is the sum of the net generation capacity of our solid-fuel baseload plants and is based on tests performed by us and reported to the Electricity Reliability Council of Texas as of June 30, 2005 and includes the 44.0% undivided interest in South Texas Project Electric Generating Station we now own. Actual capacity can vary depending on factors including weather conditions, operational conditions and other factors. The Electricity Reliability Council of Texas requires periodic demonstration of capability, and the capacity of our generating units may vary individually and in the aggregate from time to time.

(2)
Available Baseload Capacity (MW) is the average capacity of our solid-fuel baseload plants adjusted for planned outages during the course of a year. It does not take into account possible unplanned outages and, for the period from January 1, 2005 through May 19, 2005, includes only a 30.8% undivided interest in South Texas Project Electric Generating Station.

(3)
All forward sales attributable to Texas Genco Holding, Inc.'s share of the output of South Texas Project Electric Generating Station were passed through to Texas Genco, LP prior and subsequent to the close of the Nuclear Acquisition.

(4)
The Forward Natural Gas Swap quantities reflected in equivalent MW are derived by dividing the quantity of MMBtu of natural gas hedged by the average market heat rate of the relevant Electricity Reliability Council of Texas zones as of June 30, 2005. Revenues sold forward include revenues associated with natural gas swap agreements which are estimated by multiplying the contracted fixed swap price we receive by the market heat rate of the relevant Electricity

  Reliability Council of Texas zones as of June 30, 2005. Under the terms of natural gas swap agreements, we receive (if the spot price of natural gas is less than the contracted fixed swap price) or pay (if the spot price of natural gas is more than the contracted fixed swap price) the difference between the cost of natural gas in the spot market and the contracted fixed swap price. Due to the high correlation between natural gas prices and power prices in the Electricity Reliability Council of Texas market, these arrangements are designed to hedge the amount of power sales revenue we will receive for the equivalent amount of capacity. Under these arrangements, assuming a constant market heat rate, as the price of natural gas rises, the amount we pay on the natural gas swap agreements is offset by an increase in the price we receive for power. Total revenue will be affected by any ineffectiveness recognized in connection with the natural gas swap agreements due to a change in the correlation between natural gas prices and electricity prices.

(5)
Forward Non-Firm Sales Obligations (MW) are sales for which we are not required to deliver electricity in the event of an outage at a baseload plant.

(6)
Includes amounts under fixed price power sales contracts and amounts financially hedged under natural gas swap agreements.

Risks Related to Our Business

          We are subject to a variety of risks related to our competitive position and business strategies. Some of the more significant challenges and risks include those associated with the operation of our power generation plants, volatility in power prices and fuel costs, our leveraged capital structure and extensive governmental regulation. See "Risk Factors" beginning on page 16 for a discussion of the factors you should consider before investing in our securities.

          Texas Genco Inc.'s principal executive offices are located at 12301 Kurland Drive, Houston, Texas 77034. Our telephone number is (713) 795-6000.

Reorganization and Holding Company Structure

          Prior to the Class A common stock offering we will effect a reorganization described in greater detail in "Reorganization and Holding Company Structure." Following the reorganization and the Class A common stock offering, Texas Genco Inc. will be a holding company and its sole asset will be an equity interest in Texas Genco Holdings LLC. As the sole managing member of Texas Genco Holdings LLC, Texas Genco Inc. will operate and control all of the business and affairs of Texas Genco Holdings LLC and, through Texas Genco Holdings LLC and its subsidiaries, continue to conduct the business now conducted by these subsidiaries. Texas Genco Holdings LLC will reimburse Texas Genco Inc. for its expenses but will not pay Texas Genco Inc. any fees. Texas Genco Inc. will consolidate the financial results of Texas Genco Holdings LLC and its subsidiaries and the ownership interest of our existing equityholders in Texas Genco Holdings LLC will be reflected as a minority interest in Texas Genco Inc.'s consolidated financial statements.

          The diagram below depicts our organizational structure immediately after the consummation of the reorganization, including the Class A common stock offering:

*
Investment funds affiliated with The Blackstone Group, Hellman & Friedman LLC, Kohlberg Kravis Roberts & Co. L.P. and Texas Pacific Group and certain members of our management team. The investment funds hold their interests in the membership units of Texas Genco Holdings LLC and in the Class B common stock of Texas Genco Inc. indirectly through Texas Genco Sponsor LLC.

          Immediately following this offering, stockholders that purchase shares in this offering will own       % of the equity in our business, or       % if the underwriters exercise their option to purchase additional shares in full. Our existing equityholders, consisting of investment funds affiliated with The Blackstone Group, Hellman & Friedman LLC, Kohlberg Kravis Roberts & Co. L.P. and Texas Pacific Group and certain members of our management, will beneficially own all of the remaining equity in our business and will have       % of the voting power in Texas Genco Inc., or       % if the underwriters exercise their option to purchase additional shares in full.

The Offering

Class A common stock offered by Texas Genco Inc.	shares.
Class A common stock outstanding after this offering
shares (or shares if our existing equityholders exchanged all of their membership units in Texas Genco Holdings LLC, including membership units that will be distributed to these holders to the extent the underwriters do not exercise their option to purchase additional shares, for newly issued shares of Class A common stock on a one-for-one basis).
Use of proceeds
We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and estimated offering expenses, will be approximately $ million, or approximately $ million if the underwriters exercise their option to purchase additional shares in full.

Texas Genco Inc. will use the proceeds from this offering to purchase newly issued membership units from Texas Genco Holdings LLC, or membership units if the underwriters exercise their option to purchase additional shares in full. We intend to use all of these net proceeds to pay special distributions to existing equityholders.
Voting rights	Each share of our Class A common stock will entitle its holder to one vote on all matters to be voted on by stockholders generally.

Each holder of membership units in Texas Genco Holdings LLC will be issued one or more shares of our Class B common stock that will entitle the holder (other than Texas Genco Inc.), without regard to the number of shares of Class B common stock held, to a number of votes in Texas Genco Inc. that is equal to the aggregate number of membership units in Texas Genco Holdings LLC held by such holder.

Holders of our Class A common stock and Class B common stock will vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law.
Dividend policy
Upon completion of this offering, our board of directors currently intends to adopt a policy of declaring, subject to legally available funds, a quarterly cash dividend on our Class A common stock at an annual rate initially equal to approximately $ per share, unless our board of directors, in its sole discretion, determines otherwise, commencing with the quarter of 2005. However, we cannot assure you that sufficient cash will be available to pay such dividends or that our subsidiaries' debt instruments will permit the payment of such dividends.

We are a holding company and, as such, our ability to pay dividends is subject to the ability of our subsidiaries to provide cash to us. The declaration and payment of future dividends by us will be at the discretion of our board of directors and will depend on, among other things, general economic and business conditions, our strategic plans, our financial results and condition, contractual, legal and regulatory restrictions on the payment of dividends by us and our subsidiaries, and such other factors as our board of directors considers to be relevant.

In addition, as described under "Use of Proceeds," we intend to distribute all net proceeds from this offering, including any net proceeds received upon the exercise by the underwriters of their option to purchase additional shares, to our existing equityholders.

We also intend to distribute up to membership units of Texas Genco Holdings LLC to our existing equityholders, shortly after the expiration of the underwriters' option to purchase additional shares (to the extent that the option is not exercised in full). The aggregate number of membership units so distributed will equal (x) the number of additional shares the underwriters have an option to purchase minus (y) the actual number of shares the underwriters purchase from us pursuant to that option.
See "Dividend Policy" and "Description of Indebtedness."
Risk factors
An investment in our Class A common stock involves significant risks. You should carefully consider all of the information in this prospectus prior to investing in our Class A common stock. In particular, for a discussion of specific factors that you should consider in evaluating an investment in the Class A common stock, see "Risk Factors" beginning on page 16.
Proposed trading symbol	.

          Unless we specifically state otherwise, all information in this prospectus assumes no exercise by the underwriters of their option to purchase additional shares. In addition, shares outstanding and the other information based thereon do not reflect:

  •
  shares of Class A common stock issuable pursuant to outstanding options, of which options relating to              shares of our Class A common stock have vested; and

  •
  shares of Class A common stock reserved for issuance under our stock incentive plan.

See "Management — Equity Benefit Plans."

Summary Financial and Other Data

          The following table sets forth summary consolidated financial information and other data for Texas Genco LLC and its subsidiaries and for Texas Genco Holdings, Inc., Texas Genco LLC's predecessor for financial reporting purposes, and its subsidiaries. Because Texas Genco LLC acquired Texas Genco Holdings, Inc. as part of a multi-step transaction in which the Initial Acquisition (as defined under "The Formation Transactions") was consummated on December 15, 2004 and the Nuclear Acquisition (as defined under "The Formation Transactions") was consummated on April 13, 2005, information is presented for Texas Genco Holdings, Inc. as of and for the years ended December 31, 2002, 2003 and 2004 and as of and for the three months ended March 31, 2004 and 2005.

          The consolidated financial position and consolidated results of operations for Texas Genco LLC as of December 31, 2004 and for the period from July 19, 2004 ("Inception") through December 31, 2004 were derived from our audited consolidated financial statements. The consolidated financial position and consolidated results of operations as of and for the three months ended March 31, 2005 were derived from our unaudited financial statements which have been prepared on a similar basis to that used in the preparation of our audited financial statements. We did not exist prior to Inception; therefore, no consolidated financial and other data has been presented in the following table for Texas Genco LLC for any other period.

          The consolidated financial position and consolidated results of operations for Texas Genco Holdings, Inc. as of and for the years ended December 31, 2002, 2003 and 2004 were derived from Texas Genco Holdings, Inc.'s audited financial statements. The consolidated financial position and consolidated results of operations for Texas Genco Holdings, Inc. as of and for the three months ended March 31, 2004 and 2005 were derived from Texas Genco Holdings, Inc.'s unaudited financial statements which have been prepared on a similar basis to that used in the preparation of Texas Genco Holdings, Inc.'s audited financial statements. The financial information for Texas Genco Holdings, Inc. reflects ownership of the Non-Nuclear Assets (as defined under "The Formation Transactions") for periods prior to December 15, 2004 and of an undivided 30.8% interest in South Texas Project Electric Generating Station for all periods presented, and is therefore not comparable to the historical financial information for Texas Genco LLC, which reflects only ownership of the Non-Nuclear Assets for periods subsequent to December 15, 2004 and does not reflect the Nuclear Acquisition.

          The summary pro forma balance sheet data of Texas Genco LLC as of March 31, 2005 give pro forma effect to the Nuclear Acquisition, the Nuclear Acquisition Financing (as defined under "The Formation Transactions") and the consummation of the ROFR (as defined under "The Formation Transactions"), which increased our undivided interest in South Texas Project Electric Generating Station to 44.0%, as if they had been consummated on that date. The pro forma balance sheet data of Texas Genco Inc. as of March 31, 2005 give pro forma effect to these transactions, as further adjusted to give effect to the Reorganization. We intend to distribute the net proceeds from the Class A common stock offering to our existing equityholders and there is no resulting further adjustment to the pro forma balance sheet to give effect to the issue and sale of the shares and the intended application of the net proceeds. The summary pro forma results of operations of Texas Genco Inc. for the twelve months ended March 31, 2005 give pro forma effect to all of the Formation Transactions and the Reorganization as if they had been consummated on January 1, 2004. The ROFR is considered to be an asset acquisition and accordingly, pursuant to the accounting guidance applicable to the preparation of pro forma financial statements, the pro forma effects of that transaction are not presented in the pro forma results of operations. Therefore, only the pro forma balance sheet data and pro forma selected operating information give pro forma effect to consummation of the ROFR.

          The summary pro forma financial data are for informational purposes only and should not be considered indicative of actual results that would have been achieved had these events actually been consummated on the dates indicated and do not purport to indicate results of operations as of any future date or for any future period.

          Historical results are not indicative of future performance. The following tables should be read in conjunction with "The Formation Transactions," "Unaudited Pro Forma Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical financial statements and the notes to those statements appearing elsewhere in this prospectus.

	Texas Genco Holdings, Inc. — Predecessor					Texas Genco LLC				Texas Genco Inc.
									For the twelve months ended March 31, 2005	For the twelve months ended March 31, 2005
										Pro forma for the Formation Transactions and the Reorganization(2)
	For the years ended December 31,			For the three months ended March 31,		Period from July 19, 2004 through December 31, 2004
									Pro forma for the Formation Transactions
								For the three months ended March 31, 2005
	2002(1)	2003	2004	2004	2005
	($ in millions, except per unit data)
Statement of Operations Data:
Revenues(3)	$1,541	$2,002	$2,054	$439	$57		$96	$503	$2,332	$2,332
Operating expenses:
Fuel and purchased power expense(4)	1,083	1,171	1,021	195	5		45	229	997	997
Operation and maintenance(5)	391	411	415	101	26		24	110	481	471
Depreciation and amortization	157	159	89	40	4		13	75	333	333
Write-down of assets(6)	—	—	763	—	—		—	—	—	—
Taxes other than income taxes	43	39	41	12	3		—	9	40	40

Total	1,674	1,780	2,329	348	38		82	423	1,851	1,841

Operating income/(loss)	(133)	222	(275)	91	19		14	80	481	491
Other income	3	2	5	—	1		—	2	8	8
Interest income (expense), net(7)	(26)	(2)	—	—	(1)		(34)	(40)	(170)	(170)

Income (loss) before income taxes	(156)	222	(270)	91	19		(20)	42	319	329
Income tax expense (benefit)(8)	(63)	71	(171)	30	6		—	—	31

Income (loss) before cumulative effect of accounting change	(93)	151	(99)	61	13		(20)	42	288
Cumulative effect of accounting change, net of tax(9)	—	99	—	—	—		—	—	—	—

Income before minority interest	(93)	250	(99)	61	13		(20)	42	288
Minority interest(10)	—	—	—	—	—		—	—	—

Net income/(loss)	$(93)	$250	$(99)	$61	$13		$(20)	$42	$288	$

Pro Forma Earnings Per Share Data(11):
Income (loss) per share before cumulative effect of accounting change — basic and diluted										$
Net income (loss) per share — basic and diluted
Weighted average shares outstanding — basic and diluted
Other Financial Data:
EBITDA(12)	$52	$406	$(154)	$138	$26		$27	$157	$846	$856
Capital expenditures	258	157	73	23	9		6	23
Selected Operating Information:
Total power generation capacity (MW)(13)(14)	14,175	14,153	14,153	14,153	788		13,375	13,375	14,500	14,500
Total baseload capacity(MW)(14)	4,852	4,834	4,834	4,834	788		4,159	4,159	5,284	5,284
Total sales (GWh)	51,463	47,375	47,308	10,721	1,380		N/A	10,258	49,536	49,536
Total baseload generation (GWh)	35,396	34,305	37,583	9,011	1,380		N/A	7,492	40,137	40,137
Average power price (per MWh)(15)	$29.94	$42.27	$45.02	$40.96	$41.52	$	N/A	$44.14	$45.34	$45.34
Average baseload power price (per MWh)(16)	$25.48	$33.76	$38.85	$37.05	$41.52	$	N/A	$42.77	$39.93	$39.93
Average fuel cost (per MWh)(17)	$20.75	$24.38	$21.81	$18.36	$3.77	$	N/A	$18.54	$20.46	$20.46
Average baseload fuel cost (per MWh)(18)	$14.90	$13.40	$13.15	$13.08	$3.77	$	N/A	$14.86	$12.56	$12.56

	Texas Genco Holdings, Inc. — Predecessor					Texas Genco LLC			Texas Genco Inc.
								As of March 31, 2005	As of March 31, 2005
									Pro forma for the Formation Transactions and the Reorganization(2)
	As of December 31,			As of March 31,				Pro forma for the Formation Transactions
						As of December 31, 2004	As of March 31, 2005
	2002(1)	2003	2004	2004	2005
	(in millions)
Balance Sheet Data (at period end):
Property, plant and equipment, net	$4,096	$4,126	$474	$4,102	$475	$2,446	$2,429	$3,480	$3,480
Total assets	4,508	4,640	1,395	4,619	1,010	4,588	4,581	5,901
Total debt	—	—	—	—	75	2,280	2,277	2,851	2,851
Minority interest(10)	—	—	—	—	—	—	—	—
Shareholders' equity	2,824	3,033	454	3,074	467	—	—	—
Members' equity(19)	—	—	—	—	—	772	768	886	—

(1)
Upon the restructuring of Reliant Energy Incorporated pursuant to its business separation plan, effective August 31, 2002, Texas Genco Holdings, Inc.'s equity structure was changed to reflect the contribution of Reliant Energy Incorporated's electric generating facilities to Texas Genco Holdings, Inc.

(2)
The ROFR is considered to be an asset acquisition and accordingly, pursuant to the accounting guidance applicable to the preparation of pro forma financial statements, the pro forma effects of that transaction are not presented in the pro forma results of operations. Therefore, only the pro forma balance sheet data and pro forma selected operating information give pro forma effect to consummation of the ROFR. Giving effect to the consummation of the ROFR would have increased pro forma revenues by $102.5 million to $2,434.4 million increased pro forma net income by $          million to $          million, increased pro forma EBITDA by $59.6 million to $915.5 million and increased pro forma capital expenditures by $8.5 million to $97.1 million for the twelve months ended March 31, 2005.

(3)
Revenues for Texas Genco LLC include amortization of the liability related to below-market power sales contracts recorded in connection with the Initial Acquisition and the effect of other non-trading derivatives, which increased revenues by $12.3 million and decreased revenues by $3.6 million, respectively, for the period from Inception through December 31, 2004. For the three months ended March 31, 2005, amortization of the liability related to below-market power sales contracts increased revenues for Texas Genco LLC by $62.9 million and the effect of other non-trading derivatives decreased revenues for Texas Genco LLC by $12.6 million. On a pro forma basis for the twelve months ended March 31, 2005, amortization of the liability related to below-market power sales contracts increased revenues by $204.7 million and the effect of other non-trading derivatives decreased revenues by $16.2 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Assumed Contracts."

(4)
Fuel and purchased power expense for Texas Genco LLC includes fuel-related depreciation and amortization — amortization of nuclear fuel, railcar depreciation and depreciation of other fuel related assets — and the amortization of the liability related to above-market coal purchase contracts (which obligations we expect to fulfill in 2010) recorded in connection with the Initial Acquisition. The amortization of the liability related to above-market coal purchase contracts decreased fuel and purchased power expense for Texas Genco LLC by $1.5 million for the period from Inception through December 31, 2004 and $13.1 million for the three months ended March 31, 2005. On a pro forma basis, the amortization of the liability related to above-market coal purchase contracts decreased fuel and purchased power expense by $55.8 million for the twelve months ended March 31, 2005. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Assumed Contracts."

(5)
Operation and maintenance for Texas Genco Holdings, Inc. includes allocations of overhead costs from CenterPoint Energy, Inc. Operations and maintenance for Texas Genco LLC includes payments to CenterPoint Energy, Inc. and Reliant Energy, Inc. for transition services. Operations and maintenance for Texas Genco LLC for the three months ended March 31, 2005 includes a charge of $24.2 million related to our workforce optimization plan and a payment of $2.5 million of monitoring fees paid to investment funds affiliated with The Blackstone Group, Hellman & Friedman LLC, Kohlberg Kravis Roberts & Co. L.P. and Texas Pacific Group, which fees will terminate upon consummation of the offering of Class A common stock.

(6)
For the year ended December 31, 2004, Texas Genco Holdings, Inc. recorded an asset impairment of $763 million ($426 million net of tax) to reflect the net realizable value for the assets to be sold in the Initial Acquisition. Texas Genco Holdings, Inc. ceased depreciation on its coal, lignite and natural gas-fired generation plants at the time these assets were considered "held for sale." This resulted in a decrease in depreciation expense of $69 million for the year ended December 31, 2004 as compared to the same period in 2003.

(7)
Interest income (expense), net for Texas Genco LLC includes amortization of deferred financing fees of $(0.6) million for the period from Inception through December 31, 2004 and $(3.3) million for the three months ended March 31, 2005. On a pro forma basis, interest income (expense), net includes amortization of deferred financing fees of $(13.1) million for the twelve months ended March 31, 2005.

(8)
Texas Genco LLC is a limited liability company that is treated as a partnership for U.S. federal income tax purposes and is, therefore, not itself subject to federal income taxation. Profits or losses are subject to taxation at the member interest level. Texas Genco Holdings, Inc., our subsidiary that holds our 44.0% undivided interest in South Texas Project Generating Station, is a corporation that is subject to U.S. federal income taxation on its income.

(9)
Cumulative effect of an accounting change resulting from the allocation of Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations."

(10)
Pro forma minority interest reflects an adjustment to record the       % minority interest ownership of our existing equityholders in Texas Genco Holdings LLC, assuming             shares of Class A common stock are issued in connection with this offering. Membership units of Texas Genco Holdings LLC are exchangeable into shares of Class A common stock of Texas Genco Inc. on a one-for-one basis.

(11)
Earnings per share are calculated by dividing net earnings by the weighted average shares outstanding. Unaudited pro forma basic and diluted earnings per share have been calculated in accordance with the SEC rules for initial public offerings. Pro forma weighted average shares for purposes of the unaudited pro forma basic net income (loss) per share calculation is based on             shares outstanding as of March 31, 2005 and has been adjusted to reflect (1) the Reorganization, assuming that all of the holders of membership units in Texas Genco Holdings LLC (other than Texas Genco Inc.) exchanged their units for newly-issued shares of our Class A common stock on a one-for-one basis and including              shares of Class A common stock offered hereby and (2) the distribution of             membership units of Texas Genco Holdings LLC to our existing equityholders that will be made shortly after the expiration of the underwriters' option to purchase additional shares assuming no exercise of that option.

(12)
EBITDA represents net income (loss) before interest expense, income tax, depreciation and amortization. Management uses EBITDA as an additional tool to assess our operating performance. Management considers EBITDA to be a useful measure in highlighting trends in our business and in analyzing the profitability of similar enterprises because EBITDA typically eliminates the effects of financing decisions. As a result, management believes that EBITDA is more effective than net income in evaluating asset performance and differentiating efficient operators in the industry. EBITDA (as calculated with contractually specified adjustments) is also one of the key measures used in calculating compliance with covenants in our senior secured credit facilities and our senior notes. Non-compliance with financial covenants could prevent us from engaging in certain activities or result in a default under our senior secured credit facilities or our senior notes.

EBITDA has limitations as an analytical tool. For example, the use of EBITDA is limited as a measure to assess the performance of our business because it excludes certain material costs. EBITDA is not a measurement of operating performance calculated in accordance with GAAP and should not be considered as a substitute for net income, operating income, net profit after tax or cash flows from operating activities, as determined in accordance with GAAP, or as a measure of profitability or liquidity. In addition, since EBITDA is not defined by GAAP, it may not be calculated on the same basis as other similarly titled measures of other companies within our industry.

Management compensates for the limitations of using EBITDA by using it only to supplement our GAAP results to provide a more complete understanding of the factors and trends affecting our business.

Management believes that EBITDA provides useful information to potential investors and analysts because it provides insights into management's evaluation of our results of operations.

  The following table sets forth a reconciliation of net income (loss) to EBITDA:

	Texas Genco Holdings, Inc. — Predecessor					Texas Genco LLC			Texas Genco Inc.
								For the twelve months ended March 31, 2005	For the twelve months ended March 31, 2005
									Pro forma for the Formation Transactions and the Reorganization(c)
	For the years ended December 31,			For the three months ended March 31,		Period from July 19, 2004 through December 31, 2004
								Pro forma for the Formation Transactions
							For the three months ended March 31, 2005
	2002(1)	2003	2004	2004	2005
	(in millions)
Net income (loss)	$(93)	$250	$(99)	$61	$13	$(20)	$42	$288
Depreciation and amortization(a)	157	159	89	40	4	13	75	333	333
Fuel-related depreciation and amortization(b)	25	23	27	7	4	—	—	24	24
Interest expense (income)	26	2	—	—	1	34	40	170	170
Income taxes	(63)	71	(171)	30	6	—	—	31
Cumulative effect of accounting change	—	(99)	—	—	—	—	—	—	—
Minority interest	—	—	—	—	—	—	—	—

EBITDA(d)	52	406	(154)	138	28	27	157	846	856
  (a)
  Depreciation and amortization excludes fuel-related depreciation and amortization and amortization of the liabilities related to above-market coal purchase contracts and below-market sales contracts.

  (b)
  Fuel-related depreciation and amortization includes the amortization of nuclear fuel, railcar depreciation and depreciation of other fuel related assets, but excludes amortization of the liability related to above-market coal purchase contracts.

  (c)
  The ROFR is considered to be an asset acquisition and accordingly, pursuant to the accounting guidance applicable to the preparation of pro forma financial statements, the pro forma effects of that transaction are not presented in the pro forma results of operations. Therefore, only the pro forma balance sheet data and pro forma selected operating information give pro forma effect to consummation of the ROFR. Giving effect to the consummation of the ROFR, our EBITDA on a pro forma basis would have increased by $59.6 million to $915.5 million for the twelve months ended March 31, 2005.

  (d)
  EBITDA for Texas Genco Holdings, Inc. presented for the year ended December 31, 2003 represents adjusted EBITDA after giving effect to the cumulative effect of accounting change.

  Net income and EBITDA include the effect of the amortization of the liability related to the below-market sales contracts, the effect of other non-trading derivatives and the payment to the Investors of the management fee or the termination fee, as the case may be. The definition of EBITDA in our senior secured credit facilities excludes these items for purposes of determining covenant compliance. Net income and EBITDA also include the effect of the amortization of the liability related to the above-market coal contract. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Assumed Contracts."

(13)
We intend to mothball for more than 180 days, retire or sell 14 natural gas-fired units, representing approximately 3,378 MW of available capacity.

(14)
Figures for net generation capacity as of March 31, 2005 are demonstrated capability based on tests performed by us and reported to ERCOT as of May 20, 2005. Actual capacity can vary depending on weather conditions, operational conditions and other factors. ERCOT requires periodic demonstration of capability, and the capacity may vary individually and in the aggregate from time to time.

(15)
Average power price (per MWh) is total revenues, excluding revenues from amortization of below-market sales contracts and the effect of other non-trading derivatives, divided by megawatt hours sold.

(16)
Average baseload power price (per MWh) is total revenues from our solid-fuel baseload power plants, excluding revenues from amortization of below-market sales contracts and the effect of other non-trading derivatives, divided by baseload megawatt hours generated.

(17)
Average fuel cost (per MWh) is total fuel and purchased power expense, excluding the amortization of above-market coal purchase contracts, but including the amortization of nuclear fuel, railcar depreciation and depreciation of other fuel related assets, divided by megawatt hours sold.

(18)
Average baseload fuel cost (per MWh) is total fuel expense with respect to our solid-fuel baseload power plants, excluding the amortization of above-market coal purchase contracts, but including the amortization of nuclear fuel, railcar depreciation and depreciation of other fuel related assets, divided by baseload megawatt hours generated.

(19)
Members' equity includes initial capital contributions from our existing equityholders of $780.6 million, of which $776.0 million was contributed by the investment funds affiliated with The Blackstone Group, Hellman & Friedman LLC, Kohlberg Kravis Roberts & Co. L.P. and Texas Pacific Group Investors and $4.6 million was contributed by certain members of our management team.

RISK FACTORS

          An investment in our securities involves risks. You should carefully consider the following information about these risks, together with the other information contained in this prospectus, before investing in our securities.

          In this prospectus, references to "Texas Genco," the "Company," "we," "us" or "our" refer to Texas Genco LLC (or its predecessor, as the case may be) and its subsidiaries prior to the consummation of the reorganization described under "Reorganization and Holding Company Structure" and to Texas Genco Inc. and its subsidiaries after this reorganization. Unless the context otherwise requires, references to (1) "Texas Genco Inc." refer solely to Texas Genco Inc., a Delaware corporation, (2) "Texas Genco Holdings LLC" refer solely to Texas Genco Holdings LLC, a Delaware limited liability company, and (3) "Texas Genco LLC" refer solely to Texas Genco LLC, a Delaware limited liability company, and not to any of their respective subsidiaries.

          For explanations of certain technical terms relating to our business discussed in this prospectus, see "Glossary of Selected Terms."

RISKS RELATED TO OUR BUSINESS

The operation of power generation plants involves significant risks that could result in unplanned power outages or reduced output, which would adversely affect our results of operations, financial condition or cash flows.

          We are subject to significant risks associated with operating power generation plants, any of which could adversely affect our revenues, costs, results of operations, financial condition or cash flows. These risks include:

  •
  operating performance below expected levels of output or efficiency;

  •
  failure of equipment or processes, operator or maintenance errors or other events resulting in power outages or reduced output;

  •
  disruptions in the transmission or distribution of power;

  •
  availability or cost of ash disposal from our coal plants; and

  •
  catastrophic events such as fires, hurricanes, explosions, floods, terrorist attacks or other similar occurrences to our facilities or to facilities upon which we depend.

          Unplanned outages of generating units due to mechanical failures or other problems occur from time to time and are an inherent risk of our business. For example, after the scheduled refueling outage at Unit 2 at STP in the fourth quarter of 2002, mechanical failures relating to the low pressure turbine blades prevented the unit from being restored to full capacity until March 2003. In July 2003, a steam line ruptured at our W. A. Parish plant, damaging one of the plant's generating units and temporarily taking another unit offline. The damaged unit was returned to service in September 2003. In 2003, the Unit 1 reactor at STP also experienced an unplanned outage extension. During a routine refueling and maintenance outage in early April 2003, engineers found a small quantity of residue from reactor cooling water in the STP Unit 1 reactor containment building. Upon discovery of the residue, officials of STP Nuclear Operating Company ("STPNOC") immediately reported their findings to the NRC. STPNOC staff subsequently completed repairs on the Unit 1 reactor and the unit was returned to operation in August 2003 following NRC approval. Unplanned outages typically increase our operation and maintenance expenses. In addition, an unplanned outage may reduce our revenue as a result of selling fewer MWh or require us to incur significant costs as a result of running one of our higher cost units or obtaining replacement power from third parties in the open market to satisfy our firm power sales obligations. We expect to satisfy these obligations primarily with production from our three solid-fuel baseload plants, which together represent 5,222 MW of net generation capacity and 81% of our total megawatt hours sold for the year ended December 31, 2004 on a pro forma basis giving effect to the Formation Transactions. If any one plant were to experience an unexpected failure or unplanned outage, it may have a material adverse effect on our revenues from operations or our costs of operations.

          A significant number of our generation units were constructed many years ago. Older generation equipment, even if maintained in accordance with good engineering practices, may require major maintenance or significant capital expenditures to keep it operating at high reliability and efficiency and to meet regulatory and environmental requirements. This equipment is also likely to require periodic upgrading and improvement. Any unexpected failure to produce power, including failure caused by breakdown or forced outage, could result in reduced revenues or increased costs of operations.

          The cost of repairing damage to our plants due to storms, natural disasters, wars, terrorist acts and other catastrophic events may adversely affect our results of operations, financial condition or cash flows. These events could also result in adverse changes in the insurance markets, increased security or other operating costs and disruptions of power and fuel markets. In addition, our power generation plants, fuel supply and transmission capability could be directly or indirectly harmed by future terrorist activity. The occurrence or risk of occurrence of future terrorist attacks or related acts of war could also adversely affect the United States economy or otherwise impact our results of operations and financial condition in unpredictable ways.

Our revenues and results of operations from the sale of electric power and generation capacity may be impacted by market risks that are beyond our control.

          We sell electric power, generation capacity and ancillary services in the Electric Reliability Council of Texas, or ERCOT, market. Under the Texas electric restructuring law, we and other power generators in Texas are not subject to traditional cost-based regulation and therefore sell electric generation capacity, power and ancillary services to wholesale purchasers at prices determined by the market. As a result, we are not guaranteed any rate of return on our capital investments through mandated rates, and our revenues and results of operations depend upon current and forward market prices for power in the ERCOT market. Market prices for power, generation capacity and ancillary services may fluctuate substantially. Unlike most other commodities, electricity cannot be stored and therefore must be produced concurrently with its use. As a result, wholesale power markets are subject to significant price fluctuations over relatively short periods of time and can be unpredictable.

          Our revenues are primarily derived from the sale of power and capacity associated with our large solid-fuel baseload generation units: our Limestone and W. A. Parish plants and our undivided interest in STP. In the ERCOT market, higher cost natural gas-fired generation plants set the market price of power almost all of the time. As a result, the market price of power generally rises and falls with natural gas prices. Our solid-fuel baseload plants are currently benefiting from higher market prices in the ERCOT market as a result of natural gas prices at or near historical highs. A decrease in natural gas prices would be expected to result in a corresponding decrease in the market price of power but would generally not affect the cost of the solid fuel we use, which could have a material adverse effect on our revenues and results of operations.

          Power prices may also fluctuate substantially due to other factors, such as:

  •
  oversupply or undersupply of generation capacity;

  •
  changes in power transmission or fuel transportation capacity constraints or inefficiencies;

  •
  electric supply disruptions, including plant outages and transmission disruptions;

  •
  seasonality;

  •
  demand changes due to changes in the macro-economic environment;

  •
  weather conditions;

  •
  availability and market prices for natural gas, crude oil and refined products, coal, lignite, enriched uranium and uranium fuels;

  •
  changes in power usage;

  •
  additional supplies of power from existing competitors or new market entrants as a result of the development of new generation plants, expansion of existing plants or additional transmission capacity;

  •
  illiquidity in the ERCOT market;

  •
  changes in the structure of the ERCOT market;

  •
  availability of competitively priced alternative power sources;

  •
  natural disasters, wars, embargoes, terrorist attacks and other catastrophic events; and

  •
  federal and state power market and environmental regulation and legislation.

Our costs, results of operations, financial condition or cash flows could be adversely impacted by an increase in prices and disruption of our fuel supplies.

          We rely primarily on coal, lignite, nuclear fuel derived from uranium and natural gas to fuel our generation plants. The fuel mix used to produce the megawatt hours we sold for the three months ended March 31, 2005 on a pro forma basis giving effect to the Formation Transactions was approximately 66% coal and lignite, 19% nuclear and 15% natural gas. As of June 30, 2005, the fuel mix of our generation portfolio based on installed capacity was approximately 37% coal and lignite, 10% nuclear and 52% natural gas. We purchase our fuel from a number of different suppliers under long-term contracts and on the spot market. On a pro forma basis giving effect to the Formation Transactions, our solid-fuel baseload fuel costs were approximately $12.56 per MWh for the twelve months ended March 31, 2005. As discussed above, an important part of our strategy is contracting to sell a substantial part of our solid-fuel baseload power at future dates to lock in favorable pricing. The contracts under which this power is sold do not generally allow us to pass through changes in fuel costs or discharge our power sale obligations in the case of a disruption in fuel supply due to force majeure events or the default of a fuel supplier or transporter. Therefore, any disruption in the delivery of fuel could prevent us from operating our plants to meet our forward power sales and natural gas swap agreements, which we refer to together as our "Forward Sales Obligations," which could adversely affect our results of operations, financial condition or cash flows.

          In 2004, 20% of our low-sulfur Powder River Basin ("PRB") coal requirements were sourced from shorter term contracts with market pricing; any increase in market prices could affect our earnings. In addition, we purchase natural gas under long-term contracts and on the spot market. Our long-term natural gas contracts contain pricing provisions based on fluctuating spot market prices. Delivery of natural gas to each of our natural gas-fired plants typically depends on the natural gas pipelines or distributors for that location. As a result, we are subject to increased risks of disruptions or curtailments if a natural gas pipeline or distributor is unable to deliver natural gas to us or delivers less natural gas than we require. These disruptions or curtailments could adversely affect our ability to operate our natural gas-fired generation plants.

          The owners of STP satisfy fuel supply requirements for STP by acquiring uranium concentrates and contracting to convert uranium concentrates into uranium hexafluoride, enrich uranium hexafluoride and fabricate nuclear fuel assemblies. These contracts have varying expiration dates, and most are short to medium term. Supply and delivery of uranium for STP are secured through 2010 under a fixed price constant dollar contract (with increases tied to inflation). However, we are subject to fluctuations in the price of procuring uranium for STP after our existing agreement expires. STPNOC, on behalf of the co-owners, has entered into "life of license" contracts for enrichment services and nuclear fuel assembly fabrication for STP. A disruption in uranium supplies, or in conversion, enrichment or fabrication services, could adversely affect operations at STP or increase the fuel costs associated with STP operations.

A significant portion of our fuel supplies are purchased or delivered under a few long-term contracts, and a default by any one of these suppliers could adversely affect our costs, results of operations, financial condition or cash flows.

          Our W. A. Parish plant is fueled with low-sulfur PRB coal, and our Limestone plant is currently fueled primarily with lignite and to a lesser extent PRB coal. In 2004, we purchased 60% of our PRB coal requirements under a fixed-quantity, firm priced (with contractually specified price adjustments) supply contract that expires in about 2010. We purchased an additional 20% under a fixed supply contract that expires in 2011 at a firm price to be reset at market prices in 2008 for the last three years of the contract. In the event one of the mines associated with our long-term coal supply contracts experiences a force majeure event, we could experience a disruption of supply, which could result in a curtailment or shutdown of our W. A. Parish and Limestone plants, or could require us to acquire the supply at high spot market prices.

          Our Limestone facility is able to burn both lignite and PRB coal. We currently procure lignite from a mine located adjacent to our facility, which supplies approximately 70% of the fuel consumed by the power plant, with the balance fueled by PRB coal. The contract under which the lignite is supplied expires in 2015, and has been the subject of past litigation over pricing and other matters, which generally resulted in settlements. The contract currently requires the parties to periodically renegotiate both the price and volume of lignite provided, with the current pricing and volumes in effect through 2007. The counterparty to the contract is a special purpose entity and the contract is not supported by the parent entity's credit. If we are unable to agree on the terms of any such extension with the counterparty, or they otherwise fail to perform pursuant to the contract, or if the mine is unable to yield sufficient quantities of lignite, we could experience a disruption of supply, which could result in a curtailment or shutdown of our Limestone plant, or could require us to acquire the supply at high spot market prices.

          We have long-term rail transportation contracts with two rail transportation companies to transport coal to our W. A. Parish facility. We have only one exclusive transportation contract for the delivery of coal to our Limestone facility. In the event that one of our transporters fails to deliver or underperforms, there can be no assurances that we could simultaneously or within a short period of time have in place substitute transportation arrangements, which may result in a shut down or curtailment of the facility. There can be no assurance that any substitute arrangements will be on terms similar to those of our long-term contracts. Any extended disruption in our coal supply, including those caused by rail strikes, damage to or shortages in transportation equipment, transportation disruptions, adverse weather conditions, labor relations or environmental regulations affecting our coal or rail suppliers, could adversely affect our ability to operate our coal-fired plants. For example, in May and June of 2005, we received notices pursuant to our rail transportation contracts of a force majeure event due to adverse weather conditions in the Powder River Basin and Wyoming, resulting in the delay of rail deliveries. This may have an adverse effect on the level of coal inventory we are able to maintain.

          As a result of any of these events, our results of operations, financial condition and cash flows could be adversely affected.

There may be periods when we will not able to meet our commitments under our Forward Sales Obligations at a reasonable cost or at all.

          We have sold power forward through Forward Sales Obligations. See "Business — Power Sales." As of June 30, 2005, under our Forward Sales Obligations, we had economically hedged the market price risk exposure associated with approximately 78% of our available baseload capacity from 2005 through 2009 (including 71% under fixed price power contracts and 7% using natural gas swaps) with additional amounts in 2010. Because our obligations under most of these agreements are not contingent on a unit being available to generate power, we are generally required to deliver the contract quantity of power to the buyer, even in the event of a plant outage or a reduction in the available capacity of the unit. To the extent that we do not have sufficient solid-fuel baseload capacity to meet our commitments under our Forward Sales Obligations in any hour, we might be able to operate our natural gas-fired plants to satisfy such commitments at significantly higher fuel costs than at our solid-fuel baseload plants. If we fail to deliver the contracted quantity from our solid-fuel baseload or natural gas-fired plants, we would be required to pay the difference between the market price at the delivery point and the contract price or obtain power from a third-party source to satisfy our obligations, which could be a substantial cost to us that is likely to exceed our cost of production and could exceed our sale price.

Our leveraged capital structure may adversely impact our ability to enter into contracts on terms comparable with our historical Forward Sales Obligations and long-term fuel purchase contracts, which could result in increased volatility in our cash flows or adversely affect our financial condition.

          The ERCOT market is primarily a bilateral market for power. As such, our ability to sell power generated by our power plants is dependent on the willingness of market participants to enter into contracts to buy power from us. As a result of the Formation Transactions, we have a substantial amount of indebtedness that may impact the view market participants have of our creditworthiness. As a result, market participants may require us to provide credit support as a prerequisite to entering into future Forward Sales Obligations and fuel purchase contracts. Our ability to provide credit support is limited to a $200.0 million base letter of credit facility to support certain specified types of commodity hedging agreements (of which approximately $62.8 million had been issued as of June 30, 2005), an approximately $344.4 million special letter of credit facility to support our approved commodity hedging agreements (of which $344.4 million has been issued as of June 30, 2005), $325.0 million of available borrowings or letters of credit that may be issued under our revolving credit facility (of which an aggregate of approximately $31.6 million in letters of credit had been issued as of June 30, 2005), a $150.0 million letter of credit facility (of which $150.0 million had been issued as of June 30, 2005), our ability to grant second liens on our assets and any cash on hand ($93.4 million as of June 30, 2005). Our limited credit support capacity may restrict the quantity of power we can contract to sell at future dates or fuel we can contract to buy at future dates from certain market participants as well as the number of market participants who would purchase power from us or sell fuel to us. As a result, we may not have opportunities to enter into contracts on terms comparable to our historical Forward Sales Obligations and long-term fuel purchase contracts or may have to provide additional collateral or structure our contracts in new ways. If customers will not buy power from us at future dates or fuel suppliers will not sell fuel to us on a long-term basis, or the quantity of power we can sell to certain customers or the quantity of fuel we can buy from certain fuel suppliers is limited, a greater proportion of our power sales may occur through spot or short-term power sales and a larger proportion of our fuel purchases through spot or short-term fuel purchases, which would increase volatility in the prices we realize for the power we sell and the prices we pay for the fuel we purchase. This exposure may adversely impact our results of operations, financial condition and cash flows.

Our marketing operations and the use of derivative contracts in the normal course of our business could result in financial losses that negatively impact our results of operations.

          Adverse changes in energy and fuel prices may result in losses in our earnings or cash flows and adversely affect our balance sheet.

          We enter into derivative contracts, including contracts to purchase or sell commodities at future dates and at fixed prices and natural gas swap agreements, to manage the commodity price risks inherent in our power generation operations. These activities, although intended to mitigate price risks, do expose us to some risk. If the values of the financial contracts change in a manner we do not anticipate, or if a counterparty fails to perform under a contract, it could harm our business, operating results or financial position. For example, under the terms of a natural gas swap agreement, we receive (if the spot price of natural gas is less than the fixed swap contracted price) or pay (if the spot price of natural gas is more than the fixed swap contracted price) the difference between the cost of natural gas in the spot market and the contracted fixed swap price. Due to the high correlation between natural gas prices and power prices in the ERCOT market, this arrangement is designed to hedge the power sales revenue we will receive for the equivalent amount of capacity. Under this arrangement, assuming a constant amount of heat is required to produce a unit of electricity on the market, as the price of natural gas rises, the amount we pay on the natural gas swap agreement is offset by an increase in the price we receive for power. Total revenue will be affected by any ineffectiveness of the natural gas swap agreement recognized in accordance with GAAP due to a change in the correlation between natural gas prices and electricity prices.

          We do not hedge the entire exposure of our operations against commodity price volatility. To the extent we do not hedge against commodity price volatility, our results of operations and financial position may be improved or diminished based upon movement in commodity prices.

We are subject to environmental laws and regulations that impose extensive and increasingly stringent requirements on our ongoing operations, as well as potentially substantial liabilities arising out of environmental contamination. These environmental requirements and liabilities could adversely impact our results of operations, financial condition and cash flows.

          Our business is subject to the environmental laws and regulations of federal, state and local authorities. We must comply with numerous environmental laws and regulations and obtain numerous governmental permits and approvals to operate our plants. If we fail to comply with any current requirements or requirements that become effective in the future that apply to our operations, we could be subject to administrative, civil and/or criminal liability and fines, and regulatory agencies could take other actions seeking to curtail our operations.

          Compliance with federal and state air quality requirements has required substantial expenditures for air emissions control equipment and we could incur significant additional costs to meet emission control requirements. We are also subject to hourly, daily, monthly and annual emissions restrictions at our natural gas-fired plants. When we sell power we take these restrictions into account but in the event of a breakdown of one or more of our solid-fuel baseload units, these restrictions could impact our ability to cover our sales obligations with power from the natural gas-fired units and force us to cover those obligations with market purchases of power.

          Environmental laws and regulations have generally become more stringent over time, and we expect this trend to continue. The U.S. Environmental Protection Agency ("EPA") has recently promulgated rules governing SO2, NOx, and mercury, which will impose substantial costs on us to meet emission control requirements beginning from approximately 2015 to 2020. The recent EPA mercury rule is the subject of litigation the results of which could adversely affect the timing of our future capital projects. Additional rules are expected, such as the Texas state rules, which we anticipate will be adopted in 2007, to implement the EPA's 8-hour ozone standard. Ongoing concerns about emissions of SO2, NOx, mercury and carbon dioxide and other greenhouse gases from power plants have resulted in bills in the U.S. Congress that, if they were to become law as proposed, would likely apply to us. Existing rules may be revised or reinterpreted or new legislation may be implemented. If any of these events occurs, our business, results of operations, financial condition and cash flows could be adversely affected.

          Certain environmental laws impose strict, joint and several liability for costs required to clean up and restore sites where hazardous substances have been disposed or otherwise released. We are generally responsible for all liabilities associated with the environmental condition of our power generation plants, including any soil or groundwater contamination that may be present, regardless of when the liabilities arose and whether the liabilities are known or unknown, or whether the liabilities arose from the activities of our predecessors or third parties. We are also generally responsible for liabilities arising out of hazardous substances that we send offsite for treatment or disposal. Such liabilities may include claims for injury to human health due to exposure to harmful substances, and damages to property or natural resources, as well as claims associated with the investigation and cleanup of environmental conditions. Over the next several years, we may mothball, retire or sell generation units, and we are likely to incur costs or liabilities for hazardous substances at these sites in implementing such decisions. In addition, pursuant to our long-term lignite contract, we are responsible for final mine reclamation obligations when all lignite reserves from the mine have been produced and we also will be responsible, in 2010, for guarantee requirements, currently addressed by a bond provided by an affiliate of CenterPoint Energy, Inc., totaling $50 million for such reclamation activities. As of December 31, 2004, we had accrued $6.2 million towards this obligation. Any of the above liabilities may be substantial. See "Business—Regulation."

Many aspects of our operations, as well as operation of STP, are also subject to extensive governmental regulation other than environmental regulation that could adversely impact our results of operations, financial condition and cash flows.

          The acquisition, ownership and operation of power generation plants require numerous permits, approvals and certificates from federal, state and local governmental agencies. In addition, existing regulations may be revised or reinterpreted and new laws and regulations may be adopted or become applicable to us or any of our generation plants. If we fail to comply with current or future applicable regulations or to obtain or maintain any necessary governmental permit or approval, we may be subject to civil, administrative and/or criminal penalties, as well as proceedings that could curtail our operations.

          For example, our operations are potentially subject to the provisions of various energy laws and regulations, including the Public Utility Holding Company Act of 1935, as amended ("PUHCA"). PUHCA provides for the extensive regulation of public utility holding companies and their subsidiaries by the SEC. Absent an exemption from regulation under PUHCA, we would be subject to extensive regulation and compliance requirements with the SEC. Moreover, a failure by any of our upstream owners that hold 10% or more of a voting ownership interest in us to be in compliance with the requirements of PUHCA could have adverse consequences to our business, results of operations, financial condition and cash flows. However, under present federal law, we are not subject to regulation as a holding company under PUHCA because we have qualified for a statutory exemption. Specifically, each of our two generation asset-owning subsidiaries has qualified as an EWG under PUHCA based on their ownership and operation of businesses exclusively engaged in the generation of electricity and the sale of such electricity at wholesale. Accordingly, in order to continue to avoid regulation as a holding company under PUHCA, our electricity operations conducted through these entities must continue to be limited exclusively to wholesale generation and marketing businesses and other businesses granted similar exemption under PUHCA. In addition, our operations are subject to state and local regulations in Texas, including market power limitations, mitigation measures or other limitations or protocols imposed by the Texas Utility Commission or ERCOT.

          In addition, operation of STP is subject to regulation by the NRC, which involves licensing, inspection, testing, evaluation and modification of all aspects of plant design and operation, technical and financial qualifications, and decommissioning funding assurance in light of NRC safety and environmental requirements. Continuous demonstrations to the NRC of compliance with NRC requirements are also required. The NRC has the ultimate authority to determine whether any nuclear powered generation unit may operate. For example, the NRC could require the shutdown of the plant for safety reasons or refuse to permit restart of the unit after unplanned or planned outages. New or amended NRC safety and regulatory requirements can also give rise to additional operation and maintenance costs and capital expenditures. These costs can be substantial for nuclear-powered electric power generation plants.

Our insurance coverage may not be sufficient and insufficient insurance coverage and increased insurance costs could adversely impact our results of operations, financial condition or cash flows.

          We have insurance covering certain of our plants, including property damage insurance, commercial general liability insurance, boiler and machinery coverage and replacement power extra expense coverage for our coal plants, each in amounts that we consider appropriate. However, our insurance policies are subject to certain limits and deductibles as well as policy exclusions. We cannot assure you that insurance coverage will be available in the future at current costs or on commercially reasonable terms or that the insurance proceeds received for any loss of or any damage to any of our generation plants will be sufficient to restore the loss or damage without negative impact on our results of operations, financial condition or cash flows.

          We and the other owners of STP maintain nuclear property and nuclear liability insurance coverage as required by law. Owners of nuclear power plants are required under the Price-Anderson Act to insure their liability for nuclear incidents.

          The Price-Anderson Act is a regulatory regime under which owners of nuclear power plants in the U.S. are collectively responsible for retrospective secondary insurance premiums for liability to the public arising from nuclear incidents in excess of the primary insurance coverage required under the Price-Anderson Act, currently $300 million per reactor. We and the other owners of STP are liable for any single incident, whether it occurs at STP or at another nuclear power plant not owned by us, to the extent that public liability exceeds the primary insurance coverage for such nuclear power plant, for up to $10 million in retrospective premiums for such incident per year per reactor. The total liability for the owners of STP for such retrospective premiums for a single incident is currently capped at approximately $200 million, subject to adjustments for inflation. Therefore, our liability is capped at 44.0% of this amount, or approximately $89 million, under current law.

          The conference committee of the U.S. Congress responsible for resolving differences between the House of Representatives and Senate versions of the Energy Policy Act of 2005 completed work on its conference report early on July 26, 2005. Both the House and Senate are expected to complete action on this conference report prior to the summer recess on July 29, 2005. Included in the proposed legislation is a provision that would extend the Price-Anderson Act for 20 years and increase retrospective premium obligations under the Act from $10 million to $15 million per reactor per year, up to a total of $95.8 million per reactor per accident plus a surcharge.

          Because of the Price-Anderson Act, we and the other owners of STP may be liable for retrospective premiums for incidents occurring at other nuclear plants over which we exercise no operational control. In addition, not all losses or liabilities associated with STP may be covered by the Price-Anderson Act insurance coverage. Our coverage under the Price-Anderson Act includes nuclear liability associated with any accident in the course of operation of the nuclear reactor, transportation of nuclear fuel to the reactor site, in the storage of nuclear fuel and waste at the reactor site and the transportation of the spent nuclear fuel and nuclear waste from the nuclear reactor. All other potential non-nuclear liabilities are not covered by the Price-Anderson Act. Any substantial retrospective premiums imposed under the Price-Anderson Act or losses not covered by insurance could have a material adverse effect on our financial condition, results of operations and cash flows.

Our ownership of nuclear plants may subject us to costs and liabilities uniquely associated with these types of plants.

          We currently own a 44.0% undivided interest in STP, a nuclear powered generation plant, which represents 1,129 MW of net generation capacity and 18.8% of our total megawatt hours sold for the year ended December 31, 2004 on a pro forma basis giving effect to the Formation Transactions. As a result, we are subject to the risks associated with the ownership and operation of nuclear plants. These risks include:

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  liabilities associated with the potential harmful effects on the environment and human health resulting from the operation of nuclear plants and the storage, handling and disposal of radioactive materials including spent nuclear fuel;

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  limitations on the amounts and types of insurance commercially available to cover losses that might arise in connection with nuclear operations and potential limited liabilities for retrospective insurance premiums for nuclear incidents at other plants as described above; and

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  uncertainties with respect to the technological and financial aspects of decommissioning nuclear plants at the end of their licensed lives.

          Pursuant to the U.S. Nuclear Waste Policy Act of 1982, owners of nuclear plants, including us and the other owners of STP, entered into contracts with the U.S. Department of Energy ("DOE") delineating its statutory obligations to remove and ultimately dispose of spent nuclear fuel and high-level radioactive waste from nuclear reactors. Since 1998, the DOE has been in default on these obligations, and there can be no assurance that it will perform its obligations.

          In addition, we do not operate STP directly, and, to the extent that we have the right to make decisions under the terms of the STP operating agreement, we have to do so in conjunction with the two other owners of STP (both of which are municipal entities).

          If a nuclear incident were to occur at STP, it could have a material adverse effect on our results of operations, financial condition or cash flows. Texas Genco, LP and the other owners of STP currently maintain the required nuclear liability insurance and participate in the industry retrospective rating plan. See also "— Our insurance coverage may not be sufficient and insufficient insurance coverage and increased insurance costs could adversely impact our results of operations, financial condition or cash flows."

Potential changes in the ERCOT market or state regulations may adversely affect our results of operations, financial condition and cash flow.

          The Public Utility Commission of Texas, or Texas Utility Commission, is considering replacing ERCOT's existing zonal wholesale market design with a nodal market design that is based on locational marginal prices for power. One of the stated purposes of the proposed market restructuring is to reduce local (intra-zonal) transmission congestion costs. This contemplated change in the ERCOT market design may adversely affect the pricing of our power. The market redesign project is expected to take effect in late 2006 at the earliest. We expect that implementation of any new market design may require modifications to our procedures and systems. In addition, some of our plants may experience adverse pricing effects under the new market structure because of their geographic location.

          In a future legislative session, the Texas legislature may consider imposing a tax on certain generation plants based on their historical and future emissions or on another basis. Our coal and lignite plants, Limestone and W. A. Parish, may be particularly vulnerable to this tax relative to natural gas-fired plants and newer power plants. In addition, if the tax is enacted, we may not be able to pass the tax through to our wholesale customers to the extent that we have power sold in Forward Sales Obligations on terms that do not contemplate such recovery.

          In addition, the Texas Utility Commission could change the manner in which ERCOT administrative fees are imposed. ERCOT administrative fees are currently imposed only on entities that supply energy to retail customers, which does not include power generation companies such as us. The Texas Utility Commission recently decided to initiate a rulemaking proceeding to determine whether to require ERCOT administrative fees to be shared in some manner both by generators and entities that supply energy to retail customers. Current gross ERCOT administrative fees are $0.42 per MWh but may increase. If a change in the allocation of ERCOT administrative fees is ultimately adopted and a portion of the ERCOT administrative fees is imposed on us, we may have limited ability to pass these costs through to our customers to the extent that we have power sold in Forward Sales Obligations on terms that do not contemplate such recovery. Under certain of our Forward Sales Obligations, we will bear the risk of any such charges imposed by ERCOT on generators, and also any governmental charges or taxes, including any environmental charges.

Our results of operations, financial condition or cash flows could be adversely affected if counterparties to agreements with us fail to meet their obligations.

          We have economically hedged the market price risk exposure associated with approximately 78% of our available baseload capacity for 2005 through 2009 under our Forward Sales Obligations. We have also entered into contracts to purchase fuel and fuel transportation at future dates for our solid-fuel baseload plants. We are exposed to risks that counterparties to these agreements that owe us money, power or fuel will breach their obligations. In the past several years, a substantial number of companies, some of which serve as our counterparties from time to time, have experienced downgrades in their credit ratings.

          For example, we have sold 16% of our available baseload capacity to Reliant Energy, Inc. for the period from January 1, 2005 through December 31, 2009. Reliant Energy, Inc. has senior unsecured debt ratings below investment grade at B2 by Moody's and B by S&P. On June 6, 2005, we agreed to a new security agreement with Reliant Energy, Inc. securing its obligations to us under its power purchase agreement, whereby Reliant Energy, Inc. will post collateral in the form of letters of credit and/or cash. Reliant Energy, Inc. is required to post this collateral when its net credit exposure to us is greater than zero. We may suffer a loss to the extent Reliant Energy, Inc. defaults on its obligations and we have not yet received collateral covering our credit exposure to Reliant Energy, Inc.

          In addition, we have sold 24% of our available baseload capacity to J. Aron & Company, an affiliate of Goldman, for the period from January 1, 2005 through December 31, 2009, making Goldman our largest customer. The obligations of Goldman to us under its power purchase agreement and subsequent natural gas swap agreement are supported by an unlimited guarantee of The Goldman Sachs Group, Inc. See "Business — Power Sales — Goldman Power Purchase Agreement."

          If Reliant Energy, Inc., Goldman or other counterparties fail to perform their obligations under their respective power purchase agreements, our financial condition and results of operations may be adversely affected. We may not be able to enter into replacement power purchase agreements on terms as favorable as our existing agreements, or at all. If we were unable to enter into replacement power purchase agreements, we would sell the plant's power at market prices.

Our business, financial condition and results of operations could be adversely impacted by strikes or work stoppages by our unionized employees.

          As of June 30, 2005, giving effect to planned retirements and severances made pursuant to our workforce optimization plan, we employed 1,203 people (approximately 69% of whom were subject to collective bargaining agreements). Approximately 825 of our employees at our generation plants are covered by a collective bargaining agreement that expires in September 2006. In the event that our union employees strike, participate in a work stoppage or slowdown or engage in other forms of labor strife or disruption, we would be responsible for procuring replacement labor or we could experience reduced power generation or outages. Our ability to procure such labor is uncertain. Strikes, work stoppages or the inability to negotiate future collective bargaining agreements on the same terms as our prior contracts could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Changes in technology may impair the value of our power plants.

          Research and development activities are ongoing to provide alternative and more efficient technologies to produce power, including fuel cells, microturbines and photovoltaic (solar) cells. It is possible that advances in these or other alternative technologies will reduce the costs of power production from these technologies to a level below what we have currently forecasted. In addition, substantial improvements in the operating performance of the next generation of natural gas-fired turbines could result in efficiencies that would decrease the market price of power. Furthermore, increased conservation efforts could reduce power demand and significantly reduce the value of our power generation assets. Any of these changes could adversely affect our revenues and results of operations.

We rely on power transmission facilities that we do not own or control and are subject to transmission constraints within the ERCOT market. If these facilities fail to provide us with adequate transmission capacity, we may be restricted in our ability to deliver wholesale electric power to our customers and we may either incur additional costs or forego revenue.

          We depend on transmission facilities owned and operated by CenterPoint Energy Houston Electric, LLC, and on transmission systems owned and operated by others to deliver the wholesale power we sell from our power generation plants to our customers. If transmission is disrupted, or if the transmission capacity infrastructure is inadequate, our ability to sell and deliver wholesale power may be adversely impacted.

          The single control area of the ERCOT market for 2005 is organized into five congestion zones, referred to as the Northeast, North, Houston, South and West Zones. These congestion zones are determined by physical constraints on the ERCOT transmission system that make it difficult or impossible at times to move power from a zone on one side of the constraint to a zone on the other side of the constraint. Transmission congestion between these zones could impair our ability to schedule power for transmission across zonal boundaries, which are defined by the ERCOT ISO, thereby inhibiting our efforts to match our plant scheduled outputs with our customer scheduled requirements.

          The ERCOT ISO has instituted rules that directly assign congestion costs to the parties causing the congestion. Therefore, power generators participating in the ERCOT market could be liable for the congestion costs associated with transferring power between zones. We could be deemed responsible for congestion costs if we schedule delivery of power between congestion zones during times when congestion occurs between the zones. If we are liable for congestion costs, our financial results could be adversely affected. See "Business — The ERCOT Market."

Our plants are the subject of a number of lawsuits filed by a large number of individuals who claim injury due to exposure to asbestos while working at sites along the Texas Gulf Coast.

          Like many other Texas premises owners, we have been subject to personal injury claims arising out of alleged exposure to asbestos. Most of the claimants who have brought such claims against us have been third-party workers who participated in the construction, renovation or repair of various industrial plants, including power plants. While many of the claimants have never worked at or near our plants, some of the claimants have worked at locations owned by us. We defend these claims aggressively and, thus, have incurred and expect to continue to incur defense costs as a result of such claims. In addition, while we have been dismissed from many of these lawsuits without having to make any payment to claimants, we have incurred and expect to continue to incur some costs associated with the settlement of certain claims. If asbestos-related claims against us rise significantly, our liability may be substantial. Moreover, if insurance currently available for contribution to the payment of asbestos liabilities becomes unavailable (through insurer insolvencies, coverage disputes, changes in law or otherwise), asbestos liabilities could impact our results of operations, financial condition and cash flows. Congress is currently considering the proposed Fairness in Asbestos Injury Resolution Act of 2005, which, if it becomes law, would require asbestos defendants and insurers to make payments into a privately-funded national asbestos compensation fund. Under the bill as currently drafted, payments made by us would not be offset by any insurance recoveries. The proposed legislation remains subject to negotiation and modification.

Transmission capacity and baseload generation capacity in the ERCOT market could be increased, which would increase competition and adversely affect our results of operations and cash flows.

          Competition in the ERCOT market is affected by, among other factors, the amount of generation and transmission capacity in the market. New power plants could be built in the ERCOT market, older power plants could be upgraded and become more efficient and currently mothballed plants could be returned to service. Overcapacity would have a relatively greater impact on the dispatch of our natural gas-fired plants, many of which are less efficient than newer natural gas-fired plants. In addition, new transmission service could be built in the ERCOT market, increasing the ability to transmit power across areas that are currently constrained. For example, CenterPoint Energy, Inc. has proposed building or otherwise increasing transmission capacity from the North and South Zones into the Houston Zone from the current 4,800 MW of capacity to about 6,800 MW by 2008. ERCOT, which oversees transmission planning, has indicated that only about 1,500 MW of additional transmission capacity is needed. In addition, third parties have announced separate plans to build 750 MW and 550 MW baseload coal plants in the South Zone by 2010 and 2012, respectively, and 800 MW and 600 MW baseload coal plants in the North Zone by 2010 and 2011, respectively. Such changes in baseload generation or transmission capacity in the ERCOT market would have uncertain effects on wholesale market conditions and could affect the value of our assets.

The market for wholesale power could become more competitive, which may have a material adverse effect on our results of operations and cash flows.

          We have numerous competitors in all aspects of our business, and additional competitors may enter the industry. Our wholesale energy operations compete with other providers of electric energy in the sale of capacity, energy and related products, the procurement of fuel and transportation services and acquiring existing power generation assets.

          Our competitors include generation companies affiliated with Texas-based utilities, independent power producers, municipal and co-operative generators, owners of co-generation plants and wholesale power marketers. Some of our competitors may have greater financial resources, lower cost structures, more effective risk management policies and procedures, greater ability to incur losses, long-standing relationships with customers, greater potential for profitability from ancillary services or greater flexibility in the timing of their sale of generation capacity and ancillary services than we do.

          Other factors may contribute to increased competition in wholesale power markets. The future of the wholesale power generation industry is unpredictable, but may include consolidation within the industry, the sale, bankruptcy or liquidation of certain competitors, the re-regulation of certain markets or a long-term reduction in new investment into the industry. Many companies in the regulated utility industry, with which the wholesale power industry is closely linked, are also restructuring or reviewing their strategies. Several of those companies are discontinuing their unregulated activities, seeking to divest their unregulated subsidiaries or attempting to have their regulated subsidiaries acquire assets out of their or other companies' unregulated subsidiaries. This may lead to increased competition between the regulated utilities and the unregulated power producers within certain markets.

          Increased competitiveness of the wholesale market could have a material adverse effect on our business, results of operations, financial condition or cash flows and the market value of our assets.

Our high level of indebtedness could adversely affect our ability to raise additional capital to fund our operations and limit our ability to react to changes in the economy or our industry.

          We are highly leveraged. As of March 31, 2005, our total indebtedness was $2,276.9 million, and, on a pro forma basis giving effect to the Nuclear Acquisition and related financing, our total indebtedness would have been $2,851.4 million, and our ratio of total debt to EBITDA for the twelve months ended March 31, 2005 (each as defined in our senior secured credit agreement) would have been 3.7x.

          Our substantial debt could have important consequences for you, including:

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  increasing our vulnerability to general economic and industry conditions;

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  requiring a substantial portion of our cash flow from operations to be dedicated to the payment of principal and interest on our indebtedness, therefore reducing our ability to pay dividends to holders of our common stock or to use our cash flow to fund our operations, capital expenditures and future business opportunities;

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  limiting our ability to enter into long-term power sales or fuel purchases which require credit support;

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  exposing us to the risk of increased interest rates as certain of our borrowings, including borrowings under our senior secured credit facilities, are at variable rates of interest;

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  limiting our ability to obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes; and

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  limiting our ability to adjust to changing market conditions and placing us at a competitive disadvantage compared to our competitors who have less debt.

          Our senior secured credit facilities provide for a commitment for up to $325.0 million of revolving credit borrowings or letters of credit (of which an aggregate of approximately $31.6 million in letters of credit had been issued as of June 30, 2005), up to $200.0 million in letters of credit to support our commodity hedging agreements (of which approximately $62.8 million had been issued as of June 30, 2005) and up to approximately $344.4 million in letters of credit to support our approved commodity hedging agreements (of which $344.4 million has been issued as of June 30, 2005). In addition, our funded letter of credit facility provides for up to $150.0 million in letters of credit (of which $150.0 million had been issued as of June 30, 2005). We will be able, and our subsidiaries may be able, to incur substantial additional indebtedness in the future, including secured debt, subject to the restrictions contained in the credit agreement governing our senior secured credit facilities and the indenture relating to our senior notes. See "Description of Indebtedness." If new debt is added to our current debt levels, the related risks that we now face could increase.

Restrictive covenants in our debt instruments may adversely affect us.

          The credit agreement governing our senior secured credit facilities, the credit agreement governing our funded letter of credit facility and the indenture governing our senior notes contain various covenants that limit our ability to engage in specified types of transactions. These covenants limit Texas Genco LLC's and its restricted subsidiaries' ability to, among other things:

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  incur additional indebtedness;

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  create liens;

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  pay dividends or make other equity distributions;

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  make investments;

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  sell assets or consolidate or merge with or into the other companies; and

  •
  engage in transactions with affiliates.

          Under the senior secured credit agreement and the funded letter of credit agreement, we are also required to satisfy and maintain specified financial ratios and other financial condition tests. Our ability to meet those financial ratios and tests can be affected by events beyond our control, and we cannot assure you that we will meet those ratios and tests. A breach of any of these covenants will result in a default under the senior secured credit agreement and the funded letter of credit agreement. Upon the occurrence of an event of default under the senior secured credit agreement or the funded letter of credit agreement, the lenders could elect to declare all amounts outstanding under the senior secured credit agreement and the funded letter of credit agreement to be immediately due and payable and terminate all commitments to extend further credit. If we were unable to repay those amounts, the lenders under the senior secured credit agreement and the funded letter of credit agreement could proceed against the collateral granted to them to secure that indebtedness. We have pledged a significant portion of our assets as collateral to secure our obligations under the senior secured credit agreement and the funded letter of credit agreement and our obligations to certain commodity hedging counterparties. If the lenders under the senior secured credit agreement or the funded letter of credit agreement accelerate the repayment of borrowings, we cannot assure you that a sale of the assets pledged as collateral will provide sufficient proceeds to repay the amounts outstanding under the senior secured credit facilities, the funded letter of credit facility, and the senior notes, which would have a material adverse effect on the value of our common stock. See "Description of Indebtedness."

Future acquisition activities may not be successful.

          We may evaluate and execute a disciplined growth program into other domestic power markets. However, the acquisition of power generation assets is subject to substantial risks. In connection with the acquisition of a power generation plant, we must generally review and obtain:

  •
  governmental permits and approvals;

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  forward power sale agreements and fuel supply and transportation agreements;

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  sufficient equity capital and debt financing;

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  electrical transmission agreements; and

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  water supply and wastewater discharge agreements.

          The domestic power industry is continuing to experience consolidation, and we believe that we are likely to confront significant competition for those opportunities. Due to the limited availability of capital resources for acquisitions and other expansion, to the extent that any opportunities are identified, we may be unable to effect any acquisitions.

          The integration and consolidation of acquisitions with our existing business requires substantial management, financial and other resources and, ultimately, our acquisitions may not be successfully integrated. In addition, the acquisition of facilities operating outside of the ERCOT market, or that are not owned by EWGs or otherwise exempt from public utility status under PUHCA, could subject us to significant federal, state and local regulation, including regulation governing our rates and operations. To the extent that our acquisitions include facilities operating outside of the ERCOT market, we could be subject to regulation by FERC, including regulation of rates, as well as additional state and local regulation. Facilities operating outside of the ERCOT market also could be subject to different market rules and procedures applicable under regional power pools or transmission organizations.

          There can be no assurances that any future acquisitions will perform as expected or that the returns from such acquisitions will support the indebtedness incurred to acquire them or the capital expenditures needed to develop them.

RISKS RELATED TO OUR ORGANIZATIONAL STRUCTURE

Because we have limited experience operating as a stand-alone entity, we may be materially and adversely affected by the separation of our business from CenterPoint Energy, Inc.

          We have limited experience operating as a stand-alone wholesale electric power generation company in a deregulated market. Our generation plants were formerly owned by Reliant Energy Incorporated (now known as CenterPoint Energy Houston Electric LLC), which conveyed these plants to Texas Genco Holdings, Inc. in 2002 in accordance with a business separation plan adopted in response to the Texas electric restructuring law. We subsequently acquired Texas Genco Holdings, Inc. from CenterPoint Energy, Inc. in a multi-step transaction. See "The Formation Transactions." We cannot assure you that our separation from CenterPoint Energy, Inc. will be successful, which could materially and adversely impact our business, our results and our financial reporting ability.

          After the Initial Acquisition and prior to May 31, 2005, we relied on contractual arrangements that required CenterPoint Energy, Inc. and its affiliates to provide critical transitional services and shared arrangements to us such as:

  •
  certain accounting systems and services, including cash management and accounts payable;

  •
  certain human resources services, including payroll services and benefit plan administration;

  •
  information technology and communications systems.

          We have implemented certain centralized corporate services and an operating infrastructure, and as of May 31, 2005, CenterPoint Energy, Inc. and its affiliates provide only certain information technology services. In addition, Reliant Energy, Inc. provides us with certain information technology and dispatch services through December 31, 2005. After the expiration of these contracts, we may not be able to replace these services and arrangements in a timely manner or on terms and conditions, including service levels and cost, as favorable as those we have received from CenterPoint Energy, Inc. or Reliant Energy, Inc. To replace the services previously provided by CenterPoint Energy, Inc. or Reliant Energy, Inc., we are continuing to develop and implement operating and financial systems and internal accounting and managerial controls and hire qualified personnel, all of which will be costly and time-consuming and may strain our managerial and financial resources. For example, since the Initial Acquisition, we have hired more than 15 finance personnel, five human resources personnel and three legal and regulatory personnel. We cannot assure you that we will be able to develop and sustain these systems and controls at the same levels previously provided by CenterPoint and Reliant.

We depend upon our senior management team for our future success.

          Our future success as a stand-alone entity will be highly dependent upon our Chief Executive Officer, Jack Fusco, as well as certain other members of our senior management. Although Mr. Fusco and other members of our senior management are subject to employment agreements, such employment agreements may be terminated and the loss of the services of any such individuals or other key personnel could have a material adverse effect upon our business and results of operations.

The historical financial information of Texas Genco LLC and Texas Genco Holdings, Inc. contained in this prospectus may not be representative of our results as a separate, independent public company.

          The historical financial information included in this prospectus may not reflect what our results of operations, financial position or cash flows would have been had we been a separate, stand-alone entity during the periods presented, or what our results of operations, financial position or cash flows will be in the future. Prior to January 1, 2002, our financial information reflected the sale of power generated by our plants as part of an integrated utility at regulated rates. Since January 1, 2002, we have sold power at market-based prices. In addition, our historical costs and expenses reflect allocation charges for centralized corporate services and operating infrastructure costs provided to Texas Genco Holdings, Inc. by CenterPoint Energy, Inc., and Reliant Energy, Inc. as well as allocated costs of capital through August 31, 2002. Therefore, the historical information for periods prior to January 1, 2002 included in our combined financial statements does not reflect what our financial position and results of operations would have been had we operated as a separate, stand-alone wholesale electric power generation company in a deregulated market during the periods presented. Lastly, since July 19, 2004, Texas Genco LLC has operated as a limited liability company that is treated as a partnership for U.S. federal income tax purposes, and paid little or no taxes on profits.

          Reorganizing our business from a privately held firm to a publicly traded company may result in increased administrative and regulatory costs and burdens that are not reflected in our historical financial statements, which could adversely affect our results of operations. In connection with our separation from CenterPoint Energy, Inc. and with the Formation Transactions, we have and are continuing to implement centralized corporate services and an operating infrastructure. In addition, as we will be a publicly traded company, we will be implementing additional regulatory and administrative procedures and processes for the purpose of addressing the standards and requirements applicable to public companies, including under the Sarbanes-Oxley Act of 2002 and related regulatory initiatives. We expect to incur additional annual expenses related to these steps and, among other things, directors and officers liability insurance, director fees, SEC reporting, transfer agent fees, hiring additional accounting and administrative personnel, increased auditing and legal fees and similar expenses, which expenses may be significant. See "— Risks Related to this Offering — The requirements of being a public company may strain our resources and distract management."

          For additional information about the past financial performance and the basis of presentation of the historical financial statements, see "Selected Financial Data," "Unaudited Pro Forma Financial Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the historical financial statements and related notes included elsewhere in this prospectus.

The pro forma financial information in this prospectus may not permit you to predict our costs of operations, and the estimates and assumptions used in preparing our pro forma financial information may be materially different from our actual experience as a separate, independent company.

          In preparing the pro forma financial information in this prospectus, we have made adjustments to the historical financial information of Texas Genco LLC and Texas Genco Holdings, Inc. based upon currently available information and upon assumptions that our management believes are reasonable in order to reflect, on a pro forma basis, the impact of the transactions contemplated by the Formation Transactions and the Reorganization. Some of these adjustments include, among other items, adjustments relating to our preliminary purchase price allocations and relating to estimates of our income tax expense as an entity subject to taxes as a corporation. These and other estimates and assumptions used in the calculation of the pro forma financial information in this prospectus may be materially different from our actual experience as a separate, independent company. The pro forma financial information in this prospectus does not purport to represent what Texas Genco Inc.'s or Texas Genco Holdings LLC's results of operations would actually have been had Texas Genco Inc. or Texas Genco Holdings LLC operated as a separate, independent company during the periods presented, nor do the pro forma data give effect to any events other than those discussed in the unaudited pro forma financial information and related notes. See "Unaudited Pro Forma Financial Information."

We are controlled by the Investors and their interests may conflict with ours or yours in the future.

          Immediately following the offering of Class A common stock, investment funds affiliated with The Blackstone Group, Hellman & Friedman LLC, Kohlberg Kravis Roberts & Co. L.P. and Texas Pacific Group to which we refer, collectively, as the "Investors," will beneficially own       % of the equity in our business, or       % if the underwriters exercise their option to purchase additional shares in full. Immediately following the offering of Class A common stock, the Investors will have       % of the voting power in Texas Genco Inc., or       % if the underwriters exercise their option to purchase additional shares in full. As a result, the Investors will have the ability to elect all of the members of our board of directors and thereby control our policies and operations, including the appointment of management, future issuances of our common stock or other securities, the payments of dividends, if any, on our common stock, the incurrence of debt by us, amendments to our certificate of incorporation and bylaws and the entering into of extraordinary transactions, and their interests may not in all cases be aligned with your interests. In addition, the Investors may have an interest in pursuing acquisitions, divestitures and other transactions that, in their judgment, could enhance their equity investment, even though such transactions might involve risks to you. For example, the Investors could cause us to make acquisitions that increase our indebtedness or to sell revenue-generating assets. Lastly, the Investors are in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. They may also pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us. So long as the Investors continue to own a significant amount of our combined voting power, even if such amount is less than 50%, they will continue to be able to strongly influence or effectively control our decisions. In addition, they will be able to determine the outcome of all matters requiring stockholder approval and will be able to cause or prevent a change of control of our company or a change in the composition of our board of directors and could preclude any unsolicited acquisition of our company. The concentration of ownership could deprive you of an opportunity to receive a premium for your Class A common stock as part of a sale of our company and might ultimately affect the market price of your Class A common stock.

We are a "controlled company" within the meaning of rules of the stock exchanges on which we are considering listing our Class A common stock and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements.

          Upon completion of the offering of Class A common stock, the Investors will continue to control a majority of the combined voting power of all classes of our voting stock. As a result, we are a "controlled company" within the meaning of the New York Stock Exchange and The NASDAQ National Market corporate governance standards. Under these rules, a company of which more than 50% of the voting power is held by an individual, a group or another company is a "controlled company" and may elect not to comply with certain corporate governance requirements of the New York Stock Exchange and The NASDAQ National Market, including (1) the requirement that a majority of the board of directors consist of independent directors, (2) the requirement that we have a nominating/corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities and (3) the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities. Following the offering of Class A common stock, we intend to utilize these exemptions. As a result, we will not have a majority of independent directors, our compensation committee will not consist entirely of independent directors and we will not have a nominating and corporate governance committee. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the New York Stock Exchange or The NASDAQ National Market.

Upon consummation of the offering of Class A common stock, we will be dependent on Texas Genco Holdings LLC to distribute cash to us in amounts sufficient to pay our tax liabilities and other expenses.

          Upon consummation of the offering of Class A common stock, we will be a holding company, and our sole asset will be our equity interest in Texas Genco Holdings LLC. We will have no independent means of generating revenues. Texas Genco Holdings LLC will be treated as a partnership for U.S. federal income tax purposes and, as such, will not itself be subject to U.S. federal income tax. Instead, its taxable income will be allocated to Texas Genco Inc. and the other holders of its membership units. Accordingly, Texas Genco Inc. will incur income taxes on its share of any net taxable income of Texas Genco Holdings LLC, and also will incur expenses related to its operations. In accordance with the limited liability company agreement pursuant to which Texas Genco Holdings LLC will be governed, we intend to cause Texas Genco Holdings LLC to make tax distributions to its members. To the extent we need funds to pay such taxes, or for any other purpose, and Texas Genco Holdings LLC is unable to provide such funds, it could have a material adverse effect on our business, financial condition or results of operations.

We will be required to pay our existing equityholders for most of the tax benefit relating to any additional tax depreciation or amortization deductions we may claim as a result of the tax basis step-up we receive in connection with subsequent exchanges of Texas Genco Holdings LLC's membership units after this offering.

          After the Reorganization, our existing equityholders will be able to exchange their membership units of Texas Genco Holdings LLC for shares of Class A common stock of Texas Genco Inc. The exchanges may result in increases in the tax basis of the tangible and intangible assets of Texas Genco Holdings LLC attributable to Texas Genco Inc.'s acquired interest in Texas Genco Holdings LLC that otherwise would not have been available. These increases in tax basis may reduce the amount of tax that Texas Genco Inc. would otherwise be required to pay in the future, although the IRS may challenge all or part of that tax basis increase, and a court could sustain such a challenge.

          Texas Genco Inc. intends to enter into a tax receivable agreement with our existing equityholders that will provide for the payment by Texas Genco Inc. to our existing equityholders of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax or franchise tax that Texas Genco Inc. realizes as a result of these increases in tax basis and of certain other tax benefits related to entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement, up to a maximum amount determined under such agreement. We expect to benefit from the remaining 15% of cash savings, if any, in income or franchise tax that Texas Genco Inc. realizes. Texas Genco Inc. will have the right to liquidate payments due under the tax receivable agreement from time to time for an amount based on an agreed value of certain payments remaining to be made under the tax receivable agreement at such time. While the actual amount and timing of any payments under this agreement will vary depending upon a number of factors, including the timing of exchanges, the extent to which such exchanges are taxable and the amount and timing of our income, we expect that, as a result of the size of the increases in the tax basis of the tangible and intangible assets of Texas Genco Holdings LLC attributable to Texas Genco Inc.'s interest in Texas Genco Holdings LLC, during the expected term of the tax receivable agreement, the payments that we may make to our existing equityholders could be substantial. If the existing equityholders' exchangeable membership units had been effectively exchanged in a taxable transaction for common stock at the time of the closing of this offering, the net increase in the tax basis attributable to Texas Genco Inc.'s interest in Texas Genco Holdings LLC would have been approximately $             , assuming an initial offering price of $              per share of common stock (the midpoint of the range of initial public offering prices set forth on the cover of this prospectus). Any actual increase in tax basis will depend, among other factors, upon the price of shares of our Class A common stock at the time of the exchange and the extent to which such exchanges are taxable and, as a result, could differ materially from this amount. Our ability to achieve benefits from any such increase, and the payments to be made under this agreement, will depend upon a number of factors, as discussed above, including the ability to depreciate or amortize such basis increase and the timing and amount of our future income.

          In addition, if the IRS successfully challenges all or part of the tax basis increase or the depreciation or amortization of such basis increase, under certain circumstances, Texas Genco Inc. could make payments to our existing equityholders under the tax receivable agreement in excess of Texas Genco Inc.'s actual cash tax savings. However, under no circumstances will we receive any reimbursements from our existing equityholders of amounts previously paid by us under the tax receivable agreement. See "Certain Relationships and Related Party Transactions — Tax Receivable Agreement."

If Texas Genco Inc. were deemed an "investment company" under the Investment Company Act as a result of our ownership of Texas Genco Holdings LLC, applicable restrictions could make it impractical for us to continue our business as contemplated and could materially adversely affect our business, financial condition and results of operation.

          We do not believe that Texas Genco Inc. will be an "investment company" under the Investment Company Act after completion of the Reorganization. Because Texas Genco Inc., as the managing member of Texas Genco Holdings LLC, controls and operates Texas Genco Holdings LLC, we believe that its interest in Texas Genco Holdings LLC is not a "security" or an "investment security" as those terms are used in the Investment Company Act. If Texas Genco Inc. were to cease participation in the management of Texas Genco Holdings LLC or not be deemed to have a majority of the voting power of Texas Genco Holdings LLC, its interest in Texas Genco Holdings LLC could be deemed an "investment security" for purposes of the Investment Company Act. Generally, a person is an "investment company" if it owns investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items), absent an applicable exemption. Following this offering, Texas Genco Inc. will have no assets other than interests of Texas Genco Holdings LLC. A determination that this interest was an investment security could result in Texas Genco Inc. being an investment company under the Investment Company Act and becoming subject to the registration and other requirements of the Investment Company Act.

          The Investment Company Act and the rules thereunder contain detailed prescriptions for the organization and operations of investment companies. Among other things, the Investment Company Act and the rules thereunder limit or prohibit transactions with affiliates, impose limitations on the issuance of debt and equity securities, prohibit the issuance of stock options, and impose certain governance requirements. Texas Genco Inc. intends to conduct its operations so that it will not be deemed to be an investment company under the Investment Company Act. However, if anything were to happen which would cause Texas Genco Inc. to be deemed to be an investment company under the Investment Company Act, requirements imposed by the Investment Company Act, including limitations on its capital structure, ability to transact business with affiliates (which may include our existing equityholders) and ability to compensate key employees, could make it impractical for us to continue our business as currently conducted, and materially adversely affect our business, financial condition and results of operations.

RISKS RELATED TO THIS OFFERING

There is no existing market for our Class A common stock, and we do not know if one will develop to provide you with adequate liquidity.

          There has not been a public market for our Class A common stock. We intend to apply to list our Class A common stock on the New York Stock Exchange or the NASDAQ National Market. However, we cannot predict the extent to which investor interest in our company will lead to the development of a trading market or otherwise or how liquid that market might become. The initial public offering price for the shares will be determined by negotiations between us and the representatives of the underwriters based on numerous factors that we discuss in the "Underwriting" section of this prospectus and may not be indicative of prices that will prevail in the open market following this offering.

Future sales of our shares could depress the market price of our Class A common stock.

          The market price of our Class A common stock could decline as a result of sales of a large number of shares of Class A common stock in the market after the offering or the perception that such sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. After the consummation of this offering, we will have              outstanding shares of Class A common stock. This number is comprised of all the shares of our Class A common stock we are selling in this offering, which may be resold immediately in the public market.

          We have agreed with the underwriters not to dispose of any of our Class A common stock or securities convertible into or exchangeable for shares of our Class A common stock, subject to specified exceptions, during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. Subject to these agreements, we may issue and sell in the future additional shares of Class A common stock or convertible preferred stock or convertible debt securities.

          In addition, our existing equityholders own an aggregate of              membership units in Texas Genco Holdings LLC. Our amended and restated certificate of incorporation will allow the exchange of membership units in Texas Genco Holdings LLC (other than those held by us) for shares of our Class A common stock on a one-for-one basis. Our directors and executive officers and the Investors and certain of their affiliates have agreed with the underwriters not to dispose of or hedge any of our Class A common stock or securities convertible into or exchangeable for shares of our Class A common stock, subject to specified exceptions, during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. After the expiration of the 180-day lock-up period, the shares of Class A common stock issuable upon exchange of the membership units that are held by our existing equityholders will be eligible for resale from time to time, subject to certain contractual and Securities Act restrictions.

          Our existing equityholders are parties to a registration rights agreement with us. Under that agreement, after the expiration of the 180-day lock-up period, these persons will have the ability to cause us to register the resale of the shares of our Class A common stock they could acquire upon exchange of their membership units in Texas Genco Holdings LLC.

The market price of our Class A common stock may be volatile, which could cause the value of your investment to decline.

          Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as general economic, market or potential conditions, could reduce the market price of our common stock in spite of our operating performance. In addition, our operating results could be below the expectations of securities analysts and investors, and in response, the market price of our common stock could decrease significantly. As a result, the market price of our Class A common stock could decline below the initial public offering price. You may be unable to resell your shares of our common stock at or above the initial public offering price. Among other factors that could affect our stock price are:

  •
  actual or anticipated variations in operating results;

  •
  changes in financial estimates by research analysts;

  •
  actual or anticipated changes in economic, political or market conditions, such as recessions or international currency fluctuations;

  •
  actual or anticipated changes in the regulatory environment affecting our industry;

  •
  changes in the market valuations of our industry peers;

  •
  announcements by us or our competitors of significant acquisitions, strategic partnerships, divestitures, joint ventures or other strategic initiatives.

          In the past, following periods of volatility in the market price of a company's securities, stockholders have often instituted class action securities litigation against those companies. Such litigation, if instituted, could result in substantial costs and a diversion of management attention and resources, which could significantly harm our profitability and reputation.

All of the proceeds from this offering will be distributed to existing members of Texas Genco Holdings LLC, and none of these proceeds will be used to further invest in our business.

          We estimate that the net proceeds from this offering of shares of Class A common stock (based on an initial public offering price of $              per share), after deducting underwriting discounts and estimated offering expenses, will be approximately $              million, or approximately $              million if the underwriters exercise their option to purchase additional shares in full. Texas Genco Inc. will use the proceeds from this offering to purchase newly issued membership units from Texas Genco Holdings LLC. We intend to use all of these proceeds to make special distributions to our existing equityholders. None of these proceeds will be used to further invest in and grow our business. See "Use of Proceeds."

The requirements of being a public company may strain our resources and distract management.

          As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. These requirements may place a strain on our systems and resources. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal controls for financial reporting. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, significant resources and management oversight will be required. This may divert management's attention from other business concerns, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge, and we cannot assure you that we will be able to do so in a timely fashion.

Provisions in our amended and restated certificate of incorporation and bylaws and Delaware law may discourage a takeover attempt.

          Provisions contained in our amended and restated certificate of incorporation and bylaws and Delaware law could make it more difficult for a third party to acquire us, even if the acquisition might be beneficial to our stockholders. Provisions of our amended and restated certificate of incorporation and bylaws impose various procedural and other requirements, which could make it more difficult for stockholders to effect certain corporate actions. For example, our amended and restated certificate of incorporation authorizes our board of directors to determine the rights, preferences, privileges and restrictions of unissued series of preferred stock, without any vote or action by our stockholders. Thus, our board of directors can authorize and issue shares of preferred stock with voting or conversion rights that could adversely affect the voting or other rights of holders of our common stock. These rights may have the effect of delaying or deterring a change of control of our company. In addition, a change of control of our company may be delayed or deterred as a result of our having three classes of directors (each class elected for a three year term). These provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock. See "Description of Capital Stock — Anti-Takeover Effects of our Certificate of Incorporation and Bylaws and Certain Provisions of Delaware Law."

Our ability to pay regular dividends to our stockholders is subject to the discretion of our board of directors and may be limited by our holding company structure, the covenants in our debt instruments and applicable provisions of Delaware law.

          After consummation of this offering, we intend to pay cash dividends on a quarterly basis. Our board of directors may, in its discretion, decrease the level of dividends or discontinue the payment of dividends entirely. In addition, as a holding company, we will be dependent upon the ability of Texas Genco Holdings LLC and its subsidiaries to generate earnings and cash flows and distribute them to us so that we may pay our obligations and expenses and pay dividends to our stockholders. We expect to cause Texas Genco Holdings LLC to make distributions to its members, including us. However, the ability of Texas Genco Holdings LLC to make such distributions will be subject to its operating results, cash requirements and financial condition, the applicable laws of the State of Delaware (which may limit the amount of funds available for distribution to its members), compliance by its subsidiaries with covenants and financial ratios related to existing or future indebtedness, including the credit agreement governing the senior secured credit facilities, the credit agreement governing the funded letter of credit facility and the indenture governing the senior notes, and other agreements with third parties. If, as a consequence of these various limitations and restrictions, we are unable to generate sufficient distributions from our business, we may not be able to make, or may have to reduce or eliminate, the payment of dividends on our shares.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

          This prospectus contains "forward-looking statements," which reflect our current views with respect to, among other things, our operations and financial performance. You can identify these forward-looking statements by the use of words such as "outlook," "believes," "expects," "potential," "continues," "may," "will," "could," "should," "seeks," "approximately," "predicts," "intends," "plans," "estimates," "anticipates" or the negative versions of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. We believe that these factors include, but are not limited to, those described under "Risk Factors." These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this prospectus. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise.

USE OF PROCEEDS

          We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and estimated offering expenses, will be approximately $              million, or approximately $              million if the underwriters exercise their option to purchase additional shares in full. Texas Genco Inc. will use the proceeds from this offering to purchase              newly issued membership units from Texas Genco Holdings LLC, or              membership units if the underwriters exercise their option to purchase additional shares in full. We intend to use all of these net proceeds, including any net proceeds received upon the exercise by the underwriters of their option to purchase additional shares, to pay special distributions to our existing equityholders.

DIVIDEND POLICY

          Upon completion of this offering, our board of directors currently intends to adopt a policy of declaring, subject to legally available funds, a quarterly cash dividend on our Class A common stock at an annual rate initially equal to approximately $              per share, unless our board of directors, in its sole discretion, determines otherwise, commencing with the              quarter of 2005. However, we cannot assure you that sufficient cash will be available to pay such dividends or that our subsidiaries' debt instruments will permit the payment of such dividends.

          We are a holding company and, as such, our ability to pay dividends is subject to the ability of our subsidiaries to provide cash to us. Distributions by Texas Genco LLC in excess of certain tax distributions, and the declaration and payment of future dividends by us, will be restricted by our senior secured credit facilities and our funded letter of credit facility. The indenture governing the senior notes also limits our subsidiaries' ability to pay dividends. See "Description of Indebtedness." In addition, the declaration and payment of future dividends by us will be at the discretion of our board of directors and will depend on, among other things, general economic and business conditions, our strategic plans, our financial results and condition, contractual, legal and regulatory restrictions on the payment of dividends by us and our subsidiaries, and such other factors as our board of directors considers to be relevant.

          In addition, as described under "— Use of Proceeds" above, we intend to distribute all net proceeds from this offering, including any net proceeds received upon the exercise by the underwriters of their option to purchase additional shares, and from the offering of our convertible preferred stock, to our existing equityholders.

          We also intend to distribute up to              membership units of Texas Genco Holdings LLC to our existing equityholders shortly after the expiration of the underwriters' option to purchase additional shares (to the extent that the option is not exercised in full). The aggregate number of membership units so distributed will equal (x) the number of additional shares the underwriters have an option to purchase minus (y) the actual number of shares the underwriters purchase from us pursuant to that option.

CAPITALIZATION

          The following table sets forth as of March 31, 2005:

  •
  the capitalization of Texas Genco LLC as of March 31, 2005 on an actual basis;

  •
  the capitalization of Texas Genco LLC as of March 31, 2005 on a pro forma basis after giving effect to the Nuclear Acquisition, including the Nuclear Acquisitions Financing, and the consummation of the ROFR; and

  •
  the capitalization of Texas Genco Inc. as of March 31, 2005 on a pro forma as adjusted basis after giving effect to:

  •
  the Reorganization, including the sale by us of approximately              shares of our Class A common stock at an assumed initial public offering price of $              per share, the mid-point of the estimated price range shown on the cover page of this prospectus, after deducting underwriting discounts and estimated offering expenses;

  •
  the application of the estimated net proceeds from the offering of our Class A common stock as described in "Use of Proceeds"; and

  •
  the distribution of              membership units of Texas Genco Holdings LLC to our existing equityholders shortly after the expiration of the underwriters' option to purchase additional shares of our Class A common stock, assuming no exercise of that option.

          The information should be read in conjunction with "Use of Proceeds," "The Formation Transactions," "Reorganization and Holding Company Structure — The Reorganization," "Unaudited Pro Forma Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical financial statements and the notes to those statements appearing elsewhere in this prospectus.

	As of March 31, 2005
	Texas Genco LLC		Texas Genco Inc.
	Actual	Pro Forma	Pro Forma as Adjusted
	(dollars in millions)
Cash and cash equivalents	$130.5	$81.8		$51.8

Debt:
Capitalized lease obligations	4.8	4.8		4.8
Revolving credit facility	—	99.5		99.5
Term loan	1,147.1	1,622.1		1,622.1
Senior notes	1,125.0	1,125.0		1,125.0

Total debt	2,276.9	2,851.4		2,851.4
Total members' equity	768.2	885.9		—

Minority interest(2)	$—	$—	$

Stockholders' equity:
Class A common stock, $0.01 par value: no shares authorized, issued or outstanding, actual and pro forma; shares authorized and issued and outstanding, pro forma as adjusted	—	—
Class B common stock, $0.01 par value: no shares authorized, issued or outstanding, actual and pro forma; shares authorized and issued and outstanding, pro forma as adjusted	—	—
Additional paid-in capital	—	—
Retained earnings	—	—

Total stockholders' equity
Total capitalization	$3,045.1	$3,737.3	$

(1)
Reflects a       % minority interest ownership of Texas Genco Holdings LLC by our existing equityholders, assuming              shares of Class A common stock are issued in connection with this offering. Membership units of Texas Genco Holdings LLC are exchangeable into shares of Class A common stock of Texas Genco Inc. on a one-for-one basis.

DILUTION

          If you invest in our Class A common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our Class A common stock and the pro forma net tangible book value per share of our Class A common stock after this offering. Dilution results from the fact that the per share offering price of the Class A common stock is substantially in excess of the book value per share attributable to the existing equityholders.

          Our pro forma net tangible book value as of March 31, 2005 was approximately $341.5 million, or $              per share of our Class A common stock. Pro forma net tangible book value represents the amount of total tangible assets less total liabilities, after giving effect to the Nuclear Acquisition, including the Nuclear Acquisition Financing, the consummation of the ROFR and the Reorganization (excluding the Class A common stock offering), and pro forma net tangible book value per share represents pro forma net tangible book value divided by the number of shares of Class A common stock outstanding, after giving effect to the Reorganization and assuming that all of the holders of membership units in Texas Genco Holdings LLC (other than Texas Genco Inc.) exchanged their units for newly-issued shares of our Class A common stock on a one-for-one basis.

          After giving effect to:

  •
  the sale of              shares of Class A common stock in this offering at an assumed initial public offering price of $              per share, the mid-point of the price range on the cover of this prospectus;

  •
  the $              million distribution to our existing equityholders that we intend to make with the net proceeds of this offering; and

  •
  the distribution of              additional membership units by Texas Genco Holdings LLC to our existing equityholders shortly after the expiration of the underwriters' option to purchase additional shares, assuming no exercise of that option.

our pro forma net tangible book value would have been $              million, or $              per share. This represents an immediate increase in net tangible book value (or a decrease in net tangible book deficit) of $              per share to existing equityholders and an immediate dilution in net tangible book value of $              per share to new investors.

          The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of March 31, 2005	$
Increase in pro forma net tangible book value per share attributable to new investors	$

Pro forma net tangible book value per share after the offering

Dilution in pro forma net tangible book value per share to new investors		$

          We will reduce the number of membership units that we will cause Texas Genco Holdings LLC to issue to our existing equityholders in the membership unit distribution described in the third bullet point above by the number of shares of Class A common stock sold to the underwriters pursuant to their option to purchase additional shares. We will also use all the net proceeds we receive from any such sale to the underwriters to make additional distributions to our existing equityholders. As a result, our pro forma net tangible book value will not be affected by the underwriters' exercise of their option to purchase additional shares.

          The following table summarizes, on the same pro forma basis as of March 31, 2005, the total number of shares of Class A common stock purchased from us, the total consideration paid to us and the average price per share paid by the existing equityholders and by new investors purchasing shares in this offering, assuming that all of the holders of membership units in Texas Genco Holdings LLC (other than Texas Genco Inc.) exchanged their units for shares of our Class A common stock on a one-for-one basis.

	Shares Purchased		Total Consideration
Average Price Per Share
	Number	Percent	Amount	Percent
Existing equityholders
New investors
Total

Total consideration and average price per share paid by the existing equityholders in the table above give effect to the $              million distribution that we intend to make to the existing equityholders in connection with this offering.

          The tables and calculations above assume no exercise of outstanding options. As of              and after giving effect to the Reorganization, there were              shares of our Class A common stock issuable upon exercise of outstanding options at an average exercise price per share of $             . The earliest date upon which any of the options will vest and become exercisable is             . To the extent that these options are exercised, there will be further dilution to new investors. See "Management" and "Shares Eligible for Future Sale — Stock Options."

THE FORMATION TRANSACTIONS

The Initial Acquisition

          Texas Genco LLC was formed on July 19, 2004 to facilitate the acquisition of Texas Genco Holdings, Inc. in a multi-step transaction from CenterPoint Energy, Inc. and other minority public stockholders. On December 13, 2004, Texas Genco Holdings, Inc. divided its nuclear and non-nuclear generating assets and liabilities between two of its wholly owned subsidiaries so that its non-nuclear generating assets and liabilities were allocated to Texas Genco II, LP. Its nuclear assets and liabilities and its cash remained with Texas Genco, LP. We refer to these non-nuclear generating assets and liabilities, together with assets and liabilities unrelated to the wholesale generation business held by Texas Genco Services, LP, another wholly owned subsidiary of Texas Genco Holdings, Inc., as the "Non-Nuclear Assets." We refer to this division as the "Nuclear/Non-Nuclear Division." On December 14, 2004, Texas Genco Holdings, Inc. merged with a wholly owned subsidiary of CenterPoint Energy, Inc. As a result of this merger, which we refer to as the "Public Company Merger," CenterPoint Energy, Inc. acquired 100% of the issued and outstanding common stock of Texas Genco Holdings, Inc. To fund the consideration payable to the minority public stockholders in the Public Company Merger, Texas Genco Holdings, Inc. borrowed $716.0 million under an overnight bridge loan facility. On December 15, 2004, two wholly owned subsidiaries of Texas Genco LLC merged with and into Texas Genco II, LP and Texas Genco Services, LP. As a result of these mergers, which we refer to as the "Initial Acquisition," Texas Genco II, LP and Texas Genco Services, LP became wholly owned subsidiaries of Texas Genco LLC and Texas Genco LLC thereby acquired the Non-Nuclear Assets. We paid Texas Genco Holdings, Inc. aggregate consideration of $2,813.0 million in cash in connection with the Initial Acquisition. Texas Genco Holdings, Inc. used a portion of those proceeds to repay its obligations under the overnight bridge loan facility and distributed the remainder, together with certain available cash, to CenterPoint Energy, Inc. We financed the Initial Acquisition with $1,150.0 million of borrowings under the term loan portion of our senior secured credit facilities, $1,125.0 million of proceeds from the issuance of senior notes and $780.6 million of aggregate cash equity investment in us by the Investors and the Management Members. We refer to these borrowings and the issuance of the senior notes as the "Initial Acquisition Financings."

The Nuclear Acquisition

          On April 13, 2005, a wholly owned subsidiary of Texas Genco LLC merged with and into Texas Genco Holdings, Inc. As a result of this merger, which we refer to as the "Nuclear Acquisition," Texas Genco Holdings, Inc. became a wholly owned subsidiary of Texas Genco LLC and Texas Genco LLC thereby indirectly acquired Texas Genco Holdings, Inc.'s assets and liabilities, including its 30.8% undivided interest in STP. We paid an affiliate of CenterPoint Energy, Inc. aggregate consideration of $700.0 million in cash in connection with the Nuclear Acquisition. We financed the Nuclear Acquisition with $475.0 million of borrowings under the term loan portion of our senior secured credit facilities, approximately $99.5 million of revolver borrowings, an additional cash equity investment of $117.8 million by the Investors and the Management Members and the balance from cash on hand. We refer to these borrowings as the "Nuclear Acquisition Financing" and refer to the Initial Acquisition Financings and the Nuclear Acquisition Financing, together, as the "Formation Financings." In addition, because Texas Genco Holdings, Inc. had approximately $75.0 million of bank debt outstanding which became due at the closing of the Nuclear Acquisition, we also paid approximately $75.0 million from our cash on hand in order to discharge such debt.

The ROFR

          On May 19, 2005, pursuant to the exercise of a right of first refusal by Texas Genco, LP subsequent to a third party offer to AEP in early 2004, we acquired from AEP an additional 13.2%

undivided interest, equivalent to 339 MW, in STP for approximately $174.2 million, less adjustments for working capital and other purchase price adjustments. We refer to that acquisition as the "ROFR." As a result, we now own a 44.0% undivided interest, equivalent to 1,129 MW, in STP. Texas Genco, LP had deposited cash collateral to secure stand-by letters of credit posted in favor of AEP to secure the obligation to pay AEP for the ROFR. The purchase price for the ROFR was funded from that deposited cash, and on May 19, 2005, excess cash in the amount of approximately $28.9 million securing the stand-by letters of credit was released to us.

          We refer to the Initial Acquisition, the Nuclear Acquisition and the ROFR, collectively, as the "Acquisitions." We refer to the Nuclear/Non-Nuclear Division, the Public Company Merger, the Acquisitions and the Formation Financings, collectively, as the "The Formation Transactions."

REORGANIZATION AND HOLDING COMPANY STRUCTURE

Reorganization

          Our business is presently conducted by Texas Genco LLC and its subsidiaries. Texas Genco LLC is wholly owned by Texas Genco Sponsor LLC, which in turn is owned in equal parts by investment funds affiliated with The Blackstone Group, Hellman & Friedman LLC, Kohlberg Kravis Roberts & Co. L.P. and Texas Pacific Group, to which we refer, collectively, as the "Investors," and, to a lesser extent, by certain members of our management, to whom we refer, collectively, as the "Management Members."

          Texas Genco Inc. was incorporated as a Delaware corporation on May 20, 2005, as a wholly owned subsidiary of Texas Genco Sponsor LLC. Texas Genco Inc. has not engaged in any business or other activities except in connection with its formation and the Reorganization described below. Prior to this offering, the certificate of incorporation of Texas Genco Inc. will be amended and restated so that it:

  •
  authorizes two classes of common stock — Class A common stock and Class B common stock — having the terms described in "Description of Capital Stock." The Class B common stock will provide the holder with no economic rights but will entitle the holder (without regard to the number of shares of Class B common stock held) to a number of votes at Texas Genco Inc. that is equal to the aggregate number of membership units of Texas Genco Holdings LLC (a new Delaware limited liability company to be formed prior to this offering) held by such holder; and

  •
  entitles the holders of membership units in Texas Genco Holdings LLC (other than Texas Genco Inc.) to exchange those units for shares of Texas Genco Inc. Class A common stock on a one-for-one basis.

          Prior to this offering:

  •
  Texas Genco Sponsor LLC and Texas Genco Inc. will form Texas Genco Holdings LLC. Texas Genco Sponsor LLC will contribute its equity interests in Texas Genco LLC to Texas Genco Holdings LLC and Texas Genco Inc. will agree to contribute the net proceeds from this offering to Texas Genco Holdings LLC. In exchange, Texas Genco Sponsor LLC will receive              , or       %, and Texas Genco Inc. will receive             , or       %, of the membership units of Texas Genco Holdings LLC; and

  •
  Texas Genco Sponsor LLC will distribute to each of the Management Members his or her pro rata share of the Class B common stock of Texas Genco Inc. and the membership units of Texas Genco Holdings LLC held by Texas Genco Sponsor LLC.

          Subsequently, Texas Genco Inc. will sell              shares of Class A common stock in the Class A common stock offering and, pursuant to its prior agreement, contribute the net proceeds therefrom to Texas Genco Holdings LLC, which will distribute such proceeds to Texas Genco Sponsor LLC and the Management Members.

          As a result of the transactions described above, which we collectively refer to as the "Reorganization," immediately following the Class A common stock offering:

  •
  Texas Genco Inc. will become the sole managing member of Texas Genco Holdings LLC and Texas Genco Holdings LLC will become the sole member of Texas Genco LLC;

  •
  stockholders that purchase shares in the Class A common stock offering will own       % of the equity in our business (or       % if the underwriters exercise their option to purchase additional shares in full) and our existing equityholders will own, directly or indirectly,       %

    of the equity in our business (or       % if the underwriters exercise their option to purchase additional shares in full); and

  •
  stockholders that purchase shares in the Class A common stock offering will have       % of the voting power in Texas Genco Inc. (or approximately        % if the underwriters exercise their option to purchase additional shares in full) and our existing equityholders will control, directly or indirectly,

         % of the voting power in Texas Genco Inc. (or approximately       % if the underwriters exercise their option to purchase additional shares in full).

Holding Company Structure

          Texas Genco Inc. will be a holding company and its sole asset will be an equity interest in Texas Genco Holdings LLC. As the sole managing member of Texas Genco Holdings LLC, Texas Genco Inc. will operate and control all of the business and affairs of Texas Genco Holdings LLC and, through Texas Genco Holdings LLC and its subsidiaries, continue to conduct the business now conducted by these subsidiaries. Texas Genco Holdings LLC will reimburse Texas Genco Inc. for its expenses but will not pay Texas Genco Inc. any fees. Texas Genco Inc. will consolidate the financial results of Texas Genco Holdings LLC and its subsidiaries and the ownership interest of our existing equityholders in Texas Genco Holdings LLC will be reflected as a minority interest in Texas Genco Inc.'s consolidated financial statements.

          Net profits, net losses and distributions of Texas Genco Holdings LLC will generally be allocated and made to its members pro rata in accordance with the percentages of their respective equity interests. As Texas Genco Inc. will hold       % of the outstanding Texas Genco Holdings LLC membership units immediately after the offering of Class A common stock, Texas Genco Inc. will receive approximately       % of the aggregate distributions in respect of the Texas Genco Holdings LLC membership units.

          After this offering, Texas Genco Holdings LLC intends to make distributions to Texas Genco Inc. in order to fund any dividends Texas Genco Inc. may declare on the Class A common stock. Our existing equityholders also will receive equivalent amounts pro rata based on their equity interest in Texas Genco Holdings LLC.

          Texas Genco Holdings LLC is treated as a partnership for federal income tax purposes and therefore is not subject to federal income taxation. The members of Texas Genco Holdings LLC, including Texas Genco Inc., will incur U.S. federal, and may incur state and local, income taxes on their share of any net taxable income of Texas Genco Holdings LLC. In accordance with the limited liability company agreement pursuant to which Texas Genco Holdings LLC will be governed, we intend to cause Texas Genco Holdings LLC to make cash distributions to its members, including Texas Genco Inc., on a periodic basis for the purposes of funding their tax obligations in respect of the income of Texas Genco Holdings LLC that is allocated to them. We expect that such distributions will be made on a pro rata basis until Texas Genco Sponsor LLC has received a distribution equal to 45% of its allocable share of the net taxable income and gain of Texas Genco Holdings LLC for the relevant tax period. Texas Genco Inc. will be subject to federal income taxation as a corporation.

SELECTED FINANCIAL DATA

          The following table sets forth selected consolidated financial information for Texas Genco LLC and its subsidiaries and for Texas Genco Holdings, Inc., Texas Genco LLC's predecessor for financial reporting purposes, and its subsidiaries. Because Texas Genco LLC acquired Texas Genco Holdings, Inc. as part of a multi-step transaction in which the Initial Acquisition was consummated on December 15, 2004 and the Nuclear Acquisition was consummated on April 13, 2005, information is presented for Texas Genco Holdings, Inc. as of and for the years ended December 31, 2002, 2003 and 2004 and as of and for the three months ended March 31, 2004 and 2005.

          The consolidated financial position and consolidated results of operations for Texas Genco LLC as of December 31, 2004 and for the period from July 19, 2004 ("Inception") through December 31, 2004 were derived from our audited consolidated financial statements. The consolidated financial position and consolidated results of operations as of and for the three months ended March 31, 2005 were derived from our unaudited financial statements which have been prepared on a similar basis to that used in the preparation of our audited financial statements. We did not exist prior to Inception; therefore, no consolidated financial and other data has been presented in the following table for Texas Genco LLC for any other period.

          The consolidated financial position and consolidated results of operations for Texas Genco Holdings, Inc. as of and for the years ended December 31, 2000, 2001, 2002, 2003 and 2004 were derived from Texas Genco Holdings, Inc.'s audited financial statements. The consolidated financial position and consolidated results of operations for Texas Genco Holdings, Inc. as of and for the three months ended March 31, 2004 and 2005 were derived from Texas Genco Holdings, Inc.'s unaudited financial statements which have been prepared on a similar basis to that used in the preparation of Texas Genco Holdings, Inc.'s audited financial statements. The financial information for Texas Genco Holdings, Inc. reflects ownership of the Non-Nuclear Assets for periods prior to December 15, 2004 and of an undivided 30.8% interest in STP for all periods presented, and is therefore not comparable to the historical financial information for Texas Genco LLC, which reflects only ownership of the Non-Nuclear Assets for periods subsequent to December 15, 2004 and does not reflect the Nuclear Acquisition. In addition, the Texas Genco Holdings, Inc. financial statements for periods prior to January 1, 2002 are presented on a carve-out basis and represent the historical financial position, results of operations and net cash flows of the historically regulated generation-related business of Reliant Energy Corporation. Prior to January 1, 2002, Texas Genco Holdings, Inc. sold power as part of an integrated utility at regulated rates; thereafter, power was sold at market-based rates. Therefore, the historical information included in the Texas Genco Holdings, Inc. financial statements for periods prior to January 1, 2002 does not reflect what the financial position and results of operations of Texas Genco Holdings, Inc. would have been had Texas Genco Holdings, Inc. been operated as a separate, stand-alone wholesale electric power generation company in a deregulated market during the periods presented.

          Historical results are not indicative of future performance. The following table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical financial statements and the notes to those statements appearing elsewhere in this prospectus.

	Texas Genco Holdings, Inc. — Predecessor							Texas Genco LLC
						For the three months ended March 31,		Period from July 19, 2004 through December 31, 2004	For the three months ended March 31, 2005
	For the years ended December 31,
	2000(1)	2001(1)	2002(2)	2003	2004	2004	2005
	($ in millions, except per unit data)
Statement of Operations Data:
Revenues(3)	$3,334	$3,411	$1,541	$2,002	$2,054	$439	$57	$96	$503
Operating expenses
Fuel and purchased power expense(4)	2,397	2,527	1,083	1,171	1,021	195	5	45	229
Operation and maintenance(5)	393	402	391	411	415	101	26	24	110
Depreciation and amortization	151	154	157	159	89	40	4	13	75
Write-down of assets(6)	—	—	—	—	763	—	—	—	—
Taxes other than income taxes	63	63	43	39	41	12	3	—	9

Total	3,004	3,146	1,674	1,780	2,329	348	38	82	423

Operating income (loss)	330	265	(133)	222	(275)	91	19	14	80
Other income	1	2	3	2	5	—	1	—	2
Interest income (expense), net(7)	(59)	(65)	(26)	(2)	—	—	(1)	(34)	(40)

Income (loss) before income taxes	272	202	(156)	222	(270)	91	19	(20)	42
Income tax expense (benefit)(8)	100	74	(63)	71	(171)	30	6	—	—

Income (loss) before cumulative effective of accounting change	172	128	(93)	151	(99)	61	13	(20)	42
Cumulative effect of accounting change, net of tax(9)	—	—	—	99	—	—	—	—	—

Net Income (loss)	$172	$128	$(93)	$250	$(99)	$61	$13	$(20)	$42

Earnings Per Share Data:
Net income (loss) per share — basic and diluted	$2.15	$1.60	$(1.16)	$3.13	$(1.25)	$0.76	$0.20	$(0.13)	$0.27
Weighted average shares outstanding — basic and diluted
Other Financial Data:
Capital expenditures	$207	$409	$258	$157	$73	$23	$9	$6	$23
Balance Sheet Data (at period end):
Property, plant and equipment, net	$3,782	$4,020	$4,096	$4,126	$474	$4,102	$475	$2,446	$2,429
Total assets	$4,147	$4,438	$4,508	$4,640	$1,395	$4,619	$1,010	$4,588	$4,581
Total debt	$—	$—	$—	$—	$—	$—	$75	$2,280	$2,277
Net capitalization(2)	$2,323	$2,624	$—	$—	$—	$—	$—	$—	$—
Shareholders' equity(2)	$—	$—	$2,824	$3,033	$454	$3,074	$467	$—	$—
Members' equity(11)	$—	$—	$—	$—	$—	$—	$—	$772	$768

(1)
Prior to January 1, 2002, Texas Genco Holdings, Inc. sold power as part of an integrated utility at regulated rates; thereafter, power was sold at market-based rates. Therefore, the historical information included in the Texas Genco Holdings, Inc. financial statements for periods prior to January 1, 2002 does not reflect what the financial position and results of operations of Texas Genco Holdings, Inc. would have been had Texas Genco Holdings, Inc. been operated as a separate, stand-alone wholesale electric power generation company in a deregulated market during the periods presented.

(2)
Upon the restructuring of Reliant Energy Incorporated pursuant to its business separation plan, effective August 31, 2002, Texas Genco Holdings, Inc.'s equity structure was changed to reflect the contribution of Reliant Energy Incorporated's electric generating facilities to Texas Genco Holdings, Inc.

(3)
Revenues for Texas Genco LLC include amortization of the liability related to below-market power sales contracts recorded in connection with the Initial Acquisition and the effect of other non-trading derivatives, which increased revenues for Texas Genco LLC by $12.3 million and decreased revenues by $3.6 million, respectively, for the period from Inception through December 31, 2004. For the three months ended March 31, 2005, amortization of the liability related to below-market power sales contracts increased revenues for Texas Genco LLC by $62.9 million and the effect of other non-trading derivatives decreased revenues for Texas Genco LLC by $12.6 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Assumed Contracts."

(4)
Fuel and purchased power expense for Texas Genco LLC includes fuel-related depreciation and amortization — amortization of nuclear fuel, railcar depreciation and depreciation of other fuel related assets — and the amortization of the liability related to above-market coal purchase contracts (which contracts expire in 2010) recorded in connection with the Initial Acquisition. The amortization of the liability related to above-market coal purchase contracts decreased fuel and purchased power expense for Texas Genco LLC by $1.5 million for the period from Inception through December 31, 2004 and $13.1 million for the three months ended March 31, 2005. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Assumed Contracts."

(5)
Operation and maintenance for Texas Genco Holdings, Inc. includes allocations of overhead costs from CenterPoint Energy, Inc. Operation and maintenance for Texas Genco LLC includes payments to CenterPoint Energy, Inc. and Reliant Energy, Inc. for transition services. Operation and maintenance for the three months ended March 31, 2005 includes a charge of $24.2 million related to our workforce optimization plan and a payment of $2.5 million of monitoring fees paid to the Investors, which fees will terminate upon consummation of the offering of Class A common stock.

(6)
For the year ended December 31, 2004, Texas Genco Holdings, Inc. recorded an asset impairment of $763 million ($426 million net of tax) to reflect the net realizable value for the assets to be sold in the Initial Acquisition. Texas Genco Holdings, Inc. ceased depreciation on its coal, lignite and natural gas-fired generation plants at the time these assets were considered "held for sale." This resulted in a decrease in depreciation expense of $69 million for the year ended December 31, 2004 as compared to the same period in 2003.

(7)
Interest income (expense), net for Texas Genco LLC includes amortization of deferred financing fees of $(0.6) million for the period from Inception through December 31, 2004 and $(3.3) million for the three months ended March 31, 2005.

(8)
Texas Genco LLC is a limited liability company that is treated as a partnership for U.S. federal income tax purposes and is, therefore, not itself subject to federal income taxation. Profits or losses are subject to taxation at the member interest level. Texas Genco Holdings, Inc., our subsidiary that holds our 44.0% undivided interest in STP, is a corporation that is subject to U.S. federal income taxation on its income.

(9)
Cumulative effect of an accounting change resulting from the allocation of Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations."

(10)
We intend to mothball for more than 180 days, retire or sell 14 natural gas-fired units, representing 3,378 MW of available capacity.

(11)
Members' equity includes initial capital contributions from owner members of $780.6 million, of which $776.0 million was contributed by the Investors and $4.6 million was contributed by the Management Members.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

          We derived the unaudited pro forma financial data of Texas Genco Inc. set forth below by the application of pro forma adjustments to the historical financial statements of Texas Genco LLC and Texas Genco Holdings, Inc. appearing elsewhere in this prospectus.

          The unaudited pro forma balance sheet information of Texas Genco Inc. as of March 31, 2005 gives pro forma effect to the Nuclear Acquisition and the Nuclear Acquisition Financing, the consummation of the ROFR and the Reorganization as if they had been consummated on March 31, 2005. We intend to distribute the net proceeds from the Class A common stock offering to the Investors and the Management Members and there is no resulting further adjustment to the pro forma balance sheet to give effect to the issue and sale of the shares and the intended application of the net proceeds. The unaudited pro forma statements of operations information of Texas Genco Inc. for the year ended December 31, 2004 and for the three months and the twelve months ended March 31, 2005 give pro forma effect to the Initial Acquisition, the Nuclear Acquisition, the Formation Financings and the Reorganization as if they had been consummated on January 1, 2004. The ROFR is considered to be an asset acquisition and accordingly, pursuant to the accounting guidance applicable to the preparation of pro forma financial statements, the pro forma effects of that transaction are not presented in the pro forma results of operations. Therefore, only the pro forma balance sheet data give pro forma effect to consummation of the ROFR.

          Texas Genco LLC was formed on July 19, 2004 to facilitate the acquisition of Texas Genco Holdings, Inc. in a multi-step transaction from CenterPoint Energy, Inc. and other minority public stockholders. On December 13, 2004, Texas Genco Holdings, Inc. divided its nuclear and non-nuclear generating assets and liabilities between two of its wholly owned subsidiaries so that its non-nuclear generating assets and liabilities were allocated to Texas Genco II, LP and its nuclear assets and liabilities and its cash remained with Texas Genco, LP. We refer to these non-nuclear generating assets and liabilities, together with assets and liabilities unrelated to the wholesale generation business held by Texas Genco Services, LP, another wholly owned subsidiary of Texas Genco Holdings, Inc., as the "Non-Nuclear Assets." We refer to this division as the "Nuclear/Non-Nuclear Division." On December 14, 2004, Texas Genco Holdings, Inc. merged with a wholly owned subsidiary of CenterPoint Energy, Inc. As a result of this merger, which we refer to as the "Public Company Merger," CenterPoint Energy, Inc. acquired 100% of the issued and outstanding common stock of Texas Genco Holdings, Inc. To fund the consideration payable to the minority public shareholders in the Public Company Merger, Texas Genco Holdings, Inc. borrowed $716.0 million under an overnight bridge loan facility. On December 15, 2004, two wholly owned subsidiaries of Texas Genco LLC merged with and into Texas Genco II, LP and Texas Genco Services, LP. As a result of these mergers, which we refer to as the "Initial Acquisition," Texas Genco II, LP and Texas Genco Services, LP became wholly owned subsidiaries of Texas Genco LLC and Texas Genco LLC thereby acquired the Non-Nuclear Assets. We paid Texas Genco Holdings, Inc. aggregate consideration of $2,813.0 million in cash in connection with the Initial Acquisition. Texas Genco Holdings, Inc. used a portion of those proceeds to repay its obligations under the overnight bridge loan facility and distributed the remainder, together with certain available cash, to CenterPoint Energy, Inc. We financed the Initial Acquisition with $1,150.0 million of borrowings under the term loan portion of our senior secured credit facilities, $1,125.0 million of proceeds from the issuance of senior notes and $780.6 million of aggregate cash equity investment in us by the Investors and the Management Members. We refer to these borrowings and the issuance of the senior notes as the "Initial Acquisition Financings."

          On April 13, 2005, a wholly owned subsidiary of Texas Genco LLC merged with and into Texas Genco Holdings, Inc. As a result of this merger, which we refer to as the "Nuclear Acquisition," Texas Genco Holdings, Inc. became a wholly owned subsidiary of Texas Genco LLC and Texas Genco LLC thereby indirectly acquired Texas Genco Holdings, Inc.'s assets and liabilities, including its 30.8% undivided interest in STP. We paid an affiliate of CenterPoint Energy, Inc. aggregate consideration of $700.0 million in cash in connection with the Nuclear Acquisition. We financed the Nuclear Acquisition with $475.0 million of borrowings under the term loan portion of our senior secured credit facilities, approximately $99.5 million of revolver borrowings, an additional cash equity investment of $117.8 million by the Investors and the Management Members and the balance from cash on hand. We refer to these borrowings as the "Nuclear Acquisition Financing" and refer to the Initial Acquisition Financings and the Nuclear Acquisition Financing, together, as the "Formation Financings." In addition, because Texas Genco Holdings, Inc. had approximately $75.0 million of bank debt outstanding which became due at the closing of the Nuclear Acquisition, we also paid approximately $75.0 million from our cash on hand in order to discharge such debt.

          The Initial Acquisition and the Nuclear Acquisition have been accounted for as business combinations using the purchase method of accounting in accordance with the provisions of SFAS No. 141. The assets and liabilities acquired are reflected at estimated fair value. A final determination of the purchase accounting adjustments, including the allocation of the purchase price to the assets acquired and liabilities assumed based on their respective fair values, has not been made. Accordingly, the purchase accounting adjustments with respect to the Initial Acquisition made in connection with the development of the historical financial statements of Texas Genco LLC appearing elsewhere in this prospectus are preliminary. In addition, the purchase accounting adjustments with respect to the Nuclear Acquisition made in connection with the development of the following summary pro forma financial data are preliminary and have been made solely for purposes of developing such pro forma financial data. Final purchase accounting adjustments may cause future results of operations to differ from the pro forma financial data presented.

          On May 19, 2005, pursuant to the exercise of a right of first refusal by Texas Genco, LP based on a third party offer to AEP in early 2004, we acquired from AEP an additional 13.2% undivided interest, equivalent to 339 MW, in STP for approximately $174.2 million, less adjustments for working capital and other purchase price adjustments. As a result, we now own a 44.0% undivided interest, equivalent to 1,129 MW, in STP. Texas Genco, LP had deposited cash collateral to secure stand-by letters of credit posted in favor of AEP to secure the obligation to pay AEP for the ROFR. The purchase price for the ROFR was funded from that deposited cash, and on May 19, 2005, excess cash in the amount of approximately $28.9 million securing the stand-by letters of credit was released to us. The assets and liabilities acquired in connection with the ROFR represent the adjustments necessary to reflect the fair value of the net assets acquired.

          The unaudited pro forma financial data are for informational purposes only and should not be considered indicative of actual results that would have been achieved had these events actually been consummated on the dates indicated and do not purport to indicate results of operations as of any future date or for any future period.

          You should read our unaudited pro forma financial statements and the accompanying notes in conjunction with the historical financial statements and the notes to those statements appearing elsewhere in this prospectus and the other information contained in "The Formation Transactions," "Reorganization and Holding Company Structure" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Unaudited Pro Forma Balance Sheet

As of March 31, 2005

	Texas Genco LLC	Texas Genco Holdings, Inc.	Eliminations and Adjustments for the Nuclear Acquisition		Adjustments for the ROFR		Eliminations and Adjustments for the Reorganization and the Offering		Pro Forma Texas Genco Inc. (including ROFR)
	(in thousands)
ASSETS
Current Assets:
Cash and cash equivalents	$130,499	$12,650	$(90,300	)(1)	$28,921	(2)	$(30,000	)(3)	$51,770
Accounts receivable	71,528	72,483	(71,618	)(4)	19				72,412
Inventory	119,465	26,712	—		11,985				158,162
Assets held for sale	67,300	—	—		—				67,300
Prepaid and other current assets	11,446	29,984	—		(16,025	)(5)			25,405

Total current assets	400,238	141,829	(161,918)		24,900		(30,000)		375,049
Property, plant, and equipment	2,476,442	3,080,411	(2,192,693	)(6)	163,456				3,527,616
Accumulated depreciation	(47,444)	(2,605,515)	2,605,515	(7)	—				(47,444)

Total property, plant and equipment	2,428,998	474,896	412,822		163,456				3,480,172
Other Assets:
Goodwill	850,393	—	—		—				850,393
Intangibles, net	780,294	—	—		—				780,294
Other non-current assets	121,118	393,182	416	(8)	(99,202	)(9)			415,514

Total other assets	1,751,805	393,182	416		(99,202)				2,046,201

Total Assets	$4,581,041	$1,009,907	$251,320		$89,154		$(30,000)		$5,901,422

LIABILITIES AND MEMBERS' EQUITY
Current Liabilities:
Accounts payable	$73,274	$23,783	$(13,395	)(10)	$6,386				$90,048
Accrued interest and taxes	42,712	2,329	—		—				45,041
Current portion of long-term debt	13,227	75,000	(75,000	)(11)	—				13,227
Deferred revenue	63,134	—	—		—				63,134
Contractual obligations — power and coal	280,856	—	—		—				280,856
Other current liabilities	46,768	9,728	(1)		931				57,426

Total current liabilities	519,971	110,840	(88,396)		7,317				549,732
Long-Term Debt, net of current portion	2,263,655	—	574,504	(12)	—				2,838,159
Other Liabilities:
Contractual obligations — power and coal	805,405	—	—		—				805,405
Benefit obligations	185,018	—	—		—				185,018
Other	38,818	432,313	114,207	(13)	81,837				667,175

Total other liabilities	1,029,241	432,313	114,207		81,837				1,657,598
Minority interest	—	—	—		—			(14)

Members' Equity	768,174	—	117,759	(15)	—		(885,933	)(3)(16)	—

Stockholders' Equity:	—	466,754	(466,754	)(17)	—		855,933	(16)	855,933

Total liabilities, minority interest and stockholders' equity	$4,581,041	$1,009,907	$251,320		$89,154		$(30,000)		$5,901,422

See Notes to Unaudited Pro Forma Information

Unaudited Pro Forma Statement of Operations

For the Year Ended December 31, 2004

	Texas Genco LLC	Texas Genco Holdings, Inc.	Eliminations and Adjustments for the Formation Transactions (excluding ROFR)		Eliminations and Adjustments for the Reorganization and the Offering			Pro Forma Texas Genco Inc. (excluding ROFR)
	(in thousands)
Revenues	$95,847	$2,053,955	$184,081	(18)(19)					$2,333,883	(20)
Operating Expenses:
Fuel and purchased power expense	45,307	1,021,515	(66,640	)(19)(21)					1,000,182	(20)
Operation and maintenance	24,355	414,878	10,000	(22)		(10,000	)(23)		439,233	(20)
Depreciation & amortization	12,607	88,928	230,977	(24)					332,512	(20)
Write-down of assets		763,000	(763,000	)(25)
Taxes other than income taxes	(164)	40,494							40,330	(20)

Total operating expenses	82,105	2,328,815	(588,663)			(10,000)			1,812,257	(20)
Operating Income (Loss)	13,742	(274,860)	772,744			10,000			521,626	(20)
Other income/(expense)	265	5,389	—						5,654	(20)
Interest and related expenses	(34,140)	(126)	(136,813	)(26)					(171,079)

Income before taxes	(20,133)	(269,597)	635,931			10,000			356,201
Taxes	—	170,479	(204,155	)(27)			(28)

Income before minority interest	(20,133)	(99,118)	431,776
Minority interest							(29)
Net Income (Loss)	$(20,133)	$(99,118)	$431,776		$			$

Pro forma basic and diluted earnings per share										(30)

See Notes to Unaudited Pro Forma Information

Unaudited Pro Forma Statement of Operations

For the Three Months Ended March 31, 2005

	Texas Genco LLC	Texas Genco Holdings, Inc.	Eliminations and Adjustments for the Formation Transactions (excluding ROFR)		Eliminations and Adjustments for the Reorganization and the Offering			Pro Forma Texas Genco Inc. (excluding ROFR)
	(in thousands)
Revenues	$503,138	$57,016	$(57,296	)(31)					$502,858	(20)
Operating Expenses:
Fuel and purchased power expense	228,761	5,201	(57,296	)(31)					176,666	(20)
Operation and maintenance	109,985	25,949	—			(2,500	)(32)		133,434	(20)
Depreciation & amortization	74,807	4,376	4,116	(33)					83,299	(20)
Write-down of assets	—	—	—
Taxes other than income taxes	9,121	2,884	—						12,005	(20)

Total operating expenses	422,674	38,410	(53,180)			(2,500)			405,404	(20)
Operating Income (Loss)	80,464	18,606	(4,116)			2,500			97,454	(20)
Other income/(expense)	1,492	1,080	—						2,572
Interest and related expenses	(39,547)	(747)	(1,357	)(34)					(41,651)

Income before taxes	42,409	18,939	(5,473)			2,500			58,375
Taxes	—	(5,703)	—				(35)

Income before minority interest	42,409	13,236	(5,473)
Minority interest	—	—	—				(36)

Net Income (Loss)	$42,409	$13,236	$(5,473)		$			$

Pro forma basic and diluted earnings per share										(37)

See Notes to Unaudited Pro Forma Information

Unaudited Pro Forma Statement of Operations

For the Twelve Months Ended March 31, 2005

	Texas Genco LLC	Texas Genco Holdings, Inc.	Eliminations and Adjustments for the Formation Transactions (excluding ROFR)		Eliminations and Adjustments for the Reorganization and the Offering			Pro Forma Texas Genco Inc. (excluding ROFR)
	(in thousands)
Revenues	$598,985	$1,671,842	$60,991	(38)(39)				$2,331,818	(20)
Operating Expenses:
Fuel and purchased power expense	274,068	832,131	(109,724	)(39)(40)				996,475	(20)
Operation and maintenance	134,340	339,500	7,500	(41)		(10,000	)(42)	471,340	(20)
Depreciation & amortization	87,414	52,935	192,163	(43)				332,512	(20)
Write-down of assets	—	763,000	(763,000	)(44)				—
Taxes other than income taxes	8,957	31,122	—					40,079	(20)

Total operating expenses	504,779	2,018,688	(673,061)			(10,000)		1,840,406	(20)

Operating Income (Loss)	94,206	(346,846)	734,052			10,000		491,412	(20)
Other income/(expense)	1,757	6,081	—					7,838	(20)
Interest and related expenses	(73,687)	(847)	(95,280	)(45)				(169,814)

Income before taxes	22,276	(341,612)	638,772			10,000		329,436
Taxes	—	194,838	(226,065	)(46)			(47)

Income before minority interest	22,276	(146,774)	412,707
Minority interest							(48)
Net Income (Loss)	$22,276	$(146,774)	$412,707		$

Pro forma basic and diluted earnings per share									(49)

See Notes to Unaudited Pro Forma Information

Notes to Unaudited Pro Forma Information

A.    Basis of Presentation

          The unaudited pro forma financial data do not give any effect to any restructuring costs, potential cost savings, or other operating efficiencies that are expected to result from the acquisitions. The unaudited pro forma financial data are based on certain assumptions and should not be considered indicative of actual results that would have been achieved had these events actually been consummated on the dates indicated and do not purport to indicate results of operations as of any future date or for any future period. Moreover, the unaudited pro forma financial data does not project Texas Genco Inc.'s financial position or results of operations for any future period.

          The purchase accounting adjustments with respect to the Initial Acquisition made in connection with the development of the historical financial statements of Texas Genco LLC appearing elsewhere in this prospectus are preliminary. In addition, the purchase accounting adjustments with respect to the Nuclear Acquisition made in connection with the development of the following summary pro forma financial data are preliminary and have been made solely for purposes of developing such pro forma financial data. We have engaged an appraisal firm to perform asset appraisals in order to assist us with a definitive allocation of the purchase price. Final purchase accounting adjustments may cause future results of operations to differ from the pro forma financial data presented.

          The purchase price for the Initial Acquisition was $2,854.7 million which includes $2,813.0 million cash paid to Texas Genco Holdings, Inc. and $41.7 million of acquisition costs. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the acquisition date (in millions):

Current assets	$367.5
Goodwill	820.1
Property, plant and equipment	2,441.0
Other intangibles	820.3
Other non-current assets	8.4

Total assets acquired	$4,457.3

Current liabilities	(269.3)
Benefit obligations	(145.4)
Contractual obligations—Coal purchase contracts	(296.0)
Contractual obligations—Power sales contracts	(880.0)
Other non-current liabilities	(11.9)

Total liabilities assumed	(1,602.6)

Net assets acquired	$2,854.7

          The purchase price for the Nuclear Acquisition, which was negotiated in connection with the Initial Acquisition, was $707.6 million, which includes $700.0 million cash paid to Texas Genco Holdings, Inc. and approximately $7.6 million of acquisition costs. The following table sets forth the calculation and adjustments made in connection with the preliminary allocation of the purchase price with respect to the Nuclear Acquisition (in millions):

Current assets	$44.7
Property, plant and equipment	773.5
Nuclear decommissioning trust	217.3
Other non-current assets	2.1
Restricted investments	199.7

Total assets acquired	$1,237.3

Current liabilities	(22.4)
Debt assumed	(75.0)
Nuclear decommissioning reserve	(301.1)
Other non-current liabilities	(131.2)

Total liabilities assumed	(529.7)

Net assets acquired	$707.6

          The purchase price for the consummation of the ROFR, which was negotiated by Texas Genco Holdings, Inc. with AEP based on a third party offer to AEP made in early 2004, was $174.2 million. The following table sets forth the estimated fair values of the assets acquired and liabilities assumed in connection with the consummation of the ROFR (in millions):

Current assets	$24.9
Property, plant and equipment	163.4
Other intangibles	0.1
Nuclear decommissioning trust	74.7
Other non-current assets	0.3

Total assets acquired	$263.4

Nuclear decommissioning reserve	(74.7)
Other liabilities	(14.5)

Net assets acquired	$174.2

B.    Pro Forma Adjustments

Unaudited Pro Forma Balance Sheet as of March 31, 2005:

  (1)
  Reflects the cash used to retire $75.0 million of indebtedness associated with Texas Genco Holdings, Inc. and $15.3 million of cash utilized in the acquisition.

  (2)
  Reflects restricted cash on the books of Texas Genco Holdings, Inc. that was released at the consummation of the ROFR.

  (3)
  Reflects a one-time cash payment and a corresponding reduction in retained earnings of $30.0 million related to the termination, in connection with the offering of Class A common stock, of the annual monitoring fees paid to the Investors. This one-time payment is a return of capital, and as a result, has not been included as a charge in the pro forma statements of operations contained herein and will not be a component of income in any future period.

  (4)
  Reflects the elimination of $13.4 million of trade accounts receivable of Texas Genco Holdings, Inc. from Texas Genco LLC as of March 31, 2005 and the elimination of a $58.2 million receivable balance not assumed in the closing.

  (5)
  Reflects $16.9 million of restricted cash on the books of Texas Genco Holdings, Inc. that was released at the consummation of the ROFR and other current assets acquired of $0.9 million.

  (6)
  Reflects adjustments to property, plant and equipment of $(2,192.7) million based on a preliminary third party appraisal valuation obtained in connection with the preliminary allocation of purchase price related to the Nuclear Acquisition. Property, plant and equipment acquired is assumed to have an economic life of 25 years.

  (7)
  Reflects the elimination of the accumulated depreciation of Texas Genco Holdings, Inc. related to the Nuclear Acquisition as of March 31, 2005.

  (8)
  Reflects adjustments to other non-current assets of $0.4 million, including the nuclear decommissioning trust, based on a preliminary third party appraisal valuation obtained in connection with the preliminary allocation of purchase price related to the Nuclear Acquisition.

  (9)
  The reduction reflects $162.2 million of restricted cash on the books of Texas Genco Holdings, Inc. that was used in the purchase of the ROFR. The remaining $12.0 million of restricted investment was reclassified to cash. The ROFR also included the acquisition of an additional $75.0 million of nuclear decommissioning trust assets.

  (10)
  Reflects the elimination of $13.4 million of accounts payable of Texas Genco LLC to Texas Genco Holdings, Inc. as of March 31, 2005.

  (11)
  Reflects $75.0 million in debt which was assumed and repaid on the closing of the Nuclear Acquisition.

  (12)
  Reflects the increase in long-term debt incurred by Texas Genco LLC to fund the Nuclear Acquisition in the amount of $574.5 million, comprised of $475.0 million of borrowings under our term loan facility and $99.5 million of borrowings under our revolving credit facility.

  (13)
  Reflects the increase in deferred tax liability related to the step up in asset valuation from the acquisition of Texas Genco Holdings, Inc.

  (14)
  Reflects an adjustment to record the             % minority interest ownership of the Investors and the Management Members in Texas Genco Holdings LLC, assuming              shares of Class A common stock are issued in connection with this offering.

  Upon receipt of the net proceeds from the offering, Texas Genco Inc. will contribute such proceeds to Texas Genco Holdings LLC in exchange for             membership units (or    %) of Texas Genco Holdings LLC.

  As the sole managing member of Texas Genco Holdings LLC, Texas Genco Inc. will operate and control all of the business and affairs of Texas Genco Holdings LLC and, through Texas Genco Holdings LLC and its subsidiaries, continue to conduct the business now conducted by these subsidiaries. Texas Genco Inc. will consolidate the financial results of Texas Genco Holdings LLC and its subsidiaries and the ownership interest of the Investors and the Management Members in Texas Genco Holdings LLC will be reflected as a minority interest in Texas Genco Inc.'s consolidated balance sheet and statement of operations.

  Membership units of Texas Genco Holdings LLC are exchangeable into shares of Class A common stock of Texas Genco Inc. on a one-for-one basis.

  (15)
  Reflects the additional members' capital contributions of $117.8 million resulting from the acquisition of Texas Genco Holdings, Inc.

  (16)
  Reflects the reorganization of the company into a corporate structure.

  (17)
  Reflects the elimination of the stockholders' equity of Texas Genco Holdings, Inc.

Unaudited Pro Forma Statement of Operations For the Year Ended December 31, 2004:

  (18)
  Reflects the estimated amortization of the liability related to below-market power sales contracts resulting from the Initial Acquisition for the year ended December 31, 2004 of $207.6 million, less $12.3 million amortized by Texas Genco LLC in its historical financial statements.

  (19)
  Reflects the elimination of Texas Genco Holdings, Inc. revenues for sales to Texas Genco LLC of $11.3 million.

  (20)
  The unaudited pro forma combined statements of income do not give effect to the acquisition of the ROFR, as this transaction represents an asset acquisition. The following table provides additional pro forma disclosure with respect to operating income as if the ROFR was consummated as of the beginning of each period presented therein. The additional revenue per megawatt hour for revenue generated through the sale of additional capacity acquired through the ROFR was calculated using the average price received by Texas Genco Holdings, Inc. on its historical 30.8% ownership interest in STP during the respective periods presented. Additional operating expense reflects our revised pro rata share of STP's operating expenses subsequent to consummation of the ROFR.

	For the year ended December 31, 2004	For the three months ended March 31, 2005	For the twelve months ended March 31, 2005
	(in millions)
Revenues(a)	$2,437	527	$2,434
Fuel and purchase power expense(b)	1,012	179	1,008
Operations and maintenance	472	144	507
Depreciation and amortization	339	85	339
Taxes other than income taxes	45	13	45

Total operating expenses	1,868	421	1,899
Operating income	$569	$106	$535
Other income	6	3	9

    (a)
    The amortization of the liability related to below-market power sales contracts and the effect of other non-trading derivatives increased revenues by $207.6 million, $62.9 million and $204.7 million for the year ended December 31, 2004, the three months ended March 31, 2005, and the twelve months ended March 31, 2005, respectively.

    (b)
    Includes (i) $35.1 million, $5.6 million and $31.7 million of fuel-related depreciation and amortization; (ii) $56.9 million, $13.1 million and $55.8 million of amortization of the liability related to above-market coal purchase contracts for the year ended December 31, 2004, the three months ended March 31, 2005, and the twelve months ended March 31, 2005, respectively.

  (21)
  Reflects the estimated amortization of the liability related to above-market coal purchase contracts recorded in connection with the Initial Acquisition for the year ended December 31, 2004 of $56.9 million, less the amount actually amortized by Texas Genco LLC for the year ended December 31, 2004 of $1.5 million.

  (22)
  Reflects $10.0 million of annual monitoring fees payable to the Investors.

  (23)
  Reflects the termination of the $10.0 million annual monitoring fees paid to the Investors in connection with the offering of the Class A common stock.

  (24)
  Reflects additional depreciation expense of $103.6 million for stepped-up basis of all depreciable assets acquired from Texas Genco Holdings, Inc., and an adjustment of $127.4 million for amortization of intangible assets established in the acquisition from Texas Genco Holdings, Inc.

  (25)
  Eliminates the asset impairment of $763 million ($426 million net of tax) recorded by Texas Genco Holdings, Inc. in connection with the Initial Acquisition. Texas Genco Holdings, Inc. ceased depreciation on its coal, lignite and natural gas-fired generation plants at the time these assets were considered "held for sale."

  (26)
  Interest expense was adjusted by $136.8 million (pro forma interest for the year ended December 31, 2004 of $171.1 million less $34.3 million recorded for the year ended December 31, 2004) to reflect additional indebtedness related to the Initial Acquisition and the additional indebtedness related to the Nuclear Acquisition, including deferred finance cost and commitment fees, net of actual interest income earned for the year ended December 31, 2004 on the $191.2 million of restricted cash related to the ROFR.

  (27)
  Reflects an adjustment to taxes of $(204.2) million to eliminate income tax expense related to the Non-Nuclear Assets. Texas Genco LLC is a limited liability company that is treated as a partnership for federal income tax purposes.

  (28)
  Reflects an adjustment of $             million for the year ended December 31, 2004 for an estimated income tax provision as if we had been subject to taxes as a corporation at a pro forma tax rate of       %.

  (29)
  Reflects an adjustment to record the       % minority interest ownership of the Investors and the Management Members in Texas Genco Holdings LLC, assuming              shares of Class A common stock are issued in connection with this offering. Membership units of Texas Genco Holdings LLC are exchangeable into shares of Class A common stock of Texas Genco Inc. on a one-for-one basis.

  (30)
  Earnings per share are calculated by dividing net earnings by the weighted average shares outstanding. Unaudited pro forma basic and diluted earnings per share have been calculated in accordance with the SEC rules for initial public offerings. Pro forma weighted average shares for purposes of the unaudited pro forma basic net income (loss) per share calculation is based on                  shares outstanding as of December 31, 2004 and has been adjusted to reflect (1) the Reorganization, assuming that all of the holders of membership units in Texas Genco Holdings LLC (other than Texas Genco Inc.) exchanged their units for newly-issued shares of our Class A common stock on a one-for-one basis and including             shares of Class A common stock offered hereby, and (2) the distribution of                          membership units of Texas Genco Holdings LLC to the Investors and the Management Members that will be made shortly after the expiration of the underwriters' option to purchase additional shares assuming no exercise of that option.

Unaudited Pro Forma Statement of Operations For the Three Months Ended March 31, 2005:

  (31)
  Reflects the elimination of $57.3 million in revenues for sales from Texas Genco Holdings, Inc. to Texas Genco LLC.

  (32)
  Reflects the termination of $2.5 million in monitoring fees paid to the Investors during the three months ended March 31, 2005 and eliminated in connection with the offering of the Class A common stock.

  (33)
  Reflects the change in depreciation expense for the three months ended March 31, 2005 of $4.1 million to reflect preliminary estimate of the Nuclear Acquisition purchase price allocation to depreciable assets.

  (34)
  Interest expense was adjusted by $1.4 million to reflect the additional indebtedness related to the Nuclear Acquisition.

  (35)
  Reflects an adjustment of $             million for the three months ended March 31, 2005 for an estimated income tax provision as if we had been subject to taxes as a corporation at a pro forma tax rate of       %.

  (36)
  Reflects an adjustment to record the         % minority interest ownership of the Investors and the Management Members in Texas Genco Holdings LLC, assuming               shares of Class A common stock are issued in connection with this offering. Membership units of Texas Genco Holdings LLC are exchangeable into shares of Class A common stock of Texas Genco Inc. on a one-for-one basis.

  (37)
  Earnings per share are calculated by dividing net earnings by the weighted average shares outstanding. Unaudited pro forma basic and diluted earnings per share have been calculated in accordance with the SEC rules for initial public offerings. Pro forma weighted average shares for purposes of the unaudited pro forma basic net income (loss) per share calculation is based on                  shares outstanding as of March 31, 2005 and has been adjusted to reflect (1) the Reorganization, assuming that all of the holders of membership units in Texas Genco Holdings LLC (other than Texas Genco Inc.) exchanged their units for newly-issued shares of our Class A common stock on a one-for-one basis and including             shares of Class A common stock offered hereby, and (2) the distribution of                  membership units of Texas Genco Holdings LLC to the Investors and the Management Members that will be made shortly after the expiration of the underwriters' option to purchase additional shares assuming no exercise of that option.

Unaudited Pro Forma Statement of Operations For the Twelve Months Ended March 31, 2005:

  (38)
  Reflects the estimated amortization of the liability related to below-market power sales contracts resulting from the Initial Acquisition for the twelve months ended March 31, 2005 of $204.7 million, less $75.2 million amortized by Texas Genco LLC in its historical financial statements.

  (39)
  Reflects the elimination of $68.5 million in revenues from sales by Texas Genco Holdings, Inc. to Texas Genco LLC for the twelve months ended March 31, 2005.

  (40)
  Reflects the estimated amortization of the liability related to above-market coal purchase contracts resulting from the Initial Acquisition for the twelve months ended March 31, 2005 of $55.8 million, less $14.6 million amortized by Texas Genco LLC in its historical financial statements.

  (41)
  Reflects $10.0 million of annual monitoring fees payable to the Investors, less $2.5 million paid recorded in Texas Genco LLC's historical financial statements.

  (42)
  Reflects the termination of the $10.0 million annual monitoring fees paid to the Investors in connection with the offering of the Class A common stock.

  (43)
  Reflects additional depreciation expense of $64.8 million for stepped-up basis of all depreciable assets acquired from Texas Genco Holdings, Inc., plus $127.4 million for amortization of intangible assets established in the acquisition from Texas Genco Holdings, Inc.

  (44)
  Eliminates the impairment of assets charge recorded by Texas Genco Holdings, Inc. of $763 million ($426 million net of tax) to reflect the net realizable value for the assets to be sold in the Initial Acquisition. Texas Genco Holdings, Inc. ceased depreciation on its coal, lignite and natural gas-fired generation plants at the time these assets were considered "held for sale."

  (45)
  Interest expense was adjusted by $95.3 million, which reflects the $169.8 million of pro forma interest for the 12 months ended March 31, 2005, less the interest of $74.5 million recorded in our historical financial statements, net of interest income on the $191.2 million of restricted cash related to the ROFR.

  (46)
  Reflects an adjustment to taxes of $204.2 million to eliminate income tax expense related to the Non-Nuclear Assets, and the reversal of first quarter 2004 adjustment to tax expense of $21.9 million. Texas Genco LLC is a limited liability company that is treated as a partnership for federal income tax purposes.

  (47)
  Reflects an adjustment of $             million for the twelve months ended March 31, 2005 for an estimated income tax provision as if we had been subject to taxes as a corporation at a pro forma tax rate of         %.

  (48)
  Reflects an adjustment to record the         % minority interest ownership of the Investors and the Management Members in Texas Genco Holdings LLC, assuming               shares of Class A common stock are issued in connection with this offering. Membership units of Texas Genco Holdings LLC are exchangeable into shares of Class A common stock of Texas Genco Inc. on a one-for-one basis.

  (49)
  Earnings per share are calculated by dividing net earnings by the weighted average shares outstanding. Unaudited pro forma basic and diluted earnings per share have been calculated in accordance with the SEC rules for initial public offerings. Pro forma weighted average shares for purposes of the unaudited pro forma basic net income (loss) per share calculation is based on                  shares outstanding as of March 31, 2005 and has been adjusted to reflect (1) the Reorganization, assuming that all of the holders of membership units in Texas Genco Holdings LLC (other than Texas Genco Inc.) exchanged their units for newly-issued shares of our Class A common stock on a one-for-one basis and including             shares of Class A common stock offered hereby and (2) the distribution of                  membership units of Texas Genco Holdings LLC to the Investors and the Management Members that will be made shortly after the expiration of the underwriters' option to purchase additional shares assuming no exercise of that option.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

          The following discussion of our financial condition and results of operations should be read in conjunction with the historical financial statements and related notes to those financial statements included elsewhere in this prospectus. Part I discusses the financial condition and results of operations for Texas Genco LLC and Part II discusses the financial condition and results of operations for Texas Genco Holdings, Inc., Texas Genco LLC's predecessor for financial reporting purposes.

Overview

          We are a wholesale electric power generation company engaged in the ownership and operation of a diverse portfolio of power plants in the state of Texas. According to ERCOT, the independent system operator for the electric market that services 85% of the electric demand in Texas, we are the second-largest generation company within the ERCOT market and the largest owner of power plants in the Houston zone of that market based on owned MW. We sell power and related products to wholesale purchasers, such as retail power providers, power trading organizations, municipal utilities, electric power co-operatives and other power generation companies.

          We currently own 48 operating generation units at nine power generation plants, including an undivided 44.0% interest in two nuclear generation units at STP. As of June 30, 2005, the aggregate net generation capacity of our portfolio of operating assets was 10,941 MW, of which 5,222 MW represented the low marginal cost generation capacity of our solid-fuel baseload plants. As a wholesale generator, our principal business is selling electric wholesale power produced by our power plants and measured in megawatt hours, to wholesale purchasers such as retail electric providers, power trading organizations, municipal utilities, electric power co-operatives and other power generation companies. We primarily achieve this by selling forward under fixed price power contracts with our customers. Our forward power sales agreements result from either bilateral negotiation or capacity auctions we conduct. While the terminology and payment mechanics vary in these contracts, the power sales arrangements require us to deliver MWh of power and/or provide ancillary services to our counterparties at prearranged prices.

          Unlike power pools with independent operators in other regions of the country, the ERCOT market is not a centrally dispatched power pool. Wholesale power generators sell to buyers primarily through long-term and short-term bilateral agreements and capacity auctions. Energy not sold forward may be sold into the ERCOT balancing market on a real time basis to the extent ERCOT requires additional energy to meet load demand. The ERCOT market has only limited interconnections with other power markets in the United States and competition in the ERCOT market is affected by, among other factors, the amount of generation and transmission capacity in the market. Under the Texas Electric Restructuring Law, we are not subject to traditional cost-based regulation and therefore sell electric generation capacity, power and ancillary services to wholesale purchasers at prices determined by the market. As a result, we are not guaranteed any rate of return on our capital investments through mandated rates, and our operations are impacted by changes in wholesale power prices and by changes in the prices of other commodities — in particular, natural gas prices. Due to the relatively small proportion in the ERCOT market of lower marginal cost generation capacity such as coal, lignite and nuclear plants (approximately 20,000 MW or 24% of the ERCOT market's net generation capacity), natural-gas fired plants set the market price of wholesale power more than 90% of the time. This means that power prices in the ERCOT market are highly correlated with natural gas prices.

          Our primary expenses are energy costs, which consist primarily of fuel costs associated with consuming coal, lignite, natural gas and uranium to generate electricity, operation and maintenance costs, property taxes and our incidental power purchases from the wholesale marketplace to cover our obligations to customers.

Industry Trends

          The wholesale electric power generation industry experienced a prolonged slump beginning in 2001 from which it has begun to emerge. For the past few years, the industry has experienced a number of challenges, including excess supply and decreased demand for electricity, the pace of economic recovery, industry consolidation and regulatory and legal uncertainties. We and others in the industry have experienced significant price volatility in the past several years. Wholesale power prices were relatively soft for much of 2002 and 2003 due to excess energy supply and slower electric energy demand growth nationwide due to mild weather over vast sections of the U.S. combined with slower regional economic growth. Wholesale power prices have been significantly higher in 2004 and 2005 to date due to higher priced natural gas and increased regional economic growth. This situation could change abruptly with decreases in industrial demand or a resurgence of colder-than-normal weather during the summer season.

          A surge in investment in gas-fired power generation facilities occurred in the early 2000s. Most of the recent increase in power generation capacity has been gas-fired, which exposes those generation companies' financial performance to greater risk due to fuel price volatility. Some of that investment led to an overabundance of generating capacity in certain regions of the country. In some instances, plants became financially distressed and several companies sold their plants and exited the sector. We expect that the power industry will continue to see corporate restructuring, debt restructuring, and consolidation over the coming years.

          In addition, in recent years, state and federal regulators have been evaluating the results of energy deregulation efforts of the 1990s. These efforts were intended to encourage competition, introduce consumer choice and attract additional investment in energy resources. In many states, electric utilities were required to disaggregate traditional functions of generation, transmission, distribution and marketing of electricity in an effort to open markets to competition. Due to a number of causes, energy consumers have been exposed to significant price increases and deterioration in service in recent years, and many state regulators are now seeking new policy directions to assure greater reliability and end-user value in the future. We feel that the threat to our performance by regulatory intervention in Texas is low, but we actively participate in both the regulatory and legislative arenas.

Factors Affecting Our Results

          Our earnings and cash flows may be significantly affected by: (1) market prices for power and market prices for and availability of fuel, (2) changes in our cost structure, including costs associated with operation, maintenance and repair of plants and facilities, labor and public company costs, (3) operating performance of our facilities below expected levels of output or efficiency, (4) the credit quality of the counterparties to our forward power sales, and (5) demand for power as affected by weather conditions and economic growth. See "Risk Factors—Risks Related to Our Business."

          In response to our exposure to fluctuations in the market prices of power and fuel, we have implemented a risk management strategy whereby we target selling forward on a firm basis up to 80% of available baseload capacity for at least a rolling three-year period depending on market conditions and our credit capacity. In addition, we have coordinated our forward sales of power and natural gas swap agreements with our forward purchases of solid fuel and fuel transportation for comparable time periods and quantities to the extent practicable. Through these contractual agreements, we have reduced our commercial risk and increased the predictability of our cash flows.

          In addition, we have implemented initiatives designed to reduce our costs and improve our operating performance. For example, we have decentralized and streamlined our business processes and operations, including by adopting a workforce optimization plan that has to date, resulted in 412 employees accepting early retirement and 49 employees resigning or being severed as of June 30, 2005 while minimizing disruption to our operations. In addition, we have optimized our asset base by suspending operation of units that are uneconomic. See "—Part I—Texas Genco LLC—Liquidity and Capital Resources—Texas Genco LLC—Workforce Optimization Plans" and "—Plant Decommissioning Application."

          Our business results are dependent on the ability of our solid-fuel baseload plants to produce the amount of power we plan to sell. The relative operating performance of these units has been very strong. The availability of our solid-fuel baseload plants exceeded industry averages and the South Texas Project nuclear facility has operated above 99% availability for the year ended December 31, 2004. However, given our high percentage of forward sales, lower than expected operational performance could negatively impact our financial performance, not only by reducing revenues, but also, in an extreme case, by requiring us to generate power from our less efficient gas-fired plants, obtain power from a third-party source at a higher cost than our cost of generation to satisfy our obligations or pay to our customers the difference between the higher market price at the delivery point and the contract price.

          Our risk management policies are designed to mitigate the impact on our financial performance in the event we experience a significant operational issue. First, we target selling forward on a firm basis up to 80% of available baseload capacity as described above. The remaining approximately 20% provides substantial reserve generation capacity in the case of an unforeseen failure at any one of our eight baseload units. Second, we operate significant gas generation capacity, a portion of which is reserved as backup for the baseload fleet in the very unlikely event that two baseload units would have significant and simultaneous reliability issues. Third, we maintain power cost replacement coverage which is designed to minimize our financial exposure in the event of a long-term unforeseen outage at one of our baseload units resulting from damage to the unit.

          Given our Forward Sales Obligations, we are subject to credit risk from our customers—should a customer enter bankruptcy, it would have the effect of re-exposing our production to the then current market pricing. However, we believe we are well protected from credit risks because approximately 80% of our forward sales are with investment grade rated counterparties. Additionally, we have very limited credit exposure to our counterparties given we have been selling energy forward in a rising market. Market prices would have to move dramatically down before we would have any real exposure.

Recent Developments

          On April 13, 2005, we consummated the Nuclear Acquisition, which we financed with $475.0 million of borrowings under the term loan portion of our senior secured credit facilities, approximately $99.5 million of revolver borrowings, an additional cash equity investment of $117.8 million by the Investors and the Management Members and the balance from cash on hand. In addition, because Texas Genco Holdings, Inc. had approximately $75.0 million of bank debt outstanding which became due at the closing of the Nuclear Acquisition, we also paid approximately $75.0 million from our cash on hand in order to discharge such debt.

          On May 19, 2005, we consummated the ROFR pursuant to which we acquired an additional 13.2% undivided interest, equivalent to 339 MW, in STP for approximately $174.2 million, less adjustments for working capital and other purchase price adjustments. As a result, we now own a 44.0% undivided interest, equivalent to 1,129 MW, in STP. Texas Genco, LP had deposited cash collateral to secure stand-by letters of credit posted in favor of AEP to secure the obligation to pay AEP for the ROFR. The purchase price for the ROFR was funded from that deposited cash, and on May 19, 2005, excess cash in the amount of approximately $28.9 million securing the stand-by letters of credit was released to us.

          On May 16, 2005, we entered into an agreement with TEPPCO Partners, L.P. for the sale of a 90-mile fuel oil pipeline system and 5.8 million barrels of storage capacity and certain oil inventory. The transaction closed on July 15, 2005 for a total purchase price of $70.6 million, subject to adjustment based on the final sales price of such oil inventory.

          On June 27, 2005, we entered into an agreement with Kinder Morgan Energy Partners, L.P. for the sale of our subsidiaries that own an option to purchase the North Dayton gas storage facility in Liberty County, Texas and associated equipment. The gas storage facility currently is owned by HNG Dayton Storage Company, with whom we have a long term storage agreement under which we are entitled to purchase North Dayton. On June 27, 2005, we entered into an agreement with HNG Dayton Storage Company providing for the exercise of our option to purchase the gas storage facility. Immediately prior to the closing, we will exercise our purchase option. The closings of the acquisition of the gas storage facility from HNG Dayton Storage Company and the sale to Kinder Morgan Energy Partners, L.P. will occur concurrently. At the closings, Kinder Morgan Energy Partners, L.P. will pay us cash of approximately $51 million. We have entered into a long-term storage capacity and transportation agreement with Kinder Morgan Energy Partners, L.P. The transaction is expected to close in the third quarter of 2005.

          We intend to either purchase or lease approximately 2,425 railcars over the next two years to replace our existing fleet of railcars. We have signed a non-binding letter of intent and are currently negotiating a definitive contract with the manufacturer to produce these railcars for delivery between March 2006 and March 2007. We expect the total cost will be approximately $150 million, and we are still evaluating whether to purchase or lease these railcars.

          On June 29, 2005, we announced that we would conduct an auction to sell our Deepwater, H.O. Clark, and Webster power plants and associated land. The auction is expected to conclude in the third quarter of 2005.

          We have continued to sell power forward on both a firm and non-firm basis from our solid-fuel baseload plants. These recent forward solid-fuel baseload sales were sold exclusively to investment grade counterparties and require limited collateral on our part. Through April 13, 2005, we purchased Texas Genco Holdings, Inc.'s share of energy generated by STP's output, pursuant to a contractual "back to back" arrangement. We also have entered into transactions to sell capacity from our natural gas-fired facilities for 2005. Under these transactions we will receive monthly capacity payments and, to the extent the counterparties actually schedule energy delivery, energy payments to compensate us for fuel expenses. We will continue to evaluate opportunities for Forward Sales Obligations, as well as corresponding fuel purchases and hedging transactions where we believe these transactions will allow us to realize attractive margins on the capacity of our units.

          The following table summarizes our Forward Sales Obligations transacted through June 30, 2005. Approximately 80% of our Forward Sales Obligations are with investment grade rated counterparties, and we expect this percentage to increase over time as current contracts with below investment grade rated counterparties are fulfilled.

	2005	2006	2007	2008	2009	Annual Average for 2005–2009	2010
Baseload Capacity (MW)(1)	5,222	5,327	5,359	5,359	5,359	5,325	5,359
Available Baseload Capacity (MW)(2)	4,791	4,943	5,146	5,107	5,090	5,015	5,090
Forward Firm Sales Obligations (MW)(3)	3,865	3,279	3,971	3,450	1,875	3,288	100
Forward Natural Gas Swap Agreements (MW)(4)	—	527	—	344	871	348	601
Forward Non-Firm Sales Obligations (MW)(5)	602	350	200	150	—	260	—
Total Baseload Sales (MW)	4,467	4,156	4,171	3,944	2,746	3896	701
Available Baseload Capacity Sold Forward-Firm(6)	81%	77%	77%	74%	54%	73%	14%
Available Baseload Capacity Sold Forward- Non-Firm(5)	13%	7%	4%	3%	—	5%	—
Total Available Baseload Capacity Sold Forward	93%	84%	81%	77%	54%	78%	14%
Weighted Average Forward Price ($ per MWh)(6)	43	44	38	40	46	42	49
Total Revenue Sold Forward ($ in millions)(3)(4)(6)	1,688	1,603	1,391	1,401	1,106	1,434	303

(1)
Baseload Capacity (MW) is the sum of the net generation capacity of our solid-fuel baseload plants and is based on tests performed by us and reported to the Electricity Reliability Council of Texas as of June 30, 2005 and includes the 44.0% undivided interest in South Texas Project Electric Generating Station we now own. Actual capacity can vary depending on factors including weather conditions, operational conditions and other factors. The Electricity Reliability Council of Texas requires periodic demonstration of capability, and the capacity of our generating units may vary individually and in the aggregate from time to time.

(2)
Available Baseload Capacity (MW) is the average capacity of our solid-fuel baseload plants adjusted for planned outages during the course of a year. It does not take into account possible unplanned outages and, for the period from January 1, 2005 through May 19, 2005, includes only a 30.8% undivided interest in South Texas Project Electric Generating Station.

(3)
All forward sales attributable to Texas Genco Holding, Inc.'s share of the output of STP were passed through to Texas Genco, LP prior and subsequent to the close of the Nuclear Acquisition.

(4)
The Forward Natural Gas Swap quantities reflected in equivalent MW are derived by dividing the quantity of MMBtu of natural gas hedged by the average market heat rate of the relevant Electricity Reliability Council of Texas zones as of June 30, 2005. Revenues sold forward include revenues associated with natural gas swap agreements which are estimated by multiplying the contracted fixed swap price we receive by the market heat rate of the relevant Electricity Reliability Council of Texas zones as of June 30, 2005. Under the terms of natural gas swap agreements, we receive (if the spot price of natural gas is less than the contracted fixed swap price) or pay (if the spot price of natural gas is more than the contracted fixed swap price) the difference between the cost of natural gas in the spot market and the contracted fixed swap price. Due to the high correlation between natural gas prices and power prices in the Electricity Reliability Council of Texas market, these arrangements are designed to hedge the amount of power sales revenue we will receive for the equivalent amount of capacity. Under these arrangements, assuming a constant market heat rate, as the price of natural gas rises, the amount we pay on the natural gas swap agreements is offset by an increase in the price we receive for power. Total revenue will be affected by any ineffectiveness recognized in connection with the natural gas swap agreements due to a change in the correlation between natural gas prices and electricity prices.

(5)
Forward Non-Firm Sales Obligations (MW) are sales for which we are not required to deliver electricity in the event of an outage at a baseload plant.

(6)
Includes amounts under fixed price power sales contracts and amounts financially hedged under natural gas swap agreements.

          As of June 30, 2005, we had purchased solid fuel forward under long-term contacts to provide for approximately 78% of our expected generation from our solid-fuel baseload plants from 2005 through 2009. These contracts have fixed base prices, which, in some cases, are adjusted from time to time by indices reflecting the producers' underlying costs, such as labor, material, power, taxes, royalties and capital costs.

Assumed Contracts

          We have allocated the purchase price of the Initial Acquisition based on the estimated fair values of the assets acquired and liabilities assumed. Some of these allocations are subject to refinement for changes in our preliminary assumptions and analyses. Included in this allocation is approximately $1,670.7 million for intangible assets, including $850.4 million in goodwill which is not subject to amortization. In addition, approximately $880.0 million of the purchase price of the Initial Acquisition was allocated to a liability for assumed below market forward contracts relating to power sales, and approximately $296.0 million was allocated to a liability for an assumed above market forward contract relating to coal purchases. Assumed below market forward power sales contracts and assumed above market coal purchase contracts were recorded at fair value. The liabilities recorded reflect the difference between the market value and contract value of the respective contracts on the date of the Initial Acquisition. The carrying value of the assumed contracts will not be subject to future changes in market value of power or coal, respectively. Market prices of power as of December 15, 2004 were above the contracted sale prices, which resulted in a liability being recorded. Market prices of coal as of December 15, 2004 were below the contracted purchase prices, which resulted in a liability being recorded. These liabilities are amortized over the term of the contracts as the fixed price forward power sales or coal purchases are realized. The amortization of these contractual obligations over the term during which we expect to fulfill our obligations, 2009 in the case of the power sales contracts and approximately 2010 in the case of the coal purchase contracts, increases revenue and decreases fuel expense, as applicable, based on the estimated realization of the fair value established on the acquisition date. The amortization of these assumed contracts increased revenue by approximately $12.3 million and decreased fuel expense by approximately $1.5 million in the period from inception through December 31, 2004 and increased revenue by approximately $62.9 million and decreased fuel expense by approximately $13.1 million for the three months ended March 31, 2005. The increased revenue and decreased expenses associated with this amortization have a positive effect on our EBITDA and operating income but do not result in any increase in our cash flows.

PART I — TEXAS GENCO LLC

Consolidated Results of Operations — Texas Genco LLC

          The following table sets forth the consolidated results of operations of Texas Genco LLC for the period from Inception to December 31, 2004 and the three months ended March 31, 2005. Texas Genco LLC did not exist prior to Inception, and, accordingly, no comparative data for prior periods has been presented in the table. The Initial Acquisition was consummated on December 15, 2004, and accordingly, our results of operations include revenues and related operating expenses from that date through December 31, 2004, as well as any start-up costs incurred prior to December 15, 2004.

	Period from Inception (July 19, 2004) to December 31, 2004	Three Months Ended March 31, 2005
	(in millions)
Revenues	$95.8	$503.1
Operating Expenses:
Fuel and purchased power expense	45.3	228.8
Operation and maintenance	24.1	110.0
Depreciation and amortization	12.6	74.8
Taxes other than income taxes	—	9.1

Total	82.0	422.7
Operating income	13.8	80.4

Interest and other income	0.2	1.5
Interest expense	(34.1)	(39.5)

Net income (loss)	$(20.1)	$42.4

Three Months Ended March 31, 2005

          Three Months Ended March 31, 2005.    For the three months ended March 31, 2005, we reported net income of $42.4 million, which reflects the impact of strong operating performance and the effects of two outages and various other factors related to our accounting for the purchase of Texas Genco II, LP in December 2004. Revenues were $503.1 million on 10,257,733 MWh sold, which included capacity revenues for solid-fuel baseload products, energy revenues and $62.9 million related to the amortization of our contractual obligation for assumed below market power contracts and forward contract values obtained in the Initial Acquisition. Revenues were reduced by $9.3 million due to the fair value change on a forward fixed price sales contract that was not designated as a normal sales transaction until March 10, 2005 and revenues were reduced by $3.3 million due to the reversal of prior year ineffectiveness recorded on cash flow hedges. Fuel and purchased power expenses were $228.8 million, which includes a reduction of $13.1 million related to the amortization of our above market coal purchase contracts obtained in the Initial Acquisition.

          Operations and maintenance expenses of $110.0 million were impacted by a net charge of $24.2 million related to the cost of our workforce reduction program and an aggregate $2.5 million in transaction and monitoring fees for the Members. Interest expense of $39.5 million reflects the combination of interest on our debt and $7.1 million in fees and amortization of deferred loan cost.

          Texas Genco LLC is a limited liability company that is treated as a partnership for federal income tax purposes and is, therefore, not itself subject to federal income taxation. Profits or losses are subject to taxation at the member interest level. Texas Genco Holdings, Inc., our subsidiary that holds our 44% undivided interest in STP, is a corporation that is subject to U.S. federal income taxation on its income. See also "— Liquidity and Capital Resources — Texas Genco LLC — Tax Distributions" below.

Period from Inception to December 31, 2004

          Period from Inception (July 19, 2004) to December 31, 2004.    In 2004, we reported a net loss of $20.1 million, which was primarily the result of fees and costs associated with entering into our long-term financing arrangements. Revenues of approximately $95.8 million consisted of capacity revenue for solid-fuel baseload products and energy revenues and reflected $12.3 million related to amortization of our contractual obligations for assumed out-of-the-money power contracts. Operation and maintenance expenses of approximately $24.1 million included costs associated with planned and unplanned unit outages as well as one-time costs associated with the Formation Transactions of $2.5 million and property taxes, pension and insurance expenses. Our operating income was $13.8 million in 2004. Interest expense incurred related to the Initial Acquisition was $34.1 million in 2004 and was primarily comprised of:

  •
  accrued interest expense on the senior notes of $3.7 million;

  •
  accrued interest expense on borrowings under the senior secured credit facilities of $2.4 million;

  •
  expenses of $26.3 million related to an expired and unused bridge loan;

  •
  commitment and fronting fees of $0.7 million on the senior secured credit facilities; and

  •
  amortization of deferred financing costs on the senior notes and senior secured credit facilities of $1.0 million.

          Texas Genco LLC is a limited liability company that is treated as a partnership for federal income tax purposes and is, therefore, not itself subject to U.S. federal income taxation. Profits or losses are subject to taxation at the member interest level. Texas Genco Holdings, Inc., our subsidiary that holds our 44.0% undivided interest in STP, is a corporation that is subject to U.S. federal income taxation on its income. See also "— Liquidity and Capital Resources — Texas Genco LLC — Tax Distributions" below.

Liquidity and Capital Resources — Texas Genco LLC

          Following is a discussion of liquidity and capital resources of Texas Genco LLC.

Historical Cash Flows

          The following table sets forth selected consolidated cash flows derived from the consolidated financial statements of Texas Genco LLC included herein, for the period from Inception to December 31, 2004 and for the period from Inception to December 31, 2004 and the three months ended March 31, 2005. Texas Genco LLC did not exist prior to Inception; therefore, no comparative data has been presented in the table. The net cash provided by (used in) our operating, investing and financing activities is as follows:

	Period from Inception (July 19, 2004) to December 31, 2004	Three Months Ended March 31, 2005
	(in millions)
Cash provided by (used in):
Operating activities	$36.0	$69.5
Investing activities	$(2,860.4)	$(23.5)
Financing activities	$2,910.3	$(1.5)

Cash Provided by Operating Activities

          Net cash provided by operating activities in the three month period ended March 31, 2005 was $69.5 million. Cash provided by operating activities primarily reflects the net income of $42.4 million, adjusted for the following non-cash items: $24.2 million for the accrued cost of he workforce reduction plan, $74.8 million for depreciation and amortization offset by $76.0 million for the amortization of the below market power sale and above market fuel purchase contracts for the three month period ended March 31, 2005.

          Net cash provided by operating activities in the period from Inception to December 31, 2004 was $36.0 million. Cash provided by operating activities primarily reflects the net loss for the period of $20.1 million, increased $56.1 million by the net change in assets and liabilities net of effects of the Initial Acquisition and other non-cash items during the period.

Cash Used in Investing Activities

          Net cash used in investing activities for the three months ended March 31, 2005 was $23.5 million. Cash used in investing activities primarily consists of additions to construction in progress and plant and equipment.

          Net cash used in investing activities in the period from Inception to December 31, 2004 was $2,860.4 million. Cash used in investing activities consists of the payment for the Initial Acquisition of $2,854.7 million and additions to construction in progress of $5.7 million.

Cash Provided by (Used in) Financing Activities

          Net cash used in financing activities for the three months ended March 31, 2005 was $1.5 million, which consisted of $1.7 million from member's contributions and the retirement of $3.2 million of long-term borrowings.

          Net cash provided by financing activities in the period from Inception to December 31, 2004 was $2,910.3 million. Cash provided by financing activities principally reflects the funding of the purchase price of the Initial Acquisition, which consisted of issuance of the senior notes in an aggregate principal amount of $1,125.0 million and long-term borrowings under the senior secured credit facilities of $1,150.0 million. The cash provided by financing activities was partially offset by financing costs associated with the senior notes issuance and long-term borrowings under the senior secured credit facilities of $144.8 million. In addition, members contributed $780.1 million to Texas Genco LLC during the period, net of transaction costs of $0.5 million.

Future Sources and Uses of Cash

          We expect that our future liquidity and capital requirements will be affected by our:

  •
  capital requirements related to environmental compliance and other maintenance projects;

  •
  debt service requirements; and

  •
  working capital requirements, including the possible need to provide collateral to support our commercial and pension obligations.

          On March 31, 2005, we had cash and cash equivalents of approximately $130.5 million.

          We currently expect funds generated from our operating activities, together with existing cash and cash equivalents, and availability of borrowings under our senior secured credit facilities, will be adequate to fund our ongoing operating and debt service requirements.

Senior Secured Credit Facilities and Senior Notes

          Our long-term financing obligations outstanding consisted of the following as of March 31, 2005:

(in millions)
Long-term debt:
6.875% Senior Notes, due 2014	$1,125.0
Term Loan Facility, due 2011	1,147.1

Subtotal	2,272.1

Less:
Current maturities	(11.5)

Total long-term financing obligations, less current maturities	$2,260.6

Aggregate maturities of the principal amounts of long-term financing obligations for the next five years and in total thereafter are as follows:
2005	$8.6
2006	11.5
2007	11.5
2008	11.5
2009	11.5
2010	11.5
Thereafter	2,206.0

Total long-term financing obligations, including current maturities	$2,272.1

  Senior Secured Credit Facilities

          On December 14, 2004, we entered into senior secured credit facilities with several lenders, under which various credit facilities were made available to Texas Genco LLC. Substantially all of Texas Genco LLC's assets are pledged as collateral to the lenders under the senior secured credit facilities. Texas Genco LLC's obligations under the senior secured credit facilities are unconditionally and irrevocably jointly and severally guaranteed by each of its existing and subsequently acquired or organized restricted domestic subsidiaries.

          The senior secured credit facilities consist of: a $1,625.0 million senior secured term loan facility, which we refer to as the "term loan facility," $1,150.0 million of which we used to finance a portion of the cash consideration for the Initial Acquisition and $475.0 million of which we used to finance a portion of the cash consideration for the Nuclear Acquisition; a $325.0 million senior secured revolving credit facility which is also available as a letter of credit facility, which we refer to as the "revolving credit facility", to be used for ongoing working capital requirements and for general corporate purposes, including to fund a portion of the cash consideration for the Nuclear Acquisition; a $200.0 million senior secured base letter of credit facility, which we refer to as the "base letter of credit facility," to be used to provide letters of credit to support our commodity hedging agreements; an approximately $344.4 million senior secured special letter of credit facility, which we refer to as the "special letter of credit facility," to be used to provide letters of credit to support our approved commodity hedging agreements.

          The term loan facility will mature on December 14, 2011, and the facility provides for quarterly amortization payments in an aggregate annual amount equal to 1% of the original principal amount of the facility, with the balance to be repaid in full at maturity. Each of the revolving credit facility, the base letter of credit facility and the special letter of credit facility will expire on December 14, 2009. Texas Genco LLC may borrow, repay and reborrow the total amount of the revolving credit facility until its maturity.

          The senior secured credit facilities require Texas Genco LLC to prepay loans outstanding under the term loan facility, subject to certain exceptions and basket amounts, with excess cash flow, with the net cash proceeds we receive in the event of certain asset sales and casualty and condemnation events and with the net cash proceeds we receive upon our incurrence of certain indebtedness by us or our restricted subsidiaries. The foregoing mandatory prepayments will be applied without penalty or premium (except for breakage costs, if any) and will be applied to scheduled amortization payments due within the 12 months following the prepayment event and then to remaining amortization amounts on a pro rata basis.

  •
  Borrowings under the senior secured credit facilities bear interest, at Texas Genco LLC's option, at either:

  •
  a base rate, plus the applicable interest rate margin; or

  •
  a reserve adjusted Eurodollar rate on deposits for one-, two-, three-, six-, nine-or twelve-month periods (in the case of nine or twelve month periods, to the extent available to all applicable lenders), plus the applicable interest rate margin.

          The applicable interest rate margin on loans made under the term loan facility is currently 1.00% for base rate loans under the facility and 2.00% for Eurodollar rate loans under the facility. The applicable interest rate margin on loans made under the revolving credit facility is currently 1.00% for base rate loans and 2.00% for Eurodollar loans. The applicable interest rate margin on loans made under the revolving credit facility is subject to downward adjustment based on a schedule that corresponds to the aggregate principal amount of loans repaid under the term loan facility. The applicable interest rate on loans made under the term loan facility is subject to adjustment based upon the achievement of certain credit ratings in respect of the facility. Interest expense under the term loan facility, including amortized financing charges, was approximately $2.4 million for the period ended December 31, 2004 and $13.9 million for the three months ended March 31, 2005. The effective interest rate on the term loan facility, after amortization of deferred financing costs, was approximately 4.8% for the three months ended March 31, 2005.

          The senior secured credit facilities provide for the payment to the lenders of commitment fees equal to 0.5% per annum of the undrawn portion of the revolving credit facility, the base letter of credit facility and the special letter of credit facility (subject to adjustment). The commitment fees are paid quarterly in arrears. Commitment fees for the revolving credit facility, base letter of credit facility, special letter of credit facility and delayed draw term loan facility, after amortization of deferred financing charges, were approximately $0.4 million in the aggregate for the period ended December 31, 2004 and $4.1 million in the aggregate for the three months ended March 31, 2005.

          The senior secured credit facilities provide for the payment of fees on letters of credit that are issued under the revolving credit facility, the base letter of credit facility and the special letter of credit facility. Fees payable on letters of credit issued under the revolving credit facility are calculated by multiplying (x) the stated face amount of the letters of credit issued under the revolving credit facility with (y) the applicable interest rate margin for loans bearing interest at the Eurodollar rate under the revolving credit facility. Fees payable on letters of credit issued under the base letter of credit facility are equal to (x) the stated face amount of the letters of credit issued under the base letter of credit facility multiplied by (y) 2.00%, subject to downward adjustment based on a schedule that corresponds to the aggregate principal amount of loans repaid under the term loan facility. Fees payable on letters of credit issued under the special letter of credit facility to support the Goldman PPA and power purchase agreements with certain other hedging counterparties are in amounts equal to the sum of (A) (x) the stated amount of such letters of credit issued under the special letter of credit facility multiplied by (y) 1.00% and (B) (x) the average daily mark-to-market exposure of our hedging counterparties who are the beneficiaries of such letters of credit (or, if less, the stated face amount of letters of credit issued under the special letter of credit facility) multiplied by (y) 1.00%. Fees payable on letters of credit issued under the special letter of credit facility to support power purchase agreements with other hedging counterparties are equal to (x) the stated amount of such letters of credit issued under the special letter of credit facility to other hedging counterparties multiplied by (y) 2.00%, subject to downward adjustment based on the achievement of certain credit ratings for the term loan facility.

          All letter of credit facilities provide for the payment of an additional fee to the fronting bank. Fronting and fees paid in respect of issued letters of credit under the special letter of credit facility were $0.3 million in the aggregate for the period ended December 31, 2004 and $1.9 million in the aggregate for the three months ended March 31, 2005.

          The following table summarizes used and available portions of the various credit facilities available to Texas Genco LLC under the senior secured credit facilities as of March 31, 2005:

Facility:	Commitment Amount	Amounts Borrowed	Face Amount of Letters of Credit Issued		Total Unused
	(in millions)
Term Loan Facility, due 2011	$1,625.0	$1,147.1	$	N/A	$475.0
Revolving Credit Facility, due 2009	325.0	—		9.0	316.0
Base Letter of Credit Facility, due 2009	200.0	N/A		13.1	186.9
Special Letter of Credit Facility, due 2009	344.3	N/A		344.3	—

Total	$2,494.3	$1,147.1		$366.4	$977.9

          In connection with the financing of the Initial Acquisition and the Nuclear Acquisition, we paid certain affiliates of Goldman, Sachs & Co., among others, a commitment fee of 1.0% for a commitment to provide us with up to $1,375.0 million of high yield bridge loans to finance a portion of the Initial Acquisition purchase price in the event that we were unable to issue the senior notes at the time of consummation of the Initial Acquisition.

  Funded Letter of Credit Facility

          On June 24, 2005, Texas Genco LLC entered into a $150,000,000 funded letter of credit facility with several lenders, which will expire on December 14, 2011. The funded letter of credit facility provides for the payment to the administrative agent for the benefit of each lender of fees totalling 2.08% per annum on such lender's credit-linked deposit funding amount. The funded letter of credit facility provides for the payment of fronting fees to the issuing lender in an amount equal to the stated amount of all funded letters of credit outstanding multiplied by 0.12% per annum. All fees are paid quarterly in arrears. The funded letter of credit facility provides for Texas Genco LLC to be able, at its option, to reduce commitments, without penalty or premium.

          Texas Genco LLC's obligations under the funded letter of credit facility are unconditionally and irrevocably jointly and severally guaranteed by each of its existing and subsequently acquired or organized domestic subsidiaries, other than unrestricted subsidiaries, and the obligations and guarantees are secured by a perfected lien on all of its and its guarantors' assets, including all personal, real and mixed property (except for certain excluded assets).

  Senior Notes

          On December 14, 2004, Texas Genco LLC and Texas Genco Financing Corp., our wholly owned subsidiaries, co-issued unsecured 6.875% Senior Notes due December 15, 2014, in an aggregate principal amount of $1,125.0 million. Interest on the senior notes is payable semiannually in arrears on December 15 and June 15, commencing June 15, 2005. Pursuant to the indenture under which the senior notes were issued on or before December 15, 2007, Texas Genco LLC, may, at its option, use the net proceeds from one or more equity offerings to redeem up to 40% of the aggregate principal amount of the senior notes originally issued at a price equal to 106.875% of their principal amount plus accrued and unpaid interest to the redemption date. Before December 15, 2009, Texas Genco LLC may redeem all or a portion of the senior notes at a price equal to 100% of the principal amount of the senior notes plus a "make-whole" premium. Additionally, Texas Genco LLC has the option to redeem all or a portion of the senior notes at any time on or after December 15, 2009 at the redemption prices set forth in the indenture governing the senior notes. All payments on the senior notes, including principal and interest, are jointly and severally, fully and unconditionally guaranteed on a senior basis by all of Texas Genco LLC's existing and subsequently acquired or organized domestic subsidiaries that guarantee the senior secured credit facilities.

          Interest expense related to the senior notes was approximately $3.7 million for the period ended December 31, 2004 and $20.3 million for the three months ended March 31, 2005. The effective interest rate on the senior notes, after amortization of deferred financing costs, was approximately 7.2% at March 31, 2005.

  Restrictive Covenants

          The senior secured credit facilities and the funded letter of credit facility contain financial, affirmative and negative covenants applicable to us and our restricted subsidiaries. The negative covenants in the senior secured credit facilities and the funded letter of credit facility include (each of which are subject to customary exceptions for financings of this type) restrictions on our and our restricted subsidiaries' ability to incur liens; incur additional debt; make certain restricted junior payments (including payments of dividends, redemptions and voluntary prepayments of certain debt); make investments and guarantees; and engage in mergers and acquisitions, asset sales, sale/leaseback transactions and transactions with affiliates. The senior secured credit facilities and the funded letter of credit facility also contain the following financial covenants: a minimum interest coverage ratio; a maximum leverage ratio; and a maximum capital expenditure limitation.

          The indenture governing the senior notes contains certain covenants that, among other things, limit Texas Genco LLC's ability and the ability of its restricted subsidiaries to incur additional indebtedness, create liens, pay dividends or make other equity distributions, purchase or redeem capital stock, make investments, sell assets or consolidate or merge with or into other companies and engage in transactions with affiliates. Subject to certain exceptions, the indenture governing the senior notes permits Texas Genco LLC and its restricted subsidiaries to incur additional indebtedness, including secured indebtedness. Many of these covenants will be suspended if the senior notes receive investment grade ratings from both Standard & Poor's Rating Group, a division of McGraw-Hill, Inc. and Moody's Investor's Service, Inc. or if such ratings are not publicly available, from a nationally recognized statistical rating agency or agencies and no default or event of default has occurred and is continuing under the indenture governing the senior notes.

Estimated Capital Expenditure Requirements

          The following table sets forth our estimated capital expenditure requirements for 2005 through 2009 (in millions) as of March 31, 2005:

Estimated Capital Expenditure Requirements:	Total	2005	2006	2007	2008	2009
Environmental expenditure requirements	$17.5	$12.0	$5.5	$—	$—	$—
Capital and other expenditure requirements	506.9	86.2	144.5	97.2	85.2	93.8

Total expenditure requirements	$524.4	$98.2	$150.0	$97.2	$85.2	$93.8

          The estimated capital expenditure requirements in the above table include capital costs for plant upgrade projects of $19.1 million, $41.4 million and $13.6 million in 2005, 2006 and 2007 respectively. These projects are expected to increase baseload plant capacity by 182 MW as the projects are completed in 2006 and 2007. The capital and other expenditure requirements also include expenditures for nuclear fuel of $14.9 million, $51.6 million, $29.2 million, $41.4 million and $42.2 million for the years 2005 through 2009.

Reclamation Obligations

          We obtain the lignite used to fuel the two generation units of our Limestone facility from a surface mine adjacent to the facility. We obtain this lignite requirement under an amended long-term contract with the owner/operator of the mine, Texas Westmoreland Coal Company ("TWCC") which contract we entered into in August 1999. Pursuant to the contract, TWCC is responsible for performing ongoing reclamation activities at the mine until all lignite reserves have been produced. When production is completed at the mine, we are responsible for final mine reclamation obligations. The Railroad Commission of Texas has imposed a bond obligation of approximately $70 million on TWCC for the reclamation of the lignite mine that supplies the Limestone electric generation facility. Final reclamation activity is expected to commence in 2015. Pursuant to the contract with TWCC, an affiliate of CenterPoint Energy, Inc. has guaranteed $50 million of this obligation until 2010. The remaining sum of approximately $20 million has been bonded by the mine operator, TWCC. Under the terms of our contract with TWCC we are required to post a corporate guarantee of TWCC's reclamation bond when CenterPoint's obligation lapses. As of December 31, 2004 we had accrued $6.2 million related to the mine reclamation obligation. See also "Estimated Contractual Obligations" below.

Tax Distributions

          Texas Genco LLC is a limited liability company and its income is not subject to U.S. federal income taxes. Texas Genco LLC will make quarterly distributions to Texas Genco Holdings LLC of approximately 45% of its United States estimated federal net taxable income, which amount Texas

Genco Holdings LLC will in turn distribute to its membership unit holders. Texas Genco Inc. will be subject to U.S. federal income taxes, which will be reflected in our consolidated financial statements as described under "Unaudited Pro Forma Financial Information."

Pension Plan, Retirement Benefits and Compensation Obligations

          A separate pension plan was established for Texas Genco, LP by CenterPoint Energy, Inc. in the third quarter of 2004 prior to the Initial Acquisition. Texas Genco, LP received an allocation of assets from the CenterPoint Energy, Inc. pension plan pursuant to rules and regulations under the Employee Retirement Income Security Act of 1974 and recorded pension obligations in accordance with Statement of Financial Accounting Standards No. 87, Employer's Accounting for Pensions. The plan, which was transferred to Texas Genco II, LP prior to the Initial Acquisition, was under-funded and we assumed the plan's pension liability of approximately $125.3 million. In the first quarter of 2005 we introduced the Voluntary Retirement Incentive Program, as described below, which provided additional retirement benefits to eligible employees who elected to retire. For 2005, 2006, 2007, 2008, and 2009, our estimated cash funding of our pension obligations will be approximately $42.3 million, $48.5 million, $49.3 million, $22.8 million and $25.9 million, respectively. In connection with the Voluntary Retirement Incentive Program, we posted security of approximately $54.9 million in favor of the retirement plan in order to meet the funding and security requirements as established by law. We satisfied this requirement by posting a letter of credit.

          Pension expense, based on an expected return on plan assets of 8.5% and a discount rate of 5.75% as of December 31, 2004, was $0.5 million for the period ended December 31, 2004 and $35.1 million for the three months ended March 31, 2005. Pension expense for the three months ended March 31, 2005 included $32.2 million as a result of our Voluntary Retirement Incentive Program. Future changes in plan assets, returns, assumed discount rates and various other factors related to the pension will also impact our future pension expense and liabilities. We cannot predict with certainty what these factors will be in the future.

          Employees of Texas Genco II, LP participate in a retiree medical plan that provides certain healthcare benefits for retired employees on a contributory basis. Employees become eligible for these benefits if they have met certain age and service requirements at retirement, as defined in the plan. Employer contributions for medical coverage for certain healthcare benefits are limited by the plan's benefit design. Such benefit costs are accrued over the active service period of employees. We fund all of these obligations on a pay-as-you-go basis. Under an agreement between CenterPoint Energy, Inc. and us, CenterPoint Energy, Inc. has retained the obligation to pay retiree medical benefits for all Texas Genco II, LP employees who subsequently retire and had attained either age 55 with five years of service or 50 to 54 years of age with 20 years of service as of December 15, 2004. Our benefit payments under this plan are expected to be $25,000 in 2005, $0.1 million in 2006, $0.1 million in 2007, $0.2 million in 2008, $0.2 million in 2009 and $8.8 million in the aggregate for 2010 through 2014.

Estimated Contractual Obligations

          The following table sets forth estimates of contractual obligations of Texas Genco LLC as of March 31, 2005 to make future payments in 2005 through 2009 and thereafter (in millions):

Estimated Contractual Obligations:	Total	2005	2006	2007	2008	2009	Thereafter
Fuel and fuel transport commitments	$1,235.1	$315.8	$267.8	$252.0	$164.3	$153.6	$81.6
Natural gas storage agreement	79.9	6.8	9.1	9.1	9.1	9.2	36.6
Operating lease commitments(1)	5.7	1.8	1.1	1.1	1.1	0.6	—
Capital lease commitments	4.5	1.5	2.1	0.9	—	—	—
Long-term debt, including fixed-rate interest	3,045.1	85.9	88.8	88.8	88.8	88.8	2,604.0
Pension funding requirements(2)	188.8	42.3	48.5	49.3	22.8	25.9	—

Total	$4,559.1	$454.1	$417.4	$401.2	$286.1	$278.1	$2,722.2

(1)
Operating lease commitments include railcar transportation costs pursuant to contracts existing as of March 31, 2005. As these contracts expire, we will need to replace them with contracts relating to comparable quantities.

(2)
Pension funding requirements have been computed based upon actuarial analysis by a third party based upon workforce projections supplied by Texas Genco LLC. We expect that pension funding requirements in excess of $40 million in the aggregate will likely exist after 2009, but estimating these amounts is not practical.

          In connection with the Initial Acquisition, the Investors entered into a transaction and monitoring fee agreement with Texas Genco LLC relating to certain monitoring, advisory and consulting services that the Investors will provide, pursuant to which Texas Genco LLC pays the Investors an aggregate annual monitoring fee of approximately $10 million. Upon consummation of the offering of the Class A common stock, Texas Genco LLC will pay to the Investors an aggregate fee of $30 million and the transaction and monitoring fee agreement will be terminated.

          As described above, we have identified a retirement obligation for the lignite mine operation that supplies our Limestone electric generation facility. We have a recorded liability as required by Statement of Financial Accounting Standards ("SFAS") No. 143, Accounting for Asset Retirement Obligations, of $6.2 million for the lignite mine as of December 31, 2004 (see Notes 2(q) and 7(c) to the audited consolidated financial statements of Texas Genco LLC). We are currently evaluating the possible existence of other asset retirement obligations that would be recorded as part of the purchase price allocation.

          Following approval by ERCOT, as described below, we will retire, sell or mothball up to 14 generation units located at six different plants, representing a total of 3,378 MW in capacity. We have not yet determined the amount of any retirement obligations arising from such potential decommissioning. We have also identified other asset retirement obligations that cannot be estimated because the assets associated with the retirement obligations have an indeterminate life.

          For a summary of the arrangements with and fees payable to our members, see Note 4(a) to the audited consolidated financial statements of Texas Genco LLC.

Plant Decommissioning Application

          On January 10, 2005, we filed notice with ERCOT to suspend operations at 15 natural gas fired generation units located at our Cedar Bayou, Webster, P. H. Robinson, Clarke and Deepwater plants, representing a total of 3,768 MW in capacity. This was the first step in a process to retire the uneconomic units or to place them in mothball status for more than 180 days for possible reactivation if market conditions warrant.

          ERCOT has notified us that it will need P. H. Robinson Unit 2 for system reliability requirements and we have entered into a one-year reliability "must-run" contract for this unit pursuant to which ERCOT would pay us an amount equal to our costs to activate and operate the unit plus the cost of fuel and a limited margin when the unit is operating pursuant to the contract.

          ERCOT has also informed us that P. H. Robinson Units 1,3, and 4, T. H. Wharton Unit 2, Cedar Bayou Unit 3, H. O. Clarke Units 1 through 6, Deepwater Unit 7 and Webster Units 3 and 21 are not required for system reliability. We have placed the P. H. Robinson and Cedar Bayou units into mothball status for more than 180 days, will retire a unit at T. H. Wharton and will sell the Webster, Deepwater and H. O. Clarke sites, which comprise nine units. Therefore our remaining operating capacity in the ERCOT market for 2005 would be approximately 10,941 MW including our 44.0% undivided interest in STP.

State Auction Application

          Texas Genco Holdings, Inc., when it was a subsidiary of CenterPoint Energy, Inc., was required by Texas regulation to auction firm entitlements to 15% of their installed generation capacity and related ancillary services on a forward basis to non-affiliates. We refer to the auctions held to satisfy this requirement as "Texas Utility Commission state-mandated auctions." We have filed with the Texas Utility Commission for a declaratory ruling that we are not required to conduct Texas Utility Commission state-mandated auctions. The Texas Utility Commission ruled at an open meeting in June 2005 that we are required to conduct the auction, although it indicated that if we sell generation units in the interim we may be excused from the auction. We are awaiting issuance of an order giving effect to the decision and may request a rehearing, in light of our announcement that we are offering for sale the natural gas-fired generation plants at Deepwater, H. O. Clarke and Webster. If we are required to conduct Texas Utility Commission state-mandated auctions, that obligation will continue through December 31, 2006.

Workforce Optimization Plans

          In the first quarter of 2005, and in conjunction with the Initial Acquisition discussed in Note 1(c) to the audited consolidated financial statements of Texas Genco LLC, we announced a workforce optimization plan for our employees. The program consists of a voluntary retirement incentive and an involuntary severance.

          Voluntary Retirement Incentive.    On February 14, 2005, we announced a Voluntary Retirement Incentive Program ("VRI") for our eligible 235 non-bargaining unit employees, and on March 15, 2005, an identical program was rolled out for our eligible 309 bargaining unit employees. To be eligible for the VRI, employees must be (1) employed on February 1, 2005 (on March 1, 2005 for bargaining unit employees), (2) at least age 50 with at least 15 years of service on April 1, 2005, and (3) a participant in the Texas Genco II, LP retirement plan. In summary, the VRI offers the eligible employee (i) an annuity payment from the retirement plan based on the greater of (a) the cash balance account in the retirement plan, or from the predecessor plan benefit formula, (b) the accrued lump sum benefit paid as a monthly annuity, or (c) the present value of the immediate life annuity; (ii) the present value of two years of base salary in the form of a twenty-four month annuity payment from the retirement plan (or, if the employee elects, in the form of a life annuity); (iii) a lump-sum healthcare bridge payment if the employee is under age 55; and (iv) payment of earned vacation and a pro-rated 2005 discretionary bonus.

          At the conclusion of the non-bargaining unit VRI election period, 186 employees had elected to retire and did not revoke their election. At the conclusion of the bargaining unit VRI election period, 226 bargaining unit employees had elected to retire and did not revoke the election.

          Involuntary Severance.    The second component of the workforce optimization plan is being achieved by targeted workforce reductions. Terminated employees receive a lump-sum cash severance benefit payment based on a calculation which provides three weeks of base pay for each full year of service realized with us (and qualified predecessor employers) along with a prorated short-term incentive bonus payment based on eligible earnings, with a minimum of 12 weeks and a maximum of 52 weeks of severance benefits paid to an affected individual. In addition, the terminated employee would receive an additional lump sum equal to the employee's target award under our annual short-term incentive plan based on eligible earnings for the period commencing on January 1 of the termination year through the employee's date of termination. Affected individuals will also have the ability to continue medical, dental and vision benefits at the active employee contribution rates for coverage for the number of weeks used to calculate the individual's severance benefit. As of June 30, 2005, 49 employees have resigned voluntarily or been severed pursuant to this component of the workforce optimization plan.

          During the period ended March 31, 2005, the Company completed an analysis that estimated the total minimum severance benefits for the total targeted workforce reduction. This estimated cost of $29.6 million was accrued during the quarter and included as an adjustment to goodwill in accordance with SFAS No. 141, "Business Combinations." This accrual will be adjusted in future periods as the total actual severance liability is determined.

          SFAS No. 88, Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits, specifies that an employer that offers special termination benefits to employees shall recognize a liability and a corresponding cost when the employees accept the offer and the amount can be reasonably estimated. During the period ended March 31, 2005, a charge of $32.2 million was recognized relative to the estimated increased pension cost related to the VRI plan. Additionally, $1.5 million was recognized as an estimated liability for the health care bridge payment associated with the 220 electing employees.

          During three months ended March 31, 2005, the $29.6 million accrued liability for severance benefits was reduced by $9.5 million reflecting the decreased liability associated with the 220 employees electing the VRI as of March 31, 2005. As a result of this adjustment and the increased pension and health care bridge liabilities recognized for employees electing the VRI, Operations and Maintenance expenses for the three months ended March 31, 2005 increased by $24.2 million.

Off-Balance Sheet Arrangements

          We have no off-balance sheet arrangements.

PART II — TEXAS GENCO HOLDINGS, INC. — PREDECESSOR

Consolidated Results of Operations — Texas Genco Holdings, Inc.

          The following discussion and analysis of Texas Genco Holdings, Inc.'s results of operations have been derived from Texas Genco Holdings, Inc.'s historical financial statements and the notes to those financial statements included herein.

          The following table sets forth Texas Genco Holdings, Inc.'s consolidated results of operations for the years ended December 31, 2002, 2003 and 2004 and the three months ended March 31, 2004 and 2005. The financial information for Texas Genco Holdings, Inc. reflects ownership of the Non-Nuclear Assets for periods prior to December 15, 2004 and of an undivided 30.8% interest in STP for all periods presented, and is therefore not comparable to the historical financial information for Texas Genco LLC, which reflects only ownership of the Non-Nuclear Assets for periods subsequent to December 15, 2004 and does not reflect the Nuclear Acquisition.

	Year Ended December 31,			Three Months Ended March 31,
	2002	2003	2004	2004	2005
	(in thousands)
Revenues	$1,540,975	$2,002,368	$2,053,955	$439,129	$57,016
Expenses:
Fuel and purchased power expense	1,083,401	1,170,778	1,021,515	194,585	5,201
Operation and maintenance	391,465	411,940	414,878	101,327	25,949
Depreciation and amortization	156,740	159,010	88,928	40,369	4,375
Write-down of assets	—	—	763,000	—	—
Taxes other than income taxes	42,930	38,681	40,494	12,256	2,884

Total	1,674,536	1,780,409	2,328,815	348,537	38,409
Operating Income (Loss)	(133,561)	221,959	(274,860)	90,592	18,607
Other Income	3,423	2,176	5,389	388	1,080
Interest Income (Expense)	(25,637)	(1,583)	(126)	(26)	(747)

Income (Loss) Before Income Taxes and Cumulative Effect of Accounting Change	(155,775)	222,552	(269,597)	90,954	18,940
Income Tax Benefit (Expense)	62,832	(71,286)	170,479	(30,062)	(5,703)
Income (Loss) Before Cumulative Effect of Accounting Change	(92,943)	151,266	(99,118)	60,892	13,237
Cumulative Effect of Accounting Change, net of Tax	—	98,910	—	—	—

Net Income (Loss)	$(92,943)	$250,176	$(99,118)	$60,892	$13,237

Three months ended March 31, 2005 compared to three months ended March 31, 2004

          In the first quarter of 2005, Texas Genco Holdings, Inc. reported net income of $13 million as compared to $61 million in the first quarter of 2004. On December 15, 2004, Texas Genco Holdings, Inc. sold its coal, lignite and natural gas-fired generation assets to Texas Genco LLC. During the first quarter of 2005, Texas Genco Holdings, Inc.'s only remaining asset was its 30.8% interest in STP, which was sold to Texas Genco LLC on April 13, 2005. Therefore, there is no meaningful comparison between the first quarter of 2004 and the first quarter of 2005.

Year ended December 31, 2004 compared to year ended December 31, 2003

          In 2004, Texas Genco Holdings, Inc. reported a net loss of $99 million, including the after-tax impairment of $426 million recorded in the third quarter of 2004 related to the write-down of coal, lignite and natural gas-fired generation assets in connection with the first step of the sale transaction. In accordance with Statement of Financial Accounting Standards (SFAS) No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets," Texas Genco Holdings, Inc. ceased depreciation on its coal, lignite and natural gas-fired generation plants at the time these assets were considered "held for sale." This resulted in a decrease in depreciation expense of $69 million for 2004 as compared to 2003. In accordance with SFAS No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions," Texas Genco Holdings, Inc. also recorded a curtailment expense related to postretirement benefits of $11 million after-tax ($17 million pre-tax), which is included in operations and maintenance expense. These sale-related impacts on net income for 2004 were $392 million. Net income for 2003 was $250 million, including a non-cash gain of $99 million from the adoption of SFAS No. 143, "Accounting for Asset Retirement Obligations" (SFAS No. 143). Revenues increased $52 million in 2004 as compared to 2003 due to higher capacity revenue for solid-fuel baseload products driven by continued high natural gas prices and their effect on wholesale electricity prices in the ERCOT market. Most of these solid-fuel baseload products were sold in capacity auctions held when natural gas prices were higher than when Texas Genco Holdings, Inc. sold its capacity for 2003. Fuel and purchased power costs declined $149 million for 2004 as compared to 2003 reflecting a reduction in planned and unplanned outages during 2004 and therefore an increase in availability of our solid-fuel baseload units as well as lower demand for natural gas-fired generation products in 2004. Operation and maintenance expenses increased $3 million as a result of the curtailment expense discussed above and increased payroll expense for technical support personnel and transaction-related fees associated with the sale of the fossil generation assets, substantially offset by a reduction in planned and unplanned outages in 2004 as compared to 2003.

          Included in the $426 million after-tax impairment recorded in the third quarter of 2004 as discussed above is $64 million, net of deferred taxes of $34 million, of unamortized investment tax credits that was written off in connection with the Initial Acquisition, causing Texas Genco Holdings, Inc.'s effective tax rate for 2004 to increase significantly.

Year ended December 31, 2003 compared to year ended December 31, 2002

          Texas Genco Holdings, Inc.'s income before cumulative effect of accounting change increased $244 million in 2003 compared to 2002 primarily due to increased operating margins ($356 million) from higher capacity and energy revenues as a result of higher capacity auction prices driven by higher natural gas prices, partially offset by increased fuel costs due to higher natural gas prices and by lower sales volumes. Texas Genco Holdings, Inc. was able to partially mitigate the higher cost of natural gas by switching to fuel oil on some of its flexible natural gas units, as well as benefiting from reductions in coal and lignite costs on its solid-fuel baseload units resulting from renegotiated supply agreements and increased utilization of spot purchases. Additionally, the sale of surplus air emission allowances contributed to the increase in operating margins ($16 million). Partially offsetting the increase in operating margins was a higher level of operation and maintenance expense primarily related to higher pension and insurance expenses ($21 million) and planned and unplanned outages ($11 million). These increases in operation and maintenance expense were partially offset by expenses incurred in 2002, which did not recur in 2003, the most significant of which were in connection with an early retirement program and business separation costs ($28 million). Interest expense decreased $24 million in 2003 as compared to 2002 primarily due to the allocation of interest through the date of the Restructuring (August 31, 2002) based on the remaining electric utility debt not specifically identified with CenterPoint Energy, Inc.'s transmission and distribution utility upon deregulation, and the repayment of intercompany borrowings in 2003. Texas Genco Holdings, Inc.'s effective tax rate for 2002 and 2003 was 40.3% and 32.0%, respectively.

          Texas Genco Holdings, Inc. reported a pre-tax loss for 2002 compared to pre-tax income for 2003. The 2002 pre-tax loss caused permanent differences that would normally decrease the effective rate to instead increase it. For 2003, Texas Genco Holdings, Inc.'s effective tax rate reflects reduced benefits from the amortization of investment tax credits.

          In connection with the adoption of SFAS No. 143, Texas Genco Holdings, Inc. has identified retirement obligations for nuclear decommissioning at STP and for lignite mine operations which supply the Limestone electric generation facility. The net difference between the amounts determined under SFAS No. 143 and the previous method of accounting for estimated mine reclamation costs was $37 million and has been recorded as a cumulative effect of accounting change. Upon adoption of SFAS No. 143, Texas Genco Holdings, Inc. reversed $115 million of previously recognized removal costs as a cumulative effect of accounting change. Net income for 2003 includes a $99 million after-tax ($152 million pre-tax) non-cash charge from the adoption of SFAS No. 143. For additional discussion of the adoption of SFAS No. 143, please read Note 3(j) to the audited consolidated financial statements of Texas Genco Holdings, Inc.

Liquidity and Capital Resources — Texas Genco Holdings, Inc.

Historical Cash Flows

          The net cash provided by (used in) operating, investing and financing activities of Texas Genco Holdings, Inc. for the year ended 2002, 2003 and 2004 and the three months ended March 31, 2004 and 2005 was as follows:

	Year Ended December 31,			Three Months Ended March 31,
	2002	2003	2004	2004	2005
	(in millions)
Cash provided by (used in):
Operating activities	$(140)	$387	$461	$51	$(77)
Investing activities	(258)	(157)	2,157	(75)	372
Financing activities	398	(186)	(2,639)	(20)	(306)

Cash Provided by Operating Activities

          Net cash provided by operating activities decreased $128 million for the three months ended March 31, 2005 as compared to the same period in 2004 primarily due to increased income taxes paid.

          Net cash provided by operating activities increased $74 million in 2004 as compared to 2003 primarily as a result of higher capacity auction prices, which were driven by continued high natural gas prices, as well as significantly lower fuel costs resulting from improved availability of our solid-fuel baseload units in 2004.

          Net cash provided by operating activities in 2003 increased $527 million compared to 2002 primarily as a result of higher capacity auction prices, which were driven by higher natural gas prices. This increase was partially offset by higher income taxes paid of $71 million.

Cash Used in Investing Activities

          Net cash provided by investing activities decreased $447 million for the three months ended March 31, 2005 as compared to the same period in 2004. Capital expenditures decreased due to the sale of the fossil generation assets on December 15, 2004. Additionally, the absence of a notes receivable from affiliates position in the first quarter of 2005 and a decrease in restricted cash of $381 million related to the payments to former shareholders contributed to the increase as compared to the same period in 2004.

          Net cash provided by investing activities was $2.2 billion in 2004 as compared to net cash used in investing activities of $0.2 million in 2003 primarily due to net proceeds of $2.1 billion received from the sale of our fossil generation assets on December 15, 2004, partially offset by the cash collateralization of letters of credit of $191 million related to our anticipated purchase of an additional interest in STP in the first half of 2005, and a $390 million increase in restricted cash related to a payable to former shareholders.

          Net cash used in investing activities decreased $101 million during 2003 compared to 2002 primarily related to a reduction in NOx emissions control expenditures.

Cash Provided by (Used in) Financing Activities

          Cash used in financing activities decreased $286 million for the three months ended March 31, 2005 as compared to the same period in 2004. We borrowed $75 million under our revolving credit facility during the first quarter of 2005. Additionally, the dividend payment was eliminated in the first quarter of 2005, and treasury shares were purchased for $381 million in the first quarter of 2005.

          Cash used in financing activities increased $2.5 billion in 2004 as compared to 2003 primarily due to share repurchases for $326 million and a $2.2 billion return of capital and dividend to CenterPoint Energy from the proceeds of the sale of our fossil generation assets on December 15, 2004.

          Cash provided by financing activities decreased $584 million during 2003 compared to 2002 primarily as a result of common stock dividends paid in 2003 and repayments of intercompany borrowings owed to CenterPoint Energy, Inc.

Off-Balance Sheet Arrangements

          Texas Genco Holdings, Inc. has no off-balance sheet arrangements.

Critical Accounting Policies

          Our critical accounting policies are those accounting policies that involve the use of complicated processes, assumptions, estimates and/or judgments in the preparation of our consolidated financial statements. An accounting estimate is an approximation made by management of a financial statement element, item or account in the consolidated financial statements. Accounting estimates in our historical consolidated financial statements measure the effects of past business transactions or events, or the present status of an asset or liability. The accounting estimates described below require us to make assumptions about matters that are uncertain at the time the estimate is made. Additionally, different estimates that we could have used or changes in an accounting estimate that are reasonably likely to occur could have a material impact on the presentation of our consolidated financial condition or results of operations. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments. These estimates may change as new events occur, as more experience is acquired, as additional information is obtained and as our operating environment changes. Our significant accounting policies are discussed in Note 2 to the audited consolidated financial statements of Texas Genco LLC. We have discussed the development and selection of our critical accounting policies and related disclosures with the audit committee of the board of directors and have identified the following critical accounting policies for the current year.

Goodwill and Other Intangible Assets

          Our intangible assets consist of goodwill resulting from the Initial Acquisition and other intangible assets. We apply SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets, to account for these intangibles. Under these standards, we recognize goodwill separately from other intangible assets. In addition, goodwill and intangibles that have indefinite lives are not amortized. Also, goodwill and intangible assets are periodically tested for impairment, at least annually, and whenever an event occurs that indicates that an impairment may have occurred. We amortize all finite-lived intangible assets over their respective estimated weighted-average useful life.

          In connection with the Initial Acquisition, we recorded the fair value of certain power sales and fuel contracts acquired. We estimated the fair value of these contracts using forward pricing curves as of the acquisition date over the life of each contract. These contracts had negative fair values at the date of acquisition and were recorded as assumed contracts in the consolidated balance sheet. Assumed contracts are amortized to revenue and fuel expense as applicable based on the estimated realization of the preliminary fair value established on the acquisition date over the contractual lives.

Revenue Recognition

          Our primary revenue is from sales of physically delivered electricity from our facilities. Capacity payments, which are paid under certain power sales arrangements, are received prior to the month of delivery and are recognized in the month in which the related energy is delivered. Energy payments are received in the month subsequent to delivery and are recognized in the month in which the related energy is delivered. See also Note 2(k) to the audited consolidated financial statements of Texas Genco LLC.

Price Risk Management Activities

          We are subject to SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and

Hedging Activities ("SFAS No. 133"), which establish accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. These Statements require that derivatives be recognized at fair value on the balance sheet and that changes in fair value of such derivatives be recognized either currently in earnings or deferred as a component of other comprehensive income. For a derivative not designated as a hedging instrument, the gain or loss is recognized in earnings in the period it occurs. Cash flow hedges are those derivatives designated to hedge exposure to variability in expected future cash flows. Changes in the fair value of cash flow hedges, to the extent there is a high correlation between price movements in the derivative and the item designated as being hedged, are recognized as a component of comprehensive income until the expected cash flow occurs. At such time, previously recognized amounts within comprehensive income are reversed, and the change in the fair value of the derivative instrument is recognized within earnings.

          Our forward power sales contracts qualify and have been designated as normal sales, as defined by SFAS No. 133, as amended, are exempt from SFAS No. 133 accounting treatment. As a result, these contracts are not required to be recorded on the consolidated balance sheet at their fair values and any fluctuations in these values are not required to be reported within earnings. In order to qualify as normal sales, the probability of physical delivery from our generation plants, in the case of electricity sales, and to its generation plants, in the case of natural gas contracts, is required over the life of the contract. Historically, forward sales through the capacity auctions have met the respective criteria and therefore changes to fair value of these forward sales have not been recognized in the consolidated financial statements. We do not expect the accounting for these transactions to change. Our natural gas swap agreements are treated as cash flow hedges for accounting purposes.

Asset Retirement Obligations

          We account for asset retirement obligations pursuant to SFAS No. 143. SFAS No. 143 requires the fair value of an asset retirement obligation to be recognized as a liability is incurred and capitalized as part of the cost of the related tangible long-lived assets. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Retirement obligations associated with long-lived assets included within the scope of SFAS No. 143 are those for which a legal obligation exists under enacted laws, statutes and written or oral contracts, including obligations arising under the doctrine of promissory estoppel. We have identified a retirement obligation for the lignite mine operations which supply the Limestone electric generation facility and for nuclear decommissioning at STP. We also anticipate retirement obligations may arise in connection with the retirement or sale of generation units. We have also identified other asset retirement obligations that cannot be estimated because the assets associated with the retirement obligations have an indeterminate life.

Workforce Optimization Plans

          On February 1, 2005, and in conjunction with the Initial Acquisition, we announced a workforce optimization plan for our non-bargaining unit employees. The program consists of a voluntary retirement incentive and an involuntary severance. For the voluntary retirement incentives, we have applied the provisions of SFAS No. 88, Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits that specifies that an employer that offers special termination benefits to employees shall recognize a liability and a corresponding cost when the employees accept the offer and the amount can be reasonably estimated. For the involuntary severance plan, we have applied the provisions of SFAS No. 141, Business Combinations and EITF 95-03, Recognition of Liabilities in Connection with a Purchase

Business Combination which specifies the accrual of certain estimated severance costs as part of the liabilities recognized in the purchase transaction.

Qualitative and Quantitative Disclosures about Market Risk

Interest Rate Risk

          Changes in interest rates affect the interest expense we incur on our variable-rate debt and the fair value of our fixed-rate debt. In addition, changes in interest rates used in the estimation of the fair value of our derivative positions can result in increases or decreases in the unrealized value of those positions; however, as of March 31, 2005 we had no such derivative positions.

          The table below shows the maturity of the carrying amount and related weighted-average interest rate on our term loan facility under the senior secured credit facilities and on the senior notes, by expected maturity date, and the fair value of the outstanding debt as of March 31, 2005.

	Expected Fiscal Year of Maturity of Carrying Amounts
Long-Term Financing Obligations, including current portion
	2005	2006	2007	2008	2009	Thereafter	Fair Value
	(in millions)
Senior Notes (due December 15, 2014)	$—	$—	$—	$—	$—	$1,125.0	$1,170.0
Average interest rate	6.875%	6.875%	6.875%	6.875%	6.875%	6.875%	6.875%
Term Loan Facility	$8.6	$11.5	$11.5	$11.5	$11.5	$1,092.5	$1,165.8
Average interest rate(1)	5.52%	5.34%	5.35%	5.37%	5.38%	5.31%	5.06%

(1)
Based on our weighted average term loan interest rate of 5.01% at March 31, 2005.

          As of March 31, 2005, a 1% change in interest rates on the term loan facility would have resulted in a $11.5 million change in pretax income on an annual basis.

Commodity Price Risk

          We enter into derivative contracts, including contracts to purchase or sell commodities at future dates and at fixed prices and natural gas swap agreements, to manage commodity price risks inherent in our power generation operations, such as the risk that the prices of power, coal, lignite, uranium or natural gas increase or decrease in the future. We target selling up to 80% of available baseload capacity forward for at least a rolling three-year period depending on market conditions and our credit capacity. These forward power sales are generally made at fixed prices. Our long-term fuel purchase contracts range in term from one to seven years. Our long-term rail transportation contracts for the W. A. Parish and Limestone plants' coal requirements provide for delivery to the plants at contracted prices.

          Due to the fact that demand almost always exceeds supply from solid-fuel baseload power plants in the ERCOT market, natural gas-fired plants set the market price of wholesale power more than 90% of the time. In December 2004, we entered into a natural gas swap agreement in which we contracted to receive a fixed price with respect to 36.5 million MMBtu of natural gas in 2006 in return for paying a floating price with respect to the same quantity of natural gas. This swap agreement is considered a derivative and is treated as a cash flow hedge for accounting purposes. This transaction hedges our exposure to variability in expected future cash flows from fluctuations in the sale of power, which is highly correlated with natural gas prices. Pursuant to SFAS No. 133, the fair value of the derivative instrument designated as a cash flow hedge is recorded as an asset or liability on the consolidated balance sheet with the offset reported as part of other comprehensive income, to the extent that the hedge is effective, with any ineffectiveness being reflected in earnings. The fair value of the natural gas swap agreement was negative $42.8 million as of March 31, 2005. The change in the fair value of the natural gas swap agreement from inception of the agreement to March 31, 2005 was $35.9 million, which resulted in a loss of $3.3 million representing reversal ineffectiveness being recognized in earnings. As a result, $35.9 million was recorded as other comprehensive income as of March 31, 2005.

          Subsequent to March 31, 2005, we entered into an additional natural gas swap agreement in which we contracted to receive a fixed price with respect to 54.8 million MMBtu of natural gas during 2008 and 2009 in return for paying a floating price with respect to the same quantity of natural gas. This swap agreement will also be treated as a cash flow hedge for accounting purposes.

          The table below presents the hypothetical sensitivity to immediate selected potential changes in the quoted market price of natural gas of the derivative commodity instrument we used to mitigate market risks that was outstanding as of March 31, 2005 (in millions).

	10% Increase			10% Decrease
	Current Fair Value	Fair Value	Increase (Decrease)	Fair Value	Increase (Decrease)
Impact of changes in commodity prices on derivative commodity instrument as of March 31, 2005:
Natural gas swap agreement	$(42.8)	$(69.5)	$(26.7)	$(16.1)	$26.7

BUSINESS

Overview

          We are a wholesale electric power generation company engaged in the ownership and operation of a diverse portfolio of power plants in the state of Texas. According to the independent system operator in ERCOT, we are the second-largest generation company within the ERCOT market and the largest owner of power plants in the Houston zone of that market based on owned MW. We sell power and related products to wholesale purchasers such as retail electric providers, power trading organizations, municipal utilities, electric power co-operatives and other power generation companies.

          We currently own 48 operating generation units at nine power generation plants, including an undivided 44.0% interest in two nuclear generation units at STP. As of June 30, 2005, the aggregate net generation capacity of our portfolio of operating assets was 10,941 MW, of which 5,222 MW represented the low marginal cost generation capacity of our solid-fuel (coal, lignite and uranium) baseload plants. The substantial majority of our revenue and cash flow is realized from the sale of power from eight units at our three solid-fuel baseload power plants — W. A. Parish, Limestone and STP. Because generation units are generally dispatched in order of lowest cost and approximately 73% of the net generation capacity in the ERCOT market is higher cost, natural gas-fired generation, we expect these eight baseload units to operate nearly 100% of the time they are available.

          Our management team has implemented a strategy of creating a stable base of operating cash flows through a combination of forward power sales, natural gas swap agreements (which have the effect of hedging our revenues), and forward solid fuel and fuel transportation purchases. As of June 30, 2005, we had economically hedged the market price risk exposure associated with approximately 78% of our available baseload capacity from 2005 through 2009 (including 71% under fixed price power contracts and 7% using natural gas swaps). These forward power sales and natural gas swap agreements, combined with additional amounts in 2010, together representing approximately $7.5 billion in total future revenue. In addition, we had contracted to purchase at future dates under fixed price contracts (with contractually-specified price adjustments) enough solid fuel to provide for approximately 78% of expected generation from our solid-fuel baseload plants from 2005 through 2009. We believe that the stable cash flows generated by this combination of Forward Sales Obligations and forward solid fuel and fuel transportation purchases create a strong platform for growth in our equity value, initially through reducing the level of debt in our capital structure and ultimately through additions to our generation business in Texas and expansion into other attractive markets. In addition, our portfolio of intermediate, cycling and peaking natural gas-fired units that serve the Houston market provides opportunities for us to capture additional revenues through offering capacity or similar products to retail electric providers and others, selling power at prevailing market prices during periods of peak demand and providing ancillary services in support of system reliability.

Our Management Team

          Our Chief Executive Officer, Jack Fusco, founded Orion Power in 1998 and, in less than five years, he and his team built Orion Power into a profitable and diversified generation company with 85 power plants representing over 5,600 MW of generation capacity across four different states. Mr. Fusco and his team sold Orion Power in February 2002, and many of his former colleagues have also joined our management team. Other key members of our management team represent a broad range and depth of expertise and experience. For example, Thomas Boehlert, our Executive Vice President, Chief Financial Officer, served as chief financial officer of Centrica, North America and Sithe Energies, Inc. before joining us. Thad Miller, our Executive Vice President, Chief Legal

Officer, while at Goldman, Sachs & Co., helped establish a power trading venture known as Constellation Power Source and, with Mr. Fusco, launch Orion Power, where he subsequently became Executive Vice President, Chief Legal Officer. Thad Hill, our Executive Vice President, Business Development and Strategic Planning, led the North American energy practice at Boston Consulting Group, Inc. before joining our management team. Margery Harris, our Executive Vice President, Human Resources, headed the human resources and labor relations functions at Integrated Electrical Services, Inc. and Santa Fe Snyder Corporation. The senior management team's interests are aligned with those of our stockholders through their ownership of a meaningful share of our business through direct cash equity investments and our employee option program.

          Since we signed definitive documentation in July 2004 to acquire Texas Genco Holdings, Inc. from CenterPoint Energy, Inc. our new management team has undertaken a variety of initiatives to materially enhance the value of our business, including:

  •
  executing new forward power sales and natural gas swap agreements at attractive prices that we expect will generate $5.3 billion of stable revenue through 2010;

  •
  implementing initiatives that we expect will reduce overhead costs by $75 million on an annual basis through a reduction in the workforce, the assumption of services previously provided by CenterPoint Energy, Inc. and Reliant Energy, Inc. and the suspension of operations of uneconomic natural gas-fired units;

  •
  effecting the acquisition, funded from cash on the balance sheet of an additional 339 MW of ownership interest in STP; and

  •
  selling non-core assets.

Our Competitive Strengths

          High Quality, Low-Cost, Solid-Fuel Baseload Power Plants.    Our solid-fuel baseload power plants are well-built and well-maintained, representing 5,222 MW of net generation capacity. These low-cost coal, lignite and nuclear plants produced 81% of our total megawatt hours sold for the twelve months ended March 31, 2005 on a pro forma basis giving effect to the Formation Transactions. Our W. A. Parish and Limestone solid-fuel baseload plants have a history of strong operating performance with a five-year average availability as of December 31, 2003 of 84.9% and 87.6%, respectively, compared to the five-year industry average availability for coal and lignite power plants of 84.1% and 85.2%, respectively. The W. A. Parish coal plant, our single largest facility, was recognized by Platts' Power Magazine as one of the top power plants in the United States for 2004. The Limestone plant is one of the newest lignite plants in the United States. In recent years our coal and lignite baseload plants have been modernized and, systemwide, we meet all air emissions requirements. STP is one of the newest nuclear-powered generation plants in the United States and, for the year ended December 31, 2004, had availability and capacity factors each in excess of 99%. Adequate provisions exist for long-term on-site storage of spent nuclear fuel throughout the remaining life of the existing STP plant licenses. From January 1, 2000 through December 31, 2004, we invested approximately $700 million in environmental capital expenditures to control NOf'X"' emission and, systemwide, we believe we have made all investments necessary to meet applicable air emissions requirements for all our solid-fuel baseload plants. We do not expect to be required to incur additional material environmental capital expenditures in the near term.

          Favorable ERCOT Market Dynamics for Baseload Power Plants.    The ERCOT market represents approximately 85% of the demand for power in Texas and is one of the nation's largest and fastest growing power markets. From 1994 through 2004, peak hourly demand in this market grew at a compound annual rate of 3.2%, compared to a compound annual rate of growth of peak hourly demand of 2.2% in the U.S. for the same period. In addition, higher marginal cost natural gas-fired power plants currently set the market price of wholesale power more than 90% of the time in the ERCOT market due to the fact that electricity demand almost always exceeds supply available from solid-fuel baseload power plants. The current pricing environment allows our low-cost solid-fuel baseload power plants to earn attractive operating margins compared to natural gas-fired power plants. Furthermore, no new coal or nuclear power plant has been built in the ERCOT market since 1993 and no such plants are currently permitted or under construction.

          Experienced Management Team.    We are led by an experienced management team with a long and successful track record. The team is led by Jack Fusco, the founder and former chief executive officer of Orion Power. Mr. Fusco and our other executive officers have substantial experience in the energy industry and possess strong operating, commercial, regulatory, financial and strategic capabilities. We believe our management's expertise in operating, acquiring and integrating generating assets will allow us not only to continue to enhance the operation of our current assets but also to expand our business in Texas and other attractive domestic markets.

          Significant Free Cash Flow Generation.    The current pricing environment allows us to generate significant free cash flow, and we actively seek to secure this cash flow through a combination of fixed price forward power sales and natural gas swap agreements coupled with forward solid fuel and fuel transportation arrangements. We currently target selling forward on a firm basis up to 80% of available baseload capacity for at least a rolling three-year period and, as of June 30, 2005, had sold forward on a firm basis approximately 78% of our available baseload capacity for 2005 through 2009 at attractive prices.

          We have sold power forward through forward power sales and natural gas swap agreements (together, our "Forward Sales Obligations"). See " — Power Sales." While the terminology and payment mechanics vary in these contracts, each requires us to deliver a specific quantity of megawatt hours of power to our counterparties. To provide a consistent measure of our obligations, we have aggregated these contracts to derive the amount of generation capacity we estimate is required in each hour of the year to meet the Forward Sales Obligations as summarized in the table below for 2005 through 2009. The following table summarizes our Forward Sales Obligations transacted through June 30, 2005. Approximately 80% of our Forward Sales Obligations are with investment grade rated counterparties, and we expect this percentage to increase over time as current contracts with below investment grade rated counterparties are fulfilled.

	2005	2006	2007	2008	2009	Average for 2005-2009	2010
Baseload Capacity (MW)(1)	5,222	5,327	5,359	5,359	5,359	5,325	5,359
Available Baseload Capacity (MW)(2)	4,791	4,943	5,146	5,107	5,090	5,015	5,090
Forward Firm Sales Obligations (MW)(3)	3,865	3,279	3,971	3,450	1,875	3,288	100
Forward Natural Gas Swap Agreements (MW)(4)	—	527	—	344	871	348	601
Forward Non-Firm Sales Obligations (MW)(5)	602	350	200	150	—	260	—
Total Baseload Sales (MW)	4,467	4,156	4,171	3,944	2,746	3896	701
Available Baseload Capacity Sold Forward-Firm(6)	81%	77%	77%	74%	54%	73%	14%
Available Baseload Capacity Sold Forward- Non-Firm(5)	13%	7%	4%	3%	—	5%	—
Total Available Baseload Capacity Sold Forward	93%	84%	81%	77%	54%	78%	14%
Weighted Average Forward Price ($ per MWh)(6)	43	44	38	40	46	42	49
Total Revenue Sold Forward ($ in millions)(3)(4)(6)	1,688	1,603	1,391	1,401	1,106	1,434	303

(1)
Baseload Capacity (MW) is the sum of the net generation capacity of our solid-fuel baseload plants and is based on tests performed by us and reported to the Electricity Reliability Council of Texas as of June 30, 2005 and includes the 44.0% undivided interest in South Texas Project Electric Generating Station we now own. Actual capacity can vary depending on factors including weather conditions, operational conditions and other factors. The Electricity Reliability Council of Texas requires periodic demonstration of capability, and the capacity of our generating units may vary individually and in the aggregate from time to time.

(2)
Available Baseload Capacity (MW) is the average capacity of our solid-fuel baseload plants adjusted for planned outages during the course of a year. It does not take into account possible unplanned outages and, for the period from January 1, 2005 through May 19, 2005, includes only a 30.8% undivided interest in South Texas Project Electric Generating Station.

(3)
All forward sales attributable to Texas Genco Holding, Inc.'s share of the output of STP were passed through to Texas Genco, LP prior and subsequent to the close of the Nuclear Acquisition.

(4)
The Forward Natural Gas Swap quantities reflected in equivalent MW are derived by dividing the quantity of MMBtu of natural gas hedged by the average market heat rate of the relevant Electricity Reliability Council of Texas zones as of June 30, 2005. Revenues sold forward include revenues associated with natural gas swap agreements which are estimated by multiplying the contracted fixed swap price we receive by the market heat rate of the relevant Electricity Reliability Council of Texas zones as of June 30, 2005. Under the terms of natural gas swap agreements, we receive (if the spot price of natural gas is less than the contracted fixed swap price) or pay (if the spot price of natural gas is more than the contracted fixed swap price) the difference between the cost of natural gas in the spot market and the contracted fixed swap price. Due to the high correlation between natural gas prices and power prices in the Electricity Reliability Council of Texas market, these arrangements are designed to hedge the amount of power sales revenue we will receive for the equivalent amount of capacity. Under these arrangements, assuming a constant market heat rate, as the price of natural gas rises, the amount we pay on the natural gas swap agreements is offset by an increase in the price we receive for power. Total revenue will be affected by any ineffectiveness recognized in connection with the natural gas swap agreements due to a change in the correlation between natural gas prices and electricity prices.

(5)
Forward Non-Firm Sales Obligations (MW) are sales for which we are not required to deliver electricity in the event of an outage at a baseload plant.

(6)
Includes amounts under fixed price power sales contracts and amounts financially hedged under natural gas swap agreements.

          We have also entered into a series of forward contracts to purchase fuel and fuel transportation for our solid-fuel baseload plants and, as of June 30, 2005, had contracted to purchase at future dates under fixed price contracts (with contractually-specified price adjustments) fuel to provide for approximately 78% of our expected generation from our solid-fuel baseload plants from 2005 through 2009. Our long-term supply arrangements expire in 2010 with respect to coal, in 2015 with respect to lignite and in 2010 with respect to uranium. In addition, we maintain long-term rail transportation contracts for the W. A. Parish and Limestone plants' coal requirements at contracted prices. We believe that our strategy of combining forward power sales and natural gas swap agreements with forward solid fuel and fuel transportation purchases, together with our relatively low capital expenditure requirements going forward, provides us significant financial flexibility. Specifically, we believe that our strategy should allow us to generate significant and growing free cash flow to, among other things, repay indebtedness, pay dividends to stockholders and grow our generating business in Texas and expand into other attractive domestic markets.

          Cost Reduction Opportunities.    Since we consummated the initial step of our acquisition of Texas Genco Holdings, Inc. in December 2004, we have implemented initiatives designed to reduce our costs and improve our operating performance. We expect these initiatives will result in 2005 cost savings of $30 million and annual savings thereafter of $75 million. For example:

  •
  we have decentralized and streamlined our business processes and operations. This has resulted in the elimination or reduction of a significant number of our central and shared services functions. We have implemented a successful workforce optimization plan that has, from December 31, 2004 through June 30, 2005, resulted in 412 employees accepting early retirement and 49 employees resigning or being severed, with minimal disruption to our operations. This represents a reduction of approximately 30% of our workforce;

  •
  we have quickly assumed the roles and responsibilities associated with the majority of the transition services agreements that were signed with CenterPoint Energy, Inc. in connection with the Formation Transactions. Specifically, as of May 1, 2005 we have successfully implemented our new integrated corporate software platform, plant procurement and maintenance systems and voice and data systems; and

  •
  we have optimized our asset base by suspending operation of units that are uneconomic. In that regard, we plan to sell, mothball for more than 180 days or retire 14 natural gas-fired units, representing 3,378 MW of available capacity, which we expect will further reduce operating expenses associated with the generation fleet.

          Strong Base for Disciplined Expansion.    Our existing portfolio of power plants and sites provides opportunities for expansion of our generating capacity. For example, we are planning upgrades to a unit at our Limestone plant that are expected to increase net generation capacity by 105 MW. In addition, because of our management team's breadth and depth of experience in major domestic power markets, we believe that we are in a strong position to selectively acquire and operate additional generating assets in Texas and other attractive domestic markets. Following historically high levels of generation asset construction in the late 1990s and subsequent underutilization, we see industry consolidation as a mechanism to deliver significant value to investors. According to industry sources, in excess of 30,000 MW of additional domestic power plant capacity is likely to be available for sale or transfer in the near-term. We believe that our management's experience in operating, acquiring and integrating domestic generation assets and the substantial free cash flow generation capability of our plants in Texas should allow us to expand our business in Texas and in other attractive domestic markets. Should these organic or external opportunities not emerge or not prove attractive enough to pursue, we plan to repay indebtedness and return capital to stockholders.

Our Strategy

  Business Strategy

          Our goal is to become the premier independent power producer in North America while maximizing value for our stockholders. We intend to pursue our goal by:

  •
  attracting and retaining talented, entrepreneurial employees;

  •
  improving the operating performance and lowering the operating costs of our power plants;

  •
  optimizing our asset base to match market conditions and demands;

  •
  opportunistically expanding our existing solid-fuel baseload power plants; and

  •
  evaluating and executing a disciplined growth program into other attractive domestic markets.

  Risk Management Strategy

          We have implemented a risk management strategy to reduce our exposure to fluctuations in the market prices of power and fuel, reduce our operating risk and increase the certainty of our cash flows. The focus of this strategy is to secure gross margins for our baseload generation capacity while maintaining sufficient generation capacity reserves to mitigate plant outage risks. We have implemented this strategy by executing Forward Sales Obligations coupled with forward solid fuel and fuel transportation arrangements to the extent practicable. Our risk management strategy includes the following key attributes:

  •
  no speculative commodity trading;

  •
  targeting selling forward on a firm basis up to 80% of future available baseload capacity for a rolling three-year period or longer depending on market conditions and our credit capacity;

  •
  selling the remainder of our future available baseload capacity on a short-term and/or non-firm basis, so that, together with our portfolio of natural-gas fired units, we will have available substantial reserve generation capacity;

  •
  using the financial markets to hedge power price risk where appropriate, subject to the above parameters;

  •
  coordinating our forward sales of power and natural gas swap agreements with our forward purchases of solid fuel and fuel transportation for comparable time periods and quantities, to the extent practicable; and

  •
  limiting future demands on our liquidity by capping, to the extent practicable, the amount of cash and letter of credit collateral provided to our counterparties.

The ERCOT Market

          The ERCOT market represents approximately 85% of the demand for power in Texas, covering the whole state with the exception of the far west (El Paso), a large part of the Texas Panhandle and two small areas in the Eastern part of the state, and is one of the nation's largest and fastest growing power markets. From 1994 through 2004, peak hourly demand in the ERCOT market grew at a compound annual rate of 3.2%, compared to a compound annual rate of growth of 2.2% in the U.S. for the same period. For 2004, hourly demand ranged from a low of 20,232 MW to a high of 58,095 MW. The demand for power in the ERCOT market is seasonal, with higher demand occurring during the warmer weather.

          As of September 2004, aggregate net generation capacity of approximately 81,000 MW existed in the ERCOT market, of which 73% was natural gas-fired. The ERCOT market has experienced significant construction of new generation plants in recent years, with over 20,000 MW of mostly natural gas-fired combined cycle generation capacity added to the market since 2000. However, in 2004 the ERCOT market continued to have a relatively small proportion of lower marginal cost generation capacity such as coal, lignite and nuclear plants (approximately 20,000 MW or 24% of the ERCOT market's net generation capacity).

          Prices in the ERCOT market are determined by negotiations between buyers and sellers and are not subject to a regulated price or rate of return. Due to the fact that demand almost always exceeds supply from solid-fuel baseload power plants in the ERCOT market, natural gas-fired plants set the market price of wholesale power more than 90% of the time. As a result, our lower marginal cost solid-fuel baseload plants are expected to be dispatched to generate power nearly 100% of the time they are available. Our solid-fuel baseload plants represented approximately 5,222 MW or 27% of the total solid-fuel baseload net generation capacity in the ERCOT market in 2004.

          With natural gas-fired plants setting the power price in the ERCOT market during most hours, solid-fuel baseload plants are able to capture attractive profits in the current natural gas price environment. On a pro forma basis giving effect to the Formation Transactions, for the twelve months ended March 31, 2005, the average baseload power price we realized for the three zones where we own assets was approximately $39.93 per MWh. On a pro forma basis giving effect to the

Formation Transactions, our average solid fuel cost for our solid-fuel baseload plants was approximately $12.56 per MWh for the twelve months ended March 31, 2005.

          The ERCOT market is a relatively isolated power market, with limited interconnections to other NERC power markets, which currently limits power imports to approximately 900 MW of capacity. Within the ERCOT market, the region is divided into five congestion zones (Northeast, North, Houston, South and West), which reflect transmission constraints that limit the amount of power that can flow across zones. Our W. A. Parish plant and all of our natural gas-fired plants are located in the Houston Zone, our Limestone plant is located in the North Zone and STP is located in the South Zone. We believe participating in three ERCOT market zones benefits our solid-fuel baseload assets and is a source of competitive advantage for our business. The following illustrates the three zones within the ERCOT market in which we operate and the net generation capacity by fuel type within all of the ERCOT market.

(1)
Source: ERCOT

          The ERCOT market operates under the reliability standards set by the North American Electric Reliability Council. The Texas Utility Commission has primary jurisdiction over the ERCOT market to ensure the adequacy and reliability of power supply across the state's main interconnected power transmission grid. The ERCOT ISO is responsible for facilitating reliable operations of the bulk electric power supply system in the ERCOT market. Its responsibilities include ensuring that power production and delivery are accurately accounted for among the generation resources and wholesale buyers and sellers. Unlike power pools with independent operators in other regions of the country, the ERCOT market is not a centrally dispatched power pool and the ERCOT ISO does not procure power on behalf of its members other than to maintain the reliable operations of the transmission system. The ERCOT ISO also serves as agent for procuring ancillary services for those who elect not to provide their own ancillary services.

          Since January 1, 2002, any wholesale producer of power that qualifies as a "power generation company" under the Texas electric restructuring law and that can access the ERCOT electric power grid is allowed to sell power in the ERCOT market at unregulated rates. In the ERCOT market, buyers and sellers enter into bilateral wholesale capacity, power and ancillary services contracts or may participate in the centralized ancillary services market, which the ERCOT ISO administers.

          The transmission capacity available in the ERCOT market affects power sales. The power transfer from generators to meet demand across a transmission line is limited by the transfer capability of the line. Therefore, power sales or purchases from one location to another may be constrained by the power transfer capability between locations. A transmission path with significant power flow, the loss of which may cause system reliability problems, is identified as a commercially significant constraint. When scheduled power transfers across transmission facility elements exceed the transfer capability of such elements, the transmission facility is constrained and transmission congestion is declared by the ERCOT ISO. Transmission congestion is then resolved through the use of ancillary services and unit specific deployments to reduce the transfer across the constrained facility. With the addition of new loads, generators and transmission facilities and the re-rating of older facilities, the commercially significant constraints and transfer capabilities can change. Under current protocol, the commercially significant constraints and the transfer capabilities along these paths are reassessed every year. The ERCOT ISO has also instituted direct assignment of congestion cost to those parties causing the congestion. This has the potential to increase the power generator's exposure to the congestion costs associated with transferring power between zones. The Texas Utility Commission has adopted a rule that contemplates replacing the existing zonal wholesale market design with a nodal market design that is based on locational marginal prices for power. One of the stated purposes of the proposed market restructuring is to reduce local (intra-zonal) transmission congestion costs. The market redesign project is expected to take effect in late 2006 at the earliest. We expect that implementation of any new market design will require modifications to our procedures and systems. We do not expect our competitive position in the ERCOT market will be adversely affected by the proposed market restructuring, although some of our plants may experience adverse pricing effects due to their location on the transmission grid.

          The amount by which power generation capacity exceeded peak demand (reserve margin) in the ERCOT market has exceeded 25% since 2001 because of excess capacity. For 2004, the reserve margin in the ERCOT market was 26%. Some degree of overcapacity is considered necessary given the critical importance of reliability and several ISO's have established target equilibrium reserve margin levels in the range of 15% to 17% and the ERCOT ISO has established a target equilibrium reserve margin level of approximately 12.5%. Reserve margins will decrease to the extent demand growth exceeds new supply. Overcapacity could cause some less efficient natural gas-fired units to be retired or mothballed, which would also decrease reserve margins. Furthermore, historical overbuilding and high reserve margins have tempered new unit construction.

          Overcapacity would have little impact on the dispatch of our solid-fuel baseload plants given their relatively low-cost position on the dispatch curve relative to other assets. Overcapacity could have relatively more impact on the dispatch of our natural gas-fired assets, many of which have heat rates that are higher than (and hence less efficient than) many newer natural gas-fired plants.

Competition

          The ERCOT market is highly competitive. We have approximately 80 competitors that include generation companies affiliated with Texas-based utilities, independent power producers, municipal and co-operative generators, owners of co-generation plants and wholesale power marketers. We are an independent power producer, which means that we generate power. Generation companies affiliated with utilities are power producers that are affiliated with utilities. Municipal and co-operative generators also generate power but use most of it to deliver power to their municipal or co-operative power customers. Owners of co-generation plants produce power primarily for their own consumption. Wholesale power marketers do not own generation; rather they buy power from generators or other market participants and resell it to retail providers or other market participants.

These competitors compete with each other and us by buying and selling wholesale power in the ERCOT market, entering into bilateral contracts and/or selling to aggregated retail customers.

          Competition in the ERCOT market is affected by, among other factors, the amount of generation and transmission capacity in the market. As of September 30, 2004, our plants, including our share of STP, provided approximately 14% of the aggregate net generation capacity serving the ERCOT market. According to ERCOT, the independent system operator for the electric market that services 85% of the electric demand in Texas, we are the second-largest generation company within the ERCOT market and the largest owner of power plants in the ERCOT market's Houston Zone. We participate in three zones in the ERCOT market, which we believe benefits our solid-fuel baseload plants and is a source of competitive advantage for our business. Our competition is based primarily on price but we also may compete based on product flexibility. Product flexibility means, for example, that rather than selling power for delivery 7 days a week, 24 hours a day, 365 days a year, we can shape the product for a customer's needs, such as selling power for delivery only during the peak hours of consumption. Our gas-fired units allow us to design and sell products for customers who have an obligation to meet load and need to shape their power purchase to match their load as it increases and decreases. The ERCOT market has had a very significant period of development of new power plants since January 2000 and hence currently has reserve margins that have exceeded 25%. Most of these plants were new combined cycle natural gas-fired plants and have not affected the dispatch of our solid-fuel baseload plants. We do not expect the growth of the generation supply in the ERCOT market to continue at the rate it has since 2000. According to industry sources, 2004 was the last year expected to see such growth, with about 2,500 MW added last year, and approximately 33% of previously announced new generation capacity, equivalent to 17,701 MW, has been canceled or postponed since 2001. For more information regarding this trend and other competitive factors in the ERCOT market, see "Risk Factors" and "— The ERCOT Market."

Seasonality

          Our revenues and operating income are subject to mild fluctuations during the year due to seasonal factors and weather conditions. Electricity demand is generally higher in the warmest and coldest months and therefore our power generation facilities generate more electricity during these months and our revenues and operating income are higher in these months. However, we derive the majority of our revenues from fixed price forward power sales and natural gas swap agreements that are generally sold at a single price for a calendar year, which largely offset the effects of seasonality and weather conditions on monthly power prices.

Power Sales

          As a wholesale generator, our core business is selling power, measured in megawatt hours, to our customers. We primarily achieve this by entering into forward contracts with our customers, and we measure the capacity sold forward in terms of megawatt hours. Capacity is the demonstrated ability of our units to produce power and is measured in megawatts. A megawatt of capacity is capable of delivering 8,760 MWh of power per year, or one megawatt of power in each hour of the year. In order to determine the megawatt hours of power we are required to deliver, the megawatts of capacity are multiplied by the number of hours in the year. For example, 100 MW of capacity sold forward for a given year implies 876,000 MWh of power must be delivered. For the year ended December 31, 2004 on a pro forma basis giving effect to the Formation Transactions, we sold approximately 49,536 MWh of power.

          Our Forward Sales Obligations are comprised of power purchase agreements, bilateral contracts, capacity auctions and natural gas swap agreements. While the terminology and payment mechanics vary in these contracts, each of these types of contracts requires us to deliver megawatt hours of power to our counterparties or, in the case of natural gas swaps agreement, hedge the price we will be paid for MWh of power to be delivered in the future.

          We provide collateral to many of the counterparties to our power purchase agreements, bilateral contracts and natural gas swap agreements in order to secure our performance under these contracts. This collateral generally consists of a letter of credit which is fixed in amount and, in some cases, a second lien on our assets.

  Customers

          Since January 1, 2002, we have sold power to wholesale purchasers, including retail power providers, at unregulated rates through our capacity auctions. In addition to retail power providers, our customers in the ERCOT market include municipal utilities, electric power co-operatives, power trading organizations and other power generation companies. We are also a significant provider to the ancillary services market operated by the ERCOT ISO.

          We currently have approximately 78% of the available baseload capacity for 2005 through 2009 sold forward under contracts at fixed prices, consistent with our risk management strategy. The substantial majority of this available baseload capacity has been sold to a few customers, including Goldman, subsidiaries of Reliant Energy, Inc., BP Energy Company, Coral Energy Resources, L.P. and Constellation Energy Group, Inc. Approximately 80% of our Forward Sales Obligations are with investment grade rated counterparties, and we expect this percentage to increase over time as contracts with below investment grade rated counterparties are fulfilled.

          During 2004, our revenues from sales and services to BP Energy Company and Reliant Energy, Inc. totaled $361.4 million (or 17% of our total revenues) and $1,328.4 million (or 62% of our total revenues), respectively.

  Goldman Power Purchase Agreement

          Under our power purchase agreement with J. Aron & Company, which we refer to as the "Goldman PPA," we have sold forward, on a fixed price basis, a substantial portion of our expected generation capacity beginning January 1, 2005 through December 31, 2009. As a result of this Goldman PPA, and a subsequent natural gas swap agreement, approximately 24% of available baseload capacity for 2005 through 2009 has been sold on a fixed price basis to Goldman, making Goldman our largest customer.

          The Goldman PPA is a firm, liquidated damages contract. Under the Goldman PPA, we are allowed to deliver power to the specified delivery points through operating our plants or through purchasing the power in the market. If either Limestone in the North Zone, or STP in the South Zone, has an outage or is derated we can alternatively deliver the power associated with these zones into the Houston Zone. All of our natural gas-fired plants are located in the Houston Zone. Additionally, under the Goldman PPA, we do not assume any pricing risk associated with the ERCOT market switching to a nodal pricing market design.

          As collateral for our obligations under the Goldman PPA and a subsequent natural gas swap agreement, we have agreed to post letters of credit in favor of Goldman. These letters of credit, in aggregate face value of $318.0 million, would only be drawn by Goldman in the event of our default under the Goldman PPA and only to the extent of a mark-to-market owing to Goldman as a result of power prices having risen relative to the prices set forth in the Goldman PPA and to the extent of any other amounts owing to Goldman under the Goldman PPA. We will have the right to reduce the face value of the letter of credit on certain dates to an amount equal to Goldman's then current maximum expected exposure under the Goldman PPA. See "Description of Indebtedness." We will have no obligation to increase the face value of the letter of credit or post any cash collateral, even if Goldman's maximum expected exposure increases over the term of the Goldman PPA or if there is a change in our creditworthiness. In addition to the letter of credit and as additional security for our obligations, we have granted to Goldman a second lien on the same assets that secure the senior secured credit facilities and the funded letter of credit facility.

          The obligations of Goldman under the Goldman PPA and a subsequent natural gas swap agreement are supported by an unlimited guarantee of The Goldman Sachs Group, Inc. which currently has senior unsecured debt ratings of Aa3 by Moody's and A+ by S&P. In addition to the guarantee, if The Goldman Sachs Group, Inc.'s senior unsecured debt rating by either Moody's or S&P is downgraded to the lowest investment grade level or one level above, it would be required to post collateral to us on an ongoing basis to the extent that our mark-to-market exposure to Goldman exceeds $100 million. If The Goldman Sachs Group, Inc.'s senior unsecured debt rating issued by either Moody's or S&P falls below investment grade, The Goldman Sachs Group, Inc. will be required to post collateral at such time in an amount equal to our full mark-to-market exposure to Goldman on an ongoing basis.

          In the event power prices decline in the future and Goldman fails to perform under the Goldman PPA, we would have the right to terminate the Goldman PPA and collect from Goldman an amount equal to the difference between the contract price and the lower market price; however, our ability to collect would be dependent on the amount of collateral then posted and Goldman's creditworthiness at the time.

  Bilateral Contracts

          We expect to sell our generation on a forward basis through bilateral contracts. We may also use financial markets to hedge commodity price risk exposure where appropriate. The goal of these strategies is to reduce our exposure to commodity price risk, and we intend to actively manage this risk on an ongoing basis. For example, we have a contract with Goldman, as described above under "— Goldman Power Purchase Agreement." We may continue to pursue similar bilateral agreements to sell power in the future.

  Capacity Auctions

  Texas Utility Commission State-Mandated Auctions

          Texas Genco Holdings, Inc., when it was a subsidiary of CenterPoint Energy, Inc., was required by Texas regulation to sell at auction firm entitlements to 15% of their installed generation capacity and related ancillary services on a forward basis to non-affiliates. We refer to the auctions held to satisfy this requirement as "Texas Utility Commission state-mandated auctions." We have filed with the Texas Utility Commission for a declaratory ruling that we are not required to conduct Texas Utility Commission state-mandated auctions. The Texas Utility Commission ruled at an open meeting in June 2005 that we are required to conduct the auction, although it indicated that if we sell generation units in the interim we may be excused from the auction. We are awaiting issuance of an order giving effect to the decision and may request a rehearing, in light of our announcement that we are offering for sale the natural gas-fired generation plants at Deepwater, H. O. Clarke and Webster. If we are required to conduct Texas Utility Commission state-mandated auctions, that obligation will continue through December 31, 2006.

          Revenues derived from Texas Utility Commission state-mandated auctions and Texas Genco auctions come from two sources: capacity payments and energy revenues. Capacity payments are based on the final clearing prices, in dollars per kilowatt-month, determined during the auctions. We bill and collect for these capacity payments on a monthly basis just prior to the month of the entitlement. Energy revenues consist of a variety of charges related to the fuel and ancillary services scheduled through our auctioned capacity entitlements. Energy revenues for solid-fuel baseload products are fixed prices specified in the auction products, while energy revenues for natural gas-based products are recovered through fixed heat rates specified for natural gas auction products multiplied by an index based on the Houston Ship Channel gas price. Additional charges, referred to as "adders," are included in the energy revenues to cover additional costs we incur when we are required to operate our plants at less efficient operating ranges. We bill and collect for these energy revenues on a monthly basis in arrears. Under the open bid pricing methodology used by us prior to March 2005, opening bid prices were set well below our cost. For the March and July auctions by agreement with the Texas Utility Commission staff and others, we set opening bid prices at our cost. If we are required to conduct the auctions for 2006, we would set opening price at our cost but this may be challenged and we may be required to use operating costs priced below our cost. The amount of capacity to be offered in a Texas Utility Commission state-mandated auctions is based on our installed capacity. If we are required to conduct such auctions for 2006 we do not intend to include capacity attributed to units in mothball greater than 180 days, but this may be challenged and we may be required to calculate the auction amount based on our operating and mothballed capacity.

  Texas Genco Auctions

          Through 2003, Texas Genco Holdings, Inc. was contractually obligated under an agreement with Reliant Energy, Inc., as part of the reorganization of Reliant Energy, Inc., to auction entitlements for the remaining portion equal to 85% of its available capacity to ERCOT market participants through an auction process initiated by Texas Genco Holdings, Inc. ("Texas Genco auctions"). Since Reliant Energy, Inc. chose not to exercise its option to purchase the shares of Texas Genco Holdings, Inc.'s common stock owned by CenterPoint Energy, Inc. in January 2004, Texas Genco Holdings, Inc. is no longer obligated to conduct any contractually-mandated Texas Genco auctions. We have sold capacity entitlements through Texas Genco auctions through 2009.

  Sales of Operating Reserves

          Generally, we intend to hold a portion of our available baseload capacity as operating reserves. From time to time, we sell power from our operating reserves on a non-firm basis or on a short-term basis. Operating reserves can also be used to satisfy our Forward Sales Obligations. Under an agreement to sell non-firm power, we are not obligated to deliver scheduled power quantities from a plant if we have an outage or derate at one of our solid-fuel baseload units. If we fail to deliver due to an outage or derate, we do not have to pay liquidated damages for the undelivered power quantities and do not have to purchase from the market or operate our natural gas-fired plants to supply the power. We typically receive a price for this power that is at a small discount to the price we receive for selling power on a firm basis.

Our Generation Plants

Overview

          We currently own 48 operating generation units at nine power generation plants located in Texas, including an undivided 44.0% interest in STP, a nuclear generation plant consisting of two generation units representing aggregate generation capacity of 2,557 MW. As of June 30, 2005, the aggregate net generation capacity of our portfolio of operating assets was 10,941 MW, which represents approximately 13% of the total net generation capacity serving the ERCOT market.

          The following table describes our electric power generation plants and net generation capacity as of June 30, 2005.

Generation Sites	Net Generation Capacity (MW)(1)	Number of Units	Fuel Type(2)	ERCOT Zone	Dates of First Commercial Operation(3)
Solid-Fuel Baseload Units:
W. A. Parish(4)	2,464	4	PRB Coal	Houston	1977-1982
Limestone	1,629	2	Lignite/PRB Coal	North	1985-1986
South Texas Project(5)	1,129	2	Nuclear	South	1988-1989

Total Solid-Fuel Baseload	5,222	8

Operating Natural Gas-Fired Units:
Cedar Bayou	1,492	2	Natural Gas	Houston	1970-1972
T. H. Wharton	1,090	17	Natural Gas	Houston	1967-1974
W. A. Parish (natural gas)(4)	1,086	5	Natural Gas	Houston	1958-1968
San Jacinto	162	2	Natural Gas	Houston	1995
S. R. Bertron	784	6	Natural Gas	Houston	1956-1967
Greens Bayou	715	7	Natural Gas	Houston	1973-1976
P. H. Robinson(6)	390	1	Natural Gas	Houston	1967

Total Operating Natural Gas-Fired	5,719	40

Total Operating	10,941	48

Mothballed or Retired Natural Gas-Fired Units(7):
Cedar Bayou	760	1	Natural Gas	Houston	1974
T. H. Wharton	229	1	Natural Gas	Houston	1960
Webster	387	2	Natural Gas	Houston	1965-1967
Deepwater	174	1	Natural Gas	Houston	1953
H. O. Clarke	78	6	Natural Gas	Houston	1968
P. H. Robinson	1,750	3	Natural Gas	Houston	1966-1973

Total Mothballed or Retired	3,378	14

Total	14,319	62

(1)
Figures for net generation capacity are demonstrated capability based on tests performed by us and reported to the Electric Reliability Council of Texas as of June 30, 2005 except for mothballed or retired units for which figures for net generation capacity are based on the last available test from the period in which units were in operation. Actual capacity can vary depending on factors including weather conditions, operational conditions and other factors. The Electric Reliability Council of Texas requires periodic demonstration of capability, and the capacity of our generating units may vary individually and in the aggregate from time to time.

(2)
PRB coal is coal mined from the Powder River Basin, a coal-producing area in northeastern Wyoming and southeastern Montana. Such coal has low sulfur content relative to most coal from the eastern United States.

(3)
These dates represent the range of dates on which our units began commercial operation.

(4)
W. A. Parish has nine units, four of which are baseload coal-fired units and five of which are natural gas-fired units.

(5)
Net generation capacity figure represents our 44.0% undivided interest in South Texas Project Electric Generating Station.

(6)
One unit at P. H. Robinson whose operations we had proposed to suspend has been identified by the Electric Reliability Council of Texas as necessary for system reliability requirements. We have entered into a one-year reliability "must-run" contract for this unit pursuant to which the Electric Reliability Council of Texas will pay us an amount equal to our costs to activate and operate the unit plus the cost of fuel and a limited margin when the unit is operating pursuant to the contract.

(7)
In January 2005, we filed notice with the Electric Reliability Council of Texas to suspend operations for 15 natural gas-fired units at six different plant sites that are uneconomic. The Electric Reliability Council of Texas has notified us that 14 of the units are not required for system reliability. We have placed three P. H. Robinson units and a unit at Cedar Bayou into mothball status for more than 180 days, will retire a unit at T. H. Wharton and will sell the Webster, Deepwater and H. O. Clarke sites, which comprise nine units.

  Baseload Plants

          W. A. Parish.    The W. A. Parish plant is one of the largest fossil-fired plants in the United States based on total megawatts of net generation capacity. The plant is located in the Houston Zone approximately 20 miles southwest of downtown Houston near Thompson, Texas. The plant was recognized by Platts' Power Magazine as one of the top power plants in the United States for 2004. The coal-fired plant includes four steam generation units for solid-fuel baseload service with an aggregate net generation capacity of 2,464 MW. Two of these units are 660 MW and 654 MW steam units that were placed in commercial service in December 1977 and December 1978, respectively. The other two units are 556 MW and 594 MW steam units that were placed in commercial service in June 1980 and December 1982, respectively. The units burn low sulfur PRB coal and are serviced by two competing railroads that diversify our sources of transportation for this coal at competitive prices. Approximately $430 million has been invested in NOx control systems through 2004. All of the units have Lo-NOx burners and Selective Catalytic Reduction ("SCR") installed to reduce NOx emissions. In addition, W. A. Parish Unit 8 has a scrubber installed to reduce SO2 emissions. There is also a natural gas-fired plant with aggregate net generation capacity of 1,086 MW. See "— Natural Gas-Fired Plants."

          Limestone.    The Limestone plant is a lignite and coal-fired plant located approximately 120 miles northwest of Houston. This plant includes two steam generation units with an aggregate net generation capacity of 1,629 MW. The first unit is an 851 MW steam unit that was placed in commercial service in December 1985. The second unit is a 778 MW steam unit that was placed in commercial service in December 1986. Limestone primarily burns both lignite from an on-site mine which serves to lower average fuel costs by eliminating railroad costs, which can represent up to two thirds of delivered fuel costs for plants of this type, and PRB coal. Both units have installed Lo-NOx burners to reduce NOx emissions and scrubbers to reduce SO2 emissions. We plan to upgrade Limestone Unit 2 by June 1, 2006, which involves replacing the high pressure and intermediate pressure turbines, rewinding the generator and replacing the main generator step-up transformer. These upgrades are expected to cost approximately $33 million and are expected to uprate the net generation capacity by 105 MW. We have sold a portion of this additional capacity forward.

          South Texas Project Electric Generating Station.    According to information published by the U.S. Department of Energy ("DOE"), in 2004, STP consisted of the two largest nuclear-powered generation units in the United States based on total megawatts of net generation capacity. This plant is located approximately 90 miles south of downtown Houston near Bay City, Texas and consists of two generation units representing 1,281 MW and 1,276 MW of generation capacity, respectively, and commenced operations in August 1988 and June 1989, respectively. STP is one of the newest nuclear-powered generation plants in the United States. For the year ended December 31, 2004, STP had a forced outage rate of 0.4% and a 99% capacity factor. We own a 44.0% interest in STP as a result of the Nuclear Acquisition and consummation of the ROFR. The City of San Antonio owns a 40% interest in STP and Austin Energy owns the remaining 16% interest.

          STP is currently owned as a tenancy in common among us and two other co-owners. We own the largest interest in STP of the group. Each co-owner retains its undivided ownership interest in the two nuclear-fueled generation units and the electrical output from those units. Under the co-owners' participation agreement, we are severally liable, but not jointly liable, for the expenses and liabilities of STP. CenterPoint Energy, Inc. and the other three original co-owners organized STP Nuclear Operating Company, a Texas not-for-profit corporation ("STPNOC"), to operate and maintain STP. STPNOC is managed by a board of directors composed of one director appointed by each of the three co-owners, along with the chief executive officer of STPNOC. No single owner controls STP and all decisions must be approved by two or more owners who collectively control at least 60% of the interests. As the owner of a 44.0% undivided interest in STP, we hold a veto right. Our share of direct expenses of STP is included in the corresponding operating expense categories in the accompanying financial statements of Texas Genco Holdings, Inc.

          The two STP generation units operate under licenses granted by the NRC that expire in 2027 and 2028. These licenses may be extended for additional twenty-year terms if the project satisfies NRC requirements. Adequate provisions exist for long-term on-site storage of spent nuclear fuel throughout the remaining life of the existing STP plant licenses.

  Natural Gas-Fired Plants

          Cedar Bayou.    The Cedar Bayou plant is a natural gas-fired intermediate plant, located east of Baytown, Texas. An intermediate plant is designed to operate for multiple days consecutively and is not designed for short-term peak operating or long-term baseload operation. This plant includes three generation units with an aggregate net generation capacity of 2,252 MW. The units are 750 MW, 742 MW and 760 MW steam units that were placed in service in December 1970, March 1972 and December 1974, respectively. ERCOT has determined that the third unit is not needed for system reliability and we have placed it in mothball status for more than 180 days.

          T. H. Wharton.    The T. H. Wharton plant is a natural gas-fired intermediate, cycling and peaking plant located in Houston. An intermediate, cycling and peaking plant is designed to operate for multiple days consecutively, or for a certain period of time each day when demand is highest, or for relatively short periods of time during the hours of the highest daily, weekly or seasonal loads. This plant consists of 18 steam and natural gas turbine units with a total net generating capacity of 1,319 MW. The plant has one 229 MW conventional natural gas-fired unit that was placed in commercial operation in 1960, which ERCOT has determined is not needed for system reliability and we will retire this unit. The plant also has two combined cycle units rated at 352 and 341 MW respectively, each consisting of one steam turbine with four natural gas turbines and heat recovery steam generators that were placed in commercial operation in 1974. The peaking units, or units that operate for relatively short periods of time during the hours of the highest daily, weekly or seasonal loads, consist of six simple-cycle natural gas turbines with a total net generation capacity of 385 MW that were placed in commercial operation in 1974 and one 12 MW simple cycle natural gas turbine with a diesel engine for black start, which enables it to start without an outside electrical supply, that was placed in commercial operation in 1967. ERCOT has determined that another unit, Unit 2, is not needed for system reliability and, as a result, we will retire it.

          W. A. Parish (natural gas).    The W. A. Parish (natural gas) plant is a natural gas-fired plant that includes five generation units with an aggregate net generation capacity of 1,086 MW. Two of these units are 163 MW and 168 MW steam units that were placed in commercial service in June 1958 and December 1958, respectively. These units were converted for daily cycling operation, or operation for a certain period of time each day when demand is highest, and are idle during the periods of the day when demand is low. The life of the units was extended in 1990 and 1991. The third unit at this plant is a 209 MW steam unit that was placed in commercial service in March 1961. The third unit has not been modified for cycling operation and serves as an intermediate unit, or a unit that is designed to operate for multiple days consecutively. The fourth unit is a 534 MW steam unit for daily cycling service that was placed in service in June 1968. This plant also has a 12 MW natural gas turbine available for peaking operation, or operation for relatively short periods of time during the hours of the highest daily, weekly or seasonal loads, and to enable it to start without an outside electrical supply that was placed in service in July 1967.

          San Jacinto.    The San Jacinto plant is a 162 MW natural gas-fired intermediate plant, which is designed to operate for multiple days consecutively. This plant is located in LaPorte, Texas and includes two units that produce electricity as well as a form of thermal energy such as heat or steam and associated equipment. Both units began commercial operation in April 1995. Each unit consists of a natural gas turbine that drives an air-cooled generator with the exhaust from the natural gas turbine being sent to a heat recovery steam generator. San Jacinto has a steam supply contract with the adjacent Dupont de Nemours Co. plant.

          S. R. Bertron.    The S. R. Bertron plant is a natural gas-fired cycling and peaking plant located in Deer Park, Texas. A cycling and peaking plant is designed to operate for a certain period of time each day when demand is highest, or for relatively short periods of time during the hours of the highest daily, weekly or seasonal loads. This plant consists of four steam electric power generation units, one auxiliary boiler for cycling operation, or operation for a certain period of time each day when demand is highest, and two natural gas turbines with an aggregate net generation capacity of 784 MW. The first two units at this plant are 161 MW and 168 MW steam units for cycling service that commenced commercial operation in April 1956 and March 1958, respectively. Both of these units underwent conversion and life extension in 1989 and 1990. The third and fourth units at this plant are 213 MW and 208 MW steam units that commenced commercial operation in April 1959 and March 1960, respectively. Both of these units are capable of daily cycling to their rated maximum capacity during peak load hours. This plant also has a 19 MW and a 15 MW simple cycle natural gas turbine. Both of these natural gas turbines provide peaking service, or operate for relatively short periods of time during the hours of the highest daily, weekly or seasonal loads, and commenced commercial operation in July 1967.

          Greens Bayou.    The Greens Bayou plant is a natural gas-fired cycling and peaking plant located northeast of Houston. A cycling and peaking plant is designed to operate for a certain period of time each day when demand is highest, or for relatively short periods of time during the hours of the highest daily, weekly or seasonal loads. This plant consists of one 396 MW steam turbine unit, six simple-cycle natural gas turbines with an aggregate net generation capacity of 715 MW. The 396 MW steam turbine unit provides cycling service or operates for a certain period of time each day when demand is highest, and was placed in commercial service in June 1973. The six natural gas turbines provide peaking service, or operate for relatively short periods of time during the hours of the highest daily, weekly or seasonal loads and were placed in commercial service in December 1976.

          Webster.    The Webster plant is a natural gas-fired cycling and peaking plant located southeast of Houston between the towns of Webster and League City. A cycling and peaking plant is designed to operate for a certain period of time each day when demand is highest, or for relatively short periods of time during the hours of the highest daily, weekly or seasonal loads. This plant has two units with an aggregate net generation capacity of 387 MW. One of these units is a 374 MW steam unit for cycling service, or operation for a certain period of time each day when demand is highest, that was placed in service in May 1965 and the other is a 13 MW natural gas turbine for peaking service, or operation for relatively short periods of time during the hours of the highest daily, weekly or seasonal loads, that was placed in commercial operation in July 1967. ERCOT has determined these units are not needed for system reliability and we will sell this site.

          Deepwater.    The Deepwater plant is a natural gas-fired plant located in southeastern Harris County, Texas. This plant consists of a 174 MW steam unit that commenced commercial operation in 1955 and underwent a life extension and conversion for cycling service, or operation during a certain period of time each day when demand is highest, in 1992. The remaining life of this unit is limited. ERCOT has determined this unit is not needed for system reliability and we will sell this site.

          H. O. Clarke.    The H. O. Clarke plant is a natural gas-fired peaking plant, which is designed for operation for relatively short periods of time during the hours of the highest daily, weekly or seasonal loads, that began operation in 1943. This plant is located in Houston and currently consists of six simple-cycle natural gas turbines with an aggregate net generation capacity of

78 MW that were placed in service in June 1968. The remaining life of these units is limited. ERCOT has determined this unit is not needed for system reliability and we will sell this site.

          P. H. Robinson.    The P. H. Robinson plant is a natural gas-fired intermediate plant, which is designed to operate for multiple days consecutively. This plant is located east of San Leon, Texas and consists of four steam generation units with an aggregate net generation capacity of 2,140 MW. The first unit is a 461 MW unit that was placed in service in June 1966 and the second unit is a 390 MW unit placed in service in April 1967. The third unit is a 552 MW unit that was placed in service in December 1968. The fourth unit is a 737 MW unit that was placed in service in December 1973. ERCOT has determined Units 1, 3 and 4 are not needed for system reliability and we will place Units 1, 3 and 4 in mothball status for more than 180 days. At ERCOT's request we have entered into a reliability must-run contract with ERCOT under which ERCOT may dispatch Unit 2 to meet ERCOT's reliability requests.

  Technical Services and Support Facilities

          We have a central support facility that we use to support our generation plants that we refer to as the Energy Development Complex ("EDC facility"). This facility includes office space, maintenance shops, chemical labs, warehouse facilities and a fleet maintenance garage. As part of our workforce optimization plan we have outsourced the chemical lab and fleet maintenance garage functions, and we have decentralized the warehouse facilities services function.

          We entered into a transition services agreement at the closing of the Initial Acquisition whereby CenterPoint Energy, Inc. provides certain treasury, corporate, information technology (including enterprise business systems operations and support), telecommunications services and support, records management, accounting and tax services. As of May 31, 2005, this agreement was limited to the provision of certain information technology services. This agreement will terminate on December 31, 2005 with provision for extension by mutual agreement. Prior to the closing of the Initial Acquisition, these services were provided to Texas Genco Holdings, Inc. under a substantially similar agreement.

          We entered into a technical services agreement pursuant to which Reliant Energy, Inc. is obligated to provide systems, technical, programming and consulting support services and hardware maintenance, excluding plant-specific hardware, necessary to provide generation system planning, dispatch and settlement and communication with the ERCOT ISO, which expires on December 31, 2005. This services agreement enables us to transition these functions to our own facilities. This agreement also includes a permanent license for certain software used in providing these services, subject to payment of fees under the agreement. A project is currently underway to implement requisite replacement systems and services at our own facilities which will provide for ongoing independent operation and support. This project is scheduled for completion by December 31, 2005. Prior to this agreement, these services were provided to Texas Genco Holdings, Inc. under a substantially similar agreement.

  Joint Operating Agreement with the City of San Antonio

          We have a joint operating agreement with the City Public Service Board of San Antonio ("CPS") to jointly dispatch our portfolio of generation units with CPS's portfolio of 4,823 MW of generation capacity as a joint operating system to meet our combined obligations. This agreement with CPS expires in 2009 and can be terminated at any time by either party with 90 days' notice. The combined system includes approximately 19,000 MW of generation capacity and provides us with added economies of scale and production cost savings. A large portion of the benefit of joint operations is due to San Antonio's significant amount of capacity at its solid-fuel baseload generation plants. We share the benefits resulting from this agreement equally with the City of San Antonio. Both parties are permitted to sell their capacity outside of the joint operating system if it is economically prudent to do so, in which case the parties would lose the agreement's cost savings benefits with respect to those sales. The capacity of CPS's generation plants covered by the joint operating agreement is not included in our capacity auctions described under "— Power Sales — Capacity Auctions" above.

Fuel Supplies

          We rely primarily on coal, lignite, uranium and natural gas to fuel our power plants. Many of these plants can burn oil as an alternative to natural gas on a limited basis when conditions merit. The fuel mix used to produce the megawatt hours we generated for the three months ended March 31, 2005 on a pro forma basis giving effect to the Formation Transactions was approximately 66% coal and lignite, 19% nuclear and 15% natural gas. Based on our current assumptions regarding the cost and availability of fuel, plant operation schedules, load growth, load management and the impact of environmental regulations, we do not expect the mix of fuel used by our generation portfolio during 2005 will vary materially from 2004 other than through our increased use of uranium due to the consummation of the ROFR.

Coal and Lignite

  W. A. Parish

          In 2004, we purchased approximately 80% of the fuel requirements for our four coal-fired generation units at our W. A. Parish plant under two fixed-quantity supply contracts with Spring Creek Coal Company and Kerr-McGee Coal Corporation scheduled to expire in 2011 for approximately 20% of the supply and in approximately 2010 for approximately 60% of the supply. The price for low sulfur PRB coal under the first contract is tied to market prices in 2003 and will be reset to market price in 2008. The price for PRB coal under the second contract is at a level approximately three times greater than the spot market prices for coal as of December 31, 2003 and will not be reset to spot market prices. The terms of this contract resulted from the market conditions in effect during the 1970s when the contract was entered into, including shortages of natural gas supplies, increased demand for low sulfur coal as a result of new environmental regulations and uncertainty regarding the future availability of long-term sources of coal supply. Under these coal supply contracts, approximately 85% of the coal will be contracted at firm inflation-indexed prices through 2009. We purchase our remaining coal requirements (approximately 20%) for our W. A. Parish plant under short-term contracts, which are subject to fluctuations in the market price for coal. If we are unable to obtain coal under our two long-term contracts, we likely would replace it with PRB coal from the Wyoming market and petroleum coke from Texas. We have long-term rail transportation contracts with Burlington Northern Santa Fe Railroad and the Union Pacific Railroad Company to transport coal to our W. A. Parish plant. Despite the above-market coal prices under these long-term contracts, our fuel costs associated with producing power from our coal-fired plants are, based on recent natural gas prices, significantly lower than the fuel costs associated with producing power from our natural gas-fired plants.

  Limestone

          We obtain the lignite used to fuel the two generation units of our Limestone plant from a surface mine adjacent to the plant. We own the mining equipment and facilities and a portion of the lignite reserves located at the mine. Mining operations are conducted by Texas Westmoreland Coal Company, the owner of the remaining lignite reserves. In the past, we have obtained our lignite requirements under a long-term contract on a cost-plus basis. Since July 2002, we have obtained our lignite requirements under an amended long-term contract with the owner/operator at a firm price. We expect the lignite reserves will be sufficient to provide 70% to 75% of the fuel requirements of this plant through 2015. Pursuant to the amended long-term contract, the owner of the mine is responsible for performing ongoing reclamation activities at the mine until all lignite reserves have been produced. When production is completed at the mine, we are responsible for final mine reclamation obligations. Final reclamation activities are estimated to commence in 2015, and as of March 31, 2005, we had accrued $6.4 million for this future obligation. The remaining 25% to 30% of our fuel need is PRB coal purchased under a fixed price contract which extends through 2007 and thereafter will be purchased at market prices. We generally maintain inventory of 30 to 45 days of PRB coal at the plant. If we are unable to obtain lignite or PRB coal pursuant to these contracts, we likely would replace it with PRB coal from the Wyoming market and petroleum coke from Texas. Our Limestone plant is connected with the Burlington Northern Santa Fe Railroad. We currently have a sufficient number of rail cars to support this mix of lignite and PRB coal consumption at our Limestone plant.

  Uranium

          The owners of STP satisfy fuel supply requirements for STP by acquiring uranium concentrates, and contracting to convert uranium concentrates into uranium hexafluoride, enrich uranium hexafluoride, and fabricate nuclear fuel assemblies. We are party to a number of contracts covering a portion of the fuel requirements of STP for uranium, conversion services, enrichment services and fuel fabrication. These contracts have varying expiration dates. Supply and delivery of uranium for STP are secured through 2010, under a fixed price constant dollar contract (with increases tied to inflation). STPNOC, on behalf of the co-owners, has long-term enrichment and fuel assembly fabrication contracts that extend for the length of the current NRC licenses for STP, which expire in 2027 and 2028. We believe that sufficient capacity for nuclear fuel supplies and processing exists to permit normal operations of STP's nuclear powered generation units and that STPNOC has adequate arrangements in place for alternative suppliers.

  Natural Gas

          We have long-term natural gas supply contract with, Kinder Morgan Energy Partners, L.P. Our long-term contract contains pricing provisions based on fluctuating spot market prices. In 2004, we purchased approximately 65% of our natural gas requirements under this long-term contract. In addition, most of our natural gas-fired plants are connected to pipelines which allow us to purchase natural gas on the spot market from third parties. We purchased the remaining 35% of our natural gas requirements in 2004 on the spot market. Based on current market conditions, we believe we will be able to replace the supplies of natural gas covered under our long-term contracts when they expire with natural gas purchased on the spot market or under new long-term or short-term contracts. We purchase natural gas under contracts at spot market prices in order to match our contracts to sell power from our natural gas-fired facilities in which we typically receive an energy payment that is indexed to the spot natural gas market prices.

          Our natural gas requirements are generally more volatile than our other fuel requirements because we use natural gas to fuel our intermediate, cycling and peaking plants and other more economical fuels to fuel our solid-fuel baseload plants. Since our intermediate and peaking plants are dispatched to meet the variations of demand for power, our natural gas requirements are highly variable, on both an hour-to-hour and day-to-day basis. Although natural gas supplies have been sufficient in recent years to supply our generation portfolio, available supplies are subject to potential disruption due to weather conditions, transportation constraints and other events.

Insurance

  General

          We carry insurance coverage consistent with companies engaged in similar commercial operations with similar properties including business interruption insurance for the coal and lignite plants. However, our insurance policies are subject to certain limits and deductibles as well as policy exclusions. Adequate insurance coverage in the future may be more expensive or may not be available on commercially reasonable terms. Also, the insurance proceeds received for any loss of or any damage to any of our generation plants may not be sufficient to restore the loss or damage without negative impact on our financial condition, results of operations or cash flows.

  Nuclear

          We and the other owners of STP maintain nuclear property and nuclear liability insurance coverage as required by law and periodically review available limits and coverage for additional protection. The owners of STP currently maintain $2.75 billion in property damage insurance coverage, which is above the legally required minimum. STP currently carries accidental outage coverage with a seventeen week deductible and a six week indemnity at a rate of $3,500,000 per week. This coverage may not be available on commercially renewable terms or may be more expensive in the future and any proceeds from such insurance may not be sufficient to indemnify the owners of STP for their losses.

          Owners of nuclear power plants are required under the Price-Anderson Act to maintain insurance for public liability resulting from a nuclear incident. We maintain insurance coverage consistent with the Price-Anderson Act and periodically review available limits and coverage for additional protection. The Price-Anderson Act is a regulatory regime under which owners of nuclear power plants in the U.S. are collectively responsible for retrospective secondary insurance premiums for liability to the public arising from nuclear incidents in excess of the primary insurance coverage required under the Act, currently $300 million. We and the other owners of STP currently maintain the required nuclear liability insurance policy. The owners of STP are liable for any single incident, whether it occurs at STP or at another nuclear power plant not owned by us, to the extent that public liability exceeds the primary insurance coverage for such nuclear power plant, for up to $10 million in retrospective premiums for such incident per year per reactor. The total liability for us and the other owners of STP for such retrospective premiums for a single incident is currently capped at approximately $200 million, subject to adjustments for inflation. Therefore, our liability would be capped at 44.0% of this amount, or approximately $89 million ($9 million a year under existing law).

          The conference committee of the U.S. Congress responsible for resolving differences between the House of Representatives and Senate versions of the Energy Policy Act of 2005 completed work on its conference report early on July 26, 2005. Both the House and Senate are expected to complete action on this conference report prior to the summer recess on July 29, 2005. Included in the proposed legislation is a provision that would extend the Price-Anderson Act for 20 years and increase retrospective premium obligations under the Act from $10 million to $15 million per reactor per year, up to a total of $95.8 million per reactor per accident plus a surcharge.

          Because of the Price-Anderson Act, we and the other owners of STP may be liable for retrospective premiums for incidents occurring at other nuclear plants over which we exercise no operational control. In addition, not all losses or liabilities associated with STP may be covered by the Price-Anderson Act. Furthermore, we cannot assure you that all potential losses or liabilities associated with STP will be insurable, or that the amount of insurance available will be sufficient to cover them. Any substantial losses not covered by insurance would have a material adverse effect on our financial condition, results of operations or cash flows.

Regulation

          We are subject to regulation by various federal, state and local governmental agencies, including the regulations described below and under "— The ERCOT Market" and "— Environmental Matters — Regulation" below.

  Federal Energy Regulatory Commission

          In October 2003, the FERC certified Texas Genco, LP, our wholly owned subsidiary that owned and operated our non-nuclear power plants and owned our interest in STP, as an EWG as defined in the PUHCA. As a result, we are exempt from substantially all provisions of the PUHCA as long as Texas Genco, LP and our other subsidiaries that own power plants remain EWGs.

          On August 12, 2004, Texas Genco II, LP filed an application with the FERC for determination of EWG status in connection with its ownership and operation of our non-nuclear power plants as a result of the Initial Acquisition. On September 24, 2004, the FERC issued an order certifying the EWG status of Texas Genco II, LP. As a result, Texas Genco II, LP is exempt from substantially all provisions of the PUHCA.

          On October 28, 2004, Texas Genco, LP filed an application with the FERC for redetermination of its status as an EWG in connection with the proposed acquisition of an additional interest in STP as result of the exercise of the ROFR. On December 23, 2004, the FERC issued an order certifying the EWG status of Texas Genco, LP. As a result, Texas Genco, LP remains exempt from substantially all provisions of the PUHCA.

          On October 7, 2004, in connection with the ROFR, AEP filed for FERC authorization under Section 203 of the Federal Power Act in connection with the sale to Texas Genco, LP and the City of San Antonio of an interest in STP. On February 25, 2005, the FERC issued an order authorizing the sale.

          In addition, so long as we do business solely in the ERCOT market, we will not otherwise be subject to FERC jurisdiction.

  Nuclear Regulatory Commission

          As a holder of an ownership interest in STP, Texas Genco, LP is an NRC licensee subject to NRC regulation. Texas Genco, LP holds a related interest in STP Nuclear Operating Company, a not-for-profit Texas corporation that is the NRC-licensed operator of STP. NRC regulation involves licensing, inspection, testing, evaluation and modification of all aspects of plant design and operation, technical and financial qualifications, and decommissioning funding assurance in light of NRC safety and environmental requirements. Continuous demonstrations to the NRC of compliance with NRC requirements are required. The NRC has the ultimate authority to determine whether any nuclear powered generation unit may operate.

  Public Utility Commission of Texas (Texas Utility Commission)

          In connection with the Initial Acquisition, we were required to register with the Texas Utility Commission as a power generation company. On November 4, 2004, Texas Genco II, LP filed an application for registration as a power generation company with the Texas Utility Commission in connection with the Genco LP Division. On November 10, 2004, the Texas Utility Commission approved the registration of Texas Genco II, LP as a power generation company. The Texas Utility Commission had previously approved the registration of Texas Genco, LP as a power generation company on October 28, 2002. Power generation companies must keep current contact information on file with the Texas Utility Commission. As a result of the Nuclear Acquisition and the ROFR, we reported the change in ownership of Texas Genco, LP and the increase in our share of STP to 44.0% to the Texas Utility Commission on May 19, 2005. The Texas Utility Commission also has jurisdiction over power generation companies with regard to the administration of nuclear decommissioning trusts (described below), Texas Utility Commission state-mandated capacity auctions (to the extent they are required) and the implementation of measures to mitigate any undue market power that a power generation company may have and to remedy market power abuses in the ERCOT market. On March 18, 2005, we filed with the Texas Utility Commission for a declaratory ruling that we are no longer required to conduct Texas Utility Commission state-mandated capacity auctions. The Texas Utility Commission ruled at an open meeting in June 2005 that we are required to conduct the auction, although it indicated that if we sell generation units in the interim we may be excused from the auction. We are awaiting issuance of an order giving effect to the decision and may request a rehearing, in light of our announcement that we are offering for sale the natural gas-fired generation plants at Deepwater, H. O. Clarke and Webster.

  Decommissioning Trusts

          Upon expiration of the operating licenses for the two generating units at STP (currently scheduled for 2027 and 2028), the co-owners of STP are required under federal law to decontaminate and decommission STP. External trusts have been created to fund Texas Genco, LP's share of the decommissioning costs for STP. In May 2004, an outside consultant estimated a 44.0% share of the STP decommissioning costs to be approximately $650 million in 2004 dollars. The consultant's calculation of decommissioning costs for financial planning purposes used the "DECON" methodology, one of the three alternatives acceptable to the NRC. The DECON methodology involves removal of all radioactive material from the site following permanent shutdown of the generating units.

          Currently, Texas Genco, LP's funding against this decommissioning obligation is contained within two separate trusts. In accordance with the terms of its current Texas Utility Commission rate order, CenterPoint Energy Houston Electric, LLC, which we refer to as "CenterPoint Houston," is currently authorized to collect approximately $2.9 million per year from its transmission and distribution customers and is obligated to deposit the amount collected into the STP decommissioning trust created by Texas Genco, LP to cover decommissioning of our 30.8% interest in STP. AEP is currently authorized by the Texas Utility Commission to collect approximately $4.3 million per year from its transmission and distribution customers and is obligated to deposit the amount collected into the STP decommissioning trust created by Texas Genco, LP to fund decommissioning of the 13.2% interest in STP, for the ROFR. As of April 2005, the fair market value of the investments in the two separate external trusts established to fund the decommissioning of our 44.0% interest in STP was $287.0 million.

          On October 26, 2004, a new Texas Utility Commission rule to govern the transfer and administration of nuclear decommissioning trusts became effective. The new rule provides that the parties to the transfer of an interest in a nuclear generation facility must file for approval of all new agreements related to the decommissioning trusts prior to the closing of the transaction. In addition, the collecting utility (in this instance, both CenterPoint Houston and AEP) must file an application with the Texas Utility Commission for the establishment of a separate nonbypassable charge for collection of decommissioning costs consistent with the prior rate order of each collecting utility, not later than 30 days after the close of the transaction. On November 10, 2004, CenterPoint Houston and Texas Genco, LP jointly filed for Texas Utility Commission approval of (i) a decommissioning funds collection agreement and (ii) a separate nonbypassable decommissioning charge consistent with CenterPoint Houston's prior rate order. On February 10, 2005, AEP filed for approval of the agreements related to the transfer of the decommissioning trust funds related to the ROFR. On May 11, 2005, the Texas Utility Commission approved by separate final orders the agreements related to the transfer of the decommissioning trust funds related to the Nuclear Acquisition and the ROFR. On May 25, 2005, the Texas Utility Commission approved the establishment of a separate nonbypassable charge for CenterPoint Houston for collection of decommissioning costs consistent with the prior rate order of CenterPoint Houston. It is expected that AEP will file for establishment of a separate nonbypassable charge for collections of decommissioning costs consistent with its prior rate order in the near future now that the ROFR transaction has closed. The new rule would further require us to update the decommissioning cost study for STP at least once every five years, and provides for periodic adjustments to the annual decommissioning funding amount and the corresponding nonbypassable charges should the funding levels be inadequate.

          In the event that the funds from the trusts are ultimately determined to be inadequate to decommission the STP facilities, CenterPoint Houston and AEP will be required to collect through their Texas Utility Commission-authorized nonbypassable charges to customers all additional amounts required to fund the decommissioning obligations relating to our 44.0% share, provided that we have complied with the Texas Utility Commission's rules and regulations regarding decommissioning trusts. Following the completion of the decommissioning, if surplus funds remain in the decommissioning trusts, any excess will be refunded to the respective rate payers of CenterPoint Houston or AEP (or their successors).

          The owners of STP must provide a report on the current status of decommissioning funding to the NRC every two years. However, during a sale, merger or acquisition, the report is required each year. The report compares the current external trust funding levels to that year's minimum decommissioning amounts calculated in accordance with NRC requirements. The NRC requirements determine the decommissioning cost estimate by escalating the NRC's estimated decommissioning cost of $105 million per unit, expressed in 1986 dollars, for the effects of inflation between 1986 and the recent year-end and then multiplying by 44.0% to reflect our share of each unit of STP. This estimate is the minimum required level of funding as of the most recent year-end. The last report was submitted to the NRC in March 2005 and showed that, as of December 31, 2004, the aggregate NRC minimum funding level for our 44.0% interest in STP was $121.4 million. While the trust's funding levels have historically exceeded minimum NRC funding requirements, we cannot assure you that the amounts held in trust will be adequate to cover the actual decommissioning costs of STP. These costs may vary because of changes in the assumed date of decommissioning and changes in regulatory requirements, technology and costs of labor, materials, equipment and waste burial.

  Environmental Matters

  Regulation

          We are subject to a number of federal, state and local laws and regulations relating to the protection of the environment and the safety and health of company personnel and the public. These requirements relate to a broad range of our activities, including:

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  the discharge of pollutants into the air, water and soil associated with our operations;

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  the identification, generation, storage, handling, transportation, disposal, record keeping, labeling and reporting of, and the emergency response in connection with, hazardous and toxic materials and wastes, including asbestos, associated with our operations;

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  noise emissions from our plants; and

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  safety and health standards, practices and procedures that apply to the workplace and the operation of our plants.

          In order to comply with these requirements, we will spend additional amounts and devote other resources from time to time to:

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  construct or acquire new equipment;

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  alter the blend of fuels;

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  acquire permits and/or marketable allowances or other emission credits for plant operations;

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  modify, repair or replace existing equipment; and

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  clean up or decommission waste disposal areas, fuel storage and management facilities, and other locations and facilities, including our generation plants.

          We do not expect to be required to incur additional material environmental capital expenditures in the near term, and, therefore, we do not expect environmental regulations to have a material effect on our earnings or competitive position in the near term. We currently expect to incur an aggregate of approximately $17.5 million in environmental capital expenditures in fiscal 2005 and 2006, primarily with respect to air emission regulations.

          If we do not comply with environmental requirements that apply to our operations, regulatory agencies could seek to impose on us civil, administrative and/or criminal liabilities as well as seek to curtail our operations. Private parties could also seek to impose upon us liabilities for property damage, personal injury or possibly other costs and, under some statutes, civil fines or penalties.

          Under the federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 ("CERCLA"), as amended, owners and operators of plants from which there has been a release or threatened release of hazardous substances, together with those who have transported or arranged for the disposal of those substances, are potentially liable for various costs, including:

  •
  all or part of the costs of responding to that release or threatened release; and

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  natural resource damages caused by any such release.

          Such liability may be imposed without fault, and may be joint and several, which can result in a liable party being held responsible for more than its share, or even all, of the liability associated with a particular release or threatened release of hazardous substances.

          Many of the properties we own or operate have been used for industrial operations and activities for many years. Many of those properties also store, or historically have stored, hazardous substances in underground storage tanks. Some remediation of hazardous substances at a number of our properties has occurred in the past. We expect to incur additional costs for managing historic releases of such substances from our plants, both during operations and decommissioning of plants and equipment. Expenditures for remediation of such releases on our properties (or the properties of third parties) have not been material in the past. However, it could be determined in the future that our plants, or other properties for which we have or are alleged to have liability, have additional soil or groundwater contamination caused by the release of hazardous substances associated with our historical, current or future operations, or that the costs of managing such matters increase beyond current levels or currently anticipated levels. We are generally responsible for all on-site liabilities associated with the environmental condition of our properties, regardless of when the liabilities arose, whether the liabilities are known or unknown, or whether the liabilities arose from the activities of third parties.

  Air Emissions

          Fossil fuel-fired power plants can be major sources of air pollutants, including SO2, NOx and mercury. Pursuant to the federal Clean Air Act ("CAA"), such plants are subject to substantial regulation and enforcement oversight by the EPA and applicable state environmental regulatory agencies. Other than STP, all of our plants combust fossil fuel (either coal, oil or natural gas) to produce power, and therefore are subject to the detailed and complex air compliance requirements imposed by the EPA and the Texas Commission on Environmental Quality ("TCEQ").

          In 1999, the EPA commenced a nationwide civil enforcement initiative focusing on compliance by coal-fired power plants with the New Source Review ("NSR") and Prevention of Significant Deterioration ("PSD") programs under the CAA. The EPA typically has issued information requests under Section 114 of the CAA to obtain information concerning modifications and other activities at these facilities that may have triggered the NSR or PSD permitting requirements. The information the EPA obtains through such requests sometimes has led to administrative and judicial enforcement actions resulting in the installation of costly emissions control equipment, as well as in civil penalties. The EPA's Region VI (which includes all of Texas and four other states) indicated in September 2004 that it intends to evaluate 75%-80% of the coal-fired power plants in its region over the next several years for potential violations of the NSR or PSD programs. During air emissions inspections of our Limestone plant in November 2004, an EPA inspector informally advised us that the EPA has drafted, but not yet sent, an information request letter pursuant to Section 114 of the CAA concerning potential NSR or PSD issues at the Limestone plant. Our Limestone plant, as well as other plants of ours, may be the subject of such information requests in upcoming months or years. We do not believe any such request letters are likely to result in the identification of material NSR or PSD compliance issues at our power plants.

          From January 1, 2000 through December 31, 2004, we invested approximately $700 million for NOx emissions controls at our plants. As a result, emissions from our plants in the Houston-Galveston CMSA have been reduced by approximately 88% from 1998 levels and our fleet overall operates at one of the lowest NOx emissions rates in the country. In the aggregate, our plants are in compliance with current NOxemission limits and are not expected to need to install additional NOx controls beyond those currently budgeted. In addition, we do not expect to purchase additional NOx emissions credits to comply with the recently promulgated Clean Air Interstate Rule ("CAIR") or with proposed future air emissions legislation such as the Clear Skies Act.

          The combustion of fossil fuel results in NOx emissions that interact with volatile organic compounds to contribute to the formation of ground level ozone. The eight-county Houston-Galveston CMSA has been designated by the EPA as a severe ozone non-attainment area under its "1-hour" ozone standard and a moderate ozone non-attainment area under its "8-hour" ozone air quality standard. Both the 1-hour ozone standard and the 8-hour ozone standard measure ozone levels. The 1-hour ozone standard, relative to the 8-hour ozone standard, permits higher levels of ground level ozone measured over a shorter (1-hour) period of time. Such areas are required to attain compliance with the EPA's 1-hour ozone air quality standards no later than November 15, 2007 and the 8-hour ozone standards no later than June 15, 2010. Rules for NOx emissions aimed at attaining the 1-hour ozone standard have been adopted by the TCEQ. These TCEQ rules, as well as provisions of the Texas electric restructuring law, require substantial reductions in NOx emissions from power plants, including ours, which we believe we currently meet. Additional costs for NOx emissions control may result from future rules implementing the 8-hour ozone standards, which are expected to be adopted by the TCEQ in 2007.

          In July 2002, the White House sent to the United States Congress a bill proposing the Clear Skies Act, which is designed to achieve long-term reductions of multiple pollutants produced from fossil fuel-fired power plants. If enacted, it would require substantial additional reductions in SO2, NOx and mercury emissions and would create a gradually imposed market-based compliance program that would come into effect initially in 2008 with full compliance required by 2018. Fossil fuel-fired power plants owned by companies such as us would be affected by the adoption of this program, or other legislation currently pending in Congress addressing similar issues. To comply with such programs, we and other regulated entities could pursue a variety of strategies, including the installation of pollution controls, purchase of emission allowances, or the curtailment of operations. To date, Congress has not enacted the Clear Skies Act or other bills (including bipartisan proposals) that would impose more stringent requirements on fossil fuel-fired power plants.

          In response to Congressional inaction on the proposed Clear Skies Act, on March 10, 2005, the EPA issued the CAIR, which requires reductions in NOx and SO2 similar to those found in the proposed Clear Skies Act. However, in contrast to the Clear Skies Act, the CAIR affects emissions in 28 states in the eastern U.S., including Texas, and the District of Columbia. Emissions reduction targets for NOx and SO2 are similar to the Clear Skies Act, and the proposed rule would be implemented in two phases effective in 2010 and 2015. Due in part to our substantial investments to achieve the NOx reductions outlined above, we do not believe that further significant additional expenditures would be required to comply with the CAIR through 2015.

          On March 15, 2005, EPA issued the Clean Air Mercury Rule, which regulates coal-fired power plants under Section 111 of the CAA. Under this rule, mercury reductions are to be achieved on a national scale through a cap-and-trade program, allowing reductions to be made at the most economical locations. The mercury cap-and-trade rule calls for implementation in two phases, in 2010 and 2018, with reduction levels set at approximately 50% and 70%, respectively. We will likely be required to reduce mercury emissions at our W. A. Parish and Limestone plants by, for example, increasing the efficiency of our existing scrubbers, installing additional control technologies to improve the mercury removal efficiency of our units or increasing (potentially to 100%) the consumption of coal supplied from the PRB in Wyoming. PRB coal has a substantially lower mercury content than the lignite currently consumed at our Limestone plant. It is also possible that we may elect to purchase emission allowances in lieu of installing mercury emission control equipment if we determine that it makes economic sense to do so. The Clean Air Mercury Rule is the subject of litigation the results of which could adversely affect the timing of our future capital projects.

          In 1998, the United States became a signatory to the Kyoto Protocol of the United Nations Framework Convention on Climate Change. The Kyoto Protocol, which until recently had not received the necessary individual nation ratifications to go into effect, calls for developed nations to reduce their emissions of greenhouse gases to five percent below 1990 levels by 2012. Carbon dioxide, which is a major byproduct of the combustion of fossil fuel, is a greenhouse gas that would be subject to the Kyoto Protocol. In November 2004, Russia ratified the Kyoto Protocol, which became effective in February 2005.

          In 2002, President Bush withdrew the United States' support for the Kyoto Protocol while endorsing voluntary greenhouse gas reduction measures. As the Kyoto Protocol becomes effective, there will likely be increasing international pressure on the United States to adopt mandatory restrictions on carbon dioxide emissions. States in the New England and Mid-Atlantic regions of the United States have committed to take steps on their own to facilitate regulation of greenhouse gas emissions, and Massachusetts has adopted regulations that limit carbon dioxide emissions from certain power generating plants. In recent years, the United States Congress has considered bills that would regulate domestic greenhouse gas emissions, but such bills have not been enacted into law. If the United States ultimately ratifies the Kyoto Protocol and/or if the United States Congress or the state of Texas ultimately passes legislation regulating the emission of greenhouse gases, any resulting limitations on power plant carbon dioxide emissions could have a material adverse impact on all fossil fuel-fired power plants (particularly coal-fired plants), including those belonging to us.

  Water

          The federal Clean Water Act generally prohibits the discharge of any pollutant (including heat) into any body of surface water, except in compliance with a discharge permit issued by a state environmental regulatory agency or the EPA.

          Following litigation requiring the EPA to act, in July 2004, the EPA published its "Phase II" final rules under Section 316(b) of the Clean Water Act relating to the design and operation of existing cooling water intake structures. The second of three related rulemakings, these Phase II rules apply to existing power plants that withdraw more than fifty million gallons of water per day and utilize at least 25% for cooling purposes. Phase III rules for certain smaller power plants and certain other facilities were proposed in November 2004. Some of our power plants may be subject to the Phase II rule or, when finalized, the Phase III rule. Shortly following publication of the Phase II rule, lawsuits were filed by both industrial groups alleging the new rules are too strict and several states and environmental groups alleging the rule is too lenient on existing power plants. The requirements to achieve compliance with this rule are subject to various factors, including the results of recently filed litigation, but if the Phase II rule remains unchanged and the Phase III rule remains as proposed, we do not expect to make material capital expenditures to comply.

          The EPA and the state of Texas periodically modify existing water quality standards, adopt new water quality standards and, where necessary, initiate total maximum daily load allocations for water bodies not meeting those standards. While we are not aware of any such actions affecting our power plants that are currently proposed, such actions could cause our plants to incur significant costs to comply with revised discharge permit limitations.

  Nuclear Waste Disposal

          Under the U.S. Nuclear Waste Policy Act of 1982, the federal government is to remove and ultimately dispose of spent nuclear fuel and high-level radioactive waste from nuclear plants such as STP. Consistent with the Act, owners of nuclear plants, including us and the other owners of STP, entered into contracts setting out the obligations of the owners and the DOE, including the fees being paid by the owners for DOE's services. Since 1998, the DOE has been in default on its obligations to begin removing spent nuclear fuel and high-level radioactive waste from reactors. On January 28, 2004, Texas Genco Holdings, Inc. and the other owners of STP filed a breach of contract suit against the DOE in order to protect against the running of a statute of limitations.

          Under the federal Low-Level Radioactive Waste Policy Act of 1980, as amended, the state of Texas is required to provide, either on its own or jointly with other states in a compact, for the disposal of all low-level radioactive waste generated within the state. The state of Texas has agreed to a compact with the States of Maine and Vermont for a disposal facility that would be located in Texas. That compact was ratified by Congress and signed by President Clinton in 1998. In 2003, the state of Texas enacted legislation allowing a private entity to be licensed to accept low-level radioactive waste for disposal. We anticipate that off-site disposal facilities will be available to meet STP's needs, and we intend to continue to ship low-level waste material from STP off-site for as long as an alternative disposal site is available. Should existing off-site disposal become unavailable, the low-level waste material will then be stored on-site. STP's on-site storage capacity is expected to be adequate for STP's needs until other off-site facilities become available.

  Asbestos, PCBs and Lead-Based Paint

          As a result of their age, many of our plants contain significant amounts of asbestos insulation, other asbestos-containing materials and lead-based paint. Electrical equipment we own or operate may contain polychlorinated biphenyls ("PCBs"). Existing state and federal rules require the proper management and disposal of these materials. We have developed a management plan that includes proper maintenance of existing non-friable asbestos installations, and removal and abatement of asbestos-containing materials where necessary because of maintenance, repairs, replacement or damage to the asbestos itself. We have planned for the proper management, abatement and disposal of asbestos, PCBs, and lead-based paint at our plants. Our costs of such management to date have not materially affected us. We are likely to have additional such costs at our plants that we are retiring or selling.

          Our plants are the subject of a number of lawsuits filed against numerous defendants in addition to Texas Genco Holdings, Inc., by a large number of individuals who claim personal injury due to alleged exposure to asbestos while working at sites in Texas. Most of these claimants have been third party workers who participated in the construction, renovation or repair of various industrial plants, including power plants. While many of the claimants have never worked at or near our plants, some of the claimants have worked at locations owned by us. We anticipate that additional claims like those that have been asserted to date may be asserted in the future. We defend these claims aggressively and thus, have incurred and expect to continue to incur defense costs as a result of such claims. In addition, while we have been dismissed from many of these lawsuits without having to make any payment to claimants and anticipate this to continue, we have incurred and expect to continue to incur some costs associated with the settlement of certain claims. We intend to continue our practice of vigorously contesting claims that we do not consider to have merit. To date, costs of settlement and defense have not materially affected us, and a portion of the payments in respect of these claims have been offset by insurance recoveries. The Texas legislature recently adopted amendments to state law that will make it more difficult for persons claiming personal injuries due to alleged exposure to asbestos to continue to pursue their claims when there is no medical evidence of an actual physical impairment caused by exposure to asbestos. This new legislation, which was signed into law by the Governor of Texas on May 19, 2005, precludes persons whose claims have not been adjudicated by September 1, 2005 from pursuing or advancing their claims until they have produced a report by a board-certified physician that confirms that the claimant has met the standards for an actual physical impairment, caused by exposure to asbestos, as specified in the legislation. This amendment to state law is likely to result in some increased claim activity prior to September 1, 2005, but after that date is expected to result in fewer new claims and overall lower costs of defending and settling claims not adjudicated by that date. In addition, Congress is currently considering the proposed Fairness in Asbestos Injury Resolution Act of 2005, which, if it becomes law, would require asbestos defendants and insurers to make payments into a privately-funded national asbestos compensation fund. Under the bill as currently drafted, payments made by us would not be offset by any insurance recoveries. The proposed legislation remains subject to negotiation and modification.

Properties

          Our EDC facility includes office space, maintenance shops, chemical labs, warehouse facilities and a fleet maintenance garage. This facility includes a total of approximately 521,000 square feet of space.

          In addition, we own various real property and facilities relating to our generation assets and other vacant real property unrelated to our generation assets. We have described our principal generation and support facilities under "— Our Generation Portfolio." We believe we have satisfactory title to our plants and facilities in accordance with standards generally accepted in the electric power industry, subject to exceptions that, in our opinion, would not have a material adverse effect on the use or value of our portfolio.

Employees

          As of December 31, 2004, we employed 1,564 people. As of June 30, 2005, giving effect to retirements and severances made pursuant to our workforce optimization plan, we employed 1,203 people. Of these employees, 825 are covered by a collective bargaining agreement with the International Brotherhood of Electrical Workers, Local No. 66. The collective bargaining agreement is effective from September 18, 2003 through September 17, 2006. We have not had any work interruptions since 1976. We will abide by the terms of our collective bargaining agreement to the extent required by law. We believe that our employee relations are good.

Legal Proceedings

          In July 2003, Texas Commercial Energy filed in federal court in Corpus Christi, Texas a lawsuit against, as the lawsuit was subsequently amended, Texas Genco, LP, CenterPoint Energy, Inc., Reliant Energy, Inc., Reliant Electric Solutions, LLC, several other CenterPoint Energy, Inc. and Reliant Energy, Inc. subsidiaries and a number of other participants in the ERCOT power market. The plaintiff, a retail electricity provider in the Texas market served by ERCOT, alleged that the defendants conspired to illegally fix and artificially increase the price of electricity in violation of state and federal antitrust laws and committed fraud and negligent misrepresentation. The lawsuit sought damages in excess of $500.0 million, exemplary damages, treble damages, interest, costs of suit and attorneys' fees. The plaintiff's principal allegations had previously been investigated by the Texas Utility Commission and found to be without merit. In June 2004, the federal court dismissed the plaintiff's claims and in July 2004, the plaintiff filed an appeal that Texas Genco, LP contested. The court of appeals affirmed the lower court's decision in June 2005. The plaintiff moved for a rehearing en banc which was subsequently denied. The plaintiff has indicated its plans to pursue the matter to the United States Supreme Court, and the ultimate outcome of this matter cannot be predicted at this time.

          In February 2005, Utility Choice Electric filed in federal court in Houston, Texas a lawsuit against CenterPoint Energy, Inc., CenterPoint Energy Houston Electric, LLC, CenterPoint Energy Gas Services, Inc., CenterPoint Energy Alternative Fuels, Inc., Texas Genco, LP and a number of other participants in the ERCOT power market. The plaintiff, a retail electricity provider with the ERCOT market, alleged that defendants conspired to illegally fix and artificially increase the price of electricity in violation of state and federal antitrust laws, intentionally interfered with prospective business relationships and contracts, and committed fraud and negligent misrepresentation. The plaintiff's principal allegations had previously been investigated by the Texas Utility Commission and found to be without merit. Texas Genco, LP is vigorously defending the case. The federal court in Houston recently lifted its stay of the matter pending the outcome of the Texas Commercial Energy matter and Texas Genco, LP plans to file a motion to dismiss the lawsuit against it. The ultimate outcome of this matter cannot be predicted at this time.

          On February 20, 2004, Texas Genco, LP filed an injunction and declaratory judgment lawsuit in a Freestone County, Texas state district court seeking to enjoin Valence Operating Company ("Valence") from drilling or engaging in work to prepare for drilling a natural gas well in Texas Genco II, L.P.'s Class II Industrial Solid Waste Facility (the "Landfill") adjacent to the Limestone plant. The Landfill is used to dispose of ash byproducts from the combustion of coal and lignite at the Limestone Plant. Following a hearing in March 2004, the court granted Texas Genco, LP's request and enjoined Valence from drilling the well in the Landfill. In connection with that injunction, the court ordered, and Texas Genco, LP posted, a bond in the amount of $1.0 million to secure payment of any damages suffered by Valence should it be found to have been wrongfully enjoined. Valence filed a counter-claim against Texas Genco, LP for wrongful injunction and sought to recover the full amount of the bond. Trial on the merits in this case was held in September 2004. The jury found, among other things, that Texas Genco, LP had an existing use that would be precluded or substantially impaired if Valence drilled Well 8. Finally, the jury also found damages in the amount of $400,000 as compensation to Valence for the issuance of the temporary restraining order and temporary injunction. Both Texas Genco, LP and Valence moved to disregard certain of the jury's findings and for judgment in their respective favors. On October 24, 2004, the court accepted the jury's findings and entered judgment that Texas Genco, LP take nothing on its claim for permanent injunction, and that Valence recover $400,000 in damages, together with pre- and post-judgment interest and costs. Texas Genco, LP has appealed the final judgment. The trial court has reinstated the temporary injunction pending the resolution of Texas Genco, LP's appeal. The trial court also ordered, and Texas Genco, LP posted, a bond in the amount of approximately $860,000 in connection with the temporary injunction pending appeal. The ultimate outcome of this matter cannot be predicted at this time. In addition, a separate lawsuit was filed by Texas Genco, LP in the same court, to enjoin Valence from drilling another well (Well 9) in the Landfill. In that lawsuit, Texas Genco, LP obtained a temporary restraining order against drilling this other well. On October 26, 2004, the court signed an order granting Texas Genco, LP's requested injunctive relief and enjoining Valence from drilling Well 9 in the Landfill. The court ordered, and Texas Genco, LP posted, a bond in the amount of approximately $2.0 million to secure payment of any damages suffered by Valence should it be found to have been wrongfully enjoined. The court has rescheduled this case for trial on the merits on September 6, 2005.

          Valence currently has two active applications with the Railroad Commission of Texas for drilling permits for two additional wells that would be drilled in the Landfill, one of which would be drilled through the closed cells in Texas Genco, LP's Landfill. Texas Genco, LP has filed a protest with the Railroad Commission of Texas over these applications, and a hearing was held at the Railroad Commission in April 2005. A ruling by the Railroad Commission is expected sometime in the next few months. Texas Genco, LP is vigorously contesting these attempts to drill into the Landfill because such drilling activity impairs Texas Genco, LP's use of its property for the Landfill.

          We are, from time to time, a party to litigation arising in the normal course of our business, most of which involves contract disputes or claims for personal injury, including exposure to asbestos, and property damage incurred in connection with our operations. We are not currently involved in any litigation that we expect will have a material adverse effect on our financial condition, results of operations or cash flows. For a description of a number of lawsuits involving claims of asbestos exposure at properties owned by us, see "— Regulation — Environmental Matters — Asbestos, PCBs and Lead-Based Paint."

MANAGEMENT

          Set forth below is certain information concerning the board of directors (the "Board") and executive officers of Texas Genco Inc.

Name	Age	Position
Jack Fusco	43	Chairman and Chief Executive Officer
Kelvin Davis	41	Director
David Foley	37	Director
Frederick Goltz	34	Director
Philip Hammarskjöld	40	Director
Marc Lipschultz	35	Director
Michael MacDougall	34	Director
Prakash Melwani	46	Director
Erik Ragatz	32	Director
Thomas Boehlert	45	Executive Vice President, Chief Financial Officer
Thad Miller	54	Executive Vice President, Chief Legal Officer
Margery Harris	44	Executive Vice President, Human Resources
Thad Hill	37	Executive Vice President, Business Development and Strategic Planning

          Jack Fusco has served as our Chairman and Chief Executive Officer since July 23, 2004. Mr. Fusco has over 21 years of experience in various areas of the power generation industry. From 2002 until July 2004, Mr. Fusco was an exclusive energy investment advisor for Texas Pacific Group. Prior to joining Texas Pacific Group, he was President and Chief Executive Officer of Orion Power, a New York Stock Exchange listed company, from November 1998 until February 2002. Prior to joining Orion Power, Mr. Fusco was a Vice President at Goldman Sachs Power, an affiliate of Goldman, Sachs & Co. Prior to joining Goldman, Sachs & Co., Mr. Fusco was Executive Director of International Development and Operations for Pacific Gas & Electric's non-regulated subsidiary PG&E Enterprises. In that role, he was responsible for the development and implementation of PG&E's International Business Strategy and the launching of International Generating Company, an international wholesale power producer. Mr. Fusco holds a B.S. in Mechanical Engineering from California State University, Sacramento.

          Kelvin Davis has been a member of our Board since November 17, 2004. Mr. Davis is a partner at Texas Pacific Group and co-head of the firm's Generalist Practice in North America. Before joining Texas Pacific Group in early 2000, Mr. Davis was President and Chief Operating Officer of Colony Capital, Inc., a private international real estate-related investment firm in Los Angeles, CA. As one of the original founding principals of Colony, Mr. Davis played an integral role in the company's success in consummating and managing over $7 billion of real estate-related investments. Prior to the formation of Colony, Mr. Davis was a principal of RMB Realty, Inc., the real estate investment vehicle of Robert M. Bass. Prior to his affiliation with RMB Realty, he worked at Goldman, Sachs & Co. in New York City, NY and with Trammell Crow Company in Dallas, TX and Los Angeles, CA. Mr. Davis is acting Chairman of the Board of KRATON Polymers LLC and a director of Metro-Goldwyn-Mayer. He also serves as a director of Los Angeles Team Mentoring, Inc., a charitable mentoring organization and is on the Board of Overseers of the Huntington Library, Art Collections, and Botanical Gardens. Mr. Davis earned a B.A. degree in Economics from Stanford University and an M.B.A. from Harvard Business School, where he was a Baker Scholar, a John L. Loeb Fellow and a Wolfe Award recipient.

          David Foley has been a member of our Board since July 21, 2004. Mr. Foley is a Senior Managing Director in the Private Equity group of The Blackstone Group. Mr. Foley has been involved in the execution of several of Blackstone's investments and leads Blackstone's investment activities in the energy industry. Before joining Blackstone in 1995, Mr. Foley worked with AEA Investors Inc., where he worked on several of the firm's private equity investments. Mr. Foley also worked as a consultant for the Monitor Company, a management consulting firm. Mr. Foley currently serves as a director of Mega Bloks Inc., Foundation Coal Holdings, Inc. and Kosmos Energy Holdings. Mr. Foley received a B.A. and M.A. in Economics from Northwestern University, where he graduated with high distinction, and received an M.B.A. with distinction from Harvard Business School.

          Frederick Goltz has been a member of our Board since November 17, 2004. Mr. Goltz is a director at Kohlberg Kravis Roberts & Co. which he joined in 1995. Prior to joining KKR, he was with Furman Selz Incorporated in its Corporate Finance Department. He is currently on the board of directors of Accuride Corporation. Mr. Goltz received his B.A. in History and B.S. in Economics, Magna Cum Laude from the University of Pennsylvania and his M.B.A. from INSEAD in Fontainebleau, France.

          Philip Hammarskjöld has been a member of our Board since July 21, 2004. Mr. Hammarskjöld is a Managing Director at Hellman & Friedman LLC where he has led the firm's investments in Digitas, Inc. and Upromise, Inc. and was instrumental in the firm's investment in Young & Rubicam, Inc. Prior to joining Hellman & Friedman in 1992, Mr. Hammarskjöld was employed by the Corporate Advisory Department of Dominguez Barry Samuel Montagu in Sydney, Australia and previously by the Merchant Banking Department of Morgan Stanley & Co. Mr. Hammarskjöld currently serves as a director of Digitas, Inc. and Upromise, Inc. and was formerly a director of Young & Rubicam, Inc. Mr. Hammarskjöld received a B.S.E. in Aerospace Engineering from Princeton University and an M.B.A. from Harvard Business School.

          Marc Lipschultz has been a member of our Board since July 21, 2004. Mr. Lipschultz is a partner at KKR which he joined in 1995. Prior to joining KKR, he was with Goldman, Sachs & Co. where he was involved in a broad range of merger and acquisition transactions as well as the firm's principal investment activities. Mr. Lipschultz is currently on the board of The Boyds Collection, Ltd. Mr. Lipschultz received his A.B., Honors and Distinction, from Stanford University and his M.B.A., with High Distinction, Baker Scholar, from Harvard Business School.

          Michael MacDougall has been a member of our Board since July 21, 2004. Mr. MacDougall is a principal of Texas Pacific Group. Prior to joining TPG in 2002, Mr. MacDougall was a Vice President in the Principal Investment Area of Goldman, Sachs & Co., where he focused on merchant banking investments. From 1997 to 1999, Mr. MacDougall was an associate in the Investment Banking Division of Goldman, Sachs & Co., specializing in leveraged acquisitions. Mr. MacDougall currently serves on the board of directors of KRATON Polymers LLC. Mr. MacDougall received his M.B.A., with distinction, from Harvard Business School. Prior to attending business school, Mr. MacDougall was an assistant brand manager in the Paper Division of The Procter & Gamble Company. Mr. MacDougall received his B.B.A., with highest honors, from The University of Texas at Austin.

          Prakash Melwani has been a member of our Board since November 17, 2004. Mr. Melwani joined The Blackstone Group, as a Senior Managing Director in its Private Equity Group in May 2003. He is also a member of the firm's Private Equity Investment Committee. Prior to joining Blackstone, Mr. Melwani was a founder, in 1988, of Vestar Capital Partners and served as its Chief Investment Officer. Prior to that, Mr. Melwani was with the management buyout group at The First Boston Corporation and with N.M. Rothschild & Sons in Hong Kong and London. He currently serves as a director of Aspen Insurance Holdings Limited, Kosmos Energy LLC and Foundation Coal Holdings, Inc. Mr. Melwani graduated with a First Class Honors degree in Economics from Cambridge University, England in 1980. He earned an M.B.A. with High Distinction from the Harvard Business School and graduated as a Baker Scholar and a Loeb Rhodes Fellow in 1986.

          Erik Ragatz has been a member of our Board since November 17, 2004. Mr. Ragatz is a Director at Hellman & Friedman LLC where he focuses on investments in the energy, financial service and media sectors. He was instrumental in Hellman & Friedman's investments in Arch Capital Group Ltd and The NASDAQ Stock Market, Inc. Prior to joining Hellman & Friedman in 2001, Mr. Ragatz was an associate with Bain Capital in Boston, MA and a vice-president with an affiliate of Bain Capital in Sydney, Australia. Mr. Ragatz also worked as a management consultant for Bain & Company in San Francisco, CA. Mr. Ragatz received his A.B., Honors and Distinction-Phi Beta Kappa from Stanford University and his M.B.A. from the Stanford Graduate School of Business in 2001.

          Thomas Boehlert has served as our Executive Vice President, Chief Financial Officer since February 2005. Before joining us, he was the Chief Financial Officer for Centrica, North America. From 2000 to 2003 Mr. Boehlert served as Senior Vice President and CFO of Sithe Energies, Inc., an independent power generation company. Prior to joining Sithe Energies, Mr. Boehlert spent 14 years with the Energy and Project Finance Division of Credit Suisse First Boston and served as a director responsible for the independent power and project finance banking business. Mr. Boehlert received his B.A. from Indiana University and his M.B.A. from the Stern School of Business of New York University.

          Thad Miller has served as our Executive Vice President, Chief Legal Officer since December 15, 2004. From 2002 through July 2004, he was a consultant for Texas Pacific Group. He also served as General Counsel of Oregon Electric from November 2003 through 2004. From June 1999 until February 2002 he was the Chief Legal Officer of Orion Power, a New York Stock Exchange listed company. Prior to joining Orion Power, Mr. Miller was Vice President and Associate General Counsel for Goldman, Sachs & Co. and its commodities trading subsidiary, J. Aron & Company, commencing in 1994, where he was involved in energy trading and helped establish its electric power trading venture with Constellation Power Source, Inc. and launch Orion Power. Prior to joining Goldman, Sachs & Co., Mr. Miller founded the New York office of Watson, Farley & Williams, an international law firm at which he was a partner. Prior to that he was a partner at Burlingham Underwood & Lord in New York. From 1973-1976, he served as an officer in the U.S. Coast Guard. He has been practicing law for over 25 years. Mr. Miller holds a B.S. from the United States Merchant Marine Academy (Kings Point) and a J.D. from St. John's University School of Law.

          Margery Harris has been part of our management team since January 2005 and has served as our Executive Vice President, Human Resources since May 2005. From 2000 to 2004, Ms. Harris was the Senior Vice President for Human Resources of Integrated Electrical Services, Inc., a national electrical contracting company. From 1995 to 2000, she was Vice President of Human Resources at Santa Fe Snyder Corporation, a global independent exploration and production company. Prior to joining Santa Fe Snyder Corporation, Ms. Harris was a lead consultant with Hewitt Associates, a total compensation consulting firm. She also was the financial controller for the international division of Continental Airlines and the oil and gas negotiator for Shell Oil Company. Ms. Harris received her B.S. in Finance from The Ohio State University and an M.B.A. in Finance and Marketing from the University of St. Thomas.

          Thad Hill has served as our Executive Vice President, Business Development and Strategic Planning since May 2005. Mr. Hill was previously a Vice President and director of Boston Consulting Group, Inc., where he led the North American energy practice. While at Boston Consulting Group, Inc., Mr. Hill served a broad set of companies in the North American power and gas sector with a focus on commercial and strategic issues. Mr. Hill joined the Boston Consulting Group, Inc. in 1995, was appointed an officer in 2001 and began leadership of the North American energy practice in 2003. Mr. Hill received his B.A., Magna Cum Laude, from Vanderbilt University and an M.B.A. at The Amos Tuck School of Dartmouth College, where he was elected an Edward Tuck Scholar.

          On July 8, 2005, we and Mr. Boehlert agreed that Mr. Boehlert will resign effective August 1, 2005 as our Executive Vice President and Chief Financial Officer. We are conducting a search for a replacement.

United States Citizenship of Our Directors and Officers

          Our amended and restated bylaws will require that the directors and officers of Texas Genco Inc. and of its subsidiaries be United States citizens.

Composition of the Board of Directors

          Our board of directors currently consists of nine directors. We expect to include one additional independent director prior to the effectiveness of the registration statement of which this prospectus is a part, another independent director within three months after the registration statement is effective and another additional independent director within twelve months after the registration statement is effective. Following these additions, we expect that our board of directors will consist of twelve directors.

          Following this offering our board of directors will be divided into three classes, with the members of each class to serve for a three-year term. At each annual meeting of the stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring.

          We intend to avail ourselves of the "controlled company" exception under the rules of the New York Stock Exchange or the NASDAQ National Market rules which eliminates the requirements that we have a majority of independent directors on our board of directors and that we have a compensation committee and a nominating and corporate governance committee composed entirely of independent directors.

Committees of the Board of Directors

          After this offering, we intend to have an audit committee and a compensation committee.

  Audit Committee

          Our audit committee currently consists of David Foley, Frederick Goltz, Michael MacDougall and Erik Ragatz. We expect that one member of our current audit committee will be replaced by an independent director upon consummation of this offering. We expect our audit committee to have at least one member who qualifies as an "audit committee financial expert" as such term is defined in Item 401(b) of Regulation S-K. The audit committee will be governed by a written charter which will be reviewed, and amended if necessary, on an annual basis. The audit committee's responsibilities will include (1) recommending the hiring or termination of independent auditors and approving any non-audit work performed by such auditor and related fees, (2) reviewing and approving the overall scope of the audit and related fees, (3) assisting the board in monitoring the integrity of our financial statements, the independent accountant's qualifications and independence, the performance of the independent accountants and our internal audit function and our compliance with legal and regulatory requirements, (4) annually reviewing an independent auditors' report describing the auditing firms' internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review, of the auditing firm, (5) discussing the annual audited financial and quarterly statements with management and the independent auditor, (6) discussing earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies, (7) discussing policies with respect to risk assessment and risk management, (8) meeting separately, periodically, with management, internal auditors and the independent auditor, (9) reviewing with the independent auditor any audit problems or difficulties and managements response, (10) setting clear hiring policies for employees or former employees of the independent auditors, (11) annually reviewing the adequacy of the audit committee's written charter, (12) reviewing with management any legal matters that may have a material impact on us and (13) reporting regularly to the full board of directors.

  Compensation Committee

          After this offering, we expect that our compensation committee will consist of Kelvin Davis, Philip Hammarskjöld, Marc Lipschultz and Prakash Melwani. The compensation committee's responsibilities will include, among other things, (1) reviewing key employee compensation policies, plans and programs, (2) reviewing and approving the compensation of our chief executive officer and other executive officers, (3) developing and recommending to the board of directors compensation for board members, (4) reviewing and approving employment contracts and other similar arrangements between us and our executive officers, (5) reviewing and consulting with the chief executive officer on the evaluation of executive performance and other related matters, (6) administration of our employee benefit plans, (7) overseeing compliance with any applicable compensation reporting requirements of the SEC, (8) reviewing and making recommendations to the board of directors regarding long-term incentive compensation or equity compensation plans and (9) retaining consultants to advise the committee on executive compensation practices and policies.

Compensation of Directors

          Outside directors who are not affiliated with us are expected to receive cash compensation for their service as members of the Board and to be reimbursed for reasonable out-of-pocket expenses incurred in connection with their attendance at meetings of the Board and committee meetings. None of our officers will receive any compensation for serving as a director or as a member or chair of a committee of the Board. As an independent company, we expect to establish customary directors' compensation practices that will be aligned with creating and sustaining stockholder value.

Compensation Committee Interlocks and Insider Participation

          Our compensation committee consists of Kelvin Davis, Philip Hammarskjöld, Marc Lipschultz and Prakash Melwani. None of the members of the compensation committee has ever served as our officer or employee. All members of the compensation committee are officers or employees of the Investors, which own common stock of Texas Genco Inc. and membership units of Texas Genco Holdings LLC and are parties to a stockholders' agreement, a registration rights agreement, a tax receivable agreement and a transaction and monitoring fee agreement with us, each as described in "Certain Relationships and Related Party Transactions."

Executive Compensation

          As an independent company, we expect that our Board will consider adopting executive compensation plans that will link compensation with performance. We will continually review our executive compensation programs to ensure that they are competitive in the marketplace in order to provide sufficient levels of compensation to attract, motivate and retain talented executives.

  Summary Compensation Table

          The following table sets forth certain summary information concerning compensation paid or accrued by us for services rendered in all capacities during the fiscal year ended December 31, 2004 for our Chief Executive Officer and Executive Vice President, Chief Legal Officer. These individuals are referred to as the "named executive officers" in other parts of this prospectus. Texas Genco LLC was formed on July 19, 2004 to effect the Formation Transactions and did not employ any other executive officers during the year ended December 31, 2004.

          Our Executive Vice President, Chief Financial Officer, Executive Vice President, Human Resources and Executive Vice President, Business Development and Strategic Planning were hired subsequent to December 31, 2004 and are therefore not "named executive officers" for the fiscal year ended December 31, 2004.

					Long-Term Compensation
					Awards		Payouts
Name And Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Restricted Stock Awards ($)	Securities Underwriting Options/ SARS (#)	LTIP Payouts ($)	All Other Compensation ($)
Jack Fusco, Chief Executive Officer and Director(1)(2)	2004	548,283	—	—	—	—	—	—
Thad Miller, Executive Vice President, Chief Legal Officer(1)	2004	147,962	—	—	—	—	—	—

(1)
Amounts for 2004 include consulting fees paid by Texas Genco LLC for services to us from the date Texas Genco LLC was formed in July 2004 until the time we commenced operations on December 15, 2004.

(2)
Texas Genco LLC reimbursed the Investors for $602,664 of consulting fees paid by Texas Pacific Group to Mr. Fusco for services to Texas Pacific Group for the period from January 1, 2004 to the time we were formed in July 2004.

  Option Grants in Fiscal Year 2004

          The following table provides summary information concerning the individual grants of options to purchase units in Texas Genco, LLC to each of our named executive officers for the fiscal year ended December 31, 2004. The exercise price per unit was valued by our board of directors at the estimated fair market value of a unit on the date of grant. Prior to the consummation of the offering of Class A common stock, we intend to convert all outstanding unit options into options to purchase shares of Class A common stock of Texas Genco Inc. See "— Management Equity Plans — Texas Genco 2004 Unit Option Plan."

					Potential realizable value at assumed annual rates of unit price appreciation for option term
	Number of securities underlying options granted	Percentage of total options granted to employees
Named executive officer			Exercise price per unit	Expiration date
					5%	10%
Jack Fusco	3,640,000	31.11%	$5.00	12/15/14	11,429,600	29,010,800
Thad Miller	1,300,500	11.12%	$5.00	12/15/14	4,083,570	10,364,985

          The potential realizable value at assumed annual rates of unit price appreciation for the option term represents hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. SEC rules specify the 0%, 5% and 10% assumed annual rates of compounded unit price appreciation, which do not represent our estimate or projection of our future Class A common stock prices. Actual gains, if any, on option exercises depend on the future performance of our Class A common stock and overall stock market conditions. The amounts reflected in the table above may not necessarily be achieved.

  Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

          There were no option exercises by the named executive officers during our fiscal year ended December 31, 2004. The following table summarizes the value of options held by them as of December 31, 2004. There was no public trading market for the units of Texas Genco LLC as of December 31, 2004. The value of each unexercised in-the-money option listed below at December 31, 2004, has been calculated on the basis of a per unit value of $5.00, less the applicable exercise price per unit multiplied by the number of units underlying the options.

			Number of securities underlying unexercised options as of December 31, 2004		Value of unexercised in-the-money options at December 31, 2004
Named executive officer	Units acquired upon exercise	Value realized
			Exercisable(1)	Unexercisable	Exercisable	Unexercisable
Jack Fusco	—	—	400,000	3,240,000	—	—
Thad Miller	—	—	—	1,300,500	—	—

(1)
Each of the outstanding options listed above may technically be exercised at any time, whether vested or unvested. Upon the exercise of an unvested option or the unvested portion of an option, the holder will receive shares of restricted stock with a vesting schedule the same as the vesting schedule previously applicable to the option. For purposes of the table above, only vested options have been listed as exercisable.

Management Equity Plans

  Texas Genco 2004 Unit Option Plan

          In December 2004, the board of directors of Texas Genco LLC adopted and its members approved the Texas Genco LLC 2004 Unit Plan. The unit plan permits Texas Genco LLC to grant unit options and purchase units to its employees, non-employee directors, consultants and others who are expected to contribute to the growth and long-term stability of Texas Genco LLC.

          A maximum of 12,573,400 units may be issued subject to awards under the unit plan. The number of units issued or reserved pursuant to the unit plan (or pursuant to outstanding awards) is subject to adjustment on account of recapitalizations, liquidations, dissolutions, reorganizations, mergers, reclassifications, equity splits, spin-offs, equity distributions, equity dividends, equity combinations and other similar events affecting the units, including any cash distributions or dividends occurring prior to an initial public offering. Units covered by awards that expire, terminate, are forfeited or are cancelled will again be available for grant under the unit plan. Prior to the consummation of the offering we intend to terminate the unit option plan and convert all outstanding grants pursuant to the unit option plan into grants relating to shares of Class A common stock of Texas Genco Inc.

          Administration.    The unit plan is administered by the compensation committee of the Texas Genco LLC board of directors, and the committee may delegate its duties and powers (other than the power to designate and make awards to any of our directors, officers or principal stockholders) to any of the executive officers of Texas Genco LLC. The committee may make awards under the unit plan to employees or other persons having a relationship with Texas Genco LLC or any of its subsidiaries in such form and having such terms, conditions and limitations as the committee shall determine.

          Unit Option Grants.    Of the 11,025,801 units subject to options we have granted under the unit plan, 6,163,035 units are subject to "time-vesting" options, 4,410,966 units are subject to "performance-vesting" options, and 451,800 units are subject to options, which were vested and exercisable upon grant and will generally remain outstanding for 10 years unless the employee to whom the options were granted is terminated for cause (as defined in the unit plan). In addition, all time-vesting, performance-vesting and consultant options, and any units for which such options are exercised, are governed by management unitholder's agreements and the limited liability company agreement, which together provide for transfer restrictions, call and put rights in the event of termination of employment, "piggyback" registration rights, "tag-along" rights, a right of first offer and "drag-along" rights.

          Unit Option Agreements (Time Vesting).    The "time-vesting" unit option agreements between Texas Genco LLC and members of its management provide the members with options to purchase units of Texas Genco LLC at annual intervals upon their continued employment with Texas Genco LLC or any of its subsidiaries or affiliates. Units subject to a time-vesting unit option will generally vest 20% per year over five years. Notwithstanding the foregoing, units subject to a time-vesting option shall vest and become immediately exercisable immediately prior to a change of control, or upon the termination of the optionholder's employment by reason of his death or permanent disability or by reason of his resignation for good reason resulting from a material divestiture of all or substantially all of the assets of Texas Genco LLC whereby Texas Genco LLC is no longer primarily in the energy related business. No portion of a time-vesting option shall vest and become exercisable following the termination of the optionholder's employment for any other reason.

          Unit Option Agreement (Performance Vesting).    The "performance-vesting" unit option agreements between Texas Genco LLC and members of its management provide the members with options to purchase units of Texas Genco LLC upon their continued employment with Texas Genco LLC or any of its subsidiaries or affiliates and the achievement of certain investment return targets by the Investors. To the extent the investment return targets have not been achieved, units subject to a performance-vesting option will generally vest at the end of seven years. Notwithstanding the foregoing, units subject to a performance-vesting option shall vest and become immediately exercisable upon the termination of the optionholder's employment by reason of his death or permanent disability or by reason of his resignation for good reason resulting from a material divestiture of all or substantially all of the assets of Texas Genco LLC whereby Texas Genco LLC is no longer primarily in the energy related business. No portion of a performance-vesting option shall vest and become exercisable following the termination of the optionholder's employment for any other reason.

  Stock Incentive Plan

          Prior to the consummation of the offering we intend to adopt the stock incentive plan. The stock incentive will plan permit the grant of non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock and other stock-based awards to our employees, directors and consultants, and to the employees, directors and consultants of our affiliates, as applicable.

          We expect that a maximum of                          shares of Class A common stock may be subject to awards under the stock incentive plan. The maximum number of shares of Class A common stock for which options and stock appreciation rights that will be permitted to be granted during a calendar year to any participant will be                          . The number of shares issued or reserved pursuant to the stock incentive plan (or pursuant to outstanding awards) will be subject to adjustment on account of mergers, consolidations, reorganizations, stock splits, stock dividends and other dilutive changes in the common stock. Shares of common stock covered by awards that expire, terminate or lapse will again be available for grant under the stock incentive plan.

          Administration.    The stock incentive plan will be administered by the compensation committee of our board of directors, which may delegate its duties and powers to any subcommittee thereof. The committee will have the sole discretion to determine the employees, directors and consultants to whom awards may be granted under the stock incentive plan and the manner in which such awards will vest. Options, stock appreciation rights, restricted stock and other stock-based awards will be granted by the committee to employees, directors and consultants in such numbers and at such times during the term of the stock incentive plan as the committee shall determine.

          Options.    The committee will determine the exercise price for each option, which shall at least be equal to the fair market value of the Class A common stock on the date the option is granted. An option holder will be permitted to exercise an option by written notice and payment of the option price in (i) cash, (ii) to the extent permitted by the committee, by the surrender of a number of shares of common stock already owned by the option holder for at least six months with a fair market value equal to the exercise price, (iii) a combination of cash and common stock (as qualified by clause (ii)), or (iv) through the delivery of irrevocable instructions to a broker to deliver to us an amount equal to the aggregate option price for the shares being purchased.

          Stock Appreciation Rights.    The committee will be permitted to grant stock appreciation rights independent of or in connection with an option. Upon exercise, the payment per share of a stock appreciation right shall be an amount determined by the committee. Generally, each stock appreciation right shall entitle a participant upon exercise to an amount equal to (i) the excess of (1) the fair market value on the exercise date of one share of Class A common stock over (2) the exercise price, times (ii) the number of shares of Class A common stock covered by the stock appreciation right. A participant will be permitted to exercise a stock appreciation right by written notice with payment to be made to the participant in Class A common stock or in cash, or partly in Class A common stock and partly in cash, all as shall be determined by the committee.

          Other Stock-Based Awards.    The committee will be permitted to grant awards of restricted stock units, common stock and restricted stock and other awards that are valued in whole or in part by reference to, or are otherwise based on the fair market value of, shares of Class A common stock. The other stock-based awards will be subject to the terms and conditions established by the committee.

          Transferability.    Unless otherwise determined by the committee, awards granted under the stock incentive plan will not be transferable other than by will or by the laws of descent and distribution.

          Amendment and Termination.    Our board of directors will be permitted to amend, alter or discontinue the stock incentive plan in any respect at any time, but no amendment may diminish any of the rights of a participant under any awards previously granted, without his or her consent.

Employment Agreements

          Texas Genco LLC maintains employment agreements with its named executive officers, Chief Executive Officer (Jack Fusco) and Executive Vice President, Chief Legal Officer (Thad Miller).

          Unless terminated earlier by Texas Genco Holdings, Inc. or the named executive officer, the current terms for Messrs. Fusco and Miller are through December 2009. In the absence of an earlier termination, each employment agreement will renew automatically for one additional year at the end of each employment term (including subsequent terms) unless Texas Genco Holdings, Inc. or the named executive officer elects not to renew the agreement by delivering written notice no later than 60 days before the end of any such term.

          The employment agreements for the named executive officers provide for annual base salaries as follows: Mr. Fusco $600,000 and Mr. Miller $450,000. Under the employment agreements, each named executive officer is eligible for an annual bonus award based on the attainment of performance targets established by the Board. Each named executive officer is entitled to participate in and receive grants under the unit plan and the stock incentive plan.

          According to the respective employment agreements for each named executive officer, if the named executive officer's employment is terminated without "cause" or if he resigns for "good reason" (as such terms are defined in the employment agreement) he will receive (a) accrued but unpaid salary, bonus and reimbursements through the date of termination, and (b) subject to his compliance with the employment agreement's non-compete and confidentiality covenants, (i) one times the sum of his base salary and target bonus, payable in equal monthly installments over a twelve month period (or two times base salary and target bonus for Mr. Fusco, payable over a twenty-four month period), and (ii) continuation of welfare benefits through the later of the first anniversary of the date of his termination (or second anniversary for Mr. Fusco) or the date his employment term would have otherwise expired, provided that in no event shall he continue to receive welfare benefits past the date he commences to receive comparable benefits under a subsequent employer's plans.

          Under the terms of each agreement, the named executive officer may not disclose, at any time during or surviving his employment agreement, any non-public, proprietary or confidential information of Texas Genco LLC, its subsidiaries or affiliates, and any third party that has provided Texas Genco LLC information on a confidential basis. In addition, for the period during the named executive officer's employment and for a period of one year (or two years for Mr. Fusco) following the date of his termination of employment, the named executive officer may not (i) engage in any business within 100 miles that competes with the business of Texas Genco LLC or its subsidiaries, (ii) enter the employ of, render any services to, or acquire a financial interest in, any entity which (or person who) competes with Texas Genco LLC or its subsidiaries, (iii) solicit the business of any client or prospective client of Texas Genco LLC or its subsidiaries, (iv) solicit or hire any employee of Texas Genco LLC or its subsidiaries or (v) hire any employee who left the employment of Texas Genco LLC or its subsidiaries during the period beginning one year prior to and ending one year after such termination of employment of the named executive officer.

Benefit Plans

  Texas Genco Short Term Incentive Plan and Amendment

          We have established the incentive plan pursuant to which we provide awards to employees for meeting pre-determined goals that are established on an annual basis. Our compensation committee determines terms and conditions of incentive goals for eligible employees, the award for attaining such goals and the form of payment of the award. To participate, the employee must be employed by us at least 90 days during the year, be employed by us at the end of the year and be included as an eligible employee at the discretion of our compensation committee. An employee otherwise eligible to receive an award who is not an employee on the date of payment of an award does not receive an award unless our compensation committee approves a management recommendation of an award. Our named executive officers are able to participate in this plan. During the year ended December 31, 2004, Messrs. Fusco and Miller did not receive any award under the incentive plan.

  Texas Genco Retirement Plan and Trust

          The retirement plan is a noncontributory, defined benefit pension plan under Section 401(a) of the Code, pursuant to which we provide a predetermined amount of retirement income to eligible participants and their beneficiaries. We contribute to each eligible employee's pension an amount equal to 4% of the employee's compensation plus additional contributions based upon the employee's participation in a predecessor plan and based upon the employee's duration of service. Participants generally become fully vested in the plan after five years employment, including employment with certain predecessor entities. Named executive officers do not qualify to participate in the retirement plan.

  Texas Genco Savings Plan and Trust

          We have established the savings plan under Section 401(k) of the Code pursuant to which eligible employees may elect to defer a portion of their compensation on a tax deferred basis. Eligible employees who elect to participate in the savings plan may contribute up to the statutorily prescribed annual limit of $14,000 of their pre-tax compensation to the savings plan if they are under 50 years old and $18,000 if they are over 50 years old. We will match 75% of a participant's pre-tax contribution and after-tax contribution, up to 6% of the employee's total compensation, so long as such contributions do not exceed the maximum amount deductible under Section 404 of the Code. We may also make a discretionary matching contribution up to the participant's total pre-tax contribution and after-tax contribution. Participants over 50 years of age may make additional catch-up contributions, subject to the limitations of Section 414(v) of the Code.

          We transferred the accounts of eligible employees participating in the CenterPoint Energy, Inc. Savings Plan to the savings plan in connection with the Formation Transactions. Effective April 1, 2005, we have amended the savings plan to provide eligibility for participation in the savings plan to Texas Genco Operating Services' employees. As of April 1, 2005, Messrs. Fusco and Miller are participants in the Plan.

  Texas Genco Severance Benefits Plans

          We have established severance plans pursuant to which we provide financial benefits to a limited number of eligible employees following certain specified terminations of their employment in exchange for a waiver and release from liability. Severance benefits are limited to employees of Texas Genco II, LP identified as scheduled employees as of December 15, 2004 whose employee relationship is terminated in a designated manner if the employee releases us and all affiliates and certain predecessors from liability and if the employee does not revoke the liability waiver for a period of time that we determine. An employee terminated due to death, disability, dereliction of duty or resignation unrelated to the Formation Transactions has no right to benefits under the severance plans.

          An employee qualified under the severance plans shall receive a cash benefit equal to three weeks of base salary or annualized base rate of pay, multiplied by the number of full years of service as of the date of termination, with a minimum of 12 weeks and a maximum of 52 weeks of base salary or annualized base rate of pay, plus a payment equal to the employee's targeted award under our annual bonus structure. The severance plans further provide that employees who receive benefits are eligible for the continuation of medical, dental and vision plan benefits for the applicable period required by the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended. Named executive officers do not qualify to participate in the severance plans.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

          The forms of the agreements described in this section are filed as exhibits to the registration statement of which this prospectus forms a part, and the following descriptions are qualified by reference thereto.

Equityholders' Agreement

          Texas Genco Inc., Texas Genco Holdings LLC, Texas Genco Sponsor LLC (the entity through which the Investors hold their indirect interest in Texas Genco Holdings LLC) and the Investors will enter into an equityholders' agreement prior to the closing of the offering of the Class A common stock. The equityholders' agreement will contain specific rights, obligations and agreements of Texas Genco Sponsor LLC and the Investors as holders of interests of Texas Genco Holdings LLC and holders of Class A common stock and Class B common stock of Texas Genco Inc.

          The equityholders' agreement will also contain various governance provisions, including relating to the voting of the parties' voting interests in Texas Genco Inc. The equityholders' agreement will provide that Texas Genco Sponsor LLC and the Investors will vote their shares of Class A common stock and Class B common stock of Texas Genco Inc. to elect to the Board of Directors of Texas Genco Inc. two directors appointed by funds controlled by Blackstone, two directors appointed by funds controlled by Hellman & Friedman, two directors appointed by funds controlled by KKR, two directors appointed by funds controlled by TPG, three independent directors and one director who will be the Chief Executive Officer. The number of directors that each Investor group may appoint will be reduced if that Investor group's voting interest in Texas Genco Inc. is reduced below certain levels to be mutually agreed upon by the Investors in the equityholders' agreement. Each Investor will have the right to remove and replace its director-designee(s) at any time and for any reason, and to fill any vacancies otherwise resulting in such director positions. These provisions regarding the appointment of directors will remain in effect until the earlier of a change of control or the latest date permitted by applicable law, including any New York Stock Exchange or NASD National Market requirements. In addition, within a year of Texas Genco Inc. ceasing to be a "controlled company" under the New York Stock Exchange or NASD National Market rules, the composition of Texas Genco Inc.'s board of directors will be adjusted to comply with the New York Stock Exchange or NASDAQ National Market requirements, as necessary.

Registration Rights Agreement

          We will enter into a registration rights agreement pursuant to which we may be required to register under the securities laws the sale of shares of our Class A common stock by the Investors and Management Members, including shares of our Class A common stock to be issued upon exchange of membership units of Texas Genco Holdings LLC held by Texas Genco Sponsor LLC, the Investors and the Management Members. Under the registration rights agreement, Texas Genco Sponsor LLC and the Investors will have the right to request us to register the sale of shares of Class A common stock and may require us to make available shelf registration statements permitting sales of shares into the market from time to time over an extended period. In addition, Texas Genco Sponsor LLC, the Investors and the Management Members will have the ability to exercise certain piggyback registration rights in connection with registered offerings requested by other Investors or initiated by us.

Tax Receivable Agreement

          As described in "Reorganization and Holding Company Structure — Reorganization," membership units held by Texas Genco Sponsor LLC and the Management Members in Texas

Genco Holdings LLC may be exchanged in the future for shares of our Class A common stock on a one-for-one basis. Each of the Investors shall have the right to require Texas Genco Sponsor LLC to distribute to them all or part of their proportionate share of the membership units in Texas Genco Holdings LLC at any time in order to effect this exchange. Texas Genco Holdings LLC intends to make an election under Section 754 of the Code effective for each taxable year in which an exchange of membership units for shares occurs, which may result in an adjustment to the tax basis of the assets owned by Texas Genco Holdings LLC at the time of an exchange of membership units. The exchanges may result in increases in the tax basis of the tangible and intangible assets of Texas Genco Holdings LLC that otherwise would not have been available. These increases in tax basis may reduce the amount of tax that we would otherwise be required to pay in the future.

          We intend to enter into a tax receivable agreement with the Investors and the Management Members that will provide for the payment by us to an exchanging Investor or Management Member of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax that we realize as a result of these increases in tax basis subject to a maximum amount determined under such agreement. We expect to benefit from the remaining 15% of cash savings, if any, in income tax that we realize.

          For purposes of the tax receivable agreement, cash savings in income tax will be computed by comparing our income tax liability to the amount of such taxes that we would have been required to pay had there been no adjustment to the tax basis of the tangible and intangible assets of Texas Genco Holdings LLC as a result of the exchanges and had we not entered into the tax receivable agreement. The term of the tax receivable agreement will commence upon consummation of this offering, although no tax benefit will be derived and thus no payments made until an exchange actually occurs, and will continue until all such tax benefits have been utilized or expired, unless we exercise our right to liquidate payments due under the tax receivable agreement for an amount based on an agreed payments remaining to be made under the agreement.

          If the IRS successfully challenges all or part of the tax basis increase or the depreciation or amortization of such basis increase, any subsequent payments we are required to make under the tax receivable agreement will be reduced accordingly. However, under no circumstances will we receive any reimbursements from the Investors and the Management Members of amounts previously paid by us under the tax receivable agreement. As a result, under certain circumstances, we could make payments to the Investors and the Management Members in excess of our actual cash tax savings.

          While the actual amount and timing of any payments under this agreement will vary depending upon a number of factors, including the timing of exchanges, the extent to which such exchanges are taxable and the amount and timing of our income, we expect that, as a result of the size of the increases of the tangible and intangible assets of Texas Genco Holdings LLC attributable to our interest in Texas Genco Holdings LLC, during the expected term of the tax receivable agreement, the payments that we may make to the Investors and the Management Members could be substantial. The tax receivable agreement will require approximately 85% of the cash savings, if any, to be paid to the exchanging Investor or Management Member. The increase in tax basis will depend, among other factors, upon the price of shares of our common stock at the time of the exchange and the extent to which such exchanges are taxable. Our ability to achieve benefits from any such increase, and the payments to be made under this agreement, will depend upon a number of factors, as discussed above, including the timing and amount of our future income.

Transaction and Monitoring Fee Agreement

          In connection with the Initial Acquisition, affiliates of the Investors entered into a transaction and monitoring fee agreement with Texas Genco LLC relating to certain monitoring, advisory and consulting services provided to Texas Genco LLC and its subsidiaries by those affiliates of the Investors. Pursuant to that agreement, Texas Genco LLC paid a transaction and advisory fee to the Investors in an aggregate amount of approximately $50 million upon the completion of the Initial Acquisition. In addition, Texas Genco LLC agreed to pay an aggregate annual monitoring fee of approximately $10 million, subject to a 5% increase per year, to affiliates of the Investors and to reimburse those entities for their out-of-pocket expenses in connection with the Formation Transactions and their ongoing services to Texas Genco LLC and its subsidiaries. The agreement also provides that we will indemnify the Investors and their respective affiliates, directors, officers and representatives for any and all losses relating to the services contemplated by the transaction and monitoring fee agreement and the engagement of those affiliates of the Investors pursuant to, and the performance by them of the services contemplated by, the transaction and monitoring fee agreement. As contemplated by the transaction and monitoring fee agreement, upon consummation of the offering of the Class A common stock, in lieu of and in termination of any future right of the affiliates of the Investors to receive the annual monitoring fee, Texas Genco LLC will pay to these affiliates an aggregate success fee of $30 million.

Amended and Restated Management Securityholder's Agreement

          Texas Genco Inc. and Texas Genco Holdings LLC will enter into amended and restated management securityholder's agreements with each of the Management Members that are consistent with the existing management unitholders' agreements to which the Management Members are currently parties and pursuant to which the management members will receive units in Texas Genco Holdings LLC in the Reorganization.

          The amended and restated management securityholder's agreements will impose significant contractual restrictions on transfers of membership units of Texas Genco Holdings LLC and shares of Class A and Class B common stock held by the Management Members or acquired by them upon exercise of options. In particular, Management Members will not be permitted to transfer their Texas Genco securities until the fifth anniversary of the effective date of their original receipt of an interest in Texas Genco LLC (early 2005 for most Management Members), subject to various exceptions for estate-planning transfers and transfers pursuant to piggyback registration or the put and call rights described below.

          The amended and restated management securityholder's agreements will provide for certain "put" and "call" rights upon termination of a Management Member's employment with us. Subject to certain restrictions, if a Management Member's employment is terminated, Texas Genco Inc. or Texas Genco Holdings LLC, as applicable, will have the right to purchase the shares, options or membership units held by the Management Member for a price to be calculated in accordance with the amended and restated management securityholder's agreements. In addition, if a Management Member's employment is terminated as a result of death or disability, such Management Member or such Management Member's estate has the right to force Texas Genco Inc. or Texas Genco Holdings LLC, as applicable, to purchase such Management Member's shares, options or membership units, on terms and subject to the limitations specified in the amended and restated management securityholder's agreement. In each case set forth above, we will not be required to complete the repurchase of any Management Member's shares, options or membership units to the extent and while there is a default or event of default under any of our or any subsidiary's debt instruments or if a default or event of default would result from the repurchase, or if such repurchase would not be permitted by applicable corporate law. In any such case, the closing of the repurchase may occur once any such violation has been remedied or is no longer in effect.

          In addition, the Management Members will agree that they will not during the term of their employment with us and for one year thereafter, without our prior written consent, engage in any business that competes with us. The Management Members will also agree that they will not during or after the term of their employment, without our prior written consent, disclose any confidential information pertaining to our business, except as required to perform their duties as our employees, by law or judicial process. In the event of a breach or threatened breach of the non-compete and confidentiality provisions of the amended and restated management securityholder's agreements, we may, in addition to other available rights and remedies, apply to any court of competent jurisdiction for specific performance and/or injunctive relief in order to enforce, or prevent any violations of, such provisions.

PRINCIPAL STOCKHOLDERS

          The following table and accompanying footnotes set forth certain information regarding the beneficial ownership of our Class A common stock and our Class B common stock and of the membership units of Texas Genco Holdings LLC by (1) each person known by us to beneficially own more than 5% of any class of the outstanding common stock of Texas Genco Inc., (2) each of our directors, (3) each of our named executive officers and (4) all directors and executive officers as a group.

          The number of shares and units outstanding and percentage of beneficial ownership before the offering of Class A common stock set forth below is based on the number of shares and units to be issued and outstanding immediately prior to the consummation of the offering of Class A common stock after giving effect to the other elements of the Reorganization. The number of shares and units and percentage of beneficial ownership after the offering set forth below is based on shares and units to be issued and outstanding immediately after the offering of Class A common stock. Beneficial ownership is determined in accordance with the rules of the SEC. Unless otherwise indicated, the address of each person named in the table below is c/o Texas Genco Inc., 12301 Kurland Drive, Houston, Texas 77034.

Texas Genco Holdings LLC Membership Units Beneficially Owned†
	Shares of Class A Common Stock Beneficially Owned†														Percentage of Combined Voting Power after the Offering Assuming the Under- writers' Option Is Not Exercised(1)(2)		Percentage of Combined Voting Power after the Offering Assuming the Under- writers' Option Is Exercised in Full(1)(2)
			Percentage After the Offering of Class A Common Stock Assuming the Under- writers' Option Is Not Exercised					Percentage After the Offering of Class A Common Stock Assuming the Under- writers' Option Is Exercised in Full						Percentage of Combined Voting Power of Texas Genco Inc. prior to the Offering of Class A Common Stock
				After the Offering of Class A Common Stock Assuming the Underwriters' Option Is Not Exercised(1)						After the Offering of Class A Common Stock Assuming the Underwriters' Option Is Not Exercised(1)
		Percentage Prior to the Offering of Class A Common Stock					Percentage Prior to the Offering of Class A Common Stock						Number of Shares of Class B Common Stock Beneficially Owned††
Name of Beneficial Owner	Number			Number	Percentage Owned	Number				Number	Percentage Owned
Blackstone Management Associates IV L.L.C.(2)	—	—%	—%	—	—%		24.8%		%			%		24.8%		%		%
H&F Investors III, Inc.(3)	—	—	—	—	—		24.8							24.8
KKR Millennium GP (Energy) LLC(4)	—	—	—	—	—		24.8							24.8
TPG Advisors III, Inc.(5)	—	—	—	—	—		9.5							9.5
TPG Advisors IV, Inc.(5)	—	—	—	—	—		15.3							15.3
Jack Fusco	—	—	—	—	—		*							*
Thad Miller	—	—	—	—	—		*							*
Kelvin Davis(6)	—	—	—	—	—	—	—	—		—	—		—	—	—		—
David Foley(7)	—	—	—	—	—	—	—	—		—	—		—	—	—		—
Frederick Goltz(8)	—	—	—	—	—	—	—	—		—	—		—	—	—		—
Philip Hammarskjöld(9)	—	—	—	—	—	—	—	—		—	—		—	—	—		—
Marc Lipschultz(10)	—	—	—	—	—	—	—	—		—	—		—	—	—		—
Michael MacDougall(11)	—	—	—	—	—	—	—	—		—	—		—	—	—		—
Prakash Melwani(12)	—	—	—	—	—	—	—	—		—	—		—	—	—		—
Erik Ragatz(13)	—	—	—	—	—	—	—	—		—	—		—	—	—		—
Directors and executive officers as a group (13 persons)	—	—%	—%	—	—%		100.0%		%			%		100.0%		%		%

†
The membership units of Texas Genco Holdings LLC are exchangeable for shares of Class A common stock of Texas Genco Inc. on a one-for-one basis. Beneficial ownership of membership units of Texas Genco Holdings LLC reflected in this table has not also been reflected as beneficial ownership of the shares of the Class A common stock of Texas Genco Inc. for which such units may be exchanged.

††
Each holder of membership units in Texas Genco Holdings LLC (other than Texas Genco Inc.) will be issued one or more shares of our Class B common stock that will entitle the holder (without regard to the number of shares of Class B common stock held) to a number of votes in Texas Genco Inc. that is equal to the aggregate number of membership units in Texas Genco Holdings LLC held by such holder.

*
Less than 1% of the class.

(1)
We will grant the underwriters an option to purchase up to an additional             shares of Class A common stock in the offering of Class A common stock. We will distribute membership units of Texas Genco Holdings LLC to the Investors and the Management Members shortly after the expiration of the underwriters' option to purchase additional shares to the extent that the option is not exercised in full. The aggregate number of membership units so distributed will equal (x) the number of additional shares the underwriters have an option to purchase minus (y) the actual number of shares the underwriters purchase from us pursuant to that option.

(2)
Securities shown as beneficially owned by Blackstone Management Associates IV L.L.C. are held of record by Blackstone TG Capital Partners IV L.P., Blackstone Capital Partners IV-A L.P., Blackstone Family Investment Partnership IV-A L.P. and Blackstone Participation Partnership IV L.P. Blackstone Management Associates IV L.L.C. is the general partner of each of these entities. Messrs. Peter G. Peterson and Stephen A. Schwarzman are the founding members of Blackstone and, as such may also be deemed to share beneficial ownership of the securities controlled by these entities. Each of Blackstone Management Associates IV L.L.C. and Messrs. Peterson and Schwarzman disclaims beneficial ownership of such securities except to the extent of his indirect pecuniary interest therein. The address of each of the entities and individuals listed is c/o The Blackstone Group L.P., 345 Park Avenue, New York, New York 10154.

(3)
Securities shown as beneficially owned by H&F Investors III, Inc. are held of record by Hellman & Friedman Capital Partners IV, L.P., H&F International Partners IV-A, L.P., H&F International Partners IV-C, L.P. and H&F Executive Fund IV, L.P. H&F Investors III, Inc. is the manager of H&F Administration IV, LLC, which is the administrative manager of H&F Investors IV, LLC, which is the general partner of each of the record holders. Messrs. Brian Powers, Warren Hellman, Thomas Steyer and Matthew Barger comprise the investment committee of H&F Investors III, Inc., which has investment and voting control over the securities controlled by each of these entities, and may be deemed to be beneficial owners of such securities. Each of H&F Investors III, Inc., H&F Administration IV, LLC, H&F Investors IV, LLC and Messrs. Powers, Hellman, Steyer and Barger disclaims beneficial ownership of such securities except to the extent of his indirect pecuniary interest therein. Membership of the investment committee is subject to change from time to time. The address of each of the entities and individuals listed is c/o Hellman & Friedman LLC, One Maritime Plaza, 12th Floor, San Francisco, California 94111.

(4)
Securities shown as beneficially owned by KKR Millennium GP (Energy) LLC are owned of record by KKR Partners III, L.P. and KKR Millennium Fund (Energy) L.P. (Series I). KKR Millennium GP (Energy) LLC is the general partner of KKR Partners III, L.P. (Series I), and KKR Associates Millennium (Energy) L.P., which is the general partner of KKR Millennium Fund (Energy) L.P. Messrs. Henry R. Kravis, George R. Roberts, James H. Greene, Jr., Paul E. Raether, Michael W. Michelson, Perry Golkin, Scott Stuart, Edward A. Gilhuly, Johannes P. Huth, Todd A. Fisher, Alexander Navab, Marc Lipschultz, Michael Calbert, Scott Nuttall, Reinhard Gorenflos and Jacques Garaialde, are members of KKR Millennium GP (Energy) LLC, which has investment and voting control over the securities controlled by each of these entities, and may be deemed to be beneficial owners of such securities. Each of KKR Millennium GP (Energy) LLC and KKR Associates Millennium (Energy) L.P. and Messrs. Kravis, Roberts, Greene, Raether, Michelson, Golkin, Stuart, Gilhuly, Huth, Fisher, Navab, Lipschultz, Calbert, Nuttall, Gorenflos and Garaialde disclaims beneficial ownership of such securities except to the extent of his indirect pecuniary interest therein. The address of each of the entities and individuals listed is c/o Kohlberg Kravis Roberts & Co. L.P., 9 West 57th Street, New York, New York 10019.

(5)
Securities shown as beneficially owned by TPG Advisors III, Inc. are owned of record by TPG Genco III, L.P., TPG III. L.P. — AIV 2, L.P. and TPG III. L.P. — AIV 3, L.P. (collectively, the "TPG III Entities"). TPG Advisors III, Inc. is the general partner of TPG GenPar III, L.P., which is the general partner of each of the TPG III Entities. Securities shown as beneficially owned by TPG Advisors IV, Inc. are owned of record by TPG Genco IV, L.P. and TPG Partners IV — AIV 2, L.P. (together, the "TPG IV Entities"). TPG Advisors IV, Inc. is the general partner of TPG GenPar IV, L.P., which is the general partner of each of the TPG IV Entities. Messrs. David Bonderman, James G. Coulter and William S. Price III are shareholders of TPG Advisors III, Inc. and may be deemed to be beneficial owners of securities owned by TPG III Entities. Messrs. Bonderman, Coulter and Price are also shareholders of TPG Advisors IV, Inc. and may be deemed to be beneficial owners of securities owned by TPG IV Entities. Each of by TPG Advisors III, Inc., TPG GenPar III, L.P., TPG Advisors IV, Inc. and TPG GenPar IV, L.P. and Messrs. Bonderman, Coulter and Price disclaims beneficial ownership of such securities except to the extent of his indirect pecuniary interest therein. The address of each of the entities and individuals listed is c/o Texas Pacific Group, 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

(6)
Mr. Davis is a partner of Texas Pacific Group.

(7)
Mr. Foley serves as a Senior Managing Director of The Blackstone Group L.P.

(8)
Mr. Goltz serves as a director of Kohlberg Kravis Roberts & Co. L.P.

(9)
Mr. Hammarskjöld serves as a Managing Director of Hellman & Friedman LLC and an officer of H&F Investors III, Inc.

(10)
Mr. Lipschultz is a member of KKR & Co. LLC, the general partner of Kohlberg Kravis Roberts & Co. L.P. Mr. Lipschultz disclaims beneficial ownership of these securities except to the extent of his indirect pecuniary interest therein.

(11)
Mr. MacDougall serves as a principal of Texas Pacific Group.

(12)
Mr. Melwani serves as a Senior Managing Director of The Blackstone Group L.P.

(13)
Mr. Ragatz serves as a Director of Hellman & Friedman LLC.

DESCRIPTION OF CAPITAL STOCK

          The following description of our capital stock as it will be in effect upon the consummation of the Reorganization is a summary and is qualified in its entirety by reference to our amended and restated certificate of incorporation and amended and restated bylaws, the forms of which are filed as exhibits to the registration statement of which this prospectus forms a part, and by applicable law.

          Upon consummation of the Reorganization, our authorized capital stock will consist of             shares of Class A common stock, par value $.01 per share,               shares of Class B common stock, par value $.01 per share and                          shares of preferred stock, par value $.01 per share.

Common Stock

          Immediately following the closing of this offering, there will be             shares of Class A common stock, assuming no exercise of the underwriters' option to purchase additional shares, and             shares of Class B common stock outstanding.

          Holders of our Class A common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Each holder of membership units in Texas Genco Holdings LLC (other than Texas Genco Inc.) will be issued one or more shares of our Class B common stock that will entitle the holder (without regard to the number of shares of Class B common stock held) to a number of votes in Texas Genco Inc. that is equal to the aggregate number of membership units in Texas Genco Holdings LLC held by such holder. Holders of our Class A common stock and Class B common stock will vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law. The holders of our Class A common stock and Class B common stock do not have cumulative voting rights in the election of directors.

          Holders of our Class A common stock are entitled to receive dividends when and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock. Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our Class A common stock will be entitled to receive pro rata our remaining assets available for distribution. Holders of our Class B common stock will not have any right to receive dividends or to receive a distribution upon a liquidation or winding up of Texas Genco Inc.

          Holders of our Class A common stock and Class B common stock do not have preemptive, subscription, redemption or conversion rights.

Preferred Stock

          Our amended and restated certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock (including convertible preferred stock). Unless required by law or by any stock exchange, the authorized shares of preferred stock will be available for issuance without further action by you. Our board of directors is able to determine, with respect to any series of preferred stock, the terms and rights of that series, including:

  •
  the designation of the series;

  •
  the number of shares of the series, which our board may, except where otherwise provided in the preferred stock designation, increase or decrease, but not below the number of shares then outstanding;

  •
  whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

  •
  the dates at which dividends, if any, will be payable;

  •
  the redemption rights and price or prices, if any, for shares of the series;

  •
  the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

  •
  the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of our company;

  •
  whether the shares of the series will be convertible into shares of any other class or series, or any other security, of our company or any other corporation, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

  •
  restrictions on the issuance of shares of the same series or of any other class or series; and

  •
  the voting rights, if any, of the holders of the series.

          We could issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of you might believe to be in your best interests or in which you might receive a premium for your Class A common stock over the market price of the Class A common stock.

Authorized but Unissued Capital Stock

          Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the New York Stock Exchange, which would apply if and so long as the Class A common stock remains listed on the New York Stock Exchange, and the NASDAQ National Market, which would apply if and so long as the Class A common stock remains listed on the NASDAQ National Market, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of Class A common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

          One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Anti-Takeover Effects of our Certificate of Incorporation and Bylaws and Certain Provisions of Delaware Law

          Certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws and the Delaware General Corporation Law ("DGCL"), which are summarized in the following paragraphs, may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares of Class A common stock held by stockholders.

  Classified Board

          Our amended and restated certificate of incorporation provides that our board of directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board. Our amended and restated certificate of incorporation provides that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed in the manner provided in the amended and restated bylaws. Our amended and restated certificate of incorporation and bylaws provide that the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by the board.

  Removal of Directors; Vacancies

          Under the DGCL, unless otherwise provided in our amended and restated certificate of incorporation, directors serving on a classified board may be removed by the stockholders only for cause. Our amended and restated certificate of incorporation and bylaws provide that, unless otherwise provided in our equityholders agreement, (1) prior to the date on which the Investors cease to beneficially own at least 40% of the voting power of all the then outstanding shares of our capital stock, directors may be removed for any reason upon the affirmative vote of holders of at least a majority of the voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class and (2) on and after the date the Investors cease to beneficially own at least 40% of the voting power of all the then outstanding shares of our capital stock, directors may be removed only for cause, and only upon the affirmative vote of holders of at least 80% in voting power of all the shares of stock then entitled to vote at an election of directors, voting together as a single class. In addition, our bylaws also provide that, unless otherwise provided in our equityholders' agreement, any vacancies on our board of directors will be filled only by the affirmative vote of a majority of the remaining directors, although less than a quorum.

  No Cumulative Voting

          The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation does not expressly provide for cumulative voting.

  Calling of Special Meetings of Stockholders

          Our amended and restated certificate of incorporation will provide that special meetings of our stockholders may be called only by or at the direction of the board of directors, the chairman of our board or the chief executive officer.

  Stockholder Action by Written Consent

          The DGCL permits stockholder action by written consent unless otherwise provided by our amended and restated certificate of incorporation. Our amended and restated certificate of incorporation will preclude stockholder action by written consent after the date on which the

Investors cease to own a majority of the voting power of all the then outstanding shares of our capital stock.

  Advance Notice Requirements for Stockholder Proposals and Director Nominations

          Our amended and restated bylaws will provide that stockholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of stockholders must provide timely notice of their proposal in writing to the secretary.

          Generally, to be timely, a stockholder's notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the previous year's annual meeting. Our amended and restated bylaws also specify requirements as to the form and content of a stockholder's notice. These provisions may impede stockholders' ability to bring matters before an annual meeting of stockholders or make nominations for directors at an annual meeting of stockholders.

  Supermajority Provisions

          The DGCL provides generally that the affirmative vote of a majority of the outstanding shares then entitled to vote at an election of directors, voting together as a single class, is required to amend our amended and restated certificate of incorporation or bylaws, unless the amended and restated certificate of incorporation requires a greater percentage. Our amended and restated certificate of incorporation provides that the following provisions in the amended and restated certificate of incorporation and bylaws may be amended only by a vote of 80% or more of all of the outstanding shares of our capital stock then entitled to vote:

  •
  the classified board (the election and term of our directors);

  •
  the removal of directors;

  •
  the prohibition on stockholder action by written consent;

  •
  the ability to call a special meeting of stockholders being vested solely in our board of directors, our chairman and our chief executive officer;

  •
  the advance notice requirements for stockholder proposals and director nominations; and

  •
  the amendment provision requiring that the above provisions be amended only with an 80% supermajority vote.

          In addition, subject to the foregoing, our amended and restated certificate of incorporation grants our board of directors the authority to amend and repeal our bylaws without a stockholder vote in any manner not inconsistent with the laws of the State of Delaware or our amended and restated certificate of incorporation.

  Conflicts of Interest

          Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our amended and restated certificate of incorporation will, to the maximum extent permitted from time to time by Delaware law, renounce any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to our officers, directors or stockholders or their respective affiliates, other than those officers, directors, stockholders or affiliates who are our or our subsidiaries' employees.

Limitations on Liability and Indemnification of Officers and Directors

          The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors' fiduciary duties. Our amended and restated certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL.

          Our amended and restated certificate of incorporation provides that we must indemnify our directors and officers to the fullest extent authorized by the DGCL. We are also expressly authorized to carry directors' and officers' liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

          The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Delaware Anti-Takeover Statute

          We have opted out of Section 203 of the DGCL. Section 203 provides that, subject to certain exceptions specified in the law, a Delaware corporation shall not engage in certain "business combinations" with any "interested stockholder" for a three-year period after the date of the transaction in which the person became an interested stockholder. Generally, a "business combination" includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with that person's affiliates and associates, owns, or within the previous three years did own, 15% or more of our voting stock. These provisions generally prohibit or delay the accomplishment of mergers or other takeover or change-in-control attempts that are not approved by a company's board of directors.

Transfer Agent and Registrar

          The transfer agent and registrar for our common stock is                  .

Listing

          We propose to list our Class A common stock on the New York Stock Exchange or the NASDAQ National Market, subject to official notice of issuance, under the symbol "             ."

Limited Liability Company Agreement of Texas Genco Holdings LLC

          Prior to this offering, Texas Genco Sponsor LLC and Texas Genco Inc. will form Texas Genco Holdings LLC. As the sole managing member of Texas Genco Holdings LLC, Texas Genco Inc. will operate and control all of the business and affairs of Texas Genco Holdings LLC and, through Texas Genco Holdings LLC and its subsidiaries, continue to conduct the business now conducted by these subsidiaries. See "Reorganization and Holding Company Structure." The form of the limited liability company of Texas Genco Holdings LLC is filed as an exhibit to the registration statement of which this prospectus forms a part, and the following description of the limited liability company agreement of Texas Genco Holdings LLC is qualified by reference thereto.

          As the sole managing member of Texas Genco Holdings LLC, Texas Genco Inc. will have unilateral control over all of the affairs and decision making of Texas Genco Holdings LLC. As such, Texas Genco Inc., through our officers and directors, will be responsible for all operational and administrative decisions of Texas Genco Holdings LLC and the day-to-day management of Texas Genco Holdings LLC's business. Furthermore, Texas Genco Inc. cannot be removed as the sole managing member of Texas Genco Holdings LLC without its approval.

          Pursuant to the limited liability company agreement of Texas Genco Holdings LLC, net profits, net losses and distributions of Texas Genco Holdings LLC will generally be allocated and made to its members pro rata in accordance with the percentages of their respective equity interests.

          Pursuant to the limited liability company agreement, transfers of membership units of Texas Genco Holdings LLC will be restricted.

          The limited liability company agreement will provide for cash distributions to the members of Texas Genco Holdings LLC on a periodic basis for the purposes of funding their tax obligations in respect of the income of Texas Genco Holdings LLC that is allocated to them. We expect that such distributions will be made on a pro rata basis until Texas Genco Sponsor LLC has received a distribution equal to 45% of its allocable share of the net taxable income and gain of Texas Genco Holdings LLC for the relevant tax period.

Texas Genco Holdings LLC Membership Units

          Immediately following this offering, there will be                          membership units of Texas Genco Holdings LLC issued and outstanding,                           of which will be beneficially owned by us, and                          of which will be beneficially owned by the Investors and the Management Members in the aggregate. The number of outstanding membership units of Texas Genco Holdings LLC owned by Texas Genco Inc. will at all times equal the number of shares of outstanding Class A common stock. The cash proceeds received by us from any issuance of shares of Class A common stock, including with regard to securities granted under the stock incentive plan, shall be concurrently transferred to Texas Genco Holdings LLC in exchange for membership units equal in number to such number of shares of Class A common stock issued by us.

          The membership units will have no voting rights associated with them, although non-managing members will have the limited right to consent to any modification or amendment of the terms of the Texas Genco Holdings LLC limited liability company agreement that is materially adverse to the member. Pursuant to the terms of Texas Genco Inc.'s amended and restated certificate of incorporation, each membership unit not owned by us is exchangeable for one share of Class A common stock at the holder's option.

DESCRIPTION OF INDEBTEDNESS

Senior Secured Credit Facilities

  Overview

          On December 14, 2004, Texas Genco LLC entered into senior secured credit facilities with Goldman Sachs Credit Partners L.P. and Morgan Stanley Senior Funding, Inc., as joint lead arrangers, Goldman Sachs Credit Partners L.P., Morgan Stanley Senior Funding, Inc., Deutsche Bank Securities Inc. and Citigroup Global Markets Inc., as joint bookrunners, and the lenders party thereto. Goldman Sachs Credit Partners L.P. is the administrative agent, Morgan Stanley Senior Funding, Inc. is the syndication agent and Deutsche Bank Securities Inc. and Citigroup Global Markets Inc. are the co-documentation agents. Notwithstanding the above, with respect to the $344.4 million senior secured special letter of credit facility described below, Deutsche Bank Securities Inc. and Goldman Sachs Credit Partners L.P. were joint lead arrangers and joint bookrunners. The credit agreement is filed as an exhibit to the registration statement of which this prospectus forms a part, and the following description of the senior secured credit facility is qualified by reference to the credit agreement.

          Our senior secured credit facilities consist of:

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  a $1,625.0 million senior secured term loan facility, which we refer to as the "term loan facility," $1,150.0 million of which we used to finance a portion of the cash consideration for the Initial Acquisition and $475.0 million of which we used to finance a portion of the cash consideration for the Nuclear Acquisition;

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  a $325.0 million senior secured revolving credit facility which is also available as a letter of credit facility, which we refer to as the "revolving credit facility", to be used for on-going working capital requirements and for general corporate purposes;

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  a $200.0 million senior secured base letter of credit facility, which we refer to as the "base letter of credit facility," to be used to provide letters of credit to support our commodity hedging agreements; and

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  an approximately $344.3 million senior secured special letter of credit facility, which we refer to as the "special letter of credit facility," to be used to provide letters of credit to support our approved commodity hedging agreements.

  Maturity and Amortization

          The term loan facility will mature on December 14, 2011, and the facility provides for quarterly amortization payments in an aggregate annual amount equal to 1% of the original principal amount of the facility, with the balance to be repaid in full at maturity. Each of the revolving credit facility, the base letter of credit facility and the special letter of credit facility will expire on December 14, 2009. Texas Genco LLC may borrow, repay and reborrow the total amount of the revolving credit facility until its maturity.

  Interest Rates and Fees

          Borrowings under the senior secured credit facilities bear interest, at Texas Genco LLC's option, at either:

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  a base rate, plus the applicable interest rate margin; or

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  a reserve adjusted Eurodollar rate on deposits for one-, two-, three-, six-, nine-or twelve-month periods (in the case of nine- or twelve month periods, to the extent available to all applicable lenders), plus the applicable interest rate margin.

          The applicable interest rate margin on loans made under the term loan facility is currently 1.00% for base rate loans under the facility and 2.00% for Eurodollar rate loans under the facility. The applicable interest rate margin on loans made under the revolving credit facility is currently 1.00% for base rate loans and 2.00% for Eurodollar loans. The applicable interest rate margin on loans made under the revolving credit facility is subject to downward adjustment based on a schedule that corresponds to the aggregate principal amount of loans repaid under the term loan facility. The applicable interest rate on loans made under the term loan facility is subject to adjustment based upon the achievement of certain credit ratings in respect of the facility.

          The senior secured credit facilities provide for the payment to the lenders of commitment fees equal to 0.5% per annum of the undrawn portion of the revolving credit facility, the base letter of credit facility and the special letter of credit facility (subject to adjustment). The commitment fees are paid quarterly in arrears.

          The senior secured credit facilities provide for the payment of fees on letters of credit that are issued under the revolving credit facility, the base letter of credit facility and the special letter of credit facility. Fees payable on letters of credit issued under the revolving credit facility are calculated by multiplying (x) the stated face amount of the letters of credit issued under the revolving credit facility with (y) the applicable interest rate margin for loans bearing interest at the Eurodollar rate under the revolving credit facility. Fees payable on letters of credit issued under the base letter of credit facility are equal to (x) the stated face amount of the letters of credit issued under the base letter of credit facility multiplied by (y) 2.00%, subject to downward adjustment based on a schedule that corresponds to the aggregate principal amount of loans repaid under the term loan facility. Fees payable on letters of credit issued under the special letter of credit facility to support the Goldman PPA and power purchase agreements with certain other hedging counterparties are in amounts equal to the sum of (A) (x) the stated amount of such letters of credit issued under the special letter of credit facility multiplied by (y) 1.00% and (B) (x) the average daily mark-to-market exposure of our hedging counterparties who are the beneficiaries of such letters of credit (or, if less, the stated face amount of letters of credit issued under the special letter of credit facility) multiplied by (y) 1.00%. Fees payable on letters of credit issued under the special letter of credit facility to support power purchase agreements with other hedging counterparties are equal to (x) the stated amount of such letters of credit issued under the special letter of credit facility to other hedging counterparties multiplied by (y) 2.00%, subject to downward adjustment based on the achievement of certain credit ratings for the term loan facility.

  Guarantees and Security

          Texas Genco LLC's obligations under the senior secured credit facilities (and any other obligations secured pari passu with the senior secured credit facilities) are unconditionally and irrevocably jointly and severally guaranteed by each of its existing and subsequently acquired or organized domestic subsidiaries, other than unrestricted subsidiaries.

          Texas Genco LLC's obligations under the senior secured credit facilities and the guarantees of those obligations are secured by a perfected lien on, and a pledge of, the following:

  •
  100% of the capital stock of each of its domestic subsidiaries and no more than 65% of the voting stock of each of its and its guarantors' "first tier" foreign subsidiaries, in each case, other than its unrestricted subsidiaries, and all intercompany debt; and

  •
  all of its and its guarantors' assets, including all personal, real and mixed property (except for certain excluded assets).

  Ranking

          The security interests securing the senior secured credit facilities (and any other obligation secured pari passu with the senior secured credit facilities) rank first in priority ahead of the security interests securing Texas Genco LLC's obligations under certain commodity hedging agreements (and any other obligations that are secured on a junior basis to the senior secured credit facilities).

  Covenants

          The senior secured credit facilities contain financial, affirmative and negative covenants that we believe are usual and customary for a senior secured credit agreement. The negative covenants in the senior secured credit facilities include, among other things, limitations (each of which are subject to customary exceptions for financings of this type) on Texas Genco LLC's and its restricted subsidiaries' ability to:

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  incur liens;

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  incur additional debt;

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  make certain restricted junior payments (including payments of dividends, redemptions and voluntary prepayments of certain debt), provided, that Texas Genco LLC will be permitted to make distributions to our members for their tax payments;

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  make investments and issue guarantees; and

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  engage in mergers and acquisitions, asset sales, sale/leaseback transactions and transactions with affiliates.

          Our senior secured credit facilities also contain the following financial covenants:

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  a minimum interest coverage ratio;

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  a maximum leverage ratio; and

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  a maximum capital expenditure limitation.

  Mandatory and Optional Prepayments

          The senior secured credit facilities require Texas Genco LLC to prepay loans outstanding under the term loan facility, subject to certain exceptions and basket amounts, with:

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  100% of the net proceeds from certain asset sales or other dispositions of any of Texas Genco LLC's or its restricted subsidiaries' property or assets, subject to certain reinvestment provisions;

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  100% of the net proceeds from insurance or condemnation payments made on account of certain casualty or condemnation related losses of Texas Genco LLC's or its restricted subsidiaries' property or assets, subject to certain reinvestment provisions;

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  100% of the net proceeds received from the incurrence of certain indebtedness by Texas Genco LLC or its restricted subsidiaries; and

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  initially 75% of excess cash flow (as defined in the senior secured credit agreement), stepping down to 50% and then 25% of excess cash flow, in either case based on a schedule that corresponds with the aggregate amount repaid under the term loan facility.

          The foregoing mandatory prepayments will be applied without penalty or premium (except for breakage costs, if any) and will be applied to scheduled amortization payments due within the

12 months following the prepayment event and then to remaining amortization amounts on a pro rata basis.

          The senior secured credit facilities provide for Texas Genco LLC to be able, at its option, to prepay borrowings under the senior secured credit facilities or reduce commitments under the revolving credit facility, the base letter of credit facility or the special letter of credit facility, without penalty or premium (except for breakage costs, if any). Any voluntary prepayment of borrowings under the term loan facility will be applied to scheduled amortization payments as we direct.

  Events of Default

          The senior secured credit facilities contain certain customary events of default (subject to grace periods, notice periods, monetary thresholds and other qualifications, as appropriate), including among others:

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  failure to make payments when due;

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  non-compliance with financial, affirmative or negative covenants;

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  breaches of representations and warranties;

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  defaults under certain other agreements or instruments of indebtedness;

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  payment defaults under certain commodity hedging agreements;

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  bankruptcy;

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  unsatisfied judgments in excess of specified amounts;

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  certain ERISA violations;

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  impairment of security interests in collateral or invalidity of guarantees; and

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  a change of control (as defined in the credit agreement governing the senior secured credit facilities).

Funded Letter of Credit Facility

          On June 24, 2005, Texas Genco LLC entered into a $150,000,000 funded letter of credit facility with Goldman Sachs Credit Partners, L.P., Sumitomo Mitsui Banking Corporation, Commerzbank AG New York and Grand Cayman Branches and Union Bank of California, N.A. Goldman Sachs Credit Partners, L.P. is the administrative agent, Sumitomo Mitsui Banking Corporation is the letter of credit issuer and Commerzbank AG New York and Grand Cayman Branches and Union Bank of California, N.A. are the co-documentation agents. The funded letter of credit agreement is filed as an exhibit to the registration statement of which this prospectus forms a part, and the following description of the funded letter of credit facility is qualified by reference to the funded letter of credit agreement.

          The funded letter of credit facility will expire on December 14, 2011. The funded letter of credit facility provides for the payment to the administrative agent for the benefit of each lender of fees totalling 2.08% per annum on such lender's credit-linked deposit funding amount. The funded letter of credit facility provides for the payment of fronting fees to the issuing lender in an amount equal to the stated amount of all funded letters of credit outstanding multiplied by 0.12% per annum. All fees are paid quarterly in arrears. The funded letter of credit facility provides for Texas Genco LLC to be able, at its option, to reduce commitments, without penalty or premium.

          Texas Genco LLC's obligations under the funded letter of credit facility are unconditionally and irrevocably jointly and severally guaranteed by each of its existing and subsequently acquired or organized domestic subsidiaries, other than unrestricted subsidiaries, and the obligations and guarantees are secured by a perfected lien on all of its and its guarantors' assets, including all personal, real and mixed property (except for certain excluded assets).

          The security interest securing the funded letter of credit facility ranks pari passu with the security interests securing the senior secured credit facilities, and ahead of the security interests securing Texas Genco LLC's obligations under certain commodity hedging agreements (and any other obligations that are secured on a junior basis to the senior secured credit facilities and the funded letter of credit facility).

          The funded letter of credit facility contains financial, affirmative and negative covenants that we believe are usual and customary for a funded letter of credit facility and certain customary events of default (subject to grace periods, notice periods, monetary thresholds and other qualifications, as appropriate). The covenants and the events of default are similar to those contained in the senior secured credit facilities.

Senior Notes

  Overview

          On December 14, 2004, Texas Genco LLC and Texas Genco Financing Corp., our wholly owned subsidiaries, co-issued unsecured 6.875% Senior Notes due December 15, 2014, in an aggregate principal amount of $1,125.0 million. The indenture under which the senior notes were issued is filed as an exhibit to the registration statement of which this prospectus forms a part, and the following description of the senior notes is qualified by reference to the indenture.

          Interest on the senior notes is payable semiannually in arrears on December 15 and June 15, commencing June 15, 2005. Pursuant to the indenture, on or before December 15, 2007, Texas Genco LLC, may, at its option, use the net proceeds from one or more equity offerings to redeem up to 40% of the aggregate principal amount of the senior notes originally issued at a price equal to 106.875% of their principal amount plus accrued and unpaid interest to the redemption date. Before December 15, 2009, Texas Genco LLC may redeem all or a portion of the senior notes at a price equal to 100% of the principal amount of the senior notes plus a "make-whole" premium. Additionally, Texas Genco LLC has the option to redeem all or a portion of the senior notes at any time on or after December 15, 2009 at the redemption prices set forth in the indenture governing the senior notes. All payments on the senior notes, including principal and interest, are jointly and severally, fully and unconditionally guaranteed on a senior basis by all of Texas Genco LLC's existing and subsequently acquired or organized domestic subsidiaries that guarantee the senior secured credit facilities.

          The indenture governing the senior notes contains certain covenants that, among other things, limit Texas Genco LLC's ability and the ability of its restricted subsidiaries to incur additional indebtedness, create liens, pay dividends or make other equity distributions, purchase or redeem capital stock, make investments, sell assets or consolidate or merge with or into other companies and engage in transactions with affiliates. Subject to certain exceptions, the indenture governing the senior notes permits Texas Genco LLC and its restricted subsidiaries to incur additional indebtedness, including secured indebtedness. Many of these covenants will be suspended if the senior notes receive investment grade ratings from both Standard & Poor's Rating Group, a division of McGraw-Hill, Inc., and Moody's Investor's Service, Inc. or if such ratings are not publicly available, from a nationally recognized statistical rating agency or agencies and no default or event of default has occurred and is continuing under the indenture governing the senior notes.

SHARES ELIGIBLE FOR FUTURE SALE

          Prior to the offering of Class A common stock, there has not been any public market for our Class A common stock, and we cannot predict what effect, if any, market sales of shares of Class A common stock or the availability of shares of Class A common stock for sale will have on the market price of our Class A common stock. Nevertheless, sales of substantial amounts of Class A common stock in the public market, or the perception that such sales could occur, could materially and adversely affect the market price of our Class A common stock and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate.

          Upon the closing of the offering of Class A common stock, we will have outstanding an aggregate of approximately                          shares of Class A common stock, assuming no exercise of the underwriters' option to purchase additional shares to cover overallotments, all of which will have been sold in the offering of Class A common stock. These shares will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our "affiliates," as that term is defined under Rule 144 of the Securities Act, may be sold only in compliance with the limitations described below.

          In addition, upon consummation of the offering of Class A common stock, the Investors and the Management Members will beneficially own approximately                          approximately                           membership units in Texas Genco Holdings LLC. Pursuant to the terms of our amended and restated certificate of incorporation, the Investors and the Management Members could from time to time exchange their membership units in Texas Genco Holdings LLC for, shares of our Class A common stock on a one-for-one basis. These shares of Class A common stock would be "restricted securities," as that term is defined under Rule 144. Upon expiration of the lock-up agreements below in "— Lock-Up Agreements" and in "Underwriting," these restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or 144(k) under the Securities Act, which are summarized below.

Registration Rights Agreement

          Under our registration rights agreement, we may be required to register the sale of shares of our Class A common stock held by and to be issued upon conversion of membership units of Texas Genco Holdings LLC held by the Investors and the Management Members. Under the registration rights agreement, the Investors have the right to request us to register the sale of their shares and may require us to make available shelf registration statements permitting sales of shares into the market from time to time over an extended period. In addition, the Investors and the Management Members will have the ability to exercise certain piggyback registration rights in connection with registered offerings requested by other Investors or initiated by us. See "Certain Relationships and Related Party Transactions — Registration Rights Agreement."

Rule 144

          In general, under Rule 144 as currently in effect, a person (or persons whose shares are required to be aggregated), including an affiliate, who has beneficially owned shares of our common stock for at least one year is entitled to sell in any three-month period a number of shares that does not exceed the greater of:

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  1% of the then-outstanding shares of common stock or approximately             million shares assuming no exercise by the underwriters of their option to purchase additional shares; and

  •
  the average weekly reported volume of trading in the common stock on the New York Stock Exchange or NASDAQ National Market during the four calendar weeks preceding the date on which notice of sale is filed, subject to restrictions.

          Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(k)

          In addition, a person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, would be entitled to sell those shares under Rule 144(k) without regard to the manner of sale, public information, volume limitation or notice requirements of Rule 144. To the extent that our affiliates sell their shares, other than pursuant to Rule 144 or a registration statement, the purchaser's holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.

Lock-Up Agreements

          We have agreed with the underwriters not to dispose of any of our Class A common stock or securities convertible into or exchangeable for shares of our Class A common stock, subject to specified exceptions, during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. In addition, our directors and executive officers and the Investors and certain of their affiliates, who beneficially own an aggregate of              membership units in Texas Genco Holdings LLC that can be exchanged for Class A common stock on a one-for-one basis, have agreed with the underwriters not to dispose of or hedge any of our Class A common stock or securities convertible into or exchangeable for shares of our Class A common stock, subject to specified exceptions, during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co.

Stock Options

          Pursuant to our unit option plan and our stock incentive plan, we have granted options to our employees to purchase an aggregate of              shares of our Class A common stock. Of the outstanding shares of common stock granted subject to options, options relating to approximately              shares of Class A common stock have vested.

          As soon as practicable following this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of Class A common stock subject to outstanding stock options and the shares of Class A common stock subject to the stock incentive plan. Subject to the lock-up agreements described above, shares covered by these registration statements will be available for sale in the public market, other than shares owned by our affiliates, which may be sold in the public market if they are registered or qualify for an exemption from registration under Rule 144.

MATERIAL UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSEQUENCES TO
NON-U.S. HOLDERS OF CLASS A COMMON STOCK

          The following is a summary of certain United States federal income and estate tax consequences of the purchase, ownership and disposition of our Class A common stock as of the date hereof. Except where noted, this summary deals only with Class A common stock that is held as a capital asset by a non-U.S. holder.

          A "non-U.S. holder" means a person (other than a partnership) that is not for United States federal income tax purposes any of the following:

  •
  an individual citizen or resident of the United States;

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  a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

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  an estate the income of which is subject to United States federal income taxation regardless of its source; or

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  a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

          This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the "Code"), and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, it does not represent a detailed description of the United States federal income and estate tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws (including if you are a United States expatriate, "controlled foreign corporation," "passive foreign investment company," corporation that accumulates earnings to avoid United States federal income tax or an investor in a pass-through entity). We cannot assure you that a change in law may alter significantly the tax considerations that we describe in this summary.

          If a partnership holds our Class A common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our Class A common stock, you should consult your tax advisors.

          If you are considering the purchase of our Class A common stock, you should consult your own tax advisors concerning the particular United States federal income and estate tax consequences to you of the ownership of our Class A common stock, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

Dividends

          Dividends paid to a non-U.S. holder of our Class A common stock generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, where a tax treaty applies, are attributable to a United States permanent establishment of the non-U.S. holder) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are generally subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

          A non-U.S. holder of our Class A common stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required to (a) complete Internal Revenue Service Form W-8BEN (or other applicable form) and certify under penalty of perjury that such holder is not a United States person as defined under the Code or (b) if our Class A common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are entities rather than individuals.

          A non-U.S. holder of our Class A common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

Gain on Disposition of Class A Common Stock

          Any gain realized on the disposition of our Class A common stock by a non-U.S. holder generally will not be subject to United States federal income tax unless:

  •
  the gain is effectively connected with a trade or business of the non-U.S. holder in the United States, and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. holder;

  •
  the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

  •
  we are or have been a "United States real property holding corporation" for United States federal income tax purposes.

          An individual non-U.S. holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States. If a non-U.S. holder that is a foreign corporation falls under the first bullet point immediately above, it will be subject to tax on its net gain in the same manner as if it were a United States person as defined under the Code and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

          We believe we are not and do not anticipate becoming a "United States real property holding corporation" for United States federal income tax purposes although no assurance can be given in this regard as the determination of whether we are a "United States real property holding corporation" is fact-specific and depends on the composition of our assets. If, contrary to our belief, we are or become a "United States real property holding corporation," so long as our common stock continues to be regularly traded on an established securities market (such as the New York Stock Exchange or the NASDAQ National Market), only a non-U.S. holder who holds or held (at any time during the shorter of the five year period preceding the date of disposition or the holder's holding period) more than 5% of our common stock will be subject to United States federal income tax on the disposition of our common stock.

Federal Estate Tax

          Class A common stock held by an individual non-U.S. holder at the time of death will be included in such holder's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

          We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

          A non-U.S. holder will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a non-U.S. holder, and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code, or such holder otherwise establishes an exemption.

          Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our Class A common stock within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code) or such owner otherwise establishes an exemption.

          Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder's United States federal income tax liability provided the required information is furnished to the Internal Revenue Service.

UNDERWRITING

          We and the underwriters named below have entered into an underwriting agreement with respect to the shares of Class A common stock being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. and                          are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.

Total

          The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

          If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional             shares from us to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

          The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase             additional shares.

Paid by Us
	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

          Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $                          per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $                          per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

          We, our directors and executive officers and the Investors have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of our Class A common stock or securities convertible into or exchangeable for shares of our Class A common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. See "Shares Available for Future Sale" for a discussion of certain transfer restrictions.

          Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among us and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

          We intend to apply to list our Class A common stock on the New York Stock Exchange or NASDAQ National Market under the symbol "         ".

          In connection with the offering, the underwriters may purchase and sell shares of our Class A common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Shorts sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our Class A common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of Class A common stock made by the underwriters in the open market prior to the completion of the offering.

          The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

          Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of our Class A common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our Class A common stock. As a result, the price of our Class A common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time.

          In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), each Underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date") it has not made and will not make an offer of Shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Shares to the public in that Relevant Member State at any time:

  (a)
  to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

  (b)
  to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and

    (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

  (c)
  in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

          For the purposes of this provision, the expression an "offer of Shares to the public" in relation to any Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Shares to be offered so as to enable an investor to decide to purchase or subscribe the Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

          Each of the underwriters has represented and agreed that:

  (a)
  it has not made or will not make an offer of shares to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended) (FSMA) except to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by us of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority (FSA);

  (b)
  it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to us; and

  (c)
  it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

          The shares may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the shares may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

          This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation or subscription or purchase, of the securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than under circumstances in which such offer, sale or invitation does not constitute an offer or sale, or invitation for subscription or purchase, of the securities to the public in Singapore.

          The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

          A prospectus in electronic format will be made available on the websites maintained by one or more of the representatives of this offering and may also be made available on websites maintained by other underwriters. The underwriters may agree to allocate a number of shares of Class A common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

          The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

          We estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $             .

          We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

          Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses. Goldman Sachs Credit Partners L.P., an affiliate of Goldman, Sachs & Co., is a lender and arranger under our term loan facility, revolving credit facility and base letter of credit facility and a lender under our funded letter of credit facility. We have also entered into the Goldman PPA and the natural gas swap agreement with an affiliate of Goldman, Sachs & Co. See "Business — Power Sales — Goldman Power Purchase Agreement."

LEGAL MATTERS

          Certain legal matters in connection with the offering will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York. Certain legal matters in connection with the offering will be passed upon for the underwriters by Latham & Watkins LLP, New York, New York. An investment vehicle composed of selected partners of Simpson Thacher & Bartlett LLP, members of their families, related parties and others own an interest representing less than 1% of the capital commitments of funds controlled by The Blackstone Group. Certain partners of Simpson Thacher & Bartlett LLP, members of their families, related persons and others have an indirect interest, through limited partnerships which are investors in the KKR Millennium Fund, L.P., in less than 1% of the ownership interests in Texas Genco Holdings LLC. Certain partners of Latham & Watkins LLP, members of their families, related persons and others have an indirect interest, through limited liability companies which are investors in the KKR Millennium Fund, L.P., in less than 1% of the ownership interests in Texas Genco Holdings LLC.

EXPERTS

          The consolidated balance sheet of Texas Genco Inc. as of May 27, 2005 and the related statements of cash flows and stockholder's equity for the period from May 20, 2005 to May 27, 2005 appearing in this prospectus has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

          The consolidated balance sheet of Texas Genco LLC and subsidiaries as of December 31, 2004 and the related consolidated statements of operations, cash flows, members' equity and comprehensive loss for the period from July 19, 2004 to December 31, 2004, all appearing in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

          The consolidated balance sheet of Texas Genco Holdings, Inc. and subsidiaries as of December 31, 2003 and 2004 and the related statements of consolidated operations and consolidated cash flows for each of the three years for the period ended December 31, 2004, and the statement of consolidated comprehensive loss for each of the three years for the period ended December 31, 2004, all appearing in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

ADDITIONAL INFORMATION

          We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the offering of Class A common stock. This prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information with respect to us and the shares of our Class A common stock, reference is made to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete. We are not currently subject to the informational requirements of the Exchange Act. As a result of the offering of the shares of Class A common stock, we will become subject to the informational requirements of the Exchange Act, and, in accordance therewith, will file reports and other information with the SEC. The registration statement, such reports and other information can be inspected and copied at the Public Reference Room of the SEC located at 100 F Street, NE, Washington, DC 20549. Copies of such materials, including copies of all or any portion of the registration statement, can be obtained from the Public Reference Room of the SEC at prescribed rates. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room. Such materials may also be accessed electronically by means of the SEC's home page on the Internet (http://www.sec.gov).

GLOSSARY OF SELECTED TERMS

          "Available baseload capacity" means a projection of the average amount of solid-fuel baseload capacity we expect to have available to operate during the course of a year. It does not take into account possible unplanned outages and, for the period from January 1, 2005 through May 19, 2005 (the date of the consummation of the ROFR), includes only a 30.8% undivided interest in STP.

          "Average power price" means total revenues, excluding revenues from amortization of below-market sales contracts and the effect of other non-trading derivatives, divided by megawatt hours sold.

          "Baseload plant" means a power plant which typically generates power at a relatively constant level of output to meet the constant minimum load demanded. Baseload plants are designed to generate power at or near their maximum capacity during most hours of the year and are characterized by relatively high capital costs and low variable costs. Baseload plants generally have a capacity factor that is above 60%. We refer to our coal, lignite and nuclear plants collectively as baseload plants.

          "Capacity" means the maximum load that a generator, piece of equipment, substation, transmission line, or system can produce or carry under existing conditions.

          "Capacity factor" means the ratio of power generated by a unit or plant to its maximum potential quantity generation capacity. It is expressed as a percentage.

          "Combined cycle" means a power generation method whereby a power plant uses a combination of natural gas turbine and steam turbine equipment to generate electricity from a single fuel.

          "Commercial operation" means the time at which a plant achieves certain operational and capability criteria such that control of the loading of the generator is turned over to the system dispatcher.

          "Cycling plant" means a plant that is regularly operated for a certain period of time each day when demand is highest, and is idle during the periods of the day when demand is low. These plants are designed to start-up and shutdown on a daily basis.

          "Derate" means a decrease in the net generating capacity of a power generating unit.

          "ERCOT" means the Electric Reliability Council of Texas, Inc., which is a single, not-for-profit organization that administers a large portion of the state's power grid and is responsible for the overall operation and reliability of the grid including its future planning needs. ERCOT is one of 10 electric reliability regions in North America operating under the reliability and safety standards set by NERC; more generally, the market administered by the organization.

          "ERCOT ISO" means the ERCOT Independent System Operator, which is a neutral operator responsible for maintaining instantaneous balance of the grid system. The ERCOT ISO performs its function by controlling the dispatch of plants to ensure that loads match resources available to the system.

          "EWG" means an exempt wholesale generator, as defined by the PUHCA.

          "FERC" means the Federal Energy Regulatory Commission.

          "Firm basis" means that we are obligated to deliver scheduled power quantities even if we were to experience an outage or derate at one of our plants.

          "Gas turbine" means a type of turbine in which combusted, pressurized natural gas is directed against a series of blades connected to a shaft, which forces the shaft to turn to produce mechanical energy.

          "Gigawatt" or "GW" means 1,000 megawatts of electrical power.

          "Heat rate" is a measure of thermal efficiency in which a power plant converts a specified number of MMBtu into a MWh. A lower heat rate implies a greater thermal efficiency.

          "Houston Ship Channel gas price" is the index price for natural gas which comes from a principal gateway for natural gas located in southeast Texas.

          "Intermediate plant" means a plant that is designed to operate for multiple days consecutively and is not designed for short-term peak operating or long-term baseload operation. Intermediate plants typically have progressively lower capital costs and higher variable operating costs, due to the use of more expensive fuel (typically natural gas and petroleum) and lower efficiencies relative to baseload plants.

          "Joule" means a standard unit of energy equal to the amount of energy exerted when a force of one Newton is applied over a distance of one meter. It is the equivalent of one watt radiated or dissipated for one second.

          "Kilowatt" or "kW" means 1,000 watts of electrical power.

          "Lo-NOx Burner" means a burner inside the boiler of a power generation unit that has been designed to lower the NOx emissions during the combustion process.

          "Megawatt" or "MW" means one million watts of electrical power. A MW of capacity is capable of delivering 8,760 MWh of power per year, or one MW of power in each of the 8,760 hours of the year. In order to determine the MWh of power we are required to deliver, the MW of capacity are mulitiplied by the number of hours in the year. For example, 100 MW of capacity sold forward for a given year implies 876,000 MWh of power are to be delivered.

          "Megawatt hour" or "MWh" means 1,000 kilowatt hours and is derived by multiplying total megawatts of capacity by the number of hours during which such capacity is delivered. For example, the total megawatt hours produced by a generating unit in one year can be calculated by multiplying the plant's megawatts of capacity by the capacity factor by 8,760 (the number of hours in one year).

          "MMBtu" means one million British Thermal units. One British Thermal unit represents the amount of thermal energy required to raise the temperature of one pound of water at its highest density by one degree Fahrenheit, or approximately 1,055 joules.

          "Mothballed" means a power plant that has been placed into an inactive operational status but is not permanently retired.

          "NERC" means the North American Electric Reliability Council, which is a not-for-profit organization comprised of 10 regional reliability councils in North America. NERC sets standards for the reliable operation and planning of the bulk electric system and monitors, assesses and enforces compliance with such standards.

          "Net generation capacity" means the power output that can be continuously generated by a unit under normal operating conditions.

          "NOx" means nitrogen oxide.

          "NRC" means the Nuclear Regulatory Commission.

          "Peak demand" means the maximum electrical load that a system requires within a specified period of time.

          "Peaking plant" means a plant designed to operate for relatively short periods of time during the hours of the highest daily, weekly, or seasonal loads. Peaking plants generally exhibit low efficiency and fast start-up times.

          "Reserve margin" means the amount of unutilized available capacity of an electric power system at peak load as a percentage of peak load. Available capacity includes mothballed plants that are not retired or closed indefinitely.

          "SO2" means sulfur dioxide.

          "Turbine" or "turbine generator" means a machine for generating rotary mechanical power (electricity) from the kinetic energy of a stream of fluid such as water, steam, or gas.

          "Uprate" means a modification to the components of a power generating unit that results in an increase in the net generating capacity.

          "Watt" means the scientific unit of electrical power or typically the rate of power use that gives rise to the production of power at a rate of one joule per second.

Texas Genco Inc.:
Report of Independent Registered Public Accounting Firm
Balance Sheet of Texas Genco Inc. as of May 27, 2005
Statement of Cash Flows of Texas Genco Inc. for the period from May 20, 2005 to May 27, 2005
Statement of Stockholder's Equity of Texas Genco Inc. for the period from May 20, 2005 to May 27, 2005
Notes to the Financial Statements of Texas Genco Inc. for the period from May 20, 2005 to May 27, 2005
Texas Genco LLC:
Report of Independent Registered Public Accounting Firm
Consolidated Statement of Operations of Texas Genco LLC and subsidiaries for the period from July 19, 2004 to December 31, 2004
Consolidated Balance Sheet of Texas Genco LLC and subsidiaries as of December 31, 2004
Consolidated Statement of Cash Flows of Texas Genco LLC and subsidiaries for the period from July 19, 2004 to December 31, 2004
Consolidated Statement of Members' Equity and Other Comprehensive Income (Loss) of Texas Genco LLC and subsidiaries for the period from July 19, 2004 to December 31, 2004
Notes to the Consolidated Financial Statements of Texas Genco LLC and subsidiaries for the period from July 19, 2004 to December 31, 2004
Condensed Statement of Consolidated Income of Texas Genco LLC and subsidiaries for the three months ended March 31, 2005
Consolidated Balance Sheets of Texas Genco LLC and subsidiaries as of March 31, 2005 and December 31, 2004
Condensed Statement of Consolidated Cash Flows of Texas Genco LLC and subsidiaries for the three months ended March 31, 2005
Consolidated Statement of Members' Equity and Other Comprehensive Income (Loss) for the three months ended March 31, 2005
Notes to the Consolidated Financial Statements of Texas Genco LLC and subsidiaries for the three months ended March 31, 2005
Texas Genco Holdings, Inc.:
Report of Independent Registered Public Accounting Firm
Statements of Consolidated Operations of Texas Genco Holdings, Inc. and subsidiaries for the years ended December 31, 2004, 2003 and 2002
Consolidated Balance Sheet of Texas Genco Holdings, Inc. and subsidiaries as of December 31, 2004 and 2003
Statements of Consolidated Cash Flows of Texas Genco Holdings, Inc. and subsidiaries for the years ended December 31, 2004, 2003 and 2002
Statements of Consolidated Capitalization and Shareholders' Equity of Texas Genco Holdings, Inc. and subsidiaries for the years ended December 31, 2004, 2003 and 2002
Notes to the Consolidated Financial Statements of Texas Genco Holdings, Inc. and subsidiaries for the years ended December 31, 2004, 2003 and 2002
Statements of Consolidated Income of Texas Genco Holdings, Inc. and subsidiaries for the three months ended March 31, 2005 and 2004
Consolidated Balance Sheets of Texas Genco Holdings, Inc. and subsidiaries as of March 31, 2005 and December 31, 2004
Statements of Consolidated Cash Flows of Texas Genco Holdings, Inc. and subsidiaries for the three months ended March 31, 2005 and 2004
Notes to the Consolidated Financial Statements of Texas Genco Holdings, Inc. and subsidiaries for the three months ended March 31, 2005 and 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholder of
    Texas Genco Inc.:
Houston, Texas

We have audited the accompanying balance sheet of Texas Genco Inc. as of May 27, 2005 and the related statements of stockholder's equity and cash flows for the period from May 20, 2005 (date of inception) to May 27, 2005. These financial statements are the responsibility of the Texas Genco Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Texas Genco Inc. is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements presents fairly, in all material respects, the financial position of Texas Genco Inc. as of May 27, 2005 and its cash flows for the period from May 20, 2005 (date of inception) to May 27, 2005 in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

Houston, Texas

June 3, 2005

TEXAS GENCO INC.

BALANCE SHEET

At May 27, 2005
Assets — Cash	$1.00

Stockholder's equity:
Class A Common Stock ($0.01 par value, 100,000 shares authorized, no shares outstanding)	—
Class B Common Stock ($0.01 par value, 100,000 shares authorized, 100 shares outstanding)	$1.00

Total stockholder's equity	$1.00

See Notes to Texas Genco Inc.'s Financial Statements.

TEXAS GENCO INC.

STATEMENT OF CASH FLOWS

For the Period from
May 20, 2005 (Date of Inception) to May 27, 2005

Period From Inception (May 20, 2005) to May 27, 2005
Cash Flows from Financing Activities:
Sale of Class B Common Stock	$1.00

Net Increase in Cash	1.00
Cash at Date of Inception	—

Cash as of May 27, 2005	$1.00

See Notes to Texas Genco Inc.'s Financial Statements.

TEXAS GENCO INC.

STATEMENT OF STOCKHOLDER'S EQUITY

Period From Inception (May 20, 2005) to May 27, 2005
Initial Contribution	$1.00
Net Income	—

Total Stockholder's Equity	$1.00

See Notes to Texas Genco Inc.'s Financial Statements.

TEXAS GENCO INC.

NOTES TO FINANCIAL STATEMENTS

(1)    Organization and Purpose

          Texas Genco Inc. was incorporated as a Delaware corporation on May 20, 2005. Pursuant to a reorganization into a holding company structure, Texas Genco Inc. will be a holding company and its sole asset will be an equity interest in Texas Genco Holdings LLC. As the sole managing member of Texas Genco Holdings LLC, Texas Genco Inc. will operate and control all of the business and affairs of Texas Genco Holdings LLC and, through Texas Genco Holdings LLC and its subsidiaries, continue to conduct the business now conducted by these subsidiaries.

(2)    Summary of Significant Accounting Policies and Basis of Presentation

          The balance sheet has been prepared in accordance with accounting principles generally accepted in the United States. A separate statement of operations has not been presented in the financial statements because there have been no activities of this entity.

(3)    Stockholder's Equity

          Texas Genco Inc. is authorized to issue 100,000 shares of Class A common stock, par value $0.01 per share, and 100,000 shares of Class B common stock, par value $0.01 per share. The Class A common stock and the Class B common stock have identical rights, powers and preferences. Texas Genco Inc. has issued 100 shares of Class B common stock in exchange for $1.00, all of which are held by Texas Genco Sponsor LLC at May 27, 2005.

* * * *

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
    Members of Texas Genco LLC:
Houston, Texas

We have audited the accompanying consolidated balance sheet of Texas Genco LLC and subsidiaries (the "Company") as of December 31, 2004, and the related consolidated statements of operations, cash flows, members' equity and comprehensive loss for the period from July 19, 2004 (Inception) to December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2004, and the results of its operations and its cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

June 3, 2005
Houston, Texas

TEXAS GENCO LLC

CONSOLIDATED STATEMENT OF OPERATIONS
($ in millions)

Period from Inception (July 19, 2004) to December 31, 2004
Revenues	$95.8
Operating Expenses:
Fuel and purchased power expense	45.3
Operation and maintenance	24.1
Depreciation and amortization	12.6

Total	82.0
Operating income	13.8
Interest and other income	0.2
Interest expense	(34.1)

Net loss	$(20.1)

Loss per unit (basic and diluted)	$(0.13)

See Notes to the Company's consolidated financial statements.

TEXAS GENCO LLC

CONSOLIDATED BALANCE SHEET
(in millions)

December 31, 2004
ASSETS
Current assets:
Cash and cash equivalents	$85.9
Trade accounts receivable	76.0
Inventory	128.4
Prepayments	13.8
Assets held for sale	67.3
Other current assets	2.4

Total current assets	373.8
Property, plant and equipment, net	2,439.6
Other Assets:
Goodwill	820.1
Other intangibles, net	814.8
Deferred financing costs	117.4
Other	21.9

Total other assets	1,774.2

Total Assets	$4,587.6

LIABILITIES AND MEMBERS' EQUITY
Current liabilities:
Trade accounts payable	$95.0
Accrued interest	6.1
Accrued property taxes	29.5
Long-term obligations, current portion	13.2
Deferred revenue	76.0
Contractual obligations, current portion	295.4
Other	11.8

Total current liabilities	527.0
Long-Term Obligations, net of current portion	2,266.9
Other liabilities:
Contractual obligations, net of current portion	866.8
Benefit obligations	146.4
Other	8.9

Total other liabilities	1,022.1
Commitments and contingencies
Members' equity	771.6

Total liabilities and members' equity	$4,587.6

See Notes to the Company's consolidated financial statements.

TEXAS GENCO LLC

CONSOLIDATED STATEMENT OF CASH FLOWS
(in millions)

Period from Inception (July 19, 2004) to December 31, 2004
Cash flows from operating activities:
Net loss	$(20.1)
Adjustments to reconcile net loss to net cash
Provided by operating activities:
Depreciation and amortization	12.6
Amortization of contractual obligations	(13.7)
Amortization of deferred financing costs	27.3
Derivative hedge ineffectiveness	3.6
Change in assets and liabilities net of effects from Initial Acquisition:
Trade and other accounts receivable	95.7
Inventory	(0.8)
Prepayments and other assets	(20.8)
Trade accounts payable	53.2
Accrued liabilities	(64.9)
Deferred revenue	(47.3)
Other liabilities	11.2

Net cash provided by operating activities	$36.0

Cash flows from investing activities:
Payment for Initial Acquisition, no cash acquired.	(2,854.7)
Additions to construction in progress.	(5.7)

Net cash provided by investing activities	$(2,860.4)

Cash flows from financing activities:
Long-term borrowings	2,275.0
Short-term borrowings	40.0
Repayments of short-term borrowings	(40.0)
Deferred financing costs	(144.8)
Advances from sponsors	6.4
Repayments to sponsors	(6.4)
Equity contributions from members	780.1

Net cash provided by financing activities	$2,910.3

Net increase in cash and cash equivalents	85.9
Cash and cash equivalents at beginning of period	—

Cash and cash equivalents at end of period	$85.9

See Notes to the Company's consolidated financial statements.

TEXAS GENCO LLC

CONSOLIDATED STATEMENT OF MEMBERS' EQUITY

AND ACCUMULATED OTHER COMPREHENSIVE LOSS
(in millions)

	Contributed Capital		Accumulated Other Comprehensive Income	Accumulated Deficit	Total Members' Equity	Comprehensive Loss
Balance, Inception (July 19, 2004)	$		$—	$—	$—	$—
Initial contribution from members (156.5 million units)		780.6	—	—	780.6	—
Other contributed capital		(0.5)	—	—	(0.5)	—
Net loss		—	—	(20.1)	(20.1)	(20.1)
Other comprehensive income — unrealized gain on cash flow hedge		—	11.6	—	11.6	11.6

Balance, December 31, 2004		$780.1	$11.6	$(20.1)	$771.6	$(8.5)

See Notes to the Company's consolidated financial statements.

TEXAS GENCO LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)    Background; Basis of Presentation and Acquisition

  (a)    Background

          Texas Genco LLC (the "Company") was formed under Delaware law on July 19, 2004 ("Inception") with the name GC Power Acquisition LLC. The name change to Texas Genco LLC was effected on November 24, 2004.

          In total, the Company owns and operates 60 generation units at 11 fossil fuel-fired power generation plants. At January 1, 2005, the aggregate net generation capacity of the Company's portfolio of assets was 13,396 megawatts ("MW"), of which 4,077 MW represented low marginal cost base load capacity. The Company generated 1,564,630 megawatt hours during the period from December 16 to December 31, 2004.

          The Company is a wholesale electric power generation company engaged in the ownership and operation of a diverse portfolio of power plants in the state of Texas. As a result of the Initial Acquisition, the Company is the second-largest generation company within the Electric Reliability Council of Texas, Inc. ("ERCOT") market and the largest power generator in ERCOT's Houston Zone (see Note 2(i) for a discussion of goodwill and intangible assets). The Company sells power and related products to wholesale purchasers, such as retail power providers, power trading organizations, municipal utilities, electric power co-operatives, and other power generation companies. The substantial majority of the Company's revenue and cash flow is realized from the sale of power from eight electric generating units at its two solid fuel base load power plants. The Company expects these plants to operate nearly 100% of the time they are available due to their low marginal costs relative to natural gas-fired plants. A substantial portion of the output of the Company's solid fuel base load plants is sold forward under contracts that provide predictable revenue streams during the contract term and mitigate its overall exposure to changes in wholesale power prices. At December 31, 2004, the Company had approximately 81% of its available solid fuel base load capacity for 2005, 72% for 2006, 79% for 2007, 63% for 2008 and 8% for 2009 sold forward under contracts at fixed prices or hedged through a natural gas swap. Consistent with the Company's strategy of matching fuel purchases with power sales, it has also entered into a series of forward contracts to purchase fuel for its solid fuel base load plants. In addition to the Company's two base load plants, it also owns and operates a portfolio of intermediate, cycling and peaking natural gas-fired units in ERCOT's Houston Zone that provide additional opportunities to capture revenues both in support of system reliability and during periods of peak demand.

  (b)    Basis of Presentation

          The Company's consolidated financial statements include the accounts of all majority-owned, controlled subsidiaries after the elimination of all significant intercompany accounts and transactions.

  (c)    Acquisition

          On July 21, 2004, the Company entered into a Transaction Agreement ("the Transaction Agreement") to acquire Texas Genco Holdings, Inc.'s ("Holdings") non-nuclear electric generating assets and, after and subject to receipt of regulatory approval, 100% of Texas Genco Holdings, Inc.'s stock. Pursuant to the Transaction Agreement, the Company agreed to effect this acquisition in several steps. Holdings conducted substantially all of its business operations through Texas Genco, LP ("Genco"), one of its indirect wholly owned subsidiaries. On December 13, 2004,

Holdings caused Genco to merge with Texas Genco II, LP ("Genco II"), a newly formed indirect wholly owned subsidiary of Holdings, in a multi-survivor merger under Texas law in which both Genco and Genco II survived. As a result of the merger and in accordance with the Transaction Agreement, all of Texas Genco Holdings, Inc.'s nuclear assets and liabilities, which relate primarily to the partial undivided interest in the assets of the South Texas Project Electric Generating Station ("STP"), and its available cash remained with Genco, and all of its Non-Nuclear Assets (as defined below) and liabilities, which relate primarily to the coal, lignite and natural gas-fired generation plants, were allocated to Texas Genco II.

          On December 15, 2004, the Company acquired all of the Non-Nuclear Assets (other than cash) and liabilities of Holdings (the "Non-Nuclear Assets") through a merger of one of its indirect wholly owned subsidiaries with and into Genco II. The results of the Non-Nuclear Assets operations are included in the consolidated financial statements since that date. Simultaneously with that merger, the Company acquired Texas Genco Services, LP, one of Texas Genco Holdings, Inc.'s operating subsidiaries that owned certain assets unrelated to the wholesale generation business and which the Company refers to as "Texas Genco Services," through another merger of one of its indirect wholly owned subsidiaries with and into Texas Genco Services. As a result of these mergers (the "Initial Acquisition"), Genco II and Texas Genco Services became indirect wholly owned subsidiaries of the Company and the Company indirectly owns the Non-Nuclear Assets formerly owned by Holdings.

          The purchase price for the Initial Acquisition was $2,854.7 million, which includes $2,813.0 million cash, paid to Holdings and $41.7 million of acquisition costs. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the acquisition date (in millions):

Current assets	$367.5
Goodwill	820.1
Property, plant and equipment	2,441.0
Other intangibles	820.3
Other non-current assets	8.4

TOTAL ASSETS ACQUIRED	$4,457.3

Current liabilities	(269.3)
Benefit obligations	(145.4)
Contractual obligations—Coal purchase contracts	(296.0)
Contractual obligations—Power sales contracts	(880.0)
Other non-current liabilities	(11.9)

TOTAL LIABILITIES ASSUMED	(1,602.6)

NET ASSETS ACQUIRED	$2,854.7

          The allocation of the purchase price includes the assumption of contractual obligations associated with power sales agreements that were below market rates by approximately $880 million as of the acquisition date and coal supply agreements with contractual prices in excess of then current market prices by approximately $296 million. These values have been established as liabilities in the purchase price allocation, and the values will be amortized over the lives of the respective contracts to neutralize the income effect of the unfavorable contract pricing. See Note 2(i) for further discussion of intangible assets. After giving effect to the Initial Acquisition as if it had occurred as of January 1, 2004, unaudited pro forma revenue, operating income, and net income would have been $2,333.9 million, $521.6 million, and $322.5 million for the year ended December 31, 2004, respectively.

          The final purchase price allocation and estimated useful life of intangible assets are subject to refinement for changes in the Company's preliminary assumptions and analyses. The Company is in the process of obtaining a third party valuation of certain natural gas-fired electric generating facilities, emission allowances, customer-related intangible assets, goodwill and plant decommissioning costs or retirement obligations. Additionally, the Company is in the process of implementing a plan to reduce its workforce. The Company expects that involuntary termination costs associated with the workforce optimization plan will be included in the allocation of the acquisition cost when such amounts are estimable. See Note 8 for further discussion of the workforce optimization plan. The Company will utilize this information to make a final assessment of its purchase price allocation.

          Contingent upon the satisfaction of certain conditions, including but not limited to, the approval by the Nuclear Regulatory Commission ("NRC") of any indirect license transfer, HPC Merger Sub, Inc., one of the Company's indirect wholly owned subsidiaries, will merge into Holdings, for a purchase price of $700.0 million (the "Nuclear Acquisition"), with Holdings surviving as the Company's wholly owned subsidiary. As a result of this merger, the Company would become the indirect owner of the 30.8% undivided interest in the assets of STP. The Company expects the Nuclear Acquisition to occur on or prior to April 30, 2005. The Company intends to finance the $700.0 million Nuclear Acquisition with $475.0 million of borrowings under the delayed draw term loan portion of our Credit Agreement, an additional cash equity investment of $117.5 million by the Members and approximately $107.0 from a combination of cash on hand or revolver borrowings. See Note 3 for a description of the delayed draw term loan and the revolving credit facility.

(2)    Summary of Significant Accounting Policies

  (a)    Use of Estimates

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions that affect the amounts the Company reports as assets, liabilities, revenues and expenses and its disclosures in these financial statements. Actual results can, and often do, differ from those estimates. Critical estimates include the determination of the fair value of assets acquired and liabilities assumed through a business combination.

  (b)    Cash and Cash Equivalents

          The Company considers short-term investments with an original maturity of three months or less to be cash equivalents.

          The following represents the Company's consolidated cash flow information as of and for the period ended December 31, 2004:

(in millions)
Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest (excluding $29,000 of interest capitalized)	$0.1

  (c)    Allowance for Doubtful Accounts

          The Company establishes provisions for losses on trade and other accounts receivable if it determines that it will not collect all or part of the outstanding balance. The Company reviews collectibles and establishes or adjusts its allowance as necessary using the specific identification method. There were no uncollectible trade or other accounts receivable balances outstanding at December 31, 2004.

  (d)    Inventory

          Inventory consists principally of materials and supplies, coal and lignite, natural gas and fuel oil. Inventories used in the production of electricity are valued at the lower of average cost or market except for coal and lignite, which are valued under the last-in, first-out method, and recorded at the fair value of the assets acquired. Below is a detail of inventory:

December 31, 2004
(in millions)
Materials and supplies	$50.1
Coal and lignite	39.1
Natural gas	33.0
Fuel oil	6.2

Total inventory	$128.4

          If coal and lignite inventories were valued at their current replacement cost, at December 31, 2004, total inventory would have increased by approximately $1.2 million.

  (e)    Property, Plant and Equipment

          The Company's property, plant and equipment is recorded at fair value as of the date of acquisition (see Note 1(c)). The Company capitalizes the major units of property replacements or improvements. Repair and maintenance costs are recorded as expense in the period incurred. The following table presents the Company's property, plant and equipment by type, depreciation method (straight-line) and depreciable lives:

	Estimated Useful Lives	December 31, 2004
	(Years)	(in millions)
Coal and lignite-fired generation facilities	25	$2,325.1
Natural gas-fired generation facilities	15	25.7

Total		2,350.8
Accumulated depreciation and amortization		(7.1)

		2,343.7
Land	—	79.5
Construction work in progress	—	16.4

Total property, plant and equipment, net		$2,439.6

          When the Company retires an asset, it reduces property, plant and equipment for its original cost, less accumulated depreciation and salvage value, and recognizes any gain or loss.

  (f)    Depreciation

          Depreciation is computed using the straight-line method based on estimated economic useful lives. Depreciation expense for the period ended December 31, 2004 was $7.1 million.

  (g)    Capitalized Interest

          The Company capitalizes a carrying cost on funds invested in its construction of long-lived assets. This carrying cost consists of an interest cost of the investment financed by debt and is based on the average cost of the debt. Capitalized interest is reflected as a reduction to interest expense in the consolidated statement of operations. Capitalized interest for the period from inception to ended December 31, 2004 was $29,000.

  (h)    Long-Lived Assets

          The Company applies the provisions of Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," to account for asset impairments. Under this standard, the Company evaluates an asset for impairment when events or circumstances indicate that its carrying value may not be recovered. The determination of whether an impairment has occurred is based on an estimate of undiscounted cash flows attributable to the assets, as compared to the carrying value of the assets. An impairment analysis of generating facilities requires estimates of possible future market prices, load growth, competition and many other factors over the lives of the facilities. No impairment has been recorded in the period from Inception to December 31, 2004.

  (i)    Goodwill and Other Intangible Assets

          The Company's intangible assets consist of goodwill resulting from the Initial Acquisition of approximately $820.1 million and other intangible assets. The Company applies SFAS No. 142,

Goodwill and Other Intangible Assets, to account for these intangibles. Under these standards, we recognize goodwill separately from other intangible assets. In addition, goodwill and intangibles that have indefinite lives are not amortized. The Company has one indefinite lived intangible asset of $13.2 million associated with certain acquired water rights. Also, goodwill and indefinite lived intangible assets are periodically tested for impairment, at least annually on November 30, 2004 and whenever an event occurs that indicates that an impairment may have occurred. The goodwill of approximately $820.1 million at December 31, 2004 is not deductible for tax purposes.

          The following table presents the Company's amortizable intangible assets and unamortizable intangible asset as a result of the Initial Acquisition and their respective estimated weighted-average useful lives at December 31, 2004 (in millions):

Other Intangibles, net:	Acquired Customer Forward Sales Contracts	Emission Allowances	Steam and Water Contracts	Total Finite- Lived Intangible Assets	Water Rights Contract	Total
Average amortization period (years)	4-5	15	11-22		—
Carrying value at December 31, 2004	$384.3	$411.0	$11.8	$807.1	$13.2	$820.3
Less: accumulated amortization	(4.6)	(0.9)	—	(5.5)	—	(5.5)

Carrying value, net, at December 31, 2004	$379.7	$410.1	$11.8	$801.6	$13.2	$814.8

	Acquired Customer Forward Sales Contracts	Emission Allowances	Steam and Water Contracts	Total Finite- Lived Intangible Assets
Expected amortization for the next five years and in total thereafter:
2005	$104.7	$26.1	$0.6	$131.4
2006	78.9	26.5	0.6	106.0
2007	103.4	26.5	0.6	130.5
2008	82.3	26.5	0.6	109.4
2009	10.4	26.5	0.6	37.5
Thereafter	—	278.0	8.8	286.8

Total	$379.7	$410.1	$11.8	$801.6

          The Company amortizes all finite lived intangible assets over their respective estimated useful life. Acquired forward sales contracts represent all firm forward base load capacity power sales at the Initial Acquisition date, the longest of which has a useful life of five years, which represents the number of years for which the power has been sold forward. The value of the acquired forward sales contracts is based on contractual prices and volumes on December 15, 2004. Pursuant to the

Clean Air Act Amendments of 1990, the acquired power plants are entitled to receive allowances to emit sulfur dioxide and oxides of nitrogen. These allowances or permits are transferable by the Company. The Company amortizes air emission allowances on a units of production basis as utilized. Steam and water contracts consist of a water rights agreement and a steam contract that have estimated useful lives of 22 and 11 years, respectively. Amortization expense for finite lived intangible assets for the period ended December 31, 2004 was $5.5 million, comprised of approximately $4.6 million for acquired forward sales contracts, $.9 million for emission allowances and $24,000 for steam and water contracts.

          In connection with the Initial Acquisition, the Company recorded the fair value of certain power sales and coal contracts assumed. The Company estimated the fair value of these contracts using market value as of the acquisition date over the life of each contract. These contracts had negative fair values at the date of acquisition and were recorded as contractual obligations in the consolidated balance sheet. These contractual obligations are amortized to revenue and fuel expense, as applicable, based on the estimated realization of the fair value established on the acquisition date over the contractual lives. The Company amortized $12.3 million of assumed out-of-the-money contracts as an increase to revenue and $1.5 million as a decrease to fuel expense for the period ended December 31, 2004 (see Note 2(p)).

  (j)    Deferred Financing Costs

          At December 31, 2004, deferred financing costs for the Senior Notes and Credit Agreement (see Note 3) were $53.7 million and $63.7 million, respectively. The deferred financing costs for the Senior Notes and the Credit Agreement are amortized over the life of the related debt, ranging from five to ten years, using the effective interest rate method (see Note 3). Amortization expense for the period ended December 31, 2004 for the Senior Notes and Credit Agreement was $0.2 million and $0.8 million, respectively.

  (k)    Revenue Recognition

          Our primary revenue is from sales of physically delivered electricity from our facilities. Capacity payments, which are paid under certain power sales arrangements, are received prior to the month of delivery and are recognized in the month in which the related energy is delivered. Energy payments are received in the month subsequent to delivery and are recognized in the month in which the related energy is delivered.

  (l)    Income Taxes

          The Company is a limited liability company that is treated as a partnership for federal income tax purposes and is therefore not subject to federal income taxation. Profits or losses are subject to taxation at the member interest level.

  (m)    Derivative Instruments

          The Company is subject to SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities ("SFAS No. 133"), which establish accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. These statements require that derivatives be recognized at fair value on the balance sheet and that changes in fair value of such derivatives be recognized either currently in earnings or deferred as a component of other comprehensive income. For a derivative not designated as a hedging instrument, the gain or loss is recognized in earnings in the period it occurs. Cash flow hedges are those derivatives designated to hedge exposure to variability in expected future cash flows. Changes in the fair value of cash flow hedges, to the extent there is a high correlation between price movements in the derivative and the item designated as being hedged, are recognized as a component of comprehensive income until the expected cash flow occurs. At such time, previously recognized amounts within comprehensive income are reversed, and the change in the fair value of the derivative is recognized within earnings.

          Changes in the fair value of these derivative instruments are recognized as a component of other comprehensive income to the extent that the market value of these instruments offsets changes in the value of the designated hedged transaction. Any ineffectiveness of this hedging relationship is immediately recognized in earnings.

          If it becomes probable that an anticipated transaction will not occur, the Company realizes through earnings the deferred gains and losses recognized in accumulated other comprehensive income (loss). Once the anticipated transaction occurs, the accumulated deferred gain or loss recognized in accumulated other comprehensive income (loss) is reclassified and included in earnings. Cash flows resulting from these derivative hedges are included in the consolidated statement of cash flows in the same category as the item being hedged.

          A significant portion of the Company's contracts qualify and have been designated as normal purchases and normal sales, as defined by SFAS No. 133, as amended. As a result, these contracts are not required to be recorded on the consolidated balance sheet at their fair values and any fluctuations in these values are not required to be reported within earnings. In order to qualify as normal purchases and normal sales, the probability of physical delivery from the Company's generation plants, in the case of electricity sales, and to its generation plants, in the case of natural gas contracts, is required over the life of the contract. Historically, forward sales through the capacity auctions have met the respective criteria and therefore changes to fair value of these forward sales have not been recognized in the consolidated financial statements. The Company does not expect the accounting for these transactions to change.

          The Company entered into a swap agreement in December 2004 to sell 36.5 million MMBtu of natural gas in 2006 at a fixed price, with the Company as the floating price payor. This swap agreement is considered a derivative and is treated as a cash flow hedge for accounting purposes. This transaction hedges the Company's exposure to variability in expected future cash flows from fluctuations in the sale of power, which is highly correlated with natural gas prices in ERCOT. Pursuant to SFAS No. 133, the fair value of the derivative instrument designated as a cash flow hedge is recorded as an asset or liability on the consolidated balance sheet with the offset reported as part of other comprehensive income, to the extent that the hedge is effective, with any ineffectiveness being reflected in earnings. The fair market value of the natural gas swap agreement was $8.0 million at December 31, 2004. The change in the fair value of the natural gas swap from inception of the agreement to December 31, 2004 was $14.9 million, which resulted in $3.3 million of ineffectiveness being recognized in earnings. The remaining effective portion of the hedge of $11.6 million was recorded as other comprehensive income at December 31, 2004.

  (n)    Environmental Costs and Other Contingencies

          The Company records liabilities when its environmental assessments indicate that remediation efforts are probable, and the costs can be reasonably estimated. The Company recognizes a current period expense for the liability when clean-up efforts do not benefit future periods. It capitalizes costs that benefit more than one accounting period, except in instances where separate agreements or legal or regulatory guidelines dictate otherwise. Estimates of its liabilities are based on currently available facts, existing technology and presently enacted laws and regulations taking into consideration the likely effects of other societal and economic factors, and include estimates of associated legal costs. These amounts also consider prior experience in remediating contaminated sites, other companies' clean-up experience and data released by the Environmental Protection Agency or other organizations. These estimates are subject to revision in future periods based on actual costs or new circumstances and are included in the Company's consolidated balance sheet in other current and long-term liabilities at their undiscounted amounts (see Note 2 (p)). The Company evaluates recoveries from insurance coverage or government sponsored programs separately from its liability and, when recovery is assured, it records and reports an asset separately from the associated liability in its consolidated financial statements.

          The Company recognizes liabilities for other contingencies when it has an exposure that, when fully analyzed, indicates it is both probable that an asset has been impaired or that a liability has been incurred and the amount of impairment or loss can be reasonably estimated. Funds spent to remedy these contingencies are charged against a reserve, if one exists, or expensed. When a range of probable loss can be estimated, the Company accrues the most likely amount or, if not determinable, the minimum of the range of probable loss.

  (o)    Pension Plan

          On December 23, 2003, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 132 (Revised 2003), Employer's Disclosures about Pensions and Other Postretirement Benefits. This standard increases the existing disclosure requirements by requiring additional detail about pension plan assets, benefit obligations, cash flows, benefit costs and related information. Companies are required to segregate plan assets by category, such as debt, equity and real estate, and to provide certain expected rates of return and other informational disclosures. SFAS No. 132 also requires companies to disclose various elements of pension and postretirement benefit costs in interim period financial statements for quarters beginning after December 15, 2003 (see Note 5). In December 2003, the United States Congress passed the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act), which will become effective in 2006. The Act contains incentives for the Company, if it continues to provide prescription drug benefits for its retirees, through the provision of a non-taxable reimbursement to the Company of specified costs. The Company has many different alternatives available under the Act, and, until clarifying regulations are issued with respect to the Act, the Company is unable to determine the financial impact. On January 12, 2004, the FASB issued FASB Staff Position ("FSP") FAS 106-1, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (FAS 106-1). FSP FAS 106-1 did not have a significant impact on the Company's consolidated financial statements.

  (p)    Contractual Obligations

          Power Sales.    As part of the allocation of the purchase price for the Initial Acquisition (see Note 1 (c)), approximately $880.0 million was identified as an assumed liability at that date for assumed out-of-market power contracts. The liability arises as a result from calculating the difference between the market value of the forward sales power contracts as of December 15, 2004, versus the contracts' value based on the contract price and volumes as of December 15, 2004. Market prices were above the contract prices resulting in a liability being recorded. The total contract volumes were approximately 129.2 million megawatt hours of fixed price forward power sales at December 15, 2004. The liability is being amortized over the life of the contracts as the fixed price forward power sales are realized. Amortization of the liability was approximately $12.3 million for the period ended December 31, 2004. The following table reflects the expected amortization of the liability for the next five years and thereafter (in millions):

Contractual Obligations — Power Contracts	$880.0
Less: accumulated amortization	(12.3)

Contractual Obligations — Power Contracts, net	$867.7

Expected amortization of assumed out-of-market power contracts for the next 5 years and in total thereafter are as follows:
2005	$239.3
2006	180.3
2007	236.2
2008	188.1
2009	23.8
Thereafter	—

Total Contractual Obligations — Power Contracts, net	$867.7

          Coal Purchases.    As part of the allocation of the purchase price for the Initial Acquisition (see Note 1), approximately $296.0 million was identified as an assumed liability at that date for assumed out-of-market coal purchase contracts. The liability arises as a result of calculating the difference between the market value of the coal contracts as of December 15, 2004, versus the contracts' value based on the contract price and volumes as of December 15, 2004. Market prices were below the contract prices resulting in a liability being recorded. The total estimated contract volumes were approximately 35.9 million tons of fixed price coal purchases at December 15, 2004. The liability is being amortized over the life of the contracts as the fixed price coal purchases are realized. Amortization of the liability was approximately $1.5 million for the period ended

December 31, 2004. The following table reflects the expected amortization of the liability for the next five years and thereafter (in millions):

Contractual Obligations — Coal Contracts	$296.0
Less: accumulated amortization	(1.5)

Contractual Obligations — Coal Contracts, net	$294.5

Expected amortization of assumed out-of-market coal contracts for the next 5 years and in total thereafter are as follows:
2005	$56.1
2006	56.1
2007	56.1
2008	56.1
2009	56.1
Thereafter	14.0

Total Contractual Obligations — Coal Contracts, net	$294.5

  (q)    Asset Retirement Obligations

          The Company accounts for asset retirement obligations pursuant to SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS No. 143"). SFAS No. 143 requires the fair value of an asset retirement obligation to be recognized as a liability is incurred and capitalized as part of the cost of the related tangible long-lived assets. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. As of December 31, 2004, the Company had accrued an asset retirement obligation of $6.2 million towards its obligation for the final reclamation of the lignite mine operations which supply the Limestone electric generation facility. Retirement obligations associated with long-lived assets included within the scope of SFAS No. 143 are those for which a legal obligation exists under enacted laws, statutes and written or oral contracts, including obligations arising under the doctrine of promissory estoppel. In connection with the Initial Acquisition, the Company is in the process of identifying any additional asset retirement obligations.

          The following represents the balance of the asset retirement obligation as of the date of the Initial Acquisition and the additions and accretion of the asset retirement obligation for the year ended December 31, 2004:

	Balance, Initial Acquisition Date	Liabilities Incurrence	Liabilities Settled	Accretion		Cash Flow Revision	Balance December 31, 2004
	(in millions)
Lignite mine	$6.2	—	—	$—	(*)	—	$6.2

*
Accretion for the period ended December 31, 2004 was approximately $0.034 million.

  (r)    Assets Held for Sale

          The Company has determined that certain assets known as the Texas Genco Fuels Pipeline and the North Dayton Gas Storage Facility are not strategic assets for the business, and sales of these facilities are expected during 2005. The book values of the Texas Genco Fuels Pipeline and the North Dayton Gas Storage Facility have been recorded at their fair value less estimated costs to sell of $36.3 million and $31.0 million, respectively, as of December 31, 2004, and have been reflected as assets held for sale on the consolidated balance sheet.

  (s)    Unit-Based Compensation

          The Company has established a unit option incentive plan for key executives. Under this plan, the exercise price of the unit option is $5 per unit, which is the estimated value of the underlying unit on the grant date. The Company has granted 2,565,000 unit options that have a 10 year life and vest, subject to the participant's continued employment, in approximately 1/5 increments on each anniversary date of the grant. The Company has also granted 1,975,500 unit options with a 10 year life which only vest upon successfully achievement of established return targets over a five year performance period. An additional 400,000 unit options have been granted which are fully vested and also have a 10 year life. These options cannot be exercised or transferred unless certain future events occur, which include equity sales by the current equity holders of the Company.

          The Company complies with the disclosure requirements of SFAS No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure; however, the Company has elected to continue to apply the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. The Company uses the intrinsic value method to account for stock-based employee compensation, however, there is a requirement to disclose pro forma net income or loss as if the Company had applied the fair value methods prescribed by SFAS No. 123.

          In order to determine a fair value of the options granted, a traditional option pricing model approach was employed which indicated a fair value as of the date of grant of approximately $8.5 million, based on model input assumption terms which include a term of ten years, no volatility and an interest rate of approximately 4.25%. Because the options granted by the Company have significant vesting and exercise restrictions, the Company believes that the traditional option pricing model approach overstates the fair value of the options on the grant date. However, considering the traditional model-derived option fair value on the grant date, the result would not have a material impact to the pro forma results of operations.

  (t)    Business Segments

          The Company manages the business as one reportable segment. This one reportable segment is an electric power generation business that conducts all of its operations within ERCOT.

  (u)    Loss Per Unit

          The Company's basic and diluted loss per unit is calculated by dividing the weighted average units outstanding at the end of the period into the net loss.

          At December 31, 2004 Texas Genco LLC had 156,474,213 weighted average units outstanding. 4,540,000 unit options outstanding at December 31, 2004 were not included in the loss per unit calculation because their effect was anti-dilutive as a result of the loss for the period.

(3)    Senior Notes and Credit Agreement

          The Company's long-term funded financing obligations outstanding consisted of the following as of December 31, 2004:

(in millions)
Long-term debt:
6.875% Senior Notes, due 2014	$1,125.0
Initial Term Loan Facility, due 2011	1,150.0
Subtotal	2,275.0
Less:
Current maturities	(11.5)

Total long-term financing obligations, less current maturities	$2,263.5

Aggregate maturities of the principal amounts of long-term financing obligations for the next five years and in total thereafter are as follows:
2005	$11.5
2006	11.5
2007	11.5
2008	11.5
2009	11.5
Thereafter	2,217.5

Total long-term financing obligations, including current maturities	$2,275.0

  Credit Agreement

          On December 14, 2004, the Company executed a Credit Agreement with several lenders, under which various credit facilities were made available to the Company (all facilities collectively, the "Credit Agreement"). Substantially all of the Company's assets are pledged as collateral to the Credit Agreement lenders. All payments under the Credit Agreement are jointly and severally, and unconditionally guaranteed by the Company's existing and subsequently acquired or organized restricted domestic subsidiaries. The Credit Agreement includes: a $1,150.0 million senior secured term loan facility which was used to fund in part the Initial Acquisition; a $475.0 million senior secured delayed draw term loan facility to be used to fund the Nuclear Acquisition; a $325.0 million senior secured revolving credit facility, which is also available as a letter of credit facility, to be used for on-going working capital requirements and for general corporate purposes, including to fund the Nuclear Acquisition or the STP Call (as defined below); a $200.0 million senior secured base letter of credit facility to be used to provide letters of credit to support the Company's commodity hedging obligations; and a $344.3 million senior secured special letter of credit facility to be used to provide letters of credit to support our and our affiliates' hedging obligations in respect of the power purchase agreement with Goldman, Sachs & Co. ("Goldman Sachs") (see Note 4 to our consolidated financial statements included in Item 8) and to support the Company's hedging obligations in respect of other commodity hedging obligations. The delayed draw term loan facility may only be utilized in a single drawing, to finance the Nuclear Acquisition or in an amount not to exceed $200.0 million, if the Company elects to redeem a like amount of Senior Notes if the Nuclear Acquisition does not occur ("STP Call"). If neither the Nuclear Acquisition is consummated nor the STP Call exercised on or prior to April 30, 2006, the commitments of the lenders under the delayed draw term loan facility will expire at such time.

          The term loan facility and, if funded, the delayed draw term loan facility will each mature on December 14, 2011 and each such facility provides for quarterly amortization payments in an aggregate amount equal to 1% of the original principal amount of such facility per year, with the balance to be repaid in full at maturity. Each of the revolving credit facility, the base letter of credit facility and the special letter of credit facility will expire on December 14, 2009. The Company may borrow, repay and reborrow the total amount of the revolving credit facility until its maturity.

          The Credit Agreement requires the Company to prepay loans outstanding under the term loan facility and, if funded, the delayed term loan draw facility, subject to certain exceptions and basket amounts, with excess cash flow, with the net cash proceeds it receives in the event of certain asset sales and casualty and condemnation events and with the net cash proceeds it receives upon its incurrence of certain indebtedness by the Company or its restricted subsidiaries. The foregoing mandatory prepayments will be applied without penalty or premium (except for breakage costs, if any) and will be applied on a pro rata basis between the term loan facility and, if funded, the delayed draw term loan facility and will be applied to scheduled amortization payments due within the 12 months following the prepayment event and then to remaining amortization amounts on a pro rata basis.

          Borrowings under the Credit Agreement bear interest, at the Company's option, at either:

  •
  a base rate, plus the applicable interest rate margin; or

  •
  a reserve adjusted Eurodollar rate on deposits for one-, two-, three-, six-, nine- or twelve-month periods (in the case of nine or twelve months, to the extent available to all applicable lenders), plus the applicable interest rate margin. The interest rate applicable to the Credit Agreement was 4.53% at December 31, 2004.

          The applicable interest rate margin on loans made under the term loan facility and the delayed draw term loan facility is currently 1.00% for base rate loans under each such facility and 2.00% for Eurodollar rate loans under each such facility. The applicable interest rate margin on loans made under the revolving credit facility is currently 1.25% for base rate loans and 2.25% for Eurodollar loans. The applicable interest rate margin on loans made under the revolving credit facility is subject to downward adjustment based on a schedule that corresponds to the aggregate principal amount of loans repaid under the term loan facility and, if funded, the delayed draw term loan facility. The applicable interest rate on loans made under the term loan facility and, if funded, the delayed draw term loan facility is subject to adjustment based upon the achievement of certain credit ratings in respect of such facilities. Interest expense under the term loan facility was $2.4 million for the period ended December 31, 2004.

          The Credit Agreement provides for the payment to the lenders of commitment fees equal to 0.5% per annum of the undrawn portion of the revolving credit facility, the base letter of credit facility and the special letter of credit facility and 1.25% per annum on the undrawn portion of the delayed draw term loan facility. The commitment fees are paid quarterly in arrears. For the period ended December 31, 2004, commitment fees for the revolving credit facility, base letter of credit facility, special letter of credit facility and delayed draw term loan facility were approximately $0.4 million in the aggregate.

          The Credit Agreement provides for the payment of fees on letters of credit that are issued under the revolving credit facility, the base letter of credit facility and the special letter of credit facility. Fees payable on letters of credit issued under the revolving credit facility are calculated by multiplying (x) the stated face amount of the letters of credit issued under the revolving credit facility with (y) the applicable interest rate margin for loans bearing interest at the Eurodollar rate under the revolving credit facility. Fees payable on letters of credit issued under the base letter of credit facility are equal to (x) the stated face amount of the letters of credit issued under the base letter of credit facility multiplied by (y) 2.25%, subject to downward adjustment based on a schedule that corresponds to the aggregate principal amount of loans repaid under the term loan facility and, if funded, the delayed draw term loan facility. Fees payable on letters of credit issued under the special letter of credit facility to support that certain power purchase agreement with Goldman Sachs and certain other hedging agreements are in amounts equal to the sum of (A) (x) the stated amount of such letters of credit issued under the special letter of credit facility multiplied by (y) 1.00% and (B) (x) the average daily mark-to-market exposure of our hedging counterparties who are the beneficiaries of such letters of credit (or, if less, the stated face amount of letters of credit issued under the special letter of credit facility) multiplied by (y) 1.00%. Fees payable on letters of credit issued under the special letter of credit facility to support power purchase agreements with other hedging counterparties are equal to (x) the stated amount of such letters of credit issued under the special letter of credit facility to other hedging counterparties multiplied by (y) 2.00%, subject to downward adjustment based on the achievement of certain credit ratings for the term loan facility and the delayed draw term loan facility.

          All letter of credit facilities provide for the payment of an additional fee to the fronting bank. Fronting and fees paid in respect of issued letters of credit under the special letter of credit facility were $0.3 million in the aggregate for the period ended December 31, 2004.

          The following table summarizes used and available portions of the various credit facilities made available to the Company under the Credit Agreement at December 31, 2004:

Facility:	Commitment Amount	Amounts Borrowed	Face Amount of Letters of Credit Issued		Total Unused
	(in millions)
Initial Term Loan Facility, due 2011	$1,150.0	$1,150.0	$	N/A	$—
Delayed Draw Term Loan Facility, due 2011	475.0	—		N/A	475.0
Revolving Credit Facility, due 2009	325.0	—		—	325.0
Base Letter of Credit Facility, due 2009	200.0	N/A		—	200.0
Special Letter of Credit Facility, due 2009	344.3	N/A		344.3	—

Total	$2,494.3	$1,150.0		$344.3	$1,000.0

          In connection with the financing of the Initial Acquisition and the Nuclear Acquisition, the Company received a commitment from affiliates of Goldman Sachs, Morgan Stanley, Deutsche Bank Securities and Citigroup to provide it with up to $1,375.0 million of high yield bridge loans to finance a portion of the Initial Acquisition purchase price in the event that the Company was unable to issue the Senior Notes (as defined below) at the time of consummation of the Initial Acquisition. In connection with such commitment, the Company paid to such affiliates a commitment fee of 1.0% of the total amount of such bridge loan commitment. The funding of the bridge loans, however, was not required in connection with the consummation of the Initial Acquisition and the commitment of such affiliates terminated when the Senior Notes were issued.

  Senior Notes

          On December 14, 2004, the Company and Texas Genco Financing Corp., its wholly owned subsidiary, co-issued unsecured 6.875% Senior Notes due December 15, 2014 (the "Senior Notes"), in an aggregate principal amount of $1,125.0 million. Interest on the Senior Notes is payable semiannually in arrears on December 15 and June 15, commencing June 15, 2005. Pursuant to the indenture under which the Senior Notes were issued (the "Indenture"), on or before December 15, 2007, the Company, may, at its option, use the net proceeds from one or more equity offerings to redeem up to 40% of the aggregate principal amount of the Senior Notes less any Senior Notes redeemed to the STP Call (as defined below) originally issued at a price equal to 106.875% of their principal amount plus accrued and unpaid interest to the redemption date. Before December 15, 2009, the Company may redeem all or a portion of the Senior Notes at a price equal to 100% of the principal amount of the Senior Notes plus a "make-whole" premium. Additionally, it has the option to redeem all or a portion of the Senior Notes at any time on or after December 15, 2009 at the redemption prices set forth in the Indenture. In addition, on or before April 30, 2006, if the Company does not acquire STP, at its option it may redeem up to $200.0 million in aggregate principal amount of the Senior Notes at a redemption price of 101% of the aggregate principal amount of the Senior Notes, plus accrued and unpaid interest ("STP Call"). All payments on the Senior Notes, including principal and interest, are jointly and severally, fully and unconditionally guaranteed on a senior basis by all of our existing and subsequently acquired or organized domestic subsidiaries that guarantee the Credit Agreement.

          Interest expense related to the Senior Notes was $3.7 million for the period ended December 31, 2004. The effective interest rate on the Senior Notes, after amortization of deferred financing charges, was 7.56% at December 31, 2004.

  Restrictive Covenants

          The Credit Agreement contains financial, affirmative and negative covenants applicable to the Company and its restricted subsidiaries. The negative covenants in the Credit Agreement include (each of which are subject to customary exceptions for financings of this type) restrictions on the Company and its restricted subsidiaries' ability to incur liens; incur additional debt; make certain restricted junior payments (including payments of dividends, redemptions and voluntary prepayments of certain debt); make investments and guarantees; and engage in mergers and acquisitions, asset sales, sale/leaseback transactions and transactions with affiliates. The Credit Agreement also contains the following financial covenants: a minimum interest coverage ratio; a maximum leverage ratio; and a maximum capital expenditure limitation.

          The Indenture contains certain covenants that, among other things, limit the Company's ability and the ability of the Company's restricted subsidiaries to incur additional indebtedness, create liens, pay dividends or make other equity distributions, purchase or redeem capital stock, make investments, sell assets or consolidate or merge with or into other companies and engage in transactions with affiliates. Subject to certain exceptions, the Indenture permits the Company and its restricted subsidiaries to incur additional indebtedness, including secured indebtedness. Many of the covenants will be suspended if the Senior Notes receive investment grade ratings from both Standard & Poor's Rating Group, a division of McGraw-Hill, Inc. ("S&P") and Moody's Investor's Service, Inc. ("Moody's") or if such ratings are not publicly available, from a nationally recognized statistical rating agency or agencies and no default or event of default has occurred and is continuing under the Indenture governing the Senior Notes. As of December 31, 2004, the Company has been in compliance with all of its debt covenants.

(4)    Related Party Transactions, Transition Agreements and Major Customers

  (a)    Related Party Transactions

          Members' Contributions.    Members' interest capitalization at the Initial Acquisition date includes initial capital contributions from owner members of $780.6 million, of which $776.0 million was contributed by the Company's four institutional members, affiliates of The Blackstone Group ("Blackstone"), Hellman & Friedman LLC, Kohlberg Kravis Roberts & Co., L.P. ("KKR") and Texas Pacific Group ("TPG") (the "Members") and $4.6 million was contributed by members of management.

          Limited Liability Company Agreement of Texas Genco LLC.    The Company's amended limited liability company agreement provides for the governance of the Company and contains specific rights and obligations of the holders of interests in the Company, such as registration rights, tag-along rights, drag-along rights and obligations, transfer restrictions, restrictions on affiliate transactions and rights of first refusal. The agreement also provides that the Company's Board consist of 11 managers. The board is composed of two managers appointed by funds controlled by Blackstone, two managers appointed by funds controlled by Hellman & Friedman, two managers appointed by funds controlled by KKR, two managers appointed by funds controlled by TPG, two independent managers to be chosen by a majority of the board and one manager who will be the Chief Executive Officer. The number of managers that a member may appoint will be reduced if that Member's interest in the Company is reduced below certain levels in accordance with provisions agreed upon by the Members in the amended limited liability company agreement. Each Member has the right to remove and replace its director-designee(s) at any time and for any reason, and to fill any vacancies otherwise resulting in such director positions.

          The Members have the right to veto significant or extraordinary actions of the Company. For example, approval of Members holding a significant percentage of the limited liability company interests in the Company is required to take actions such as approving the annual operating budget, making significant acquisitions or dispositions, issuing equity securities (including any initial public offering) or significant indebtedness, and entering into material contracts. In addition, each Member has the right to veto certain extraordinary transactions, such as a sale of the Company, any action that would cause any adverse regulatory impact on the Member and certain adverse amendments to the limited liability company agreement.

          The limited liability company agreement also provides for cash distributions to the members of the Company on a periodic basis for the purposes of funding their tax obligations in respect of the income of the Company that is allocated to them. The amount of those distributions is calculated based on an assumed tax rate of 45% multiplied by the net taxable income and gain of the Company for the relevant tax period.

          Transaction and Monitoring Fee Agreement.    The Members have entered into a transaction and monitoring fee agreement with the Company relating to certain monitoring, advisory and consulting services that the Members will provide. At the Initial Acquisition, the Company paid a transaction and advisory fee to the Members in an aggregate amount of approximately $50.0 million. In addition, the Company will pay to the Members an aggregate annual monitoring fee of approximately $10.0 million payable quarterly, beginning in 2005, subject to a 5% increase per year, and it will reimburse the Members for their out-of-pocket expenses in connection with their ongoing services. It will indemnify the Members and their respective affiliates, directors, officers and representatives for any and all losses relating to the services contemplated by the transaction and monitoring fee agreement and the engagement of the Members pursuant to, and the performance by them of the services contemplated by, the transaction and monitoring fee agreement. The transaction and monitoring fee agreement will terminate on the earliest to occur of (i) the twelfth anniversary of the closing date of the Initial Acquisition, (ii) the date on which the Members and their affiliates own less than a threshold amount of the outstanding limited liability company interests in the Company or (iii) such earlier date as the Company and the Members may mutually agree.

          Member Loans.    At the Initial Acquisition, the Company repaid to the Members $6.4 million in loans made by the Members in 2004 to fund expenditures prior to the Initial Acquisition.

          Employment Agreements.    The Company maintains employment agreements with Jack Fusco, its Chief Executive Officer, Thad Miller, its Chief Legal Officer, Thomas Boehlert, its Chief Financial

Officer and Margery Harris, its Senior Vice President, Human Resources (each, an "Executive Officer"). Unless terminated earlier by the Company or the Executive Officer, the current terms of the employment agreements for Messrs. Fusco, Miller. Boehlert and for Ms. Harris are through December 2009. In the absence of an earlier termination, each employment agreement will renew automatically for a period of one additional year at the end of the initial term and at each following December unless the Company or the Executive Officer elects not to renew the agreement by delivering written notice no later than 60 days before the end of any renewal term. Mr. Miller, who provided services for TPG prior to the Initial Acquisition with respect to a matter unrelated to the Company, is permitted under his employment agreement to continue to provide services for TPG with respect to this matter.

  (b)    Transition Agreements

          Transition Services Agreement.    In connection with the Initial Acquisition discussed in Note 1, the Company entered into a transition services agreement with CenterPoint Energy Service Company, LLC, a wholly owned subsidiary of CenterPoint, effective December 15, 2004 through and including June 15, 2005. This agreement contains provisions governing the Company's relationship with CenterPoint following the Initial Acquisition and specifies the related ancillary services to be provided to the Company by CenterPoint. Services provided to the Company under the terms of the transition services agreement include certain treasury, corporate, information technology (including enterprise business systems operations and support), telecommunications services and support, records management, accounting and tax services. The Company has incurred approximately $0.8 million for these services for the period from December 16 to December 31, 2004.

          Technical Services Agreement.    The Company executed a technical services agreement with Reliant Energy Inc. ("Reliant"), effective December 1, 2004 through the earlier of termination or December 31, 2005. This agreement specifies the services to be provided to the Company by Reliant in support of generation management and market operation computer systems and various other information technology services. Generation management and market operation computer system services consist of the provision of computer systems hardware, software and computer operation services for certain functions associated with deployment of generation assets and commercial market operations. Other technical information technology support services will also be provided under the technical services agreement. The monthly minimum fee for these services is $0.3 million, commencing December 16, 2004. The Company has incurred approximately $0.2 million for these services for the period from December 16 to December 31, 2004. The agreement also includes a permanent license for certain software used by the Company.

          Pipeline Operations and Maintenance Agreement.    The Company is in the process of renewing its pipeline operations and maintenance agreement with CenterPoint Energy Pipeline Services that expires on April 1, 2005. This agreement specifies the services to be provided to the Company by CenterPoint Energy Pipeline Services, as contractor, for the operation and maintenance of the Company's pipeline assets. Fees under the agreement are billed on a cost-plus basis, and the contractor is compensated on the basis of the actual labor and equipment cost plus the agreed upon markups for personnel and equipment pursuant to the terms of the agreement. Fees for these services were approximately $0.2 million for the period ended December 31, 2004.

          Back-to-Back Power Purchase Arrangement.    At the time of the closing of the Initial Acquisition, Genco entered into a power purchase agreement with Genco II. Under the power purchase agreement, Genco sold through December 31, 2008 the portion of its share of the power from STP equal to its forward sales obligations relating to the South ERCOT Zone transferred to Genco II in the Initial Acquisition, which will be a substantial portion of its total share of the power from STP but less in 2008 than in the prior years. This power is sold on a unit-contingent basis, meaning that Genco will be excused (subject to the contingent payment for economic costs described below) from its obligations to deliver this power to the extent the power is unavailable as a result of a derating or forced outage at STP or certain other specified causes. Genco II will also purchase Genco's excess power on a non-firm basis and sell it to third parties on a non-firm and short-term firm basis. For these services, Genco will pay Genco II a monthly fee.

          During the period from the closing of the Initial Acquisition until the closing of the Nuclear Acquisition or the termination of the Transaction Agreement prior to the Nuclear Acquisition closing, the pricing for this power is at the weighted average price achieved by Genco II on its forward sales in the South ERCOT Zone pursuant to the forward sales obligations relating to the South ERCOT Zone transferred to Genco II in the Initial Acquisition. In the event the Nuclear Acquisition does not close and the transaction agreement is terminated, Genco must pay to Genco II 50% of the economic cost, which is the Company's cost of supplying replacement power either through open market purchases or through running its natural gas-fired plants, incurred by Genco II during that period as a result of power from STP being unavailable to meet the contract quantity. After that period, the pricing for this power is at 90% of such weighted-average price, with no contingent payment for economic costs.

          Service Agreement Arrangements.    At the Initial Acquisition, Genco entered into a services agreement with Genco II. Under the agreement, Genco II provides energy dispatch and coordination services to Genco with respect to its interest in STP, administers Genco's PUC-mandated capacity auctions, markets Genco's excess capacity and energy to third parties, and assists Genco generally in managing its trading business. For those services, Genco reimburses the Company for any costs incurred by the Company.

  (c)    Major Customers

          For the period ended December 31, 2004, revenues from the Company's two largest customers in 2004, BP Energy Company and Reliant, were approximately $12.8 million and $53.8 million, respectively.

          The Company has sold or hedged future sales for 35% of its available baseload capacity to Goldman Sachs under the PPA and a natural gas swap and 24% of its available baseload capacity to Reliant for the period from January 1, 2005 through December 31, 2007.

          Goldman Sachs Power Purchase Agreement.    The Company has entered into a master power purchase agreement ("PPA") with J. Aron & Company, an affiliate of Goldman, Sachs & Co. ("Goldman Sachs"). Under that agreement, it has sold a substantial portion of its available base load capacity through December 31, 2008 on a fixed price basis. The pricing for this power was based on current market prices for firm power in the ERCOT market for a transaction of this size at the time of execution of the agreement. It has also entered into a natural gas swap with Goldman Sachs, as discussed above. The obligations of Goldman Sachs under the PPA and natural gas swap are supported by an unlimited guarantee of The Goldman Sachs Group, Inc. which currently has senior unsecured debt ratings of Aa3 by Moody's and A+ by S&P. If the Goldman Sachs Group, Inc. suffers certain downgrades, The Goldman Sachs Group, Inc. will be required to post collateral in the form of cash or letters of credit to the Company to the extent the Company has a mark-to-market exposure exceeding a specified threshold. In the event power prices decline in the future and Goldman Sachs fails to perform under the PPA, the Company would be entitled under the PPA to collect from Goldman Sachs the difference between the contract price and lower market price. However, the Company's ability to collect would be dependent on the amount of any collateral then posted and The Goldman Sachs Group, Inc.'s creditworthiness at the time. The Company has posted an aggregate of $318.0 million face amount of letters of credit to Goldman Sachs to secure its obligations under the PPA and natural gas hedge. The face amount is subject to reduction in certain circumstances but not increase. Goldman Sachs has also been granted a second lien in substantially all of the Company's assets, subject to the prior lien of the lenders under the Credit Agreement.

          Reliant Power Purchase Agreement.    The Company has entered into a power sale agreement with Reliant under which it has sold 24% of its available base load capacity for the period from January 1, 2005 through December 31, 2007, as well as capacity from the Company's natural gas-fired plants in 2005.

          To secure its obligation under this PPA, Reliant has pledged to the Company a security interest in up to $250.0 million of securitization notes associated with the sale of ERCOT retail accounts receivable (subject to receivables securitization facilities). The Company may suffer a loss to the extent Reliant defaults on its obligations in excess of the amount, if any, the Company could realize on such collateral and such loss may adversely affect its results of operations, financial condition and cash flows. This pledge arrangement with Reliant will terminate with respect to new obligations incurred on and after June 6, 2005. The Company expects to negotiate a new security arrangement with Reliant regarding any such new obligations. Reliant has senior unsecured debt ratings below investment grade at B2 by Moody's and B by S&P.

          Second Lien Credit Support.    The Company enters into credit and collateral agreements with counterparties to secure performance or obligations under commercial contracts. Some of these agreements require us to issue letters of credit, post cash deposits or grant second liens on our assets as security to the counterparty in the event of a default. The second liens are only effective to the extent that credit exposure to the counterparty exceeds the levels of the letters of credit or cash deposits provided to the counterparty (excess exposure). The excess exposure under these second liens as of December 31, 2004 was $171.5 million.

(5)    Employee Benefit Plans

  (a)    Incentive Compensation Plan

          The Company has a long-term incentive compensation plan that provides cash-based performance units to key employees. The Company's compensation cost related to this plan was less than $0.1 million for the period ended December 31, 2004. The plan was assumed by the Company in conjunction with the Initial Acquisition.

  (b)    Pension Plan

          Substantially all of the employees of the two companies acquired in the Initial Acquisition participate in the Company's qualified non-contributory pension plan. The plan benefit is a cash balance formula with annual pay accruals and interest credits. The Company's funding policy is to review amounts annually in accordance with applicable regulations in order to achieve adequate funding of projected benefit obligations.

          The net benefit cost includes the following components:

December 16 to December 31, 2004
(in millions)
Components of Net Periodic Benefit Cost
Service cost	$0.2
Interest cost	0.4
Expected return on plan assets	(0.1)

Net periodic benefit cost	$0.5

          The Company's discount rate assumption is based on high-quality corporate bond rates such as Moody Aa rates.

          The Company used the following assumptions to determine the net periodic benefit cost:

December 16 to December 31, 2004
Discount rate	5.75%
Expected long-term rate of return on plan assets	8.50%
Compensation increases	4.57%

          The following table displays the change in the benefit obligation, the fair value of plan assets and amounts included in the Company's consolidated balance sheet as of December 31, 2004 for the Company's pension plan:

December 31, 2004
(in millions)
Change in Benefit Obligation
Benefit obligation, December 16, 2004	$164.8
Service cost	0.3
Interest cost	0.3
Actuarial (gain) loss	—

Benefit obligation, end of year	$165.4

Change in Plan Assets
Plan assets at fair value, December 16, 2004	$40.0
Actual return on plan assets	1.0

Plan assets at fair value, end of year	$41.0

Reconciliation of Funded Status, December 31
Funded status — plan assets in excess of benefit (obligation)	$(124.4)
Unrecognized net (gain) loss	(0.9)

Prepaid (accrued) benefit cost before balance sheet adjustments	$(125.3)

Amounts Recognized in Consolidated Balance Sheet, December 31
(Accrued) benefit liability — minimum of (accrued) benefit cost and minimum (liability)	$(125.3)

Prepaid (accrued) benefit cost before balance sheet adjustments	$(125.3)

          The Company used the following assumptions to determine the pension plan benefit obligations:

December 31, 2004
Discount rate	5.75%
Compensation increases	4.57%

          Additional information related to the Company's pension plans is as follows:

December 31, 2004
(in millions)
Projected benefit obligation	$165.4
Accumulated benefit obligation	146.4
Fair value of assets	41.0

          The plan assets were invested in marketable securities for which an active market existed. In accordance with SFAS 87, "Employers' Accounting for Pensions," the fair value at the measurement date for each investment was determined by utilizing the market prices for each investment. The sum of these fair values was reflected as the "Fair value of the assets."

          The expected long-term rate of return assumption was developed using a policy framework that includes an annual review of several factors including the analysis of historical returns, gauging market consensus, historical returns of the pension plan's portfolio, reviewing longer term historical asset returns and incorporating the results of asset return models.

          The following table displays the current asset allocation for the Company's pension plan trust:

December 31, 2004
Large cap equity	55%
International equity	15%
Fixed income	30%

Total	100%

          The current asset allocation noted above is consistent with the Company's targeted asset allocation.

          The following benefit payments are expected to be paid from the pension plan (in millions):

2005	$5.2
2006	6.0
2007	7.0
2008	8.2
2009	9.6
2010 through 2014	62.6

          The Company expects to contribute $42.3 million in cash to its pension plan in 2005.

  (c)    Retiree Medical Plan

          The Company's employees participate in the retiree medical plan which provides certain healthcare benefits for retired employees on a contributory basis. Employees become eligible for these benefits if they have met certain age and service requirements at retirement, as defined in the plan. Employer contributions for medical coverage for certain healthcare benefits are limited by the plan's benefit design. Such benefit costs are accrued over the active service period of employees. The Company funds all of its obligations on a pay-as-you-go basis.

          The net retiree medical benefit cost includes the following components:

December 16 to December 31, 2004
(in millions)
Components of Net Periodic Benefit Cost
Service cost	$ (*	)
Interest cost	(*	)
Expected return on plan assets	—

Net periodic benefit cost	$0.1

(*)
Service cost is $31,000 and interest cost is $46,000 for a total of approximately $0.1 million.

          The Company used the following assumptions to determine the net periodic postretirement benefit cost:

December 16 to December 31, 2004
Discount rate	5.75%

          Plan costs are not affected by actual medical trends since the Company's subsidy is limited to a fixed dollar amount.

          The following table displays the change in the retiree medical benefit obligation, the fair value of plan assets and amounts included in the Company's consolidated balance sheet as of December 31, 2004 for the Company's retiree medical benefit plan:

December 31, 2004
(in millions)
Change in Benefit Obligation
Benefit obligation, December 16, 2004	$20.6
Service cost	(* )
Interest cost	(* )
Actuarial (gain) loss	—

Benefit obligation, end of year	$20.7

Change in Plan Assets
Plan assets at fair value, December 16, 2004	$—
Actual return on plan assets	—

Plan assets at fair value, end of year	$—

Reconciliation of Funded Status, December 31
Funded status — plan assets in excess of benefit (obligation)	$(20.7)
Unrecognized net (gain) loss	—

Prepaid (accrued) benefit cost before balance sheet adjustments	$(20.7)

Amounts Recognized in Consolidated Balance Sheet, December 31
(Accrued) benefit liability — minimum of (accrued) benefit cost and minimum (liability)	$(20.7)

Prepaid (accrued) benefit cost before balance sheet adjustments	$(20.7)

          (*) Service cost is $31,000 and interest cost is $46,000 for a total of approximately $0.1 million.

          The Company used the following assumptions to determine the retiree medical benefit obligations:

December 16 to December 31, 2004
Discount rate	5.75%

          The following benefit payments are expected to be paid from the retiree medical benefit plan (in millions):

2005	$—
2006	0.1
2007	0.1
2008	0.2
2009	0.2
2010 through 2014	8.8

          The Company expects to contribute $25,000 to its retiree medical benefit plan in 2005. Under an agreement between CenterPoint and us, CenterPoint has retained the obligation to pay retiree medical benefits for all Genco II employees who subsequently retire and had attained either age 55 with five years of service or 50 to 54 years of age with 20 years of service as of December 15, 2004. The Company's benefit payments under this plan are expected to be $25,000 in 2005, $0.1 million in 2006, $0.1 million in 2007, $0.2 million in 2008, $0.2 million in 2009 and $8.8 million in the aggregate for 2010 through 2014.

  (d)    Other Employee Matters

          As of December 31, 2004, the Company employed 1,572 people. Of these employees, 1,001 were covered by a collective bargaining agreement with the International Brotherhood of Electrical Workers Local 66 that expires in September 2006. The Agreement contains a reopen clause for the purpose of negotiating wages and benefits only, scheduled to begin in June 2005, to be effective September 18, 2005.

(6)    Income Taxes

          Texas Genco LLC is a limited liability company that is treated as a partnership for federal income tax purposes and is therefore not subject to federal income taxation at the partnership level. Profits or losses are subject to taxation at the member interest level.

(7)    Commitments and Contingencies

  (a)    Fuel and Fuel Transport and Purchased Power Commitments

          Fuel commitments include several long-term coal, lignite and natural gas contracts, which have various quantity requirements and durations that are classified as non-trading derivative assets and liabilities in the Company's consolidated balance sheet as of December 31, 2004, as these contracts meet the SFAS No. 133 exception to be classified as normal purchases contracts or do not meet the definition of a derivative. Minimum payment obligations related to coal and transportation agreements, a natural gas storage contract and lignite supply agreements that extend through 2012 are approximately $330.0 million in 2005, $281.1 million in 2006, $273.8 million in 2007, $173.2 million in 2008, $178.1 million in 2009 and $165.2 million thereafter. With the exception of the Back to Back Power Purchase Agreement described above, purchase commitments related to purchased power are not material to the Company's operations. As of December 31, 2004, the pricing provisions in some of these contracts were above market.

  (b)    Lease Commitments

          Operating Leases.    The following table sets forth information concerning the Company's obligation under a non-cancelable long-term operating lease at December 31, 2004, which consists of a rental agreement for rail cars (in millions):

2005	$2.0
2006	1.1
2007	1.1
2008	1.1
2009	0.6
2010 and beyond	—

Total	$5.9

          Total lease expense was $0.1 million for the period ended December 31, 2004.

          Capital Lease Obligations.    Current and long term capital lease obligations at December 31, 2004 were $1.7 million and $3.4 million, respectively. The aggregate liability, both current and non-current, recorded for capital lease obligations as of December 31, 2004 was $5.1 million. This amount reflects a reduction for imputed interest on the lease payments of $0.5 million. The following table sets forth information concerning the Company's obligations under rail car capital leases at December 31, 2004 (in millions):

2005	$1.7
2006	1.8
2007	1.6
2008	—
2009	—
2010 and beyond	—

Total	$5.1

          The Company's three capital leases include 1,020 rail cars. Capital lease assets of $3.7 million and capital lease liabilities of $5.1 million are included in property, plant and equipment and in other liabilities, respectively, on the consolidated balance sheet at December 31, 2004. Depreciation expense for the capital lease assets was approximately $57,000 for the period ended December 31, 2004.

  (c)    Environmental and Legal

          Clean Air Standards.    The Texas electric restructuring law and regulations adopted by the Texas Commission on Environmental Quality ("TCEQ") in 2001 require substantial reductions in emission of oxides of nitrogen ("NOx") from electric generating units. The Company is currently installing cost-effective controls at its generating plants to comply with these requirements. From January 1, 2000 through December 31, 2004, the Company invested approximately $700 million for NOx emission control, and the Company plans to make additional expenditures of up to approximately $17.5 million through 2006. Further NOx requirements may result from the TCEQ's future rules, expected by 2007, implementing more stringent federal eight-hour ozone standards.

          Lignite Mine Reclamation.    The Company obtains lignite for its Limestone facility under an amended long-term contract with the owner/operator of the mine, Texas Westmoreland Coal Company ("TWCC") which contract was entered into in April 1999. Pursuant to the contract, TWCC is responsible for performing ongoing reclamation activities at the mine until all lignite reserves have been produced. When production is completed at the mine, the Company is responsible for final mine reclamation obligations. The Railroad Commission of Texas has imposed a bond obligation of approximately $70 million on TWCC for the reclamation of the lignite mine. Final reclamation activity is expected to commence in 2015. Pursuant to the contract with TWCC, an affiliate of CenterPoint Energy, Inc. has guaranteed $50 million of this obligation until 2010. The remaining sum of approximately $20 million has been bonded by TWCC. Under the terms of its contract with TWCC the Company is required to post a corporate guarantee of TWCC's reclamation bond when CenterPoint's obligation lapses. As of December 31, 2004 the Company had accrued $6.2 million related to the mine reclamation obligation. The Company has also identified other asset retirement obligations that cannot be estimated because the assets associated with the retirement obligations have an indeterminate life.

          Asbestos.    The Company has been named, along with numerous others, as a defendant in several lawsuits filed by a large number of individuals who claim injury due to exposure to asbestos while working at sites along the Texas Gulf Coast. Most of these claimants have been workers who participated in construction, renovation or repair of various industrial facilities, including power plants, and some of the claimants have worked at locations owned by the Company. As of December 31, 2004, there were 4,926 claims pending against the Company. For the period from Inception to December 31, 2004, there were 473 claims filed against the Company, 41 claims settled, 1,062 claims dismissed or otherwise resolved with no payment and the average settlement amount for each claim was approximately $22,600. The Company anticipates that additional claims like those received may be asserted in the future and intends to continue vigorously contesting claims which it does not consider to have merit.

          Litigation.    Although Genco or Holdings are the named defendants in the matters described below, the Company is responsible for paying any damage awards inasmuch as the lawsuits relate to Genco II's facilities.

          In July 2003, Texas Commercial Energy filed in federal court in Corpus Christi, Texas a lawsuit against, as the lawsuit was subsequently amended, Genco, CenterPoint Energy, Inc. ("CenterPoint"), Reliant, Reliant Electric Solutions, LLC, several other CenterPoint and Reliant subsidiaries and a number of other participants in the ERCOT power market. The plaintiff, a retail electricity provider in the Texas market served by ERCOT alleged that the defendants conspired to illegally fix and artificially increase the price of electricity in violation of state and federal antitrust laws and committed fraud and negligent misrepresentation. The lawsuit sought damages in excess of $500.0 million, exemplary damages, treble damages, interest, costs of suit and attorneys' fees. The plaintiff's principal allegations had previously been investigated by Texas Utility Commission and found to be without merit. In June 2004, the federal court dismissed the plaintiff's claims and in July 2004, the plaintiff filed a notice of appeal. Genco is contesting the appeal. The parties have filed their appellate briefs and the court of appeals will hear oral argument on this matter in May 2005.

          In February 2005, Utility Choice Electric filed in federal court in Houston, Texas a lawsuit against CenterPoint, CenterPoint Energy Houston Electric, LLC, CenterPoint Energy Gas Services, Inc., CenterPoint Energy Alternative Fuels, Inc., Genco and a number of other participants in the ERCOT power market. The plaintiff, a retail electricity provider with the ERCOT market, alleged that defendants conspired to illegally fix and artificially increase the price of electricity in violation of state and federal antitrust laws, intentionally interfered with prospective business relationships and contracts, and committed fraud and negligent misrepresentation. The plaintiff's principal allegations had previously been investigated by the Texas Utility Commission and found to be without merit. Genco intends to vigorously defend the case. The ultimate outcome of this matter cannot be predicted at this time.

          On February 20, 2004, Genco filed an injunction and declaratory judgment lawsuit in a Freestone County, Texas state district court seeking to enjoin Valence Operating Company ("Valence") from drilling or engaging in work to prepare for drilling a natural gas well in Genco II's Class II Industrial Solid Waste Facility (the "Landfill") adjacent to the Limestone plant. The Landfill is used to dispose of ash byproducts from the combustion of coal and lignite at the Limestone Plant. Following a hearing in April 2004, the court granted Genco's request and enjoined Valence from drilling the well in the Landfill. In connection with that injunction, the court ordered, and Genco posted, a bond in the amount of $1.0 million to secure payment of any damages suffered by Valence should it be found to have been wrongfully enjoined. Valence filed a counter-claim against Genco for wrongful injunction and sought to recover the full amount of the verdict on September 15, 2004. The jury found that Genco had an existing use that would be precluded or substantially impaired if Valence drilled Well 8. Finally, the jury also found damages in the amount of $400,000 as compensation to Valence for the issuance of the temporary restraining order and temporary injunction. Both Genco and Valence moved to disregard certain of the jury's findings and for judgment in their respective favors. On October 24, 2004, the court accepted the jury's findings and entered judgment that Genco take nothing on its claim for permanent injunction, that Valence recover $400,000 in damages, together with pre- and post-judgment interest and costs. Genco has appealed the final judgment. The trial court has reinstated the temporary injunction pending the resolution of Genco's appeal. The ultimate outcome of this matter cannot be predicted at this time. In addition, a separate lawsuit was filed by Genco in the same court, to enjoin Valence from drilling another well in the Landfill. In that lawsuit, Genco obtained a temporary restraining order against drilling this other well. On October 26, 2004, the court signed an order granting Genco's requested injunctive relief and enjoining Valence from drilling Well 9 in the Landfill. The court ordered, and Genco posted, a bond in the amount of approximately $2.0 million to secure payment of any damages suffered by Valence should it be found to have been wrongfully enjoined. The court has set this case for trial on the merits on July 5, 2005.

          Valence currently has four active applications with the Railroad Commission of Texas for drilling permits for additional wells that would be drilled in the Landfill, one of which would be drilled through the closed cells in Genco's Landfill. Genco has filed a protest with the Railroad Commission of Texas over these applications, and a hearing is scheduled at the Railroad Commission in April 2005. Genco is vigorously contesting these attempts to drill into the Landfill in part because such drilling activity impairs Genco's use of its property for the Landfill.

          The Company is, from time to time, a party to other litigation arising in the normal course of its business, most of which involves contract disputes or claims for personal injury and property damage incurred in connection with its operations. The Company does not believe that any such existing litigation will have a material adverse effect on its consolidated financial position, results of operations or cash flows.

  (d)    Joint Operating Agreement

          Joint Operating Agreement with City of San Antonio.    The Company has a joint operating agreement with the City Public Service Board of San Antonio ("CPS") to share savings from the joint dispatching of each party's generating assets. Dispatching the two generating systems jointly results in savings of fuel and related expenses due to a more efficient utilization of each party's lowest cost resources. The two parties currently share equally the savings resulting from joint dispatch. The agreement terminates in 2009.

  (e)    Plant Decommissioning Application

          On January 10, 2005, we filed notice with ERCOT to suspend operations at fifteen natural gas fired generation units located at the Company's Cedar Bayou, Webster, P. H. Robinson, Clarke and Deepwater Stations, representing a total of 3,839 MW in capacity. ERCOT notified the Company that it will only need P. H. Robinson Unit 2 and has negotiated with the Company to maintain the unit in operation for one year on a "Reliability Must Run" basis ("Must-Run Contract"). Under a Must-Run Contract the Company would recover from ERCOT the costs of operating the unit and it would be available to ERCOT for reliability needs.

          ERCOT has formally informed the Company that P. H. Robinson Units 1, 3 and 4, T. H. Wharton Unit 2, Cedar Bayou Unit 3, H. O. Clarke Units 1 through 6, Deepwater Unit 7 and Webster Units 3 and 21 are not required for system reliability. Whether the units are sold, retired or mothballed for more than 180 days, the Company's available capacity for 2005 will be reduced by up to 3,378 MW. The Company's initial purchase price allocation did not attribute any fair value to these units.

  (f)    State Auction Application

          The Company has applied to the PUC for a declaration that it is no longer required to participate in PUC-mandated auctions under which generation "affiliates" of electric utilities are required to auction 15% of their generation capacity to market participants (excluding affiliates of the electric utility).

          Because the PUC has not yet ruled on this application, the Company was required to sell capacity in auction held on March 10, 2005 covering capacity entitlements for May through August 2005. Upon a Stipulation and Order from PUC the Company offered for sale in the auction 15% of its capacity after adjustment for the units to be retired and changed the auction opening bid prices and opening bid price methodology. Prior to the Initial Acquisition, Genco had been auctioning capacity entitlements at opening prices well below its operating cost.

(8)    Subsequent Events

          On February 1, 2005, and in conjunction with the Initial Acquisition discussed in Note 1 to the consolidated financial statements included herein under Item 8, the Company announced a workforce optimization plan (the "Plan") for its non-bargaining unit employees. The program consists of a voluntary retirement incentive and an involuntary severance.

          Voluntary Retirement Incentive.    On February 14, 2005, the Company announced the Voluntary Retirement Incentive Program ("VRI") for its eligible 232 non-bargaining unit employees, and on March 15, 2005, an identical program was rolled out for its eligible 309 bargaining unit employees. To be eligible for the VRI, employees must be (1) employed on February 1, 2005 (on March 1, 2005 for bargaining unit employees), (2) at least age 50 with at least 15 years of service on April 1, 2005, and (3) a participant in the Genco II retirement plan ("Retirement Plan"). In summary, the VRI offers the eligible employee (i) an annuity payment from the Retirement Plan based on the greater of (a) the cash balance account in the Retirement Plan, or from the predecessor plan benefit formula, (b) the accrued lump sum benefit paid as a monthly annuity, or (c) the present value of the immediate life annuity; (ii) the present value of two years of base salary in the form of a twenty-four month annuity payment from the Retirement Plan (or, if the employee elects, in the form of a life annuity); (iii) a lump-sum healthcare bridge payment if the employee is under age 55; and (iv) payment of earned vacation and a pro-rated 2005 discretionary bonus. As of March 25, 2005, 161 non-bargaining unit employees had elected to retire and did not revoke their election, one has revoked the offer, five have declined the offer, and 65 have not yet made an irrevocable election. With respect to the bargaining unit employees, as of March 25, 2005, 40 bargaining unit employees have elected to retire and did not revoke the election, one has declined the offer and 268 employees have yet to make an irrevocable election to participate in the VRI. This group has until April 27, 2005 to make an election to participate in the program.

          Involuntary Severance.    The second component of the Plan is being achieved by targeted workforce reductions. Terminated employees receive a lump-sum cash severance benefit payment based on a calculation which provides three weeks of base pay for each full year of service realized with us (and qualified predecessor employers) along with a prorated short-term incentive bonus payment based on eligible earnings, with a minimum of 12 weeks and a maximum of 52 weeks of severance benefits paid to an affected individual. In addition, the terminated employee would receive an additional lump sum equal to the employee's target award under the Company's annual short-term incentive plan based on eligible earnings for the period commencing on January 1 of the termination year through the employee's date of termination. Affected individuals will also have the ability to continue medical, dental and vision benefits at the active employee contribution rates for coverage for the number of weeks used to calculate the individual's severance benefit. So far, the

Company has terminated 19 employees pursuant to this component of the workforce optimization plan.

          Nuclear Acquisition.    The Company acquired in a merger transaction Texas Genco Holdings, Inc. ("Holdings") on April 13, 2005, whose primary assets consisted of an undivided 30.8% ownership interest in the assets of STP and restricted cash. The purchase price was $700.0 million plus assumed liabilities. The Nuclear Acquisition was funded with $475.0 million of borrowings under the delayed draw term loan portion of the Credit Agreement, an additional cash equity investment of $117.5 million by our members, $99.5 million from revolver borrowings with the balance from cash on hand. Since Holdings had approximately $75.0 million of bank debt outstanding, which became due on the date of the Nuclear Acquisition, the Company also paid $75.0 million (less excess cash on hand at Holdings) from its cash on hand in order to discharge such debt.

          On May 19, 2005, pursuant to the exercise of a right of first refusal subsequent to the third party offer to AEP in early 2004, the Company acquired from AEP an additional 13.2% undivided interest, equivalent to approximately 330 MW in STP for approximately $174.2 million less adjustments for working capital and other purchase price adjustments. The Company does not expect to make any additional payments in connection with the potential acquisition of the ROFR. Texas Genco LP, a subsidiary of Holdings, has deposited cash collateral in the amount of $192.0 million to secure stand-by letters of credit posted in favor of AEP in the amount of $183.0 million to secure the obligation to pay AEP for the ROFR. Upon consummation of the ROFR acquisition, the excess cash securing the letters of credit will be released.

* * * *

Texas Genco LLC

Condensed Statement of Consolidated Income

(Thousands of Dollars)

(Unaudited)

Three Months Ended March 31, 2005
Revenues	$503,138
Operating Expenses:
Fuel and purchased power expense	228,761
Operations and maintenance	109,985
Depreciation and amortization	74,807
Taxes other than income taxes	9,121

Total Operating Expenses	422,674
Operating Income	80,464
Interest and Other Income	1,492
Interest Expense	(39,547)

Net Income	$42,409
Earnings per Unit (basic and diluted)	$0.27

Texas Genco LLC

Consolidated Balance Sheets

(Thousands of Dollars)

(Unaudited)

	December 31, 2004	March 31, 2005
ASSETS
Current Assets:
Cash and cash equivalents	$85,939	$130,499
Trade accounts receivable	76,033	71,528
Inventory	128,404	119,465
Assets held for sale	67,300	67,300
Prepaid and other current assets	16,105	11,446

Total current assets	373,781	400,238

Total property, plant and equipment (net)	2,445,849	2,428,998

Other Assets
Goodwill	820,061	850,393
Intangibles, net	814,830	780,294
Deferred financing costs, net	117,401	114,093
Price-risk management assets — non current	8,030	—
Other non current assets	7,614	7,025

Total other assets	1,767,936	1,751,805

Total Assets	$4,587,566	$4,581,041

LIABILITIES AND MEMBERS' EQUITY
Current Liabilities:
Accounts payable	$95,008	$73,274
Accrued interest and taxes	35,596	42,712
Current portion of long-term debt	13,200	13,227
Deferred revenue	75,990	63,134
Contractual obligations — power and coal	298,173	280,856
Price-risk management liabilities	—	19,588
Other current liabilities	11,784	27,180

Total current liabilities	529,751	519,971
Long-Term Debt, net of current portion	2,266,905	2,263,655
Other Liabilities:
Contractual obligations — power and coal	864,081	805,405
Benefit obligations	146,377	185,018
Price-risk management liabilities non current	—	23,232
Other	8,936	15,586

Total other liabilities	1,019,394	1,029,241
Members' Equity	771,516	768,174

Total Liabilities and Members' Equity	$4,587,566	$4,581,041

Texas Genco LLC

Condensed Statement of Consolidated Cash Flows

(Thousands of Dollars)

(Unaudited)

Three Months Ended March 31, 2005
Cash Flows from Operating Activities:
Net Income	$42,409
Adjustments to reconcile net income to net cash provided by (used in) operating activities
Depreciation and amortization	74,807
Amortization of deferred financing costs	3,309
Amortization of contractual obligations	(75,994)
Unrealized loss on price risk management activities	9,300
Change in cash flow hedge ineffectiveness	3,335
Accrued cost of workforce reduction plan	24,268
Changes — other assets and liabilities
Accounts receivable	4,888
Inventory	8,939
Prepayments and other current assets	4,276
Accounts payable	(21,635)
Accrued interest	24,199
Accrued Taxes	(17,083)
Deferred capacity revenue	(12,856)
Other	(2,687)

Net cash provided by operating activities	69,475

Cash Flows from Investing Activities:
Additions to plant	(23,456)
Cash Flows from Financing Activities:
Repayment of long-term borrowings	(3,223)
Equity contributions from members	1,764

Net cash (used in) financing activities	(1,459)

Net Increase in Cash and Cash Equivalents	44,560

Cash and Cash Equivalents at Beginning of Period	85,939

Cash and Cash Equivalents at End of Period	$130,499

Supplemental Disclosure of Cash Flow Information:
Interest	$13,040

Texas Genco LLC Consolidated Statement of Members' Equity
and Accumulated Other Comprehensive Income (Loss)

(Thousands of Dollars)

(Unaudited)

	Contributed Capital	Accumulated Other Comprehensive Income/(Loss)	Accumulated Retained Earnings/(Loss)	Total Members' Equity
Balance, Inception (July 19, 2004)	$—	$—	$—	$—
Contributions from Members	780,607			780,607
Other	(594)			(594)
Net Loss			(20,133)	(20,133)
Other comprehensive income(1)		11,636		11,636

Balance, December 31, 2004	$780,013	$11,636	$(20,133)	$771,516

Contributions from Members	1,764			1,764
Net income			42,409	42,409
Other comprehensive loss(1)		(47,515)		(47,515)

Balance, March 31, 2005	$781,777	$(35,879)	$22,276	$768,174

(1)
The balances for Other Comprehensive Income/(Loss) relates entirely to the change in fair value of derivative financial instruments documented and designated as Cash Flow Hedges as defined by SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities".

TEXAS GENCO LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(A)    Basis of Presentation

  General

          Included in this Quarterly Report of Texas Genco LLC ("Texas Genco" or the "Company") are the Company's consolidated interim financial statements and notes ("Interim Financial Statements"). The Interim Financial Statements have been prepared by management without audit. Accordingly, they reflect all normal recurring adjustments which are, in the opinion of management, necessary for a fair presentation of the financial results for the interim period. Certain information and notes normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto included in the Texas Genco Annual Report for the year ended December 31, 2004.

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

          The actual operations of Texas Genco and its subsidiaries did not exist prior to July 19, 2004, and did not generate any operating revenues until December 15, 2004 when it acquired in a merger transaction Texas Genco II, L.P. and Texas Genco Services, L.P., from Texas Genco Holdings, Inc. As a result, comparable results for the first quarter of 2004 are not presented.

  Inventory

          Inventories consist principally of materials and supplies, coal and lignite, natural gas and fuel oil. Inventories used in the production of electricity are valued at the lower of average cost or market except for coal and lignite, which are valued under the last-in, first-out method. The following table provides the components of inventory as of March 31, 2005.

March 31, 2005
(in thousands)
Natural Gas	$26,991
Fuel Oil	6,328
Coal	33,905
Lignite	2,416
Materials & Supplies	48,825
Other	1,000

Total Inventory	$119,465

          If coal and lignite inventories were valued at their current replacement cost, at March 31, 2005, total inventory would have decreased by approximately $0.6 million.

  Goodwill and Other Intangible Assets

          On December 15, 2004, we acquired from Texas Genco Holdings, Inc. in a merger transaction Texas Genco II LP and Texas Genco Services LP ("Initial Acquisition"). The Company's intangible assets consist of goodwill resulting from the Initial Acquisition of approximately $850.4 million and other intangible assets. During the quarter, adjustments have been made to goodwill and other intangible assets based on revised estimates or finalization of valuations. The final purchase price allocation and estimated useful life of intangible assets are subject to refinement for changes in the Company's preliminary assumptions and analyses. The Company is in the process of obtaining a third party valuation of certain natural gas fired electric generating facilities, emission allowances, plant decommissioning costs and retirement obligations. Additionally, the Company is in the process of finalizing a plan to reduce its workforce. The following table presents the Company's goodwill and its Intangible assets, their related amortization and estimated weighted-average useful life at March 31, 2005.

	Weighted Average Life	March 31, 2005
	(years)	(in millions)
Goodwill		$850.4
Intangibles	9.3	820.3
Amortization of intangibles		(40.0)

Net Goodwill and Intangibles		$1,630.7

          The following table presents expected amortization for the next five years and in total thereafter for the Company's amortizable intangible assets at March 31, 2005 (in millions):

	Acquired Customer Forward Sales Contracts	Emission Allowances	Steam and Water Contracts	Total Finite- Lived Intangible Assets
2005	$104.6	$26.1	$0.6	$131.3
2006	79.0	26.5	0.6	106.1
2007	103.6	26.5	0.6	130.7
2008	82.1	26.5	0.6	109.2
2009	10.4	26.5	0.6	37.5
Thereafter	—	278.0	8.8	286.8

Total	$379.7	$410.1	$11.8	$801.6

          The Company amortizes all finite lived intangible assets over their respective estimated useful life. Acquired forward sales contracts represent all firm forward solid-fuel baseload capacity power sales at the Initial Acquisition date, the longest of which has a useful life of five years, which represents the number of years for which the power has been sold forward. The value of the acquired forward sales contracts is based on contractual prices and volumes on December 15, 2004. Pursuant to the Clean Air Act Amendments of 1990, the acquired power plants are entitled to receive allowances to emit sulfur dioxide and oxides of nitrogen. These allowances or permits are transferable by the Company. The Company amortizes air emission allowances on a units of production basis as utilized. Steam and water contracts consist of a water rights agreement and a steam contract that have estimated useful lives of 22 and 11 years, respectively.

          In connection with the Initial Acquisition, the Company recorded the fair value of certain power sales and coal contracts assumed. The Company estimated the fair value of these contracts using market value as of the acquisition date over the life of each contract. These contracts had negative fair values at the date of acquisition and were recorded as contractual obligations in the consolidated balance sheet. These contractual obligations are amortized as increases to revenue and decreases to fuel expense, as applicable, based on the estimated realization of the fair value established on the acquisition date over the contractual lives. The Company amortized approximately $62.9 million of assumed out-of-the-money contracts to increase revenue and approximately $13.1 million to decrease fuel expense for the three months ended March 31, 2005.

  Derivative Instruments

          The Company is subject to SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS No. 138 and SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("SFAS No. 133"), which established accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. These statements require that derivatives be recognized at fair value on the balance sheet and that changes in fair value of such derivatives be recognized either currently in earnings or deferred as a component of other comprehensive income. For a derivative not designated as a hedging instrument, the gain or loss is recognized in earnings in the period it occurs. Cash flow hedges are those derivatives designated to hedge exposure to variability in expected future cash flows. Changes in the fair value of cash flow hedges, to the extent there is a high correlation between price movements in the derivative and the item designated as being hedged, are recognized as a component of other comprehensive income until the expected cash flow occurs. At such time, previously recognized amounts within comprehensive income are reversed, and the change in the fair value of the derivative is recognized within earnings.

          The Company entered into a swap agreement in December 2004 to sell 36.5 million Mmbtu of natural gas in 2006 at a fixed price, with the Company as the floating price payor. This swap agreement is considered a derivative and is treated as a cash flow hedge for accounting purposes. This transaction hedges the Company's exposure to variability in expected future cash flows from fluctuations in the sale of power, which is highly correlated with natural gas prices in ERCOT. Pursuant to SFAS No. 133, the fair value of the derivative instrument designated as a cash flow hedge is recorded as an asset or liability on the consolidated balance sheet with the offset reported as part of other comprehensive income, to the extent that the hedge is effective, with any ineffectiveness being reflected in earnings. The fair market value of the natural gas swap agreement is negative $42.8 million at March 31, 2005. The change in the fair value of the natural gas swap from inception of the agreement to March 31, 2005 was $35.9 million, which resulted in a loss of $3.3 million representing reversal of ineffectiveness previously recognized in earnings. As a result, $35.9 million was recorded as other comprehensive loss at March 31, 2005.

          Subsequent to March 31, 2005, the Company has entered into an additional swap agreement to sell 54.8 million Mmbtu of natural gas during 2008 and 2009 at a fixed price with the Company as the floating price payor. This swap agreement will also be treated as a cash flow hedge for accounting purposes.

          The Company entered into a forward, fixed price power sale for the calendar year 2009 on January 27, 2005 that was not designated as a normal sale in accordance with SFAS No. 133 until March 10, 2005. As a result, the contract was reflected at fair value from the contract date until March 10, 2005, which resulted in a non-cash charge to earnings during the quarter of $9.3 million.

  Assets Held for Sale

          The Company has determined that certain assets known as the Texas Genco Fuels Pipeline and the North Dayton Gas Storage Facility, in which the Company has a long-term agreement to store natural gas and a purchase option to buy the facility, are not strategic assets for the business, and sales of these facilities are anticipated to occur during 2005. The book values of the Texas Genco Fuels Pipeline and the North Dayton Gas Storage Facility have been recorded at their fair value (less estimated costs to sell) of $36.3 million and $31.0 million, respectively, as of December 31, 2004, and have been reflected as assets held for sale on the consolidated balance sheet.

  Workforce Optimization Plans

          On February 1, 2005, and in conjunction with the Initial Acquisition, the Company announced a workforce optimization plan (the "Plan") for its non-bargaining unit employees. The program consists of a voluntary retirement incentive and an involuntary severance.

          Voluntary Retirement Incentive.    On February 14, 2005, the Company announced a Voluntary Retirement Incentive Program ("VRI") for its eligible 235 non-bargaining unit employees, and on March 15, 2005, an identical program was announced for its eligible 309 bargaining unit employees. To be eligible for the VRI, employees must be (1) employed on February 1, 2005 (on March 1, 2005 for bargaining unit employees), (2) at least age 50 with at least 15 years of service on April 1, 2005, and (3) a participant in the Texas Genco II LP retirement plan ("Retirement Plan"). In summary, the VRI offers the eligible employee (i) an annuity payment from the Retirement Plan based on the greater of (a) the cash balance account in the Retirement Plan, or from the predecessor plan benefit formula, (b) the accrued lump sum benefit paid as a monthly annuity, or (c) the present value of the immediate life annuity; (ii) the present value of two years of base salary in the form of a twenty-four month annuity payment from the Retirement Plan (or, if the employee elects, in the form of a life annuity); (iii) a lump-sum healthcare bridge payment if the employee is under age 55; and (iv) payment of earned vacation and a pro-rated 2005 discretionary bonus. As of April 30, 2005, 186 non-bargaining unit employees had elected to retire and did not revoke their election. As of April 30, 2005, 228 bargaining unit employees have elected to participate in the VRI. SFAS No. 88, Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits, specifies that an employer that offers special termination benefits to employees shall recognize a liability and a corresponding cost when the employees accept the offer and the amount can be reasonably estimated. During the three-month period ended March 31, 2005, a charge of $32.2 million was recognized relative to the estimated increased pension cost related to the VRI plan. Additionally, $1.5 million was recognized as an estimated liability for the health care bridge payment associated with the 220 electing employees.

          Involuntary Severance.    The second component of the Plan is being achieved by targeted workforce reductions. Terminated employees receive a lump-sum cash severance benefit payment based on a calculation which provides three weeks of base pay for each full year of service realized with us (and qualified predecessor employers) along with a prorated short-term incentive bonus payment based on eligible earnings, with a minimum of 12 weeks and a maximum of 52 weeks of severance benefits paid to an affected individual. In addition, the terminated employee would receive an additional lump sum equal to the employee's target award under the Company's annual short-term incentive plan based on eligible earnings for the period commencing on January 1 of the termination year through the employee's date of termination. Affected individuals will also have the ability to continue medical, dental and vision benefits at the active employee contribution rates for coverage for the number of weeks used to calculate the individual's severance benefit. As of March 31, 2005, we have terminated 25 employees pursuant to this component of the Plan.

          During the period ended March 31, 2005, the Company completed an analysis that estimated the total minimum severance benefits for the total targeted workforce reduction. This estimated cost of $29.6 million was accrued during the quarter and included as an adjustment to goodwill. This estimate will be adjusted in future periods, as the total actual severance liability is determined.

          During the quarter, the accrued liability for severance benefits was reduced by $9.5 million reflecting the minimum severance benefits liability associated with the 220 employees electing the VRI as of March 31, 2005. As a result, Operations and Maintenance expenses for the three month period ended March 31, 2005 includes a $32.2 million pension charge, and a $1.5 million health care bridge charge, which was partially offset by a $9.5 million minimum severance credit, all relating to the VRI plan.

          As of March 31, 2005 the Company employed a total of 1,570 employees. This employee count was prior to any reductions resulting from VRI acceptances.

  Business Segments

          The Company manages the business as one reportable segment. This one reportable segment is an electric power generation business that presently conducts all of its power generation business within ERCOT.

  Plant Decommissioning

          On January 10, 2005, we filed notice with ERCOT to suspend operations at 15 natural gas fired generation units located at the Company's Cedar Bayou, Webster, P. H. Robinson, Clarke and Deepwater Stations, representing a total of 3,839 MW in capacity. ERCOT notified the Company that it will only need P. H. Robinson Unit 2 and has negotiated with the Company to maintain the unit in operation for one year on a "Reliability Must Run" basis ("Must-Run Contract"). Under a Must-Run Contract the Company would recover from ERCOT the costs of operating the unit and it would be available to ERCOT for reliability needs.

          ERCOT has formally informed the Company that P. H. Robinson Units 1, 3 and 4, T. H. Wharton Unit 2, Cedar Bayou Unit 3, H. O. Clarke Units 1 through 6, Deepwater Unit 7 and Webster Units 3 and 21 are not required for system reliability. Whether the units are sold, retired or mothballed for more than 180 days, the Company's available capacity for 2005 will be reduced by up to 3,378 MW. The Company's initial purchase price allocation did not attribute any fair value to these units.

  Unit-Based Compensation

          The Company has established a unit option incentive plan for key employees. Under this plan, the exercise price of the unit option is $5 per unit, which is the estimated value of the underlying unit on the grant date. The options currently issued under this plan fall into three categories. The first are "Normal" options that have a 10 year life and vest, subject to the participant's continued employment, in approximately 1/5 increments on each anniversary date of the grant. The second are "Performance" options that only vest upon successful achievement of established equity return targets over a five year performance period. The third are "Vested" options that are fully vested and have a 10 year life.

          The following table reflects the outstanding option grants as of December 31, 2004 and the options granted during the three month period ended March 31, 2005:

	Total Units Granted
Month of Grant	Normal Options	Performance Options	Vested Options
Balance at December 31, 2004	2,565,000	1,975,500	400,000
January	1,464,000	1,028,550	51,800

Balance at March 31, 2005	4,029,000	3,004,050	451,800

          These options cannot be exercised or transferred unless certain future events occur, which include equity sales by the current equity holders of the Company.

          The Company complies with the disclosure requirements of SFAS No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure; however, the Company has elected to continue to apply the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. The Company uses the intrinsic value method to account for stock-based employee compensation, however, there is a requirement to disclose pro forma net income or loss as if the Company had applied the fair value methods prescribed by SFAS No. 123.

          In order to determine a fair value of the options granted during the quarter, a traditional option pricing model approach was employed which indicated a fair value as of the date of grant of approximately $4.4 million, based on model input assumption terms which include a term of ten years, no volatility and an interest rate of approximately 4.25%. Because the options granted by the Company have either significant vesting and/or exercise restrictions, the Company believes that the traditional option pricing model approach overstates the fair value of the options on the grant date. However, considering the traditional model-derived option fair value on the grant date, the pro forma impact on results of operations would not have been material to the consolidated results of operations, financial position or cash flows.

(B)    New Accounting Pronouncements

          SFAS 123R issued in January 2005, is a revision of FASB Statement No. 123, "Accounting for Stock-Based Compensation." This Statement establishes standards that account for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. The Company has analyzed SFAS 123R and determined that the provisions of the statement do not have a material impact on the Company's results of operations, financial condition or cash flows.

          In March 2005, the FASB issued Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations", which provides further clarification of the requirements of SFAS No. 143. This Interpretation is effective no later than the end of fiscal years ending after December 15, 2005 (December 31, 2005, for calendar-year enterprises). The Company is currently evaluating the impact of Interpretation No. 47.

(C)    Commitments and Contingencies

  Long-Term Financing Obligations

          Senior Notes and Credit Agreement.    Our long-term financing obligations outstanding have been incurred under our senior secured Credit Agreement dated as of December 14, 2004, ("Credit Agreement") or our senior unsecured note Indenture, dated as of December 14, 2004, relating to our 6.875% Senior Notes due 2014, and consisted of the following as of March 31, 2005:

March 31, 2005
(in millions)
Long-term debt:
6.875% Senior Notes, due 2014	$1,125.0
Term Loan Facility, due 2011	1,147.1

Subtotal	2,272.1

Less:
Current maturities	(11.5)

Total long-term financing obligations, less current maturities	$2,260.6

Aggregate maturities of the principal amounts of long-term financing obligations through 2010 and in total thereafter are as follows:
2005	$8.6
2006	11.5
2007	11.5
2008	11.5
2009	11.5
2010	11.5
Thereafter	2,206.0

Total long-term financing obligations, including current maturities	$2,272.1

          Borrowings under the term loan facility of our Credit Agreement bears interest, at our option, at either:

  •
  a base rate, plus the applicable interest rate margin; or

  •
  a reserve adjusted Eurodollar rate on deposits for one-, two-, three-, six-, nine- or twelve-month periods (in the case of nine- or twelve-month periods, to the extent available to all applicable lenders), plus the applicable interest rate margin.

          The following table summarizes used and available portions of the various credit facilities made available to the Company under the Credit Agreement at March 31, 2005:

Facility	Commitment Amount	Amounts Borrowed	Face Amount of Letters of Credit Issued		Total Unused
	(in millions)
Term Loan Facility, due 2011	$1,150.0	$1,147.1	$	N/A	$	N/A
Delayed Draw Term Loan Facility, due 2011	475.0	—		N/A		475.0
Revolving Credit Facility, due 2009	325.0	—		9.0		316.0
Base Letter of Credit Facility, due 2009	200.0	—		13.1		186.9
Special Letter of Credit Facility, due 2009	344.3	N/A		344.3		—

Total	$2,494.3	$1,147.1		$366.4		$977.9

          Capital Lease Obligations.    Current and long-term capital lease obligations at March 31, 2005 were $1.7 million and $3.0 million respectively. The aggregate liability, both current and non-current, recorded for capital lease obligations as of March 31, 2005 was $4.7 million. This amount reflects a reduction for imputed interest on the lease payments of $0.5 million.

(D)    Related Party Transactions

  Limited Liability Company Agreement of Texas Genco LLC.

          The limited liability company agreement provides for cash distributions to the members of the Company on a periodic basis for the purposes of funding their tax obligations in respect of the income of the Company that is allocated to them. The amount of those distributions is calculated based on an assumed tax rate of 45% multiplied by the net taxable income and gain of the Company for the relevant tax period. No distributions were made during the three month period ended March 31, 2005.

  Transaction and Monitoring Fee Agreement

          The Members have entered into a transaction and monitoring fee agreement with the Company relating to certain monitoring, advisory and consulting services that the Members will provide. During the quarter ended March 31, 2005, the Company paid, in aggregate, $2.5 million in fees to the Members.

(E)    Subsequent Event

  Nuclear Acquisition.

          The Company acquired in a merger transaction Texas Genco Holdings, Inc. ("Holdings") on April 13, 2005, whose primary assets consisted of an undivided 30.8% ownership interest in the assets of STP and restricted cash. The purchase price was $700.0 million plus assumed liabilities. The Nuclear Acquisition was funded with $475.0 million of borrowings under the delayed draw term loan portion of the Credit Agreement, an additional cash equity investment of $117.5 million by our members, $99.5 million from revolver borrowings with the balance from cash on hand. Since Holdings had approximately $75.0 million of bank debt outstanding, which became due on the date of the Nuclear Acquisition, the Company also paid $75.0 million (less excess cash on hand at Holdings) from its cash on hand in order to discharge such debt.

          On May 19, 2005, pursuant to the exercise of a right of first refusal subsequent to a third party offer to AEP in early 2004, the Company acquired from AEP an additional 13.2% undivided interest, equivalent to approximately 330 MW in STP for approximately $174.2 million less adjustments for working capital and other purchase price adjustments. The Company does not expect to make any additional payments in connection with the potential acquisition of the ROFR. Texas Genco LP, a subsidiary of Holdings, has deposited cash collateral in the amount of $191.2 million to secure stand-by letters of credit posted in favor of AEP in the amount of $183.0 million to secure the obligation to pay AEP for the ROFR. Upon consummation of the ROFR acquisition, the excess cash securing the letters of credit will be released.

  Asset Sales

          On May 16, 2005, the Company entered into an agreement with TEPPCO Partners, L.P. for the sale of a 90 mile fuel oil pipeline system and its associated equipment, a 5.5 million barrel storage facility and its associated equipment along with certain oil inventory. The transaction closed on July 15, 2005 for a total purchase price of approximately $70.6 million, subject to adjustment based on the final sales price of such oil inventory. The pipeline and storage facility were previously classified as Assets Held for Sale as of December 31, 2004.

          On June 27, 2005, we entered into an agreement with Kinder Morgan Energy Partners, L.P. for the sale of our subsidiaries that own an option to purchase the North Dayton gas storage facility in Liberty County, Texas (North Dayton) and associated equipment. The gas storage facility currently is owned by HNG Dayton Storage Company, with whom we have a long term storage agreement under which we are entitled to purchase North Dayton. On June 27, 2005, we entered into an agreement with HNG Dayton Storage Company providing for the exercise of our option to purchase the gas storage facility. Immediately prior to the closing, we will exercise our purchase option. The closings of the acquisition of the gas storage facility from HNG Dayton Storage Company and the sale to Kinder Morgan Energy Partners, L.P. will occur concurrently. At the closings, Kinder Morgan Energy Partners, L.P. will pay us cash of approximately $51 million. We have entered into a long-term storage capacity and transportation agreement with Kinder Morgan Energy Partners, L.P. The transaction is expected to close in the third quarter of 2005.

          On June 29, 2005, we announced that we would conduct an auction to sell our Deepwater, H.O. Clark, and Webster power plants and associated land. The auction is expected to conclude in the third quarter of 2005.

  Funded Letter of Credit Facility

          On June 24, 2005, Texas Genco LLC entered into a $150,000,000 funded letter of credit facility with several lenders, which will expire on December 14, 2011. The funded letter of credit facility provides for the payment to the administrative agent for the benefit of each lender of fees totaling 2.08% per annum on such lender's credit-linked deposit funding amount. The funded letter of credit facility provides for the payment of fronting fees to the issuing lender in an amount equal to the stated amount of all funded letters of credit outstanding multiplied by 0.12% per annum. All fees are paid quarterly in arrears. The funded letter of credit facility provides for Texas Genco LLC to be able, at its option, to reduce commitments, without penalty or premium.

          Texas Genco LLC's obligations under the funded letter of credit facility are unconditionally and irrevocably jointly and severally guaranteed by each of its existing and subsequently acquired or organized domestic subsidiaries, other than unrestricted subsidiaries, and the obligations and guarantees are secured by a perfected lien on all of its and its guarantors' assets, including all personal, real and mixed property (except for certain excluded assets).

(F)    Earnings Per Unit

          The Company's basic and diluted earnings per unit is calculated by dividing the weighted average units outstanding at the end of the period into the net income.

          At March 31, 2005 Texas Genco LLC had 156,474,213 weighted average units outstanding and 7,032,550 unit options, which if converted would incrementally increase average units outstanding for the period ended March 31, 2005 to 157,666,915 on a diluted basis.

* * * *

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
        Members of Texas Genco LLC
Houston, Texas

We have audited the accompanying consolidated balance sheets of Texas Genco Holdings, Inc. as of December 31, 2003 and 2004, and the related statements of consolidated operations and consolidated cash flows for each of the three years in the period ended December 31, 2004, and the statements of consolidated capitalization and shareholders' equity for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of Texas Genco Holdings, Inc.'s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Texas Genco Holdings, Inc. is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Texas Genco Holdings Inc.'s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Texas Genco Holdings, Inc. at December 31, 2003 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2(j) to the consolidated financial statements, on January 1, 2003, Texas Genco Holdings, Inc. recorded asset retirement obligations to conform to Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations."

DELOITTE & TOUCHE LLP

June 3, 2005
Houston, Texas

TEXAS GENCO HOLDINGS, INC.

STATEMENTS OF CONSOLIDATED OPERATIONS

(Thousands of Dollars and Shares)

	Year Ended December 31,
	2002	2003	2004
Revenues	$1,540,975	$2,002,368	$2,053,955

Expenses:
Fuel and purchased power expense	1,083,401	1,170,778	1,021,515
Operation and maintenance	391,465	411,940	414,878
Depreciation and amortization	156,740	159,010	88,928
Write-down of assets	—	—	763,000
Taxes other than income taxes	42,930	38,681	40,494

Total	1,674,536	1,780,409	2,328,815

Operating Income (Loss)	(133,561)	221,959	(274,860)
Other Income	3,423	2,176	5,389
Interest Expense	(25,637)	(1,583)	(126)

Income (Loss) Before Income Taxes and Cumulative Effect of Accounting Change	(155,775)	222,552	(269,597)
Income Tax Benefit (Expense)	62,832	(71,286)	170,479

Income (Loss) Before Cumulative Effect of Accounting Change	(92,943)	151,266	(99,118)
Cumulative Effect of Accounting Change, net of Tax	—	98,910	—

Net Income (Loss)	$(92,943)	$250,176	$(99,118)

Basic and Diluted Earnings Per Share:
Income (Loss) Before Cumulative Effect of Accounting Change	$(1.16)	$1.89	$(1.25)
Cumulative Effect of Accounting Change, net of tax	—	1.24	—

Net Income (Loss)	$(1.16)	$3.13	$(1.25)

Weighted average shares outstanding	80,000	80,000	79,332

See Notes to Texas Genco Holdings, Inc.'s consolidated financial statements.

TEXAS GENCO HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS

(Thousands of Dollars)

	December 31,
	2003	2004
ASSETS
Current Assets:
Cash and cash equivalents	$44,558	$23,499
Restricted investments	—	406,705
Customer accounts receivable	78,122	—
Accounts receivable, other	3,716	70,448
Inventory	169,692	27,322
Prepayments and other current assets	2,304	1,154

Total current assets	298,392	529,128

Property, Plant and Equipment, net	4,125,595	474,227

Other Assets:
Nuclear decommissioning trust	189,182	215,849
Restricted investments	—	174,238
Other	26,462	1,534

Total other assets	215,644	391,621

Total Assets	$4,639,631	$1,394,976

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Accounts payable, affiliated companies, net	$7,802	$5,045
Accounts payable, fuel	68,747	—
Accounts payable, other	40,165	16,884
Payable to former shareholders	—	389,743
Taxes and interest accrued	107,605	96,956
Deferred capacity auction revenue	86,853	—
Other	17,579	1,444

Total current liabilities	328,751	510,072

Other Liabilities:
Accumulated deferred income taxes, net	844,545	70,032
Unamortized investment tax credit	150,533	40,920
Nuclear decommissioning reserve	187,997	233,278
Benefit obligations	16,970	—
Accrued mine reclamation costs	6,000	—
Unrealized gain on nuclear decommissioning trust	62,003	59,062
Other	9,671	28,095

Total other liabilities	1,277,719	431,387

Commitments and Contingencies (Note 6)
Shareholders' Equity	3,033,161	453,517

Total Liabilities and Shareholders' Equity	$4,639,631	$1,394,976

See Notes to Texas Genco Holdings, Inc.'s consolidated financial statements.

TEXAS GENCO HOLDINGS, INC.

STATEMENTS OF CONSOLIDATED CASH FLOWS

(Thousands of Dollars)

	Year Ended December 31,
	2002	2003	2004
Cash Flows from Operating Activities:
Net income (loss)	$(92,943)	$250,176	$(99,118)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	156,740	159,010	88,928
Amortization of deferred financing costs	—	—	2,854
Fuel-related amortization	25,113	23,385	27,156
Deferred income taxes	(27,161)	8,693	(865,773)
Current income taxes on sale of fossil generation assets	—	—	556,856
Investment tax credit	(12,144)	(10,876)	(11,187)
Write-down of assets	—	—	763,000
Cumulative effect of accounting change	—	(98,910)	—
Changes in other assets and liabilities:
Accounts receivable	(34,975)	(8,690)	(41,078)
Inventory	24,082	(13,525)	11,261
Taxes receivable	(4,368)	4,368	—
Accounts payable	(75,659)	(11,364)	(19,727)
Accounts payable, affiliate	(25,772)	(14,852)	(7,234)
Taxes and interest accrued	(79,728)	64,646	67,106
Accrued reclamation costs	11,334	5,907	(1,445)
Benefit obligations	(17,423)	2,648	(12,089)
Deferred revenue from capacity auctions	48,721	38,132	(42,544)
Other current assets	(1,016)	1,720	(2,589)
Other current liabilities	1,257	1,661	13,727
Other long-term assets	15,757	678	50,600
Other long-term liabilities	(51,756)	(15,866)	(17,715)

Net cash provided by (used in) operating activities	(139,941)	386,941	460,989

Cash Flows from Investing Activities:
Capital expenditures and other	(257,630)	(156,963)	(73,529)
Proceeds from sale of fossil generation assets	—	—	2,811,108
Increase in restricted investments	—	—	(580,943)

Net cash provided by (used in) investing activities	(257,630)	(156,963)	2,156,636

Cash Flows from Financing Activities:
Payment of common stock dividends	—	(80,000)	(80,000)
Net change in capitalization activity	292,970	—	—
Increase (decrease) in short-term notes payables, affiliate	86,184	(86,184)	—
Increase (decrease) in long-term notes payable, affiliate	18,995	(18,995)	—
Proceeds from overnight bridge loan	—	—	716,081
Payment to former shareholders	—	—	(326,338)
Repayment of overnight bridge loan	—	—	(716,081)
Dividend to CenterPoint Energy	—	—	(2,231,000)
Debt issuance costs	—	(819)	(1,346)

Net cash provided by (used in) financing activities	398,149	(185,998)	(2,638,684)

Net Increase in Cash and Cash Equivalents	578	43,980	(21,059)
Cash and Cash Equivalents at Beginning of Period	—	578	44,558

Cash and Cash Equivalents at End of Period	$578	$44,558	$23,499

Supplemental Disclosure of Cash Flow Information:
Cash Payments:
Interest	$4,270	$8,506	$885
Income taxes (refunds)	(7,749)	63,623	69,856

See Notes to Texas Genco Holdings, Inc.'s consolidated financial statements.

TEXAS GENCO HOLDINGS, INC.

STATEMENTS OF CONSOLIDATED CAPITALIZATION AND SHAREHOLDERS' EQUITY

(Thousands of Dollars)

	Capital Stock	Treasury Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Retained Earnings (Deficit)	Total Shareholders' Equity	Capitalization	Total Capitalization and Shareholders' Equity
Balance as of December 31, 2001	$—	$—	$—	$—	$—	$—	$2,624,016	$2,624,016
Net loss(1)	—	—	—	—	(54,460)	(54,460)	(38,483)	(92,943)
Net transfers from parent	80	—	2,878,423	—	—	2,878,503	(2,585,533)	292,970

Balance as of December 31, 2002	80	—	2,878,423	—	(54,460)	2,824,043	—	2,824,043
Net income	—	—	—	—	250,176	250,176	—	250,176
Common stock dividends — $1.00 Per share	—	—	—	—	(80,000)	(80,000)	—	(80,000)
Net transfers from parent	—	—	38,942	—	—	38,942	—	38,942

Balance as of December 31, 2003	80	—	2,917,365	—	115,716	3,033,161	—	3,033,161
Net loss	—	—	—	—	(99,118)	(99,118)	—	(99,118)
Common stock dividends — $1.00 Per share	—	—	—	—	(80,000)	(80,000)	—	(80,000)
Purchase of treasury shares	—	(716,081)	—	—	—	(716,081)	—	(716,081)
Dividend to CenterPoint Energy	—	—	(2,231,000)	—	—	(2,231,000)	—	(2,231,000)
Transfer of tax liability on sale of fossil generation assets to CenterPoint Energy	—	—	556,856	—	—	556,856	—	556,856
Minimum benefit liability adjustment	—	—	—	(3,573)	—	(3,573)	—	(3,573)
Net benefit transfers(2)	—	—	(6,902)	—	—	(6,902)	—	(6,902)
Other	—	—	174	—	—	174	—	174

Balance as of December 31, 2004	$80	$(716,081)	$1,236,493	$(3,573)	$(63,402)	$453,517	$—	$453,517

(1)
Beginning January 1, 2002, Reliant Energy's electric generation business was segregated in an unincorporated division from its other electric utility operations as a separate reporting business segment. In June 1999, the Texas legislature enacted a law that substantially amended the regulatory structure governing electric utilities in Texas in order to encourage retail electric competition (the Texas electric restructuring law). Under the Texas electric restructuring law, Texas Genco Holdings, Inc and other power generators in Texas ceased to be subject to traditional cost-based regulation on January 1, 2002. Since that date, Texas Genco Holdings, Inc. has been selling generation capacity, energy and ancillary services to wholesale purchasers at prices determined by the market. Accordingly, for 2002, net loss reflects revenue received from market-based power sales. Retained deficit at December 31, 2002 reflects Texas Genco Holdings, Inc.'s net loss since August 31, 2002, the date of the restructuring as discussed in Note 1. Texas Genco Holdings, Inc.'s net loss prior to the restructuring is reflected as a component of capitalization.

(2)
Effective September 1, 2004, Texas Genco Holdings, Inc. established a stand-alone pension plan for substantially all employees of Texas Genco Holdings, Inc. As of the establishment of the new plan, Texas Genco Holdings, Inc. received its allocation of net pension obligations from CenterPoint Energy of approximately $30 million, after-tax. Additionally, postretirement benefit obligations were adjusted to reflect the transfer of plan assets and certain postretirement benefit obligations to CenterPoint Energy as of December 15, 2004 in connection with the sale of the fossil generation assets. As a result of these transfers, Texas Genco Holdings, Inc.'s postretirement benefit obligations decreased by approximately $23 million, after-tax.

(3)
Prior to the completion of the Initial Disposition, Texas Genco Holdings, Inc. repurchased 15.2 million shares of its common stock.

See Notes to Texas Genco Holdings, Inc.'s consolidated financial statements.

TEXAS GENCO HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)    Background and Basis of Presentation

          Background.    In June 1999, the Texas legislature enacted an electric restructuring law which substantially amended the regulatory structure governing electric utilities in Texas in order to encourage retail electric competition. In December 2001, the shareholders of Reliant Energy, Incorporated (Reliant Energy) approved a restructuring proposal that was submitted in response to the Texas electric restructuring law and pursuant to which Reliant Energy would, among other things, (1) convey its Texas electric generation assets to an affiliated company, (2) become an indirect, wholly owned subsidiary of a new public utility holding company, CenterPoint Energy, Inc. (CenterPoint Energy), (3) be converted into a Texas limited liability company named CenterPoint Energy Houston Electric, LLC (CenterPoint Houston) and (4) distribute the capital stock of its operating subsidiaries to CenterPoint Energy. Texas Genco Holdings, Inc. represents the portfolio of generating facilities owned by the unincorporated electric utility division of Reliant Energy during the periods presented by these financial statements.

          On August 24, 2001, Reliant Energy incorporated Texas Genco Holdings, Inc., a Texas corporation, as a wholly owned subsidiary. In February 2002, Texas Genco Holdings, Inc. issued 1,000 shares of its $1.00 par value common stock to Reliant Energy in exchange for $1,000. In February 2002, Reliant Energy made a capital contribution of $3,000 to Texas Genco Holdings, Inc. During the period ended June 30, 2002, Reliant Energy made a capital contribution of $14,000 to Texas Genco Holdings, Inc. for payment of general and administrative expenses associated with maintaining its corporate structure. Texas Genco Holdings, Inc. did not conduct any activities other than those mentioned above through August 31, 2002.

          Effective August 31, 2002, Reliant Energy completed the restructuring described above. As a result, on that date Reliant Energy conveyed all of its electric generating facilities to Texas Genco Holdings, Inc., which was accounted for as a business combination of entities under common control. Texas Genco Holdings, Inc. subsequently became an indirect wholly owned subsidiary of CenterPoint Energy. CenterPoint Energy is subject to regulation by the Securities and Exchange Commission (SEC) as a "registered holding company" under the Public Utility Holding Company Act of 1935, as amended (1935 Act). As used herein, CenterPoint Energy also refers to the former Reliant Energy for dates prior to the restructuring. In October 2003, the Federal Energy Regulatory Commission (FERC) granted exempt wholesale generator status to Texas Genco, LP (Genco LP), Texas Genco Holdings, Inc.'s wholly owned subsidiary that owns and operates its electric generating plants. As a result, Texas Genco Holdings, Inc. is exempt from substantially all provisions of the 1935 Act as long as it remains an exempt wholesale generator.

          As of January 1, 2002, CenterPoint Energy's electric utility unbundled its businesses in order to separate its power generation, transmission and distribution, and retail electric businesses into separate units. Under the Texas electric restructuring law, as of January 1, 2002, Texas Genco Holdings, Inc. ceased to be subject to traditional cost-based regulation. Since that date, Texas Genco Holdings, Inc. has been selling generation capacity, energy and ancillary services to wholesale purchasers at prices determined by the market. To facilitate a competitive market, each power generation company affiliated with a transmission and distribution utility is required to sell at auction firm entitlements to 15% of the output of its installed generating capacity on a forward basis for varying terms of up to two years (state-mandated auctions). Texas Genco Holdings, Inc.'s first state-mandated auction was held in September 2001 for power delivered beginning January 1, 2002. This obligation continues until January 1, 2007 unless before that date the Public Utility

Commission of Texas (Texas Utility Commission) determines that at least 40% of the quantity of electric power consumed in 2000 by residential and small commercial customers in CenterPoint Houston's service area is being served by retail electric providers not affiliated with CenterPoint Energy. Reliant Energy, Inc., formerly known as Reliant Resources, Inc. (RRI), is deemed to be an affiliate of CenterPoint Energy for purposes of this test.

          On January 6, 2003, CenterPoint Energy distributed approximately 19% of the 80 million shares of Texas Genco Holdings, Inc.'s common stock that were then outstanding to CenterPoint Energy's shareholders.

          Sale of Texas Genco Holdings, Inc.    In July 2004, Texas Genco Holdings, Inc. entered into a definitive transaction agreement pursuant to which it agreed to be acquired in a multistep transaction by Texas Genco LLC (previously named GC Power Acquisition, LLC), a newly formed entity owned in equal parts by affiliates of The Blackstone Group, Hellman & Friedman LLC, Kohlberg Kravis Roberts & Co. L.P. and Texas Pacific Group. On December 15, 2004, prior to the closing of the Initial Disposition, Texas Genco Holdings, Inc. repurchased 15,235,750 shares of its common stock held by minority shareholders for $716 million. As of December 31, 2004, $390 million remained payable to former shareholders in connection with the repurchase described above. Texas Genco Holdings, Inc. had restricted investments to satisfy these obligations. On December 15, 2004, Texas Genco Holdings, Inc. completed the sale of its fossil generation assets (coal, lignite and natural gas-fired plants) to Texas Genco LLC for $2.813 billion in cash (Initial Disposition). Following the Initial Disposition, Texas Genco Holdings, Inc. distributed $2.231 billion in cash to CenterPoint Energy. The New York Stock Exchange was instructed to delist Texas Genco Holdings, Inc.'s shares on December 14, 2004 and the stock ceased to trade on December 15, 2004. Following the Initial Disposition on December 15, 2004, Texas Genco Holdings, Inc.'s principal remaining asset was its undivided 30.8% ownership interest in a nuclear generating facility. The final step of the transaction, the merger of Texas Genco Holdings, Inc. with a subsidiary of Texas Genco LLC in exchange for an additional cash payment of $700 million, was completed on April 13, 2005 (Nuclear Disposition), following receipt of approval from the Nuclear Regulatory Commission (NRC). In the third quarter of 2004, Texas Genco Holdings, Inc. recorded an after-tax impairment of approximately $426 million related to the write-down of coal, lignite and natural gas-fired generation assets in connection with the Initial Disposition. In accordance with Statement of Financial Accounting Standards (SFAS) No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets," Texas Genco Holdings, Inc. ceased depreciation on its coal, lignite and natural gas-fired generation plants at the time these assets were considered "held for sale." This resulted in a decrease in depreciation expense of $69 million for 2004 as compared to 2003.

          Basis of Presentation.    The consolidated financial statements include the operations of Texas Genco Holdings, Inc. and its subsidiaries, which manage and operate Texas Genco Holdings, Inc.'s electric generation operations. Beginning January 1, 2002, CenterPoint Energy's generation business was segregated from CenterPoint Energy's electric utility as a separate reporting business segment and began selling electricity in the Electricity Reliability Council of Texas (ERCOT) market at prices determined by the market. Accordingly, beginning in 2002, net income (loss) reflects the results of market prices for power. Included in operations for 2002, 2003 and 2004 are allocations from CenterPoint Energy for corporate services that included accounting, finance, investor relations, planning, legal, communications, governmental and regulatory affairs and human resources, as well as information technology services and other previously shared services such as corporate security, facilities management, accounts receivable, accounts payable and payroll, office support services and purchasing and logistics.

          Certain information in these consolidated financial statements as of December 31, 2002 and for the year ended December 31, 2002 relating to the results of operations and financial condition was derived from the historical financial statements of CenterPoint Energy which have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). Various allocation methodologies were employed during these periods to separate the results of operations and financial condition of the generation-related portion of CenterPoint Energy's business from CenterPoint Energy's historical financial statements. Interest expense in 2002 through August 31, 2002 was allocated based upon the remaining electric utility debt not specifically identified with Reliant Energy's transmission and distribution utility upon deregulation. Effective with the restructuring of Reliant Energy, no long-term debt was assumed by Texas Genco Holdings, Inc. and interest was incurred on borrowings from CenterPoint Energy. These methodologies reflect the impact of deregulation on Texas Genco Holdings, Inc.'s assets and liabilities as of June 30, 1999.

          Management believes these allocation methodologies are reasonable. Had Texas Genco Holdings, Inc. actually existed as a separate company, its results could have significantly differed from those presented herein. In addition, future results of operations, financial position and net cash flows are expected to materially differ from the historical results presented.

(2)    Purchase of Additional South Texas Project Interest

          In September 2004, Genco LP signed an agreement to purchase a portion of AEP Texas Central Company's (AEP) undivided 25.2% interest in the South Texas Project Electric Generating Station (STP) for approximately $174 million. Once the purchase is complete, Genco LP will own an additional undivided 13.2% interest in STP for a total of 44%, or approximately 1,100 MW. This purchase agreement was entered into pursuant to Genco LP's right of first refusal to purchase this interest when AEP announced its agreement to sell this interest to a third-party. In addition to AEP's ownership interest and Genco LP's current 30.8% ownership, the 2,500 MW nuclear plant is currently 28%-owned by City Public Service of San Antonio (CPS) and 16%-owned by Austin Energy. CPS is expected to purchase AEP's remaining undivided 12% ownership interest under its right of first refusal. The sale is subject to certain regulatory approvals, including action by the NRC, the FERC, and the SEC. Texas Genco Holdings, Inc. expects to fund the purchase of its share of AEP's interest, including reimbursements of draws under letters of credit, with existing cash balances that have been provided to cash collateralize the letters of credit as described below and, if necessary, cash expected to be generated through operations. If CPS were to default and fail to purchase the undivided 12% interest it has agreed to acquire, Texas Genco Holdings, Inc. would purchase AEP's entire 25.2% interest in STP, in which case Texas Genco Holdings, Inc. would need approximately $158 million of additional cash.

          In December 2004, prior to the consummation of the Initial Disposition, the $250 million revolving credit facility of Genco LP was terminated and the then outstanding letters of credit aggregating $182 million issued under the facility in favor of AEP relating to the right of first refusal were cash collateralized at 105% of their face amount. In connection with the termination of the $250 million revolving credit facility, liens on Texas Genco Holdings, Inc.'s real and tangible properties pursuant to the Mortgage (described in Note 3 below) were released.

(3)    Summary of Significant Accounting Policies

  (a)    Use of Estimates

          The process of preparing financial statements in conformity with GAAP requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Also, such estimates relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts. In addition to these estimates, see Note 1 (Background and Basis of Presentation) for a discussion of the estimates used and methodologies employed to derive Texas Genco Holdings, Inc.'s historical financial statements.

  (b)    Inventory

          Inventory consists principally of materials and supplies, coal and lignite, natural gas and fuel oil. Inventories used in the production of electricity are valued at the lower of average cost or market except for coal and lignite, which are valued under the last-in, first-out method. Below is a detail of inventory (in thousands):

	December 31,
	2003	2004
Materials and supplies	$92,409	$27,322
Coal and lignite	49,835	—
Natural gas	21,340	—
Fuel oil	6,108	—

Total inventory	$169,692	$27,322

  (c)    Property, Plant and Equipment

          Property, plant and equipment are recorded at historical cost. Repair and maintenance costs are charged to the appropriate expense accounts as incurred. Property, plant and equipment includes the following (in thousands):

		December 31,
	Estimated Useful Lives
		2003	2004
	(Years)
Natural gas-fired generation facilities	30—60	$2,277,591	$—
Coal and lignite-fired generation facilities	50	3,934,683	—
Nuclear generation facilities	40	2,635,999	2,702,424
Nuclear fuel		356,037	368,505
Other	5—50	630,594	—

Total		9,834,904	3,070,929
Accumulated depreciation and amortization		(5,709,309)	(2,596,702)

Total property, plant and equipment, net		$4,125,595	$474,227

          As further discussed in Note 1, on December 15, 2004, Texas Genco Holdings, Inc. sold its fossil generation assets with a net book value (as of December 31, 2003) of $3.7 billion to Texas Genco LLC.

          Prior to the restructuring described in Note 1 (Background and Basis of Presentation), substantially all of Texas Genco Holdings, Inc.'s physical assets used in the conduct of the business and operations of electric generation were subject to liens securing CenterPoint Energy's First Mortgage Bonds. In connection with the restructuring, these assets were released from the liens. All of Texas Genco Holdings, Inc.'s real and tangible properties, subject to certain exclusions, were subject to the lien of a First Mortgage Indenture (the Mortgage) dated December 23, 2003 between JPMorgan Chase Bank, as trustee, and Texas Genco Holdings, Inc.'s wholly owned subsidiary, Genco LP. As of December 31, 2003, Genco LP had issued $75 million aggregate principal amount of first mortgage bonds under the Mortgage to secure obligations under Texas Genco Holdings, Inc.'s $75 million 364-day revolving credit facility. In September 2004, Genco LP amended its $75 million senior secured revolving credit facility to increase the facility to $250 million. See Note 2 above for further discussion of the termination of the $250 million revolving credit facility.

          For further information regarding removal costs previously recorded as a component of accumulated depreciation, see Note 3(j).

  (d)    Depreciation and Amortization

          Depreciation is computed using the straight-line method based on economic lives. Depreciation and amortization expense for 2002, 2003 and 2004 was $157 million, $159 million and $89 million, respectively.

  (e)    Capitalized Interest

          Capitalized interest is reflected as a reduction to interest expense in the Statements of Consolidated Operations. Texas Genco Holdings, Inc. capitalized interest of $7 million, $9 million and $9 million, respectively for 2002, 2003 and 2004.

  (f)    Long-lived Assets and Intangibles

          Texas Genco Holdings, Inc. periodically evaluates long-lived assets when events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. The determination of whether an impairment has occurred is based on an estimate of undiscounted cash flows attributable to the assets, as compared to the carrying value of the assets. An impairment analysis of generating facilities requires estimates of possible future market prices, load growth, competition and many other factors over the lives of the facilities. A resulting impairment loss is highly dependent on these underlying assumptions. No impairment was recorded in 2002 or 2003. In the third quarter of 2004, Texas Genco Holdings, Inc. recorded an after-tax impairment of approximately $426 million related to the write-down of coal, lignite and natural gas-fired generation assets in connection with the Initial Disposition.

  (g)    Revenue Recognition

          Texas Genco Holdings, Inc. has two primary components of revenue: (1) capacity payments, which entitles the owner to power, and (2) energy payments, which are intended to cover the costs of fuel for the actual electricity produced. Capacity payments are billed and collected one month prior to actual energy deliveries and are recorded as deferred revenue until the month of actual energy delivery. At that point, the deferred revenue is reversed, and both capacity and energy payment revenues are recognized. Fuel costs and purchased power are costs incurred to support sales of energy in the state-mandated auctions and contractually-mandated auctions required by the Texas Utility Commission, and the corresponding revenues are recorded as energy revenues.

  (h)    Income Taxes

          Prior to the Nuclear Disposition, Texas Genco Holdings, Inc. was included in the consolidated income tax returns of CenterPoint Energy. Texas Genco Holdings, Inc. calculated its income tax provision on a separate return basis under a tax sharing agreement with CenterPoint Energy. Texas Genco Holdings, Inc. used the liability method of accounting for deferred income taxes and measured deferred income taxes for all significant income tax temporary differences. Investment tax credits were deferred and were amortized over the estimated lives of the related property. Current federal and state income taxes payable were payable to or receivable from CenterPoint Energy.

  (i)    Statement of Consolidated Cash Flows

          For purposes of reporting cash flows, Texas Genco Holdings, Inc. considers cash equivalents to be short-term, highly liquid investments readily convertible to cash.

  (j)    New Accounting Pronouncements

          Effective January 1, 2003, Texas Genco Holdings, Inc. adopted SFAS No. 143, "Accounting for Asset Retirement Obligations" (SFAS No. 143). SFAS No. 143 requires the fair value of an asset retirement obligation to be recognized as a liability is incurred and capitalized as part of the cost of the related tangible long-lived assets. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Retirement obligations associated with long-lived assets included within the scope of SFAS No. 143 are those for which a legal obligation exists under enacted laws, statutes and written or oral contracts, including obligations arising under the doctrine of promissory estoppel.

          Texas Genco Holdings, Inc. has identified retirement obligations for nuclear decommissioning at STP and for lignite mine operations which supply the Limestone electric generation facility. Prior to adoption of SFAS No. 143, Texas Genco Holdings, Inc. had recorded liabilities for nuclear decommissioning and the reclamation of the lignite mine. Liabilities were recorded for estimated decommissioning obligations of $140 million and $40 million for reclamation of the lignite at December 31, 2002. Upon adoption of SFAS No. 143 on January 1, 2003, Texas Genco Holdings, Inc. reversed the $140 million previously accrued for the nuclear decommissioning of STP and recorded a plant asset of $99 million offset by accumulated depreciation of $36 million as well as a retirement obligation of $187 million. The $16 million difference between amounts previously recorded and the amounts recorded upon adoption of SFAS No. 143 is being deferred as a liability as the recovery of nuclear decommissioning costs continues to be regulated by the Texas Utility Commission. Accordingly, any difference between assets and liabilities associated with nuclear decommissioning are recorded as a receivable or liability as such amount will be funded by or returned to customers of CenterPoint Houston or its successor. Texas Genco Holdings, Inc. also reversed the $40 million it had previously recorded for the mine reclamation and recorded a plant asset of $1 million as well as a retirement obligation of $4 million. The $37 million difference between amounts previously recorded and the amounts recorded upon adoption of SFAS No. 143 was recorded as a cumulative effect of accounting change in 2003. Texas Genco Holdings, Inc. has also identified other asset retirement obligations that cannot be estimated because the assets associated with the retirement obligations have an indeterminate life.

          The following represents the balances of the asset retirement obligation as of January 1, 2004 and the additions and accretion of the asset retirement obligation for the year ended December 31, 2004:

	Balance, January 1, 2004	Liabilities Incurred	Liabilities Settled	Accretion	Cash Flow Revisions	Other(1)	Balance, December 31, 2004
	(In millions)
Nuclear decommissioning	$188	$—	$—	$18	$27	$—	$233
Lignite mine	6	—	—	—	—	(6)	—

	$194	—	—	$18	$27	$(6)	$233

(1)
Transferred in connection with the Initial Disposition on December 15, 2004.

          The following represents the pro-forma effect on Texas Genco Holdings, Inc.'s net income for the year ended December 31, 2002, as if Texas Genco Holdings, Inc. had adopted SFAS No. 143 as of January 1, 2002 (in millions):

Year Ended December 31, 2002
Net loss as reported	$(93)
Pro-forma net loss	(86)

          The following represents Texas Genco Holdings, Inc.'s asset retirement obligations on a pro-forma basis as if it had adopted SFAS No. 143 as of December 31, 2002:

	As Reported	Pro-forma
	(In millions)
Nuclear decommissioning	$140	$187
Lignite mine	40	4

Total	$180	$191

          Texas Genco Holdings, Inc. had previously recognized removal costs as a component of depreciation expense. As of December 31, 2002, these removal costs of $115 million were reclassified from accumulated depreciation to other long-term liabilities in the Consolidated Balance Sheets. Upon adoption of SFAS No. 143, Texas Genco Holdings, Inc. reversed $115 million of previously recognized removal costs as a cumulative effect of accounting change. The total cumulative effect recognized upon adoption of SFAS No. 143 was $99 million after-tax ($152 million pre-tax).

          In January 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. (FIN) 46 "Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51" (FIN 46). FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. On December 24, 2003, the FASB issued a revision to FIN 46 (FIN 46-R). For special-purpose entities (SPE's) created before February 1, 2003, Texas Genco Holdings, Inc. applied the provisions of FIN 46 or FIN 46-R as of December 31, 2003. The revised FIN 46-R is effective for all other entities for financial periods ending after March 15, 2004. Texas Genco Holdings, Inc. evaluated two purchase power contracts with qualifying facilities as defined in the Public Utility Regulatory Policies Act of 1978 and concluded that it was not required to consolidate the entities that own the qualifying facilities.

          In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" (SFAS No. 149). SFAS No. 149 has added additional criteria, which were effective on July 1, 2003, for new, acquired, or newly modified forward contracts. Texas Genco Holdings, Inc. engages in forward contracts for the sale of power. The majority of these forward contracts are entered into either through state-mandated auctions or auctions mandated by an agreement with RRI. All of Texas Genco Holdings, Inc.'s contracts resulting from these auctions specify the product types, the plant or group of plants from which the auctioned products are derived, the delivery location and specific delivery requirements, and pricing for each of the products. Texas Genco Holdings, Inc. has applied the criteria from current accounting literature, including SFAS No. 133 Implementation Issue No. C-15 — "Scope Exceptions: Normal Purchases and Normal Sales Exception for Option-Type Contracts and Forward Contracts in Electricity", to both the state-mandated auctions and the contractually-mandated auction contracts and believes they meet the definition of capacity contracts. Accordingly, Texas Genco Holdings, Inc. considers these contracts normal sales contracts rather than derivatives. Texas Genco Holdings, Inc. has evaluated its forward commodity contracts under the new requirements of SFAS No. 149. The adoption of SFAS No. 149 did not change previous accounting conclusions relating to forward power sales contracts entered into in connection with the state-mandated auctions or contractually-mandated auctions, and did not have a material effect on Texas Genco Holdings, Inc.'s consolidated financial statements.

          On May 19, 2004, the FASB issued a FASB Staff Position (FSP) addressing the appropriate accounting and disclosure requirements for companies that sponsor a postretirement health care plan that provides prescription drug benefits. The new guidance from the FASB was deemed necessary as a result of the 2003 Medicare prescription law which includes a federal subsidy for qualifying companies. FSP 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (FSP 106-2)," requires that the effects of the federal subsidy be considered an actuarial gain and treated like similar gains and losses and requires certain disclosures for employers that sponsor postretirement health care plans that provide prescription drug benefits. The FASB's related existing guidance, FSP 106-1, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003," was superseded upon the effective date of FSP 106-2. Texas Genco Holdings, Inc. adopted FSP 106-2 prospectively in July 2004 with no material effect on its results of operations, financial condition or cash flows.

(4)    Jointly Owned Electric Utility Plant

          Texas Genco Holdings, Inc. owns an undivided 30.8% interest in the South Texas Project, which consists of two 1,250 MW nuclear generating units, and bears a corresponding 30.8% share of capital and operating costs associated with the project. The South Texas Project is owned as a tenancy in common among Texas Genco Holdings, Inc. and three other co-owners, with each owner retaining its undivided ownership interest in the two nuclear-fueled generating units and the electrical output from those units. Texas Genco Holdings, Inc. is severally liable, but not jointly liable, for the expenses and liabilities of the South Texas Project. CenterPoint Energy and the other three co-owners organized STP Nuclear Operating Company, a Texas not-for-profit corporation (STPNOC), to operate and maintain the South Texas Project. STPNOC is managed by a board of directors comprised of one director appointed by each of the four owners, along with the chief executive officer of STPNOC. Texas Genco Holdings, Inc.'s share of direct expenses of the South Texas Project is included in the corresponding operating expense categories in the accompanying financial statements. As of December 31, 2003 and 2004, Texas Genco Holdings, Inc.'s total utility plant in service for the South Texas Project was $431 million and $436 million, respectively (net of $2.2 billion and $2.3 billion accumulated depreciation, respectively, which includes an impairment loss recorded in 1999 of $745 million). As of December 31, 2003 and 2004, Texas Genco Holdings, Inc.'s investment in nuclear fuel was $40 million (net of $316 million amortization) and $34 million (net of $334 million amortization), respectively.

(5)    Related Party Transactions and Major Customers

          As of December 31, 2003 and 2004, Texas Genco Holdings, Inc. had no short-term or long-term borrowings from CenterPoint Energy and its subsidiaries, which were affiliates prior to the Nuclear Disposition. In addition, through August 31, 2002, $25 million of interest expense was allocated to Texas Genco Holdings, Inc. related to the remaining electric utility debt not specifically identified with CenterPoint Energy's transmission and distribution utility upon deregulation. Interest expense associated with the borrowings during 2003 was $7 million.

          As of December 31, 2003 and 2004, Texas Genco Holdings, Inc. had net accounts payable to CenterPoint Energy and its subsidiaries of $8 million and $5 million, respectively.

          During 2002, 2003 and 2004, the sales and services by Texas Genco Holdings, Inc. to RRI and its subsidiaries totaled $1 billion, $1.4 billion and $1.3 billion, respectively. During 2002, 2003 and 2004, sales and services by Texas Genco Holdings, Inc. to CenterPoint Energy and its affiliates totaled $53 million, $-0- and $-0-, respectively.

          During 2002, 2003 and 2004, the sales and services by Texas Genco Holdings, Inc. to a major customer other than RRI totaled $226 million, $205 million and $361 million, respectively.

          During 2002, 2003 and 2004, purchases of natural gas by Texas Genco Holdings, Inc. from CenterPoint Energy and its affiliates were $41 million, $29 million and $20 million, respectively.

          CenterPoint Energy provides some corporate services to Texas Genco Holdings, Inc. The costs of services have been directly charged to Texas Genco Holdings, Inc. using methods that management believes are reasonable. These methods include negotiated usage rates, dedicated asset assignment, and proportionate corporate formulas based on assets, operating expenses and employees. These charges are not necessarily indicative of what would have been incurred had Texas Genco Holdings, Inc. not been an affiliate. Amounts charged to Texas Genco Holdings, Inc. for these services were $47 million, $32 million and $29 million in 2002, 2003 and 2004, respectively, and are included primarily in operation and maintenance expenses.

          Back-to-Back Power Purchase Agreement.    At the time of the Initial Disposition, Genco LP entered into a power purchase agreement with Texas Genco II, LP, a subsidiary of Texas Genco LLC. Under the power purchase agreement, Genco LP will sell through December 31, 2008 the portion of its share of the power from the South Texas Project equal to its forward sales obligations relating to the South ERCOT Zone transferred to Texas Genco II, LP in connection with the sale of the fossil generation assets, which will be a substantial portion of its total share of the power from the South Texas Project but less in 2008 than in the prior years. This power will be sold on a unit-contingent basis, meaning that Texas Genco Holdings, Inc.'s subsidiary will be excused from its obligations to deliver this power to the extent the power is unavailable as a result of a derating or forced outage at the South Texas Project or certain other specified causes. Texas Genco II, LP will also purchase Texas Genco Holdings, Inc.'s excess power on a non-firm basis and sell it to third parties on a non-firm and short-term firm basis. For these services, Texas Genco Holdings, Inc. will pay Texas Genco II, LP a monthly fee.

          During the period from the closing of the Initial Disposition until the closing of the Nuclear Disposition, the pricing for this power was at the weighted-average price achieved by Texas Genco II, LP on its forward sales in the South ERCOT Zone. After that period, the pricing for this power is at 90% of such weighted-average price.

(6)    Commitments and Contingencies

          When CenterPoint Energy transferred its electric generating assets and business to Texas Genco Holdings, Inc., that entity also assumed the rights and liabilities associated with that business and the assets transferred, including responsibilities for the litigation and other matters described below. As the current owner of that business and the related assets and liabilities, Texas Genco LLC has succeeded to those rights and obligations, except as modified in the sale agreement, in which CenterPoint Energy agreed to retain responsibility to defend litigation (primarily related to asbestos claims) to the extent, and only to the extent, the asserted claims are covered by certain insurance in effect at the time of the sale, subject to reimbursement of the cost of such defense by Texas Genco LLC.

          Fuel and Fuel Transport and Purchased Power Commitments.    Fuel commitments include several long-term coal, lignite and natural gas contracts, which have various quantity requirements and durations that are not classified as non-trading derivative assets and liabilities in Texas Genco Holdings, Inc.'s consolidated balance sheet, as these contracts meet the SFAS No. 133 exception to be classified as normal purchases contracts or do not meet the definition of a derivative. These agreements were transferred to Texas Genco LLC in connection with the Initial Disposition. Purchase commitments related to purchased power are not material to Texas Genco Holdings, Inc.'s operations. As of December 31, 2004, the pricing provisions in some of these contracts were above market.

          Operating Leases.    Total operating lease expense of Texas Genco Holdings, Inc. was $11 million in each of the years ended December 31, 2002, 2003 and 2004. These operating leases were transferred to Texas Genco LLC in connection with the Initial Disposition.

          Clean Air Standards.    The 1999 Texas Electric Choice Law (Texas electric restructuring law) and regulations adopted by the Texas Commission on Environmental Quality (TCEQ) in 2001 require substantial reductions in emission of oxides of nitrogen (NOx) from electric generating units. Texas Genco Holdings, Inc. has installed cost-effective controls at its generating plants to comply with these requirements. From January 1, 2000 through December 31, 2004, Texas Genco Holdings, Inc. invested approximately $700 million for NOx emission control.

          Lignite Mine Reclamation.    Texas Genco Holdings, Inc. obtains lignite for its Limestone facility under an amended long-term contract with the owner/operator of the mine, Texas Westmoreland Coal Company ("TWCC") which contract was entered into in April 1999. Pursuant to the contract, TWCC is responsible for performing ongoing reclamation activities at the mine until all lignite reserves have been produced. When production is completed at the mine, Texas Genco Holdings, Inc. is responsible for final mine reclamation obligations. The Railroad Commission of Texas has imposed a bond obligation of approximately $70 million on TWCC for the reclamation of the lignite mine. Final reclamation activity is expected to commence in 2015. Pursuant to the contract with TWCC, an affiliate of CenterPoint Energy, Inc. has guaranteed $50 million of this obligation until 2010. The remaining sum of approximately $20 million has been bonded by TWCC. Under the terms of its contract with TWCC Texas Genco Holdings, Inc. is required to post a corporate guarantee of TWCC's reclamation bond when CenterPoint's obligation lapses. As of December 31, 2004 Texas Genco Holdings, Inc. had accrued $6.2 million related to the mine reclamation obligation.

          Litigation.    Although Genco LP or Texas Genco Holdings, Inc. are the named defendants in the matters described below, Texas Genco LLC is responsible for paying any damage awards in as much as the lawsuits relate to facilities that were transferred to Texas Genco LLC in the Initial Disposition.

          Asbestos.    Texas Genco Holdings, Inc. has been named, along with numerous others, as a defendant in several lawsuits filed by a large number of individuals who claim injury due to exposure to asbestos while working at sites along the Texas Gulf Coast. Most of these claimants have been workers who participated in construction, renovation or repair of various industrial facilities, including power plants, and some of the claimants have worked at locations owned by Texas Genco Holdings, Inc. As of December 31, 2004, there were 4,926 claims pending against Texas Genco Holdings, Inc. For the year ended December 31, 2004, there were 477 claims filed against Texas Genco Holdings, Inc., 78 claims settled, 1350 claims dismissed or otherwise resolved with no payment and the average settlement amount for each claim was approximately $19,400. Under the terms of the separation agreement between Texas Genco Holdings, Inc. and CenterPoint Energy, ultimate financial responsibility for uninsured losses relating to such claims has been assumed by Texas Genco Holdings, Inc., and under the terms of CenterPoint Energy's agreement to sell Texas Genco Holdings, Inc. to Texas Genco LLC, CenterPoint Energy has agreed to continue to defend such claims to the extent they are covered by insurance maintained by CenterPoint Energy, subject to reimbursement of the costs of such defense from Texas Genco LLC. Texas Genco Holdings, Inc. anticipates that additional claims like those received may be asserted in the future and intends to continue vigorously contesting claims which it does not consider to have merit.

          Texas Antitrust Actions.    In July 2003, Texas Commercial Energy filed in federal court in Corpus Christi, Texas a lawsuit against Reliant Energy, CenterPoint Energy and CenterPoint Houston, as successors to Reliant Energy, Genco LP, RRI, Reliant Electric Solutions, LLC, several other RRI subsidiaries and a number of other participants in the ERCOT power market. The plaintiff, a retail electricity provider in the Texas market served by ERCOT, alleged that the defendants conspired to illegally fix and artificially increase the price of electricity in violation of state and federal antitrust laws and committed fraud and negligent misrepresentation. The lawsuit sought damages in excess of $500 million, exemplary damages, treble damages, interest, costs of suit and attorneys' fees. The plaintiff's principal allegations had previously been investigated by the Texas Utility Commission and found to be without merit. In June 2004, the federal court dismissed the plaintiff's claims and in July 2004, the plaintiff filed a notice of appeal. Texas Genco Holdings, Inc. is contesting the appeal.

          In February 2005, Utility Choice Electric filed in federal court in Houston, Texas a lawsuit against the CenterPoint Energy, CenterPoint Energy Houston, CenterPoint Energy Gas Services, Inc., CenterPoint Energy Alternative Fuels, Inc., Genco LP and a number of other participants in the ERCOT power market. The plaintiff, a retail electricity provider with the ERCOT market, alleged that defendants conspired to illegally fix and artificially increase the price of electricity in violation of state and federal antitrust laws, intentionally interfered with prospective business relationships and contracts, and committed fraud and negligent misrepresentation. The plaintiff's principal allegations had previously been investigated by the Texas Utility Commission and found to be without merit. Texas Genco Holdings, Inc. intends to vigorously defend the case. The ultimate outcome of this matter cannot be predicted at this time.

          Nuclear Insurance.    Texas Genco Holdings, Inc. and the other owners of STP maintain nuclear property and nuclear liability insurance coverage as required by law and periodically review available limits and coverage for additional protection. The owners of STP currently maintain $2.75 billion in property damage insurance coverage, which is above the legally required minimum, but is less than the total amount of insurance currently available for such losses.

          Under the Price-Anderson Act, the maximum liability to the public of owners of nuclear power plants was $10.8 billion as of December 31, 2004. Owners are required under the Price-Anderson Act to insure their liability for nuclear incidents and protective evacuations. Texas Genco Holdings, Inc. and the other owners currently maintain the required nuclear liability insurance and participate in the industry retrospective rating plan under which the owners of STP are subject to maximum retrospective assessments in the aggregate per incident of up to $100.6 million per reactor. The owners are jointly and severally liable at a rate not to exceed $10 million per reactor per year per incident.

          There can be no assurance that all potential losses or liabilities associated with STP will be insurable, or that the amount of insurance will be sufficient to cover them. Any substantial losses not covered by insurance would have a material effect on Texas Genco Holdings, Inc.'s financial condition, results of operations and cash flows.

          Nuclear Decommissioning.    Texas Genco Holdings, Inc. maintains nuclear decommissioning trusts in accordance with the requirements of the NRC and the Texas Utility Commission in order to provide a fund for its share of the ultimate decommissioning of the South Texas Project. CenterPoint Houston, as collection agent for the nuclear decommissioning charge assessed on its transmission and distribution customers, deposits amounts collected into that decommissioning trust, and under an order of the Texas Utility Commission, Texas Genco Holdings, Inc. and CenterPoint Houston jointly administer the trusts currently. CenterPoint Houston contributed $2.9 million in 2004 to the decommissioning trusts, and Texas Genco Holdings, Inc. expects CenterPoint Houston to contribute $2.9 million in 2005. There are various investment restrictions imposed on Texas Genco Holdings, Inc. by the Texas Utility Commission and NRC relating to Texas Genco Holdings, Inc.'s nuclear decommissioning trusts. Texas Genco Holdings, Inc. and CenterPoint Houston have each appointed two members to the Nuclear Decommissioning Trust Investment Committee which establishes the investment policy of the trusts and oversees the investment of the trusts' assets. The securities held by the trusts for decommissioning costs had an estimated fair value of $216 million as of December 31, 2004, of which approximately 36% were fixed-rate debt securities and the remaining 64% were equity securities. In May 2004, an outside consultant estimated Texas Genco Holdings, Inc.'s portion of decommissioning costs to be approximately $456 million. While the funding levels currently exceed minimum NRC requirements, no assurance can be given that the amounts held in trust will be adequate to cover the actual decommissioning costs of STP. Such costs may vary because of changes in the assumed date of decommissioning and changes in regulatory requirements, technology and costs of labor, materials and equipment. Pursuant to the Texas electric restructuring law, costs associated with nuclear decommissioning that have not been recovered as of January 1, 2002, will continue to be subject to cost-of-service rate regulation and will be charged to transmission and distribution customers of CenterPoint Houston or its successor. Texas Genco Holdings, Inc. and CenterPoint Energy have agreed in the sale agreement to cooperate in seeking to obtain approvals for any modifications to the amounts collected under the decommissioning charge in order to provide required funding to the decommissioning trusts.

          Joint Operating Agreement with City of San Antonio.    Prior to the Initial Disposition, Texas Genco Holdings, Inc. had a joint operating agreement with the City Public Service Board of San Antonio to share savings from the joint dispatching of each party's generating assets. Dispatching the two generating systems jointly results in savings of fuel and related expenses due to a more efficient utilization of each party's lowest cost resources. The two parties shared equally the savings resulting from joint dispatch. The agreement with CPS was transferred in connection with the closing of the Initial Disposition.

          Service Agreement Arrangements.    At the closing of the Initial Disposition, Genco LP entered into a services agreement with Texas Genco II, LP ("Genco II"). Under that agreement, Genco II will provide energy dispatch and coordination services to Genco LP, administer Genco LP's PUC-mandated capacity auctions, market Genco LP's excess capacity and energy to third parties, and assist Genco LP generally in managing its trading business. For those services, Genco LP will pay Genco II a monthly fee at cost.

          Leases.    Pursuant to the terms of the transaction agreement for the sale of Texas Genco Holdings, Inc., CenterPoint Energy entered into leases with Genco LP for certain operating facilities and office space. The rights and obligations of Genco LP under these leases were allocated to Genco II prior to the Initial Disposition.

(7)    Employee Benefit Plans

  (a)    Incentive Compensation Plans

          During 2003, Texas Genco Holdings, Inc. established a long-term incentive compensation plan (LICP) that provides cash-based performance units to key employees of Texas Genco Holdings, Inc. Texas Genco Holdings, Inc.'s compensation cost related to this plan was less than $1 million in both 2003 and 2004.

  (b)    Pension

          For the period January 1 through August 31, 2004, Texas Genco Holdings, Inc.'s employees participated in CenterPoint Energy's pension plan. The benefit accrual was in the form of a cash balance of a specified percentage of annual pay plus accrued interest. CenterPoint Energy's funding policy was to review amounts annually in accordance with applicable regulations in order to achieve adequate funding of projected benefit obligations. Pension expense was allocated to Texas Genco Holdings, Inc. based on covered employees. Assets of the plan were not segregated or restricted by CenterPoint Energy's participating subsidiaries and accrued obligations for Texas Genco Holdings, Inc. employees would have been the obligation of the retirement plan if Texas Genco Holdings, Inc. were to have withdrawn. Texas Genco Holdings, Inc. recognized pension expense of $15 million (including $9 million of non-recurring early retirement expenses) and $17 million for the years ended December 31, 2002 and 2003, respectively.

          However, effective September 1, 2004, Texas Genco Holdings, Inc. established a stand-alone pension plan for substantially all employees of Texas Genco Holdings, Inc. As of the establishment of the new plan, Texas Genco Holdings, Inc received its allocation of net pension obligations from

CenterPoint Energy. The funded status of the plan is as follows as of September 1, 2004 (in millions):

Reconciliation of Funded Status
Projected benefit obligation	$(148)
Plan assets	61

Funded status	(87)
Unrecognized prior service cost	(11)
Unrecognized net loss	51

Net amount recognized	$(47)

Amounts Recognized in Balance Sheet
Benefit obligations	$(68)
Accumulated other comprehensive income	21

Net amount recognized	$(47)

Actuarial Assumptions
Discount rate	6.25%
Expected return on plan assets	9.00%
Rate of increase in compensation levels	4.10%
Additional information
Accumulated benefit obligation	$ 129
Change in minimum liability adjustment included in other comprehensive income	21
Measurement date used to determine plan obligations and assets	December 31, 2003

          During the fourth quarter of 2004, Texas Genco Holdings, Inc. received the results of an actuarial valuation to determine the amount of CenterPoint Energy's pension plan assets to be transferred to the new Texas Genco Holdings, Inc plan under the Employee Income Security Act of 1974. From the actuarial valuation, it was determined that Texas Genco Holdings, Inc.'s share of existing plan assets was $39 million.

          The new pension plan is underfunded. Pension contributions were not required during 2004.

          Since the plan's funded status was not remeasured for accounting purposes, Texas Genco Holdings, Inc.'s net periodic cost was not impacted by the establishment of the stand-alone plan. Net periodic cost for periods prior to September 1, 2004 represents solely Texas Genco Holdings, Inc.'s participation in CenterPoint Energy's pension plan. Texas Genco Holdings, Inc.'s net periodic cost for 2004 was $11 million.

          CenterPoint Energy used the following assumptions to determine net periodic cost relating to pension benefits allocated to Texas Genco Holdings, Inc.:

	2002	2003	2004
Discount rate	7.25%	6.75%	6.25%
Expected return on plan assets	9.50%	9.00%	9.00%
Rate of increase in compensation levels	4.10%	4.10%	4.10%

          Effective December 15, 2004, the pension plan was assumed by Texas Genco LLC in connection with the Initial Disposition.

          In addition to the plan, Texas Genco Holdings, Inc. participates in CenterPoint Energy's non-qualified pension plan, which allows participants to retain the benefits to which they would have been entitled under the non-contributory pension plan except for federally mandated limits on these benefits or on the level of salary on which these benefits may be calculated. The expense associated with the non-qualified pension plan was less than $1 million in each of the years 2002, 2003 and 2004.

  (c)    Savings Plan

          Texas Genco Holdings, Inc. participates in CenterPoint Energy's qualified savings plan, which includes a cash or deferred arrangement under Section 401(k) of the Internal Revenue Code of 1986, as amended. Under the plan, participating employees may contribute a portion of their compensation, on a pre-tax or after-tax basis, generally up to a maximum of 16% of compensation. CenterPoint Energy matches 75% of the first 6% of each employee's compensation contributed. CenterPoint Energy may contribute an additional discretionary match of up to 50% of the first 6% of each employee's compensation contributed. These matching contributions are fully vested at all times. A substantial portion of the matching contribution was initially invested in CenterPoint Energy common stock. CenterPoint Energy allocates to Texas Genco Holdings, Inc. the savings plan benefit expense related to Texas Genco Holdings, Inc.'s employees.

          Savings plan benefit expense was $9 million, $7 million and $6 million for 2002, 2003 and 2004, respectively.

          Effective December 15, 2004 the savings plan was assumed by Texas Genco LLC in connection with the Initial Disposition.

  (d)    Postretirement Benefits

          Texas Genco Holdings, Inc.'s employees participate in CenterPoint Energy's plan which provides certain healthcare and life insurance benefits for retired employees on a contributory and non-contributory basis. Employees become eligible for these benefits if they have met certain age and service requirements at retirement, as defined in the plans. Under plan amendments effective in early 1999, healthcare benefits for future retirees were changed to limit employer contributions for medical coverage. Such benefit costs are accrued over the active service period of employees. Texas Genco Holdings, Inc. funds all of its obligations on a pay-as-you-go basis. Net periodic expense for 2004 included $17 million of non-recurring curtailment costs attributable to the discontinued participation of Texas Genco Holdings, Inc.'s workforce in the plan as active employees.

          The net postretirement benefit cost includes the following components:

	Year Ended December 31,
	2002	2003	2004
	(In millions)
Service cost — benefits earned during the period	$1	$1	$1
Interest cost on projected benefit obligation	3	3	2
Expected return on plan assets	(1)	(2)	(2)
Net amortization	1	2	2
Curtailment	—	—	17
Benefit enhancement	3	—	—

Net postretirement benefit cost	$7	$4	$20

          Texas Genco Holdings, Inc. used the following assumptions to determine net postretirement benefit costs:

	Year Ended December 31,
	2002	2003	2004
Discount rate	7.25%	6.75%	6.25%
Expected return on plan assets	9.5%	9.0%	8.5%

          In determining net periodic benefit costs, Texas Genco Holdings, Inc. uses fair value, as of the beginning of the year, as its basis for determining expected return on plan assets.

          The following table displays the change in the benefit obligation, the fair value of plan assets and amounts included in Texas Genco Holdings, Inc.'s Consolidated Balance Sheets as of December 31, 2003 and 2004 for Texas Genco Holdings, Inc.'s postretirement benefit plans:

	December 31,
	2003	2004
	(In millions)
Change in Benefit Obligation
Accumulated benefit obligation, beginning of year	$41	$44
Service cost	1	1
Interest cost	3	2
Benefits paid	(2)	(4)
Participant contributions	1	—
Plan amendments	(1)	(20)
Transfer to affiliate	—	(23)
Actuarial (gain) loss	1	—

Accumulated benefit obligation, end of year	$44	$—

Change in Plan Assets
Plan assets, beginning of year	$15	$18
Benefits paid	(2)	(4)
Employer contributions	1	1
Participant contributions	1	—
Transfer to affiliate	—	(17)
Actual investment return	3	2

Plan assets, end of year	$18	$—

Reconciliation of Funded Status
Funded status	$(26)	$—
Unrecognized transition obligation	7	—
Unrecognized prior service cost	11	—
Unrecognized actuarial loss	(5)	—

Net amount recognized at end of year	$(13)	$—

Amounts Recognized in Balance Sheets
Benefit obligations	$(13)	$—

Net amount recognized at end of year	$(13)	$—

	December 31,
	2003	2004
Actuarial Assumptions
Discount rate	6.25%	5.75%
Expected long-term rate of return on assets	8.5%	8.00%
Healthcare cost trend rate assumed for the next year	10.50%	9.75%
Rate to which the cost trend rate is assumed to decline (ultimate trend rate)	5.5%	5.5%
Year that the rate reaches the ultimate trend rate	2011	2011
Measurement date used to determine plan obligations and Assets	December 31, 2003	December 31, 2004

          There are no plan assets as of December 31, 2004. Therefore, the following table displays only the weighted average asset allocations as of December 31, 2003 for Texas Genco Holdings, Inc.'s postretirement benefit plan:

December 31, 2003
Domestic equity securities	41%
International equity securities	9
Debt securities	48
Cash	2

Total	100%

          The plan assets were invested in marketable securities for which an active market existed. In accordance with SFAS 87, "Employers' Accounting for Pensions," the fair value at the measurement date for each investment was determined by utilizing the market prices for each investment. The sum of these fair values was reflected as the "Fair value of the assets."

          Texas Genco Holdings, Inc. contributed $1 million to its postretirement benefits plan in 2004. Thereafter, contributions and benefit payment activities are expected to be immaterial.

  (e)    Postemployment Benefits

          Texas Genco Holdings, Inc. participates in CenterPoint Energy's plan which provides postemployment benefits for former or inactive employees, their beneficiaries and covered dependents, after employment but before retirement (primarily healthcare and life insurance benefits for participants in the long-term disability plan). Postemployment benefits costs were less than $1 million for 2002 and totaled $1 million in both 2003 and 2004. Included in "Benefit Obligations" in the accompanying Consolidated Balance Sheet at December 31, 2003 were $1 million of liabilities relating to postemployment benefits.

  (f)    Other Non-Qualified Plans

          Texas Genco Holdings, Inc. participates in CenterPoint Energy's non-qualified deferred compensation plans that provide benefits payable to directors, officers and certain key employees or their designated beneficiaries at specified future dates, upon termination, retirement or death. Benefit payments are made from the general assets of Texas Genco Holdings, Inc. During 2002, 2003 and 2004, benefit expense relating to these programs was less than $1 million in each period. Included in "Benefit Obligations" in the accompanying Consolidated Balance Sheets at December 31, 2003 and 2004 was $4 million and $3 million, respectively, of liabilities relating to the deferred compensation plans.

(8)    Income Taxes

          Texas Genco Holdings, Inc.'s current and deferred components of income tax expense (benefit) were as follows (in millions):

	Year Ended December 31,
	2002	2003	2004
Current
Federal	$(24)	$73	$707
Deferred
Federal	(39)	(2)	(877)

Income tax expense (benefit)	$(63)	$71	$(170)

          A reconciliation of the federal statutory income tax rate to the effective income tax rate is as follows (in millions):

	Year Ended December 31,
	2002	2003	2004
Income (loss) before income taxes	$(156)	$223	$(270)
Federal statutory rate	35%	35%	35%

Income tax expense (benefit) at statutory rate	(55)	78	(94)
Increase (decrease) in tax resulting from:
Write-off of unamortized investment tax credits related to sale of assets	—	—	(64)
Amortization of investment tax credit	(8)	(7)	(7)
Other	—	—	(5)

Total	(8)	(7)	(76)

Income tax expense (benefit)	$(63)	$71	$(170)

Effective rate	40.4%	31.8%	63.0%

          Texas Genco Holdings, Inc.'s tax effects of temporary differences between the carrying amounts of assets and liabilities in the financial statements and their respective tax bases were as follows (in millions):

	December 31,
	2003	2004
Deferred tax assets:
Non-current:
Employee benefits	$11	$1
Environmental reserves	2	—
Other	4	—

Total non-current deferred tax assets	17	1

Deferred tax liabilities:
Non-current:
Depreciation	853	71
Other	9	—

Total non-current deferred tax liabilities	862	71

Accumulated deferred income taxes, net	$845	$70

          Prior to the Nuclear Disposition, Texas Genco Holdings, Inc. was included in the consolidated income tax returns of CenterPoint Energy. CenterPoint Energy's consolidated federal income tax returns have been audited and settled through the 1996 tax year. The 1997 through 2003 consolidated federal income tax returns are currently under audit.

(9)    Subsequent Event

          As further discussed in Note 1, the merger of Texas Genco Holdings, Inc. with a subsidiary of Texas Genco LLC in exchange for an additional cash payment to CenterPoint Energy of $700 million, was completed on April 13, 2005, following receipt of approval from the NRC.

* * * *

TEXAS GENCO HOLDINGS, INC.

STATEMENTS OF CONSOLIDATED INCOME

(Thousands of Dollars)

(Unaudited)

	Three Months Ended March 31,
	2004	2005
Revenues	$439,129	$57,016

Expenses:
Fuel and purchased power expense	194,585	5,201
Operation and maintenance	101,327	25,949
Depreciation and amortization	40,369	4,375
Taxes other than income taxes	12,256	2,884

Total	348,537	38,409

Operating Income	90,592	18,607
Other Income	388	1,080
Interest Expense	(26)	(747)

Income Before Income Taxes	90,954	18,940
Income Tax Expense	(30,062)	(5,703)

Net Income	$60,892	$13,237

Basic and Diluted Earnings Per Share:
Net Income	$0.76	$0.20

Weighted average shares outstanding	80,000	64,764

See Notes to Texas Genco Holdings, Inc.'s Interim Financial Statements

TEXAS GENCO HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS

(Thousands of Dollars)

(Unaudited)

	December 31, 2004	March 31, 2005
ASSETS
Current Assets:
Cash and cash equivalents	$23,499	$12,650
Restricted investments	406,705	25,510
Accounts receivable, other	70,448	72,483
Materials and supplies	27,322	26,712
Tax receivable	—	2,549
Prepaid expenses and other current assets	1,154	1,925

Total current assets	529,128	141,829

Property, Plant and Equipment:
Property, plant and equipment	3,070,929	3,080,411
Less accumulated depreciation and amortization	(2,596,702)	(2,605,515)

Property, plant and equipment, net	474,227	474,896

Other Assets:
Nuclear decommissioning trust	215,849	217,299
Restricted investments	174,238	174,238
Other	1,534	1,645

Total other assets	391,621	393,182

Total Assets	$1,394,976	$1,009,907

See Notes to Texas Genco Holdings, Inc.'s Interim Financial Statements

	December 31, 2004	March 31, 2005
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Short-term borrowings	$—	$75,000
Accounts payable — affiliated companies, net	5,045	4,683
Accounts payable, other	16,884	19,100
Payable to former shareholders	389,743	8,548
Taxes and interest accrued	96,956	2,329
Other	1,444	1,180

Total current liabilities	510,072	110,840

Other Liabilities:
Accumulated deferred income taxes, net	70,032	70,998
Unamortized investment tax credit	40,920	40,071
Nuclear decommissioning reserve	233,278	236,113
Unrealized gain on nuclear decommissioning trust	59,062	59,289
Other	28,095	25,842

Total other liabilities	431,387	432,313

Commitments and Contingencies (Note 5)
Shareholder's Equity:
Common stock (64,764,240 shares outstanding at December 31, 2004 and March 31, 2005, respectively)	80	80
Additional paid-in capital	1,236,493	1,236,493
Treasury stock	(716,081)	(716,081)
Retained earnings (deficit)	(63,402)	(50,165)
Accumulated other comprehensive loss	(3,573)	(3,573)

Total shareholder's equity	453,517	466,754

Total Liabilities and Shareholder's Equity	$1,394,976	$1,009,907

See Notes to Texas Genco Holdings, Inc.'s Interim Financial Statements

TEXAS GENCO HOLDINGS, INC.

STATEMENTS OF CONSOLIDATED CASH FLOWS

(Thousands of Dollars)

(Unaudited)

	Three Months Ended March 31,
	2004	2005
Cash Flows from Operating Activities:
Net income	$60,892	$13,237
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	40,369	4,376
Fuel-related amortization	6,916	3,890
Amortization of deferred financing costs	274	318
Deferred income taxes	(3,342)	965
Investment tax credit	(2,884)	(849)
Changes in other assets and liabilities:
Accounts receivable	16,350	(2,035)
Taxes receivable	—	(2,549)
Inventory	842	610
Accounts payable	(21)	2,216
Accounts payable, affiliate	(3,627)	(362)
Taxes and interest accrued	(56,290)	(94,627)
Accrued reclamation costs	110	—
Benefit obligations	1,405	—
Deferred revenue from capacity auctions	(4,535)	—
Other current assets	(1,123)	(771)
Other current liabilities	(1,290)	(264)
Other long-term assets	(164)	(375)
Other long-term liabilities	(2,819)	(640)

Net cash provided by (used in) operating activities	51,063	(76,860)

Cash Flows from Investing Activities:
Capital expenditures and other	(23,051)	(8,935)
Proceeds from sale of investments		381,195
Increase in note receivable, affiliate	(52,155)	—

Net cash used in investing activities	(75,206)	372,260

Cash Flows from Financing Activities:
Payment of common stock dividends	(20,000)	—
Increase in short-term borrowings	—	75,000
Payment to former shareholders		(381,195)
Debt issuance costs	(106)	(54)

Net cash provided by (used in) financing activities	(20,106)	(306,249)

Net Decrease in Cash and Cash Equivalents	(44,249)	(10,849)
Cash and Cash Equivalents at Beginning of Period	44,558	23,499

Cash and Cash Equivalents at End of Period	$309	$12,650

Supplemental Disclosure of Cash Flow Information:
Cash Payments:
Interest	$436	$260
Income taxes	7,056	96,654

See Notes to Texas Genco Holdings, Inc.'s Interim Financial Statements

TEXAS GENCO HOLDINGS, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(1)    Background and Basis of Presentation

          General.    These financial statements are Texas Genco Holdings, Inc.'s consolidated interim financial statements and notes (Interim Financial Statements) including its wholly owned subsidiaries. The Interim Financial Statements are unaudited, omit certain financial statement disclosures and should be read with the consolidated financial statements of Texas Genco Holdings, Inc. for the year ended December 31, 2004.

          Background.    Prior to April 13, 2005, Texas Genco Holdings, Inc. was a wholly owned subsidiary of CenterPoint Energy, Inc. (CenterPoint Energy). In July 2004, Texas Genco Holdings, Inc. entered into a definitive transaction agreement pursuant to which it agreed to be acquired by Texas Genco LLC. On December 15, 2004, Texas Genco Holdings, Inc. completed the sale of its fossil generation assets (coal, lignite and natural gas-fired plants) to Texas Genco LLC for $2.813 billion in cash (Initial Disposition). Following the Initial Disposition, Texas Genco Holdings, Inc. distributed $2.231 billion in cash to CenterPoint Energy. Following the Initial Disposition on December 15, 2004, Texas Genco Holdings, Inc.'s principal remaining asset was its undivided 30.8% ownership interest in a nuclear generating facility. The final step of the transaction, the merger of Texas Genco Holdings, Inc. with a subsidiary of Texas Genco LLC in exchange for an additional cash payment to CenterPoint Energy of $700 million, was completed on April 13, 2005 (Nuclear Disposition), following receipt of approval from the Nuclear Regulatory Commission (NRC).

          Basis of Presentation.    The Interim Financial Statements include the operations of Texas Genco Holdings, Inc. and its subsidiaries, which manage and operate Texas Genco Holdings, Inc.'s electric generation operations.

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

          Texas Genco Holdings, Inc.'s Interim Financial Statements reflect all normal recurring adjustments that are, in the opinion of management, necessary to present fairly the financial position and results of operations for the respective periods. Amounts reported in Texas Genco Holdings, Inc.'s Statements of Consolidated Income are not necessarily indicative of amounts expected for a full-year period due to the effects of, among other things, (a) seasonal variations in energy consumption, (b) timing of maintenance and other expenditures and (c) acquisitions and dispositions of assets and other interests.

(2)    New Accounting Pronouncements

          In January 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. (FIN) 46 "Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51" (FIN 46). FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. On December 24, 2003, the FASB issued a revision to FIN 46 (FIN 46-R). For special-purpose entities (SPE's) created before February 1, 2003, Texas Genco Holdings, Inc. applied the provisions of FIN 46 or FIN 46-R as of December 31, 2003. The revised FIN 46-R is effective for all other entities for financial periods ending after March 15, 2004. Texas Genco Holdings, Inc. evaluated two purchase power contracts with qualifying facilities as defined in the Public Utility Regulatory Policies Act of 1978 and concluded that it was not required to consolidate the entities that own the qualifying facilities.

          On December 23, 2003, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 132 (Revised 2003), "Employer's Disclosures about Pensions and Other Postretirement Benefits" (SFAS No. 132 (R)) which increases the existing disclosure requirements by requiring more details about pension plan assets, benefit obligations, cash flows, benefit costs and related information. Companies are required to segregate plan assets by category, such as debt, equity and real estate, and to provide certain expected rates of return and other informational disclosures. SFAS No. 132 (R) also requires companies to disclose various elements of pension and postretirement benefit costs in interim-period financial statements for quarters beginning after December 15, 2003. Texas Genco Holdings, Inc. has adopted the disclosure requirements of SFAS No. 132 (R) in Note 6 to these Interim Financial Statements.

          On May 19, 2004, the FASB issued a FASB Staff Position (FSP) addressing the appropriate accounting and disclosure requirements for companies that sponsor a postretirement health care plan that provides prescription drug benefits. The new guidance from the FASB was deemed necessary as a result of the 2003 Medicare prescription law which includes a federal subsidy for qualifying companies. FSP FAS 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (FAS 106-2)," requires that the effects of the federal subsidy be considered an actuarial gain and treated like similar gains and losses and requires certain disclosures for employers that sponsor postretirement health care plans that provide prescription drug benefits. The FASB's related existing guidance, FSP FAS 106-1, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003," will be superseded upon the effective date of FAS 106-2. The effective date of the new FSP is the first interim or annual period beginning after June 15, 2004, except for certain nonpublic entities which have until fiscal years beginning after December 15, 2004. The adoption of FAS 106-2 did not have a material effect on Texas Genco Holdings, Inc.'s results of operations or financial condition.

(3)    Short-Term Borrowings

          In February 2005, Texas Genco Holdings, Inc. established a $75 million term loan facility under which borrowings may be made for working capital purposes at the London interbank offered rate plus 50 basis points. Two drawings aggregating $75 million could be made under the facility. This facility was secured by a lien on Texas Genco Holdings, Inc.'s equity and the partnership interests in its subsidiaries and cash collateral accounts set up in connection with the Initial Disposition. As of March 31, 2005, borrowings outstanding under this facility totaled $75 million. In connection with the Nuclear Disposition on April 13, 2005, the amounts outstanding under the facility were repaid and the facility was terminated.

(4)    Related Party Transactions and Major Customers

          As of December 31, 2004 and March 31, 2005, Texas Genco Holdings, Inc. had net accounts payable to CenterPoint Energy and its subsidiaries, which were affiliates prior to the Nuclear Disposition of $5 million for each period.

          During the three months ended March 31, 2004, the sales and services by Texas Genco Holdings, Inc. to Reliant Energy, Inc., formerly named Reliant Resources, Inc. (RRI), and its subsidiaries totaled $254 million. During the three months ended March 31, 2004 and 2005, there were no sales and services by Texas Genco Holdings, Inc. to CenterPoint Energy and its affiliates. During the three months ended March 31, 2004, the sales and services by Texas Genco Holdings, Inc. to another major customer, totaled $83 million.

          During the three months ended March 31, 2004, purchases of natural gas by Texas Genco Holdings, Inc. from CenterPoint Energy and its affiliates were $6 million.

          CenterPoint Energy provides some corporate services to Texas Genco Holdings, Inc. The costs of services have been directly charged to Texas Genco Holdings, Inc. using methods that management believes are reasonable. These methods include negotiated usage rates, dedicated asset assignment, and proportionate corporate formulas based on assets, operating expenses and employees. These charges are not necessarily indicative of what would have been incurred had Texas Genco Holdings, Inc. not been an affiliate. Amounts charged to Texas Genco Holdings, Inc. for these services were $6 million and $1 million for the three months ended March 31, 2004 and 2005, respectively, and are included primarily in operation and maintenance expenses.

          At the time of the closing of the Initial Disposition, Genco entered into a power purchase agreement with Texas Genco II, LP (Genco II). Under the power purchase agreement, Genco LP sold through December 31, 2008 the portion of its share of the power from STP equal to its forward sales obligations relating to the South ERCOT Zone transferred to Genco II in the Initial Disposition, which will be a substantial portion of its total share of the power from STP but less in 2008 than in the prior years. This power is sold on a unit-contingent basis, meaning that Genco LP will be excused (subject to the contingent payment for economic costs described below) from its obligations to deliver this power to the extent the power is unavailable as a result of a derating or forced outage at STP or certain other specified causes. Genco II will also purchase Genco LP's excess power on a non-firm basis and sell it to third parties on a non-firm and short-term firm basis. For these services, Genco LP will pay Genco II a monthly fee.

          During the period from the closing of the Initial Disposition until the closing of the Nuclear Disposition or the termination of the Transaction Agreement prior to the Nuclear Disposition closing, the pricing for this power is at the weighted average price achieved by Genco II on its forward sales in the South ERCOT Zone pursuant to the forward sales obligations relating to the South ERCOT Zone transferred to Genco II in the Initial Disposition.

(5)    Commitments and Contingencies

          When CenterPoint Energy transferred its electric generating assets and business to Texas Genco Holdings, Inc., that entity also assumed the rights and liabilities associated with that business and the assets transferred, including responsibilities for the litigation and other matters described below. As the current owner of that business and the related assets and liabilities, Texas Genco LLC has succeeded to those rights and obligations, except as modified in the sale agreement, in which CenterPoint Energy agreed to retain responsibility to defend litigation (primarily related to asbestos claims) to the extent, and only to the extent, the asserted claims are covered by certain insurance in effect at the time of the sale, subject to reimbursement of the cost of such defense by Texas Genco LLC.

          Clean Air Standards.    The 1999 Texas Electric Choice Law (Texas electric restructuring law) and regulations adopted by the Texas Commission on Environmental Quality (TCEQ) in 2001 require substantial reductions in emission of oxides of nitrogen (NOX) from electric generating units. Texas Genco Holdings, Inc. has installed cost-effective controls at its generating plants to comply with these requirements. From January 1, 2000 through December 31, 2004, Texas Genco Holdings, Inc. invested approximately $700 million for NOX emission control.

          Lignite Mine Reclamation.    Texas Genco Holdings, Inc. obtains lignite for its Limestone facility under an amended long-term contract with the owner/operator of the mine, Texas Westmoreland Coal Company ("TWCC") which contract was entered into in April 1999. Pursuant to the contract, TWCC is responsible for performing ongoing reclamation activities at the mine until all lignite reserves have been produced. When production is completed at the mine, Texas Genco Holdings, Inc. is responsible for final mine reclamation obligations. The Railroad Commission of Texas has imposed a bond obligation of approximately $70 million on TWCC for the reclamation of the lignite mine. Final reclamation activity is expected to commence in 2015. Pursuant to the contract with TWCC, an affiliate of CenterPoint Energy, Inc. has guaranteed $50 million of this obligation until 2010. The remaining sum of approximately $20 million has been bonded by TWCC. Under the terms of its contract with TWCC Texas Genco Holdings, Inc. is required to post a corporate guarantee of TWCC's reclamation bond when CenterPoint's obligation lapses. As of December 31, 2004 Texas Genco Holdings, Inc. had accrued $6.2 million related to the mine reclamation obligation.

          Litigation.    Although Genco LP or Texas Genco Holdings, Inc. are the named defendants in the matters described below, Texas Genco LLC is responsible for paying any damage awards in as much as the lawsuits relate to facilities that were transferred to Texas Genco LLC in the Initial Disposition.

          Asbestos.    Texas Genco Holdings, Inc. has been named, along with numerous others, as a defendant in several lawsuits filed by a large number of individuals who claim injury due to exposure to asbestos while working at sites along the Texas Gulf Coast. Most of these claimants have been workers who participated in construction, renovation or repair of various industrial facilities, including power plants, and some of the claimants have worked at locations owned by Texas Genco Holdings, Inc. As of March 31, 2005, there were 4,097 claims pending against Texas Genco Holdings, Inc. For the three months ended March 31, 2005, there were 48 claims filed against Texas Genco Holdings, Inc., 50 claims settled, 827 claims dismissed or otherwise resolved with no payment and the average settlement amount for each claim was approximately $3,600. Under the terms of the separation agreement between Texas Genco Holdings, Inc. and CenterPoint Energy, ultimate financial responsibility for uninsured losses relating to such claims has been assumed by Texas Genco Holdings, Inc., and under the terms of CenterPoint Energy's agreement to sell Texas Genco Holdings, Inc. to Texas Genco LLC, CenterPoint Energy has agreed to continue to defend such claims to the extent they are covered by insurance maintained by CenterPoint

Energy, subject to reimbursement of the costs of such defense from Texas Genco LLC. Texas Genco Holdings, Inc. anticipates that additional claims like those received may be asserted in the future and intends to continue vigorously contesting claims which it does not consider to have merit.

          Texas Antitrust Actions.    In July 2003, Texas Commercial Energy filed in federal court in Corpus Christi, Texas a lawsuit against Reliant Energy Incorporated (Reliant Energy), CenterPoint Energy and CenterPoint Energy Houston Electric, LLC (CenterPoint Houston), as successors to Reliant Energy, Genco LP, RRI, Reliant Electric Solutions, LLC, several other RRI subsidiaries and a number of other participants in the Electric Reliability Council of Texas (ERCOT) power market. The plaintiff, a retail electricity provider in the Texas market served by ERCOT, alleged that the defendants conspired to illegally fix and artificially increase the price of electricity in violation of state and federal antitrust laws and committed fraud and negligent misrepresentation. The lawsuit sought damages in excess of $500 million, exemplary damages, treble damages, interest, costs of suit and attorneys' fees. The plaintiff's principal allegations had previously been investigated by the Texas Utility Commission and found to be without merit. In June 2004, the federal court dismissed the plaintiff's claims and in July 2004, the plaintiff filed a notice of appeal. Texas Genco Holdings, Inc. is contesting the appeal.

          In February 2005, Utility Choice Electric filed in federal court in Houston, Texas a lawsuit against the CenterPoint Energy, CenterPoint Energy Houston Electric, LLC, CenterPoint Energy Gas Services, Inc., CenterPoint Energy Alternative Fuels, Inc., Genco LP and a number of other participants in the ERCOT power market. The plaintiff, a retail electricity provider with the ERCOT market, alleged that defendants conspired to illegally fix and artificially increase the price of electricity in violation of state and federal antitrust laws, intentionally interfered with prospective business relationships and contracts, and committed fraud and negligent misrepresentation. The plaintiff's principal allegations had previously been investigated by the Texas Utility Commission and found to be without merit. Texas Genco Holdings, Inc. intends to vigorously defend the case. The ultimate outcome of this matter cannot be predicted at this time.

          Nuclear Insurance.    Texas Genco Holdings, Inc. and the other owners of STP maintain nuclear property and nuclear liability insurance coverage as required by law and periodically review available limits and coverage for additional protection. The owners of STP currently maintain $2.75 billion in property damage insurance coverage, which is above the legally required minimum, but is less than the total amount of insurance currently available for such losses.

          Under the Price-Anderson Act, the maximum liability to the public of owners of nuclear power plants was $10.8 billion as of March 31, 2005. Owners are required under the Price-Anderson Act to insure their liability for nuclear incidents and protective evacuations. Texas Genco Holdings, Inc. and the other owners currently maintain the required nuclear liability insurance and participate in the industry retrospective rating plan under which the owners of the STP are subject to maximum retrospective assessments in the aggregate per incident of up to $100.6 million per reactor. The owners are jointly and severally liable at a rate not to exceed $10 million per reactor per year per incident.

          There can be no assurance that all potential losses or liabilities associated with the STP will be insurable, or that the amount of insurance will be sufficient to cover them. Any substantial losses not covered by insurance would have a material effect on Texas Genco Holdings, Inc.'s financial condition, results of operations and cash flows.

          Nuclear Decommissioning.    Texas Genco Holdings, Inc. maintains nuclear decommissioning trusts in accordance with the requirements of the NRC and the Public Utility Commission of Texas (Texas Utility Commission) in order to provide a fund for the ultimate decommissioning of its share of the South Texas Project. CenterPoint Houston, as collection agent for the nuclear decommissioning charge assessed on its transmission and distribution customers, deposits amounts collected into that decommissioning trust, and under an order of the Texas Utility Commission, Texas Genco Holdings, Inc. and CenterPoint Houston jointly administer the trusts currently. CenterPoint Houston contributed $2.9 million in 2004 to the decommissioning trusts, and Texas Genco Holdings, Inc. expects CenterPoint Houston to contribute $2.9 million in 2005. There are various investment restrictions imposed upon Texas Genco Holdings, Inc. by the Texas Utility Commission and NRC relating to Texas Genco Holdings, Inc.'s nuclear decommissioning trusts. Texas Genco Holdings, Inc. and CenterPoint Houston have each appointed two members to the Nuclear Decommissioning Trust Investment Committee which establishes the investment policy of the trusts and oversees the investment of the trusts' assets. The securities held by the trusts for decommissioning costs had an estimated fair value of $218 million as of March 31, 2005, of which approximately 35% were fixed-rate debt securities and the remaining 65% were equity securities. In May 2004, an outside consultant estimated Texas Genco Holdings, Inc.'s portion of decommissioning costs to be approximately $456 million. While the funding levels currently exceed minimum NRC requirements, no assurance can be given that the amounts held in trust will be adequate to cover the actual decommissioning costs of STP. Such costs may vary because of changes in the assumed date of decommissioning and changes in regulatory requirements, technology and costs of labor, materials and equipment. Pursuant to the Texas electric restructuring law, costs associated with nuclear decommissioning that have not been recovered as of January 1, 2002, will continue to be subject to cost-of-service rate regulation and will be charged to transmission and distribution customers of CenterPoint Houston or its successor. Texas Genco Holdings, Inc. and CenterPoint Energy have agreed in the sale agreement to cooperate in seeking to obtain approvals for any modifications to the amounts collected under the decommissioning charge in order to provide required funding to the decommissioning trusts.

          Joint Operating Agreement with City of San Antonio.    Prior to the Initial Disposition, Texas Genco Holdings, Inc. had a joint operating agreement with the City Public Service Board of San Antonio to share savings from the joint dispatching of each party's generating assets. Dispatching the two generating systems jointly results in savings of fuel and related expenses due to a more efficient utilization of each party's lowest cost resources. The two parties shared equally the savings resulting from joint dispatch. The agreement with CPS was transferred in connection with the closing of the Initial Disposition.

          Service Agreement Arrangements.    At the closing of the Initial Disposition, Genco LP entered into a services agreement with Genco II. Under that agreement, Genco II will provide energy dispatch and coordination services to Genco LP, administer Genco LP's PUC-mandated capacity auctions, market Genco LP's excess capacity and energy to third parties, and assist Genco LP generally in managing its trading business. For those services, Genco LP will pay Genco II a monthly fee at cost.

          Leases.    Pursuant to the terms of the transaction agreement for the sale of Texas Genco Holdings, Inc., CenterPoint Energy entered into leases with Genco LP for certain operating facilities and office space. The rights and obligations of Genco LP under these leases were allocated to Genco II prior to the Initial Disposition.

(6)    Employee Benefit Plans

  (a)    Pension

          Texas Genco Holdings, Inc.'s net periodic cost was as follows (in millions):

Three Months Ended March 31,
2004
Service cost	$2
Interest cost	2
Expected return on plan assets	(2)
Net amortization	1

Net periodic cost	$3

          CenterPoint Energy used the following assumptions to determine net periodic cost relating to pension benefits allocated to Texas Genco Holdings, Inc.:

2004
Discount rate	6.25%
Expected return on plan assets	9.00%
Rate of increase in compensation levels	4.10%

          Texas Genco Holdings, Inc.'s net periodic cost in the first quarter of 2005 was not material.

  (b)    Postretirement Benefits

          Texas Genco Holdings, Inc.'s employees participate in CenterPoint Energy's postretirement benefit plan. Net periodic cost in the three month periods ended March 31, 2004 was $1 million. Net periodic cost in the first quarter of 2005 was not material.

(7)    Subsequent Event

          As further discussed in Note 1, the merger of Texas Genco Holdings, Inc. with a subsidiary of Texas Genco LLC in exchange for an additional cash payment to CenterPoint Energy of $700 million, was completed on April 13, 2005, following receipt of approval from the NRC.

* * * *

           No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

TABLE OF CONTENTS

Summary
Risk Factors
Disclosure Regarding Forward-Looking Statements
Use of Proceeds
Dividend Policy
Capitalization
Dilution
The Formation Transactions
Reorganization and Holding Company Structure
Selected Financial Data
Unaudited Pro Forma Financial Information
Management's Discussion and Analysis of Financial Condition and Results of Operations
Business
Management
Certain Relationships and Related Party Transactions
Principal Stockholders
Description of Capital Stock
Description of Indebtedness
Shares Eligible For Future Sale
Material United States Federal Income and Estate Tax Consequences to Non-U.S. Holders of Class A Common Stock
Underwriting
Legal Matters
Experts
Additional Information
Glossary of Selected Terms

           Through and including                          , 2005 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

              Shares

Texas Genco Inc.

Class A Common Stock

PROSPECTUS

Goldman, Sachs & Co.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

          The following table sets forth the costs and expenses payable in connection with the distribution of the securities being registered. All amounts are estimated except the Securities and Exchange Commission registration fee and NASD filing fee.

Securities and Exchange Commission Registration Fee	$70,620
Listing Fees	*
Printing and Engraving Expenses	*
Blue Sky Fees and Expenses	*
Legal Fees	*
Accounting Fees	*
Registrar and Transfer Agent Fees	*
NASD Filing Fee	60,500
Miscellaneous Expenses	*

Total	*

*
To be filed by amendment.

Item 14.    Indemnification of Directors and Officers.

          Section 145 of the Delaware General Corporation Law (the "DGCL") grants each corporation organized thereunder the power to indemnify any person who is or was a director, officer, employee or agent of a corporation or enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, by reason of being or having been in any such capacity, if he acted in good faith in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action, or proceeding, had no reasonable cause to believe his conduct was unlawful. Our amended and restated certificate of incorporation provides that we must indemnify our directors and officers to the fullest extent authorized by the DGCL.

          Section 102(b)(7) of the DGCL enables a corporation in its certificate of incorporation or an amendment thereto or eliminate or limit the personal liability of a director to the corporation or its stockholders of monetary damages for violations of the directors' fiduciary duty of care, except (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which a director derived an improper personal benefit. The Amended and Restated Certificate of Incorporation of Texas Genco Inc. provides for such limitations on liability.

          We currently maintain liability insurance for our directors and officers. In connection with this offering, we will obtain additional liability insurance for our directors and officers. Such insurance would be available to our directors and officers in accordance with its terms.

          Reference is made to the form of underwriting agreement to be filed as Exhibit 1.1 hereto for provisions providing that the underwriters are obligated under certain circumstances, to indemnify our directors, officers and controlling persons against certain liabilities under the Securities Act of 1933, as amended.

Item 15.    Recent Sales of Unregistered Securities.

          On May 25, 2005, Texas Genco Inc. issued 100 shares of its Class B common stock, par value $0.01 per share, to Texas Genco Sponsor LLC for $1.00. The issuance of such shares to Texas Genco Sponsor LLC was not registered under the Securities Act because the shares were offered and sold in a transaction exempt from registration under Section 4(2) of the Securities Act.

Item 16.    Exhibits and Financial Statement Schedules.

  (a)
  Exhibits

1.1***	Form of Underwriting Agreement
2.1*	Transaction Agreement dated as of July 21, 2004 by and among CenterPoint Energy, Inc., Utility Holding, LLC, NN Houston Sub, Inc., Texas Genco Holdings, Inc., HPC Merger Sub, Inc. and Texas Genco LLC.
3.1***	Form of Amended and Restated Certificate of Incorporation of Texas Genco Inc.
3.2***	Form of Amended and Restated By-Laws of Texas Genco Inc.
4.1***	Specimen certificate evidencing shares of Texas Genco Inc. Class A common stock.
4.2***	Specimen certificate evidencing shares of Texas Genco Inc. Class B common stock.
4.3***	Form of Equityholders' Agreement.
4.4***	Form of Registration Rights Agreement.
5.1***	Opinion of Simpson Thacher & Bartlett LLP.
10.1***	Form of Amended and Restated Limited Liability Company Agreement of Texas Genco Holdings LLC.
10.2*	Indenture dated as of December 14, 2004 among Texas Genco LLC, Texas Genco Financing Corp., the guarantors party thereto and Wells Fargo Bank, National Association, as trustee.
10.3*
Credit Agreement dated as of December 14, 2004, among Texas Genco LLC, Goldman Sachs Credit Partners L.P., Morgan Stanley & Co. Morgan Stanley Senior Funding Inc., Deutsche Bank AG Cayman Islands Branch, Citicorp USA, Inc., Deutsche Bank Securities Inc. and the lending institutions from time to time parties thereto.
10.4*
Letter agreement dated as of December 15, 2004 from Blackstone Management Partners IV L.L.C., H&F Administration IV, LLC, Kohlberg Kravis Roberts & Co. L.P., TPG GenPar III, L.P. and TPG GenPar IV, L.P. to Texas Genco LLC.
10.5***	Form of Tax Receivable Agreement.
10.6*	Employment Agreement dated as of December 15, 2004 by and between Texas Genco LLC, Texas Genco Operating Services LLC and Jack Fusco.
10.7*	Employment Agreement dated as of December 15, 2004 by and between Texas Genco LLC, Texas Genco Operating Services LLC and Thad Miller.
10.8*	Employment Agreement dated as of January 2, 2005 by and between Texas Genco LLC, Texas Genco Operating Services LLC and Thomas Boehlert.

10.9*	Employment Agreement dated as of January 3, 2005 by and between Texas Genco LLC, Texas Genco Operating Services LLC and Margery Harris.
10.10**	Employment Agreement dated as of May 15, 2005 by and between Texas Genco LLC, Texas Genco Operating Services LLC and Thad Hill.
10.11***	Form of Management Securityholder's Agreement.
10.12***	Texas Genco Stock Incentive Plan.
21.1***	List of Subsidiaries.
23.1**	Consent of Deloitte & Touche LLP.
23.2***	Consent of Simpson Thacher & Bartlett LLP (included as part of its opinion filed as Exhibit 5.1 hereto).
24*	Powers of Attorney.

*
Previously filed.

**
Filed herewith.

***
To be filed by amendment.

(b)
Financial Statement Schedules

Item 17.    Undertakings.

          Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, or controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrants of expenses incurred or paid by a director, officer or controlling person of the registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrants will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

          The undersigned registrant hereby undertakes that:

          (1)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2)   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on July 27, 2005.

TEXAS GENCO INC.
By:	/s/ THAD MILLER Name: Thad Miller Title: Executive Vice President, Chief Legal Officer

SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Jack Fusco	Chief Executive Officer and Director	July 27, 2005
* Kelvin Davis	Director	July 27, 2005
* David Foley	Director	July 27, 2005
* Frederick Goltz	Director	July 27, 2005
* Philip Hammarskjöld	Director	July 27, 2005
* Marc Lipschultz	Director	July 27, 2005
* Michael MacDougall	Director	July 27, 2005
* Prakash Melwani	Director	July 27, 2005

* Erik Ragatz	Director	July 27, 2005
* Thomas Boehlert	Executive Vice President, Chief Financial Officer	July 27, 2005
* Jim Deidiker	Vice President and Controller	July 27, 2005
*By:	/s/ THAD MILLER Thad Miller	Attorney-in-fact	July 27, 2005

EXHIBIT INDEX

1.1***	Form of Underwriting Agreement
2.1*	Transaction Agreement dated as of July 21, 2004 by and among CenterPoint Energy, Inc., Utility Holding, LLC, NN Houston Sub, Inc., Texas Genco Holdings, Inc., HPC Merger Sub, Inc. and Texas Genco LLC.
3.1***	Form of Amended and Restated Certificate of Incorporation of Texas Genco Inc.
3.2***	Form of Amended and Restated By-Laws of Texas Genco Inc.
4.1***	Specimen certificate evidencing shares of Texas Genco Inc. Class A common stock.
4.2***	Specimen certificate evidencing shares of Texas Genco Inc. Class B common stock.
4.3***	Form of Equityholders' Agreement.
4.4***	Form of Registration Rights Agreement.
5.1***	Opinion of Simpson Thacher & Bartlett LLP.
10.1***	Form of Amended and Restated Limited Liability Company Agreement of Texas Genco Holdings LLC.
10.2*	Indenture dated as of December 14, 2004 among Texas Genco LLC, Texas Genco Financing Corp., the guarantors party thereto and Wells Fargo Bank, National Association, as trustee.
10.3*	Credit Agreement dated as of December 14, 2004, among Texas Genco LLC, Goldman Sachs Credit Partners L.P., Morgan Stanley & Co. Morgan Stanley Senior Funding Inc., Deutsche Bank AG Cayman Islands Branch, Citicorp USA, Inc., Deutsche Bank Securities Inc. and the lending institutions from time to time parties thereto.
10.4*	Letter agreement dated as of December 15, 2004 from Blackstone Management Partners IV L.L.C., H&F Administration IV, LLC, Kohlberg Kravis Roberts & Co. L.P., TPG GenPar III, L.P. and TPG GenPar IV, L.P. to Texas Genco LLC.
10.5***	Form of Tax Receivable Agreement.
10.6*	Employment Agreement dated as of December 15, 2004 by and between Texas Genco LLC, Texas Genco Operating Services LLC and Jack Fusco.
10.7*	Employment Agreement dated as of December 15, 2004 by and between Texas Genco LLC, Texas Genco Operating Services LLC and Thad Miller.
10.8*	Employment Agreement dated as of January 2, 2005 by and between Texas Genco LLC, Texas Genco Operating Services LLC and Thomas Boehlert.
10.9*	Employment Agreement dated as of January 3, 2005 by and between Texas Genco LLC, Texas Genco Operating Services LLC and Margery Harris.
10.10**	Employment Agreement dated as of May 15, 2005 by and between Texas Genco LLC, Texas Genco Operating Services LLC and Thad Hill.
10.11***	Form of Management Securityholder's Agreement.
10.12***	Texas Genco Stock Incentive Plan.
21.1***	List of Subsidiaries.
23.1**	Consent of Deloitte & Touche LLP.
23.2***	Consent of Simpson Thacher & Bartlett LLP (included as part of its opinion filed as Exhibit 5.1 hereto).
24*	Powers of Attorney.

*
Previously filed.

**
Filed herewith.

***
To be filed by amendment.